Filed by Tronox Limited
Pursuant to Rule 425 of the Securities Act of 1933, as amended
Subject Company: Tronox Incorporated (File No: 001-32669)
     On October 11, 2011, Tronox Incorporated posted the Transaction Agreement, dated as of September 25, 2011, by and among Tronox Incorporated, Tronox Limited, Concordia Acquisition Corporation, Exxaro Resources Limited, Exxaro Holdings Sands (Proprietary) Limited and Exxaro International BV on its website.
Disclaimer
      The Transaction Agreement is being made available to investors in order to provide them with information regarding its terms. It is not intended to provide any other factual information about Tronox Incorporated or Exxaro Resources Limited. In particular, the representations, warranties and covenants contained in the Transaction Agreement were made solely for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Transaction Agreement, may be subject to qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Transaction Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders are not third-party beneficiaries under the Transaction Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Tronox, Exxaro or their respective subsidiaries. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreement.
Additional Information and Where to Find It
      This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited will file with the SEC a Registration Statement that will include a proxy statement of Tronox Incorporated that also constitutes a prospectus of Tronox Limited. Tronox Incorporated will deliver the proxy statement/prospectus to its shareholders. Tronox Incorporated urges investors and shareholders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website (http://www.tronox.com) under the heading “Investor Relations”.

TRANSACTION AGREEMENT
by and among
TRONOX INCORPORATED,
TRONOX LIMITED,
CONCORDIA ACQUISITION CORPORATION,
EXXARO RESOURCES LIMITED,
EXXARO HOLDINGS SANDS (PROPRIETARY) LIMITED
and
EXXARO INTERNATIONAL BV
Dated as of September 25, 2011

-i-

(continued)

-ii-

(continued)
EXHIBITS

Exhibit I	Exchangeable Share Support Agreement Term Sheet

Exhibit II	Services Agreement Term Sheet

Exhibit III	Form of South African Shareholders Agreement

Exhibit IV	Form of Shareholder’s Deed

Exhibit V	Transition Services Agreement Term Sheet

Exhibit VI	Tronox Exchangeable Shares Term Sheet

Exhibit VII	Form of Amended Constitution

ANNEXES

Annex 1.1(a)	Required Regulatory Approvals

Annex 2.1(a)(ii)	Consideration Allocations

-iii-

TRANSACTION AGREEMENT
TRANSACTION AGREEMENT dated as of September 25, 2011 (this “Agreement”) by and among (i) Tronox Incorporated, a Delaware corporation (“Tronox”), (ii) Tronox Limited, a public limited company organized under the laws of Australia (“Parent”), (iii) Concordia Acquisition Corporation, a Delaware corporation (“Merger Sub” and, together with Tronox and Parent, the “Tronox Parties”), (iv) Exxaro Resources Limited, a company organized under the laws of the Republic of South Africa (“Exxaro”), (v) Exxaro Holdings Sands (Proprietary) Limited, a company incorporated in the Republic of South Africa, and (vi) Exxaro International BV, a company incorporated in the Netherlands ((v) and (vi) collectively, the “Exxaro Selling Entities” and, together with Exxaro, the “Exxaro Sellers”) (the parties in (i) through (vi), each a “Party” and collectively the “Parties”).
RECITALS
          A. The Exxaro Group engages in, among other businesses, the Mineral Sands Business (as defined below), including the supply of titanium dioxide feedstocks and zirconium;
          B. Tronox is a producer and marketer of titanium dioxide-based pigments and other specialty chemicals;
          C. Exxaro and Tronox are joint venture participants in the Tiwest Joint Venture (as defined below), comprising unincorporated joint ventures engaged in the Tiwest Business (as defined below);
          D. (i) Parent is a newly formed company incorporated in Western Australia, all of the issued and outstanding shares of which are owned by Tronox, and (ii) Merger Sub is a newly formed entity organized under the laws of the State of Delaware, and all of the issued and outstanding capital stock of such entity is owned by Parent;
          E. Parent wishes to acquire Exxaro’s Mineral Sands Business (including Exxaro’s interest in the Tiwest Joint Venture), and combine Tronox’s existing business and the acquired Mineral Sands Business under Parent, subject to the terms and conditions in this Agreement;
          F. Exxaro wishes to transfer its Mineral Sands Business (including its interest in the Tiwest Joint Venture) in exchange for newly issued ordinary shares of Parent, subject to the terms and conditions in this Agreement;
          G. After giving effect to the transfer by Exxaro to Parent (or its designee) of Exxaro’s Mineral Sands Business in exchange for newly issued ordinary shares of Parent, Exxaro will beneficially own 100% of the issued Parent Class B Shares and 26% of the shares in each of the South African Acquired Companies; and
          H. The Board of Directors of Tronox (the “Tronox Board”) and the Board of Directors of Exxaro have each approved this Agreement and the transactions contemplated hereby.
          NOW THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Parties agree as follows:
     1. DEFINITIONS; INTERPRETATION
1.1 Definitions
          For purposes of this Agreement, each of the following terms has the meaning set forth below.
          “2010 Management Equity Plan” means the Tronox 2010 Management Equity Incentive Plan, effective as of February 14, 2011.
          “2011 Director Compensation Policy” means the Tronox 2011 Post-Emergence Non-Employee Director Compensation Policy, which is governed by the 2010 Management Equity Plan, and effective as of February 14, 2011.
          “Accounts Receivable” means any accounts and/or notes receivable.
          “Acquired Business” means the business currently conducted by the South African Acquired Companies of (a) the exploration for and mining of heavy minerals used to produce titanium dioxide and other products, such as ilmenite, natural rutile and zirconium, (b) the beneficiation of (through mineral separation, smelting and other methods) of such minerals to produce slag and pig iron, and (c) the storage, sales, marketing, transport and distribution of the minerals and products described in clauses (a) and (b), in each case, including all of the assets, liabilities, rights and obligations of such business and business operations.
          “Acquired Companies” means, collectively, the Australian Acquired Companies and the South African Acquired Companies.
          “Acquired Companies Budget” is defined in Section 6.1(a).
          “Acquired Companies’ Business IP” is defined in Section 5.10(a).
          “Acquired Companies Closing Net Debt Amount” means (a) the sum of (i) the aggregate amount of Indebtedness (expressed as a positive number) of the Australian Acquired Companies and (ii) 74% of the aggregate amount of Indebtedness (expressed as a positive number) of the South African Acquired Companies, minus (b) the sum of (i) the aggregate amount of Cash (expressed as a positive number) held by the Australian Acquired Companies and (ii) 74% of the aggregate amount of Cash (expressed as a positive number) held by the South African Acquired Companies, in each case as of the Closing Date immediately before the Closing. For purposes of calculating the Acquired Companies Closing Net Debt Amount, (A) the aggregate amount of Cash of the Acquired Companies shall exclude the Closing Cash Adjustment, Closing South African Adjustment, Post-Closing Adjustment Amount or Final CapEx Adjustment payable by Exxaro to Parent, if any and (B) the amount of the Loan Accounts sold pursuant to Section 2.1(a)(iii) shall be excluded.
          “Acquired Companies Closing Net Working Capital” means the sum of (a) the aggregate amount of Net Working Capital of the Australian Acquired Companies as of the Closing Date immediately before the Closing and (b) 74% of the aggregate amount of Net Working Capital of the South African Acquired Companies as of the Closing Date immediately before the Closing. For purposes of calculating the Acquired Companies Closing Net Working Capital, any unpaid portion of an amount incurred by the South African

Acquired Companies as a capital expenditure for the Specified Projects pursuant to Section 6.1(i) shall be included in current liabilities of the South African Acquired Companies to the extent not already included in working capital. For the sake of clarity, for the purpose of calculating Acquired Companies Closing Net Working Capital, current assets of the Acquired Companies shall exclude the Closing Cash Adjustment, Closing South African Adjustment, Post-Closing Adjustment Amount or Final CapEx Adjustment payable by Exxaro to Parent, if any.
          “Acquired Companies Material Adverse Effect” is defined within the definition of “Material Adverse Effect.”
          “Acquired Companies Reference Net Debt Amount” means the amount set forth on Section 2.3(b) of the Exxaro Disclosure Schedule
          “Acquired Companies Reference Net Working Capital Amount” means the amount determined pursuant to the calculations set forth on Section 2.3(b) of the Exxaro Disclosure Schedule.
          “Acquired Company 2011 Preliminary Selected Financial Data” is defined in Section 5.7(b).
          “Acquired Company Business Personnel” is defined in Section 6.1(a)(x).
          “Acquired Company Financial Data” is defined in Section 5.7(b).
          “Acquired Company Financial Statements” is defined in Section 5.7(a).
          “Acquired Company Holders” is defined in Section 5.4(a).
          “Acquired Company Material Contract” is defined in Section 5.9(a).
          “Acquired Employees” is defined in Section 5.17(a).
          “Acquired Entities” means, collectively, Exxaro Sands, Exxaro TSA Sands, and Exxaro Australia Holdings.
          “Acquired Exxaro Shares” is defined in Section 2.1(a)(ii).
          “Acquisition Proposal” means any offer or proposal relating to any Acquisition Transaction.
          “Acquisition Transaction” means, (a) with respect to Exxaro, (i) any transaction or series of related transactions (other than as contemplated by or disclosed in this Agreement and the Ancillary Agreements, or any other offer or proposal by Tronox or its Affiliates) involving the direct or indirect sale or disposition (whether by merger, consolidation, asset sale, stock sale or otherwise) of all or any portion of the assets of Exxaro’s Mineral Sands Business (other than in the ordinary course of business), or all or any portion of the equity securities of any Exxaro Seller, any Acquired Company or Exxaro’s interest in Tiwest, (ii) any liquidation or dissolution of any Exxaro Seller, any Acquired Company or Exxaro’s interest in Tiwest, or (iii) any agreement, arrangement, understanding or transaction that requires the Exxaro Sellers to abandon, terminate or fail to consummate the transactions contemplated hereby or by the Ancillary Agreements, and (b) with respect to Tronox, (i) any transaction or series of related transactions (whether by merger, consolidation, asset sale, share issuance, share sale or otherwise) of all or any portion of the assets of the Tronox Business (other than in the ordinary course of business), or all or any portion of the equity securities of any member of the Tronox Group (other than Tronox), or Tronox’s interest in Tiwest, or that results in any Person acquiring 15% or more of the equity securities of Tronox (other than, for the avoidance of doubt, as a result of acquisitions not pursuant to any agreement with Tronox), (ii) any liquidation or dissolution of Tronox, any member of the Tronox Group or Tronox’s interest in Tiwest or (iii) any agreement, arrangement, understanding or transaction that requires Tronox to abandon, terminate or fail to consummate the transactions contemplated hereby or by the Ancillary Agreements.
          “Adjustment Resolution Period” is defined in Section 2.3(c).
          “Affiliated Parties” is defined in Section 5.25(a).
          “Affiliates” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, (a) Tronox and its Subsidiaries shall not be deemed Affiliates of Exxaro and its Subsidiaries, and Exxaro and its Subsidiaries shall not be deemed Affiliates of Tronox and its Subsidiaries (except that the Acquired Companies and Tiwest will be Affiliates of Parent and its Subsidiaries after the Closing) and (b) prior to the Closing, Tiwest is an Affiliate of both the Tronox Group and the Exxaro Group.
          “Agreement” is defined in the Preamble.
          “Amended Constitution” is defined in Section 3.5(a).
          “Ancillary Agreements” means the Shareholder’s Deed, the Transition Services Agreement, the Services Agreement, the Exchangeable Share Support Agreement and the South African Shareholders Agreement.
          “Anglo Properties” means those Owned Real Properties on which the Mining Rights and the Prospecting Rights are located which are owned by Anglo Operations Limited and in respect of which Exxaro TSA Sands and/or Exxaro Sands are granted a right of access, use and occupation for the duration of the Mining Rights and the Prospecting Rights.
          “ASIC” means the Australian Securities and Investments Commission.
          “Assessed Financial Provision” is defined in Section 5.13(o).
          “Assigned Intellectual Property” is defined in Section 6.1(l).
          “Australian Acquired Companies” means (a) Exxaro Investments (Australia) Pty Ltd, ABN 53 071 040 152 , (b) Exxaro Holdings (Australia) Pty Ltd, ABN 90 071 040 750, (c) Exxaro Australia Sands Pty Ltd, ABN 28 009 084 851, (d) Ticor Resources Pty Ltd, ABN 27 002 376 847, (e) Ticor Finance (A.C.T.) Pty Ltd, 58 008 659 363, (f) TiO2 Corporation Pty Ltd, ABN 50 009 124 181, (g) Tific, (h) Yalgoo, (i) Tiwest Sales Pty Ltd, ABN 40 009 344 094, (j) Senbar Holdings Pty Ltd, ABN 86 009 313 062, (k) Synthetic Rutile Holdings Pty Ltd, ABN 38 009 312 047, and (l) Pigment Holdings Pty Ltd, ABN 53 009 312 994.
          “Australian Corporations Act” means the Corporations Act 2001 (Cth) of Australia.

          “Australian Tax Act” means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth), jointly, as applicable.
          “Basket” is defined in Section 10.4(a).
          “BEE Act” means the South African Broad Based Black Economic Empowerment Act, 2003 read together with the Codes of Good Practice promulgated thereunder, all as amended and replaced from time to time.
          “Book-Entry Share” is defined in Section 3.6(c).
          “Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for business in each of New York, New York, Pretoria, South Africa and Perth, Australia.
          “CapEx Amount” means the aggregate amount that has been incurred in accordance with Section 6.3(i) as capital expenditures for the Specified Projects after July 1, 2011 and prior to Closing Date. For the avoidance of doubt, the CapEx Amount shall not include any capital expenditures expended for the period between July 1, 2011 and the Closing Date in connection with any business activities or operations that have generated or will generate revenues prior to the Closing.
          “Cash” means the cash on hand, cash in current accounts, cash in short term deposit or similar accounts, money orders, certified checks, checks and drafts received from third parties and not yet deposited and cleared, and cash equivalents (including negotiable or other readily marketable securities and short term investments).
          “Cash Consideration” means an amount in cash equal to US$12.50.
          “Certificate” is defined in Section 3.6(c).
          “Certificate of Merger” is defined in Section 3.2.
          “Claim Notice” is defined in Section 10.6(a).
          “Closing” is defined in Section 9.1.
          “Closing Cash Adjustment” means the sum of (i) the Closing Net Working Capital Adjustment Amount, which could be a positive or negative number, and (ii) the Closing Net Debt Adjustment Amount, which could be a positive or negative number.
          “Closing Date” is defined in Section 9.1.
          “Closing Environmental Rehabilitation Deficit” means (i) the Assessed Financial Provision or, if either South African Acquired Company or the DMR reassesses the financial provision to be made for the rehabilitation and management of negative environmental impacts in respect of the prospecting and mining operations of the South African Acquired Companies at any time prior to the Closing, the aggregate amount of financial provisions determined pursuant to such assessment (and approved by the DMR in writing if done by a South African Acquired Company), minus (ii) the New Rehabilitation Trust Fund Amount calculated as if the transfer of the New Rehabilitation Trust Fund Amount occurs, or is deemed to occur, as of the Closing Date.

          “Closing Environmental Rehabilitation Deficit Adjustment” means the amount derived by subtracting the Reference Environmental Rehabilitation Deficit from the Closing Environmental Rehabilitation Deficit, which could be a positive or negative number.
          “Closing Net Debt Adjustment Amount” means (a) the amount derived by subtracting the Tronox Reference Net Debt Amount from the Estimated Tronox Closing Net Debt Amount, minus (b) the amount derived by subtracting the Acquired Companies Reference Net Debt Amount from the Estimated Acquired Companies Closing Net Debt Amount. For the avoidance of doubt, (i) the amounts described in clause (a) or (b) could each be a positive or negative number, and (ii) the subtraction of a negative number shall be the same as the addition of the correlative absolute value of such negative number.
          “Closing Net Working Capital Adjustment Amount” means (a) the amount derived by subtracting the Acquired Companies Reference Net Working Capital Amount from the Estimated Acquired Companies Closing Net Working Capital, which could be a positive or negative number, minus (b) the amount derived by subtracting the Tronox Reference Net Working Capital Amount from the Estimated Tronox Closing Net Working Capital. For the avoidance of doubt, (i) the amounts described in clause (a) or (b) could each be a positive or negative number, and (ii) the subtraction of a negative number shall be the same as the addition of the correlative absolute value of such negative number.
          “Closing South African Adjustment” means the amount derived by subtracting (i) the Closing Environmental Rehabilitation Deficit Adjustment from (ii) the Estimated CapEx Amount.
          “Commissioner of Taxation” means the Commissioner of Taxation created in accordance with section 4 of the Australian Taxation Administration Act 1953.
          “Competing Business” is defined in Section 6.1(g)(i).
          “Competition Law” means all statutes, rules, regulations, orders, Decrees, administrative and judicial doctrines and other Laws in any jurisdiction that are designed or intended to prohibit, restrict or regulate (i) foreign investment (other than in the Commonwealth of Australia) or (ii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.
          “Confirmation Order” means the order of the Bankruptcy Court for the Southern District of New York entered on November 30, 2010.
          “Consent” means any approval, consent, ratification, clearance, exemption, waiver or other authorization by any Person (other than the Required Regulatory Approvals).
          “Consolidated Group” has the meaning given to it in Part 3-90 of the Australian Tax Act.
          “Contract” means any written or oral agreement, contract, lease, sublease, indenture, mortgage, instrument, guaranty, loan or credit agreement, note, bond, customer order, purchase order, sales order, franchise, dealer and distributorship agreement, supply agreement, development agreement, joint venture agreement, promotion agreement, license agreement, contribution agreement, partnership agreement or other arrangement, understanding, permission or commitment that, in each case, is legally binding.

          “Decree” means any judgment, decree, ruling, injunction, assessment, attachment, undertaking, award, charge, writ, code, regulation, rule, executive order, administrative order or any other restriction or any other order of any Governmental Entity.
          “Debt Security” means (a) any security other than an equity security, (b) any share of non-participatory preferred stock or (c) any asset-backed security.
          “Delaware Courts” is defined in Section 12.9(a).
          “DGCL” is defined in Section 3.1.
          “Disclosure Schedules” means the Exxaro Disclosure Schedule or the Tronox Disclosure Schedule, as applicable.
          “Dispute” is defined in Section 12.8(a).
          “Disputed Amounts” is defined in Section 2.3(d).
          “Dissenting Shares” is defined in Section 3.9(a).
          “DMR” means the South African Department of Mineral Resources.
          “DMR Guarantees” means the guarantees for the benefit of the DMR issued by financial institutions for the account of Exxaro or its Subsidiaries in respect of the mine closure and rehabilitation liabilities of each South African Acquired Company.
          “Effective Time” is defined in Section 3.2.
          “Election Deadline” is defined in Section 3.7(b).
          “Election Form” is defined in Section 3.7(a).
          “Employee Benefit Arrangement” means any employee benefit arrangement of any kind, including Equity-Based Compensation Plans, deferred compensation arrangements, accidental death and dismemberment benefits, insurance coverage, workers’ compensation, short and long-term disability, supplemental unemployment benefits, vacation benefits, fringe benefits, cafeteria plans, flexible spending account programs, bonus, incentive, or incentive compensation, severance agreements or pension schemes, in each case, maintained or contributed to by any member of the Tronox Group or Exxaro Group (as applicable) in which any member of the Tronox Group or any Acquired Employee (as applicable) participates or participated and that provides benefits to employees of the Tronox Group or the Acquired Employees (as applicable) provided that Employee Benefit Arrangement shall not include any employee benefit plan or arrangement that is required to be maintained or contributed to pursuant to applicable Law.
          “Environmental, Health and Safety Requirements” means all applicable domestic, foreign (including South African and Australian), federal, provincial, state, supranational and local administrative, civil and criminal Laws, Permits, rules having the force and effect of law, statutes, regulations, ordinances, codes, Decrees, directives, legally binding judicial and administrative orders, and all common law (at law or in equity), in each case, concerning or relating to workplace health and safety, the conduct of prospecting, mining or mine reclamation (including mine safety and health) or to pollution, preservation, remediation, reclamation, restoration, rehabilitation or the protection of the environment or natural resources, the protection of human health from environmental hazards or exposure to hazardous substances, or the emission of greenhouse gases.
          “Environmental Liabilities” means any direct or indirect Liability or claim, whether known or unknown, arising under or relating to any Environmental, Health and Safety Requirements or any Release of or exposure to Hazardous Materials, whether based on negligence, strict liability or otherwise, including costs and liabilities for investigation, removal, remediation, restoration, abatement, monitoring, personal injury, property damage, natural resource damages, court costs, and reasonable attorneys’ fees.
          “Equity-Based Compensation Plan” means any stock option, restricted stock unit, equity-based compensation, performance units, employee stock ownership plan or stock purchase plan, program or arrangement.
          “Estimated Acquired Companies Closing Adjustment Statement” is defined in Section 2.2(a).
          “Estimated Acquired Companies Closing Net Debt Amount” is defined in Section 2.2(a).
          “Estimated Acquired Companies Closing Net Working Capital” is defined in Section 2.2(a).
          “Estimated CapEx Amount” is defined in Section 2.2(a).
          “Estimated Tronox Closing Adjustment Statement” is defined in Section 2.2(a).
          “Estimated Tronox Closing Net Debt Amount” is defined in Section 2.2(a).
          “Estimated Tronox Closing Net Working Capital” is defined in Section 2.2(a).
          “Exchangeable Registration Statement” is defined in Section 4.27.
          “Exchangeable Share Election” means an election to receive Tronox Exchangeable Shares in the Tronox Merger pursuant to Section 3.6(a)(i).
          “Exchangeable Share Support Agreement” means the support agreement to be entered into between Parent and Tronox with respect to the Tronox Exchangeable Shares, substantially consistent with the terms set forth on Exhibit I hereto.
          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
          “Exchange Agent” is defined in Section 3.8(a).
          “Exchange Fund” is defined in Section 3.8(a).
          “Exchange Rate” means, as to any date, the average for the 30-day period immediately preceding such date of the spot currency rates for the applicable currencies to the U.S. dollar as reported in the “World Currency Rates” section on www.bloomberg.com (or a future equivalent) at 5:00 p.m. New York time.
          “Exchange Ratio” means one Parent Class A Share or Tronox Exchangeable Share for each share of Tronox Common Stock as contemplated by Section 3.6(a)(i).

          “Exxaro” is defined in the Preamble.
          “Exxaro Australia” means Exxaro Australia Pty Ltd, a company incorporated in Western Australia.
          “Exxaro Australia GST Group” means the GST Group comprised of Exxaro Australia, Exxaro Australia Holdings and Exxaro Investments (Australia) Pty Ltd.
          “Exxaro Australia Holdings” means Exxaro Holdings (Australia) Pty Ltd, ACN 071 040 750, a company incorporated in Western Australia.
          “Exxaro Australia Sands” means Exxaro Australia Sands Pty Ltd, ABN 28 009 084 851, a company incorporated in Western Australia.
          “Exxaro Australia Sands GST Group” means the GST Group comprised of Exxaro Australia Sands and the remaining Australian Acquired Companies other than Exxaro Australia Holdings and Exxaro Investments (Australia) Pty Ltd.
          “Exxaro Consents” is defined in Section 5.3(b).
          “Exxaro Disclosure Schedule” is defined in the introduction to Article 5.
          “Exxaro Equity-Based Compensation Plan” means only those Equity-Based Compensation Plans, whether written or unwritten, (i) that are maintained by, sponsored in whole or in part by, or contributed to by the Acquired Companies or any other member of the Exxaro Group for the benefit of the Acquired Employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such Acquired Employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or (ii) with respect to which the Acquired Companies or any other member of the Exxaro Group has or may have any Liability.
          “Exxaro Fundamental Representations” is defined in Section 10.1.
          “Exxaro Group” means Exxaro and its Subsidiaries.
          “Exxaro Holdings Sands” means Exxaro Holdings Sands (Proprietary) Limited, a company incorporated in the Republic of South Africa.
          “Exxaro Indemnitee” is defined in Section 10.3.
          “Exxaro Insurance Policies” is defined in Section 5.31(a).
          “Exxaro Knowledge Persons” means the senior officers of Exxaro whose names are specified in Section 1.1(a) of the Exxaro Disclosure Schedule.
          “Exxaro Material Adverse Effect” is defined within the definition of “Material Adverse Effect.”
          “Exxaro MEC Group” means the MEC Group of which Exxaro Australia is the Head Company and the other Australian Acquired Companies are members immediately before the Closing.

          “Exxaro Names and Marks” means the name “Exxaro” in any trademark, trade name, domain name, corporate name, symbol or other trade identifier or indicia of origin for the Mineral Sands Business or any derivatives thereof.
          “Exxaro Real Property” is defined in Section 5.19(c).
          “Exxaro Sale” is defined in Section 2.1.
          “Exxaro Sands” means Exxaro Sands (Pty) Ltd, a company incorporated in the Republic of South Africa.
          “Exxaro Sellers” is defined in the Preamble.
          “Exxaro Selling Entities” is defined in the Preamble.
          “Exxaro Share Consideration” is defined in Section 2.1(a)(iv).
          “Exxaro TSA Sands” means Exxaro TSA Sands (Pty) Ltd, a company incorporated in the Republic of South Africa.
          “Exxaro TSA Sands Properties” means the Owned Real Properties registered in the name of Exxaro TSA Sands on which the Mining Rights and Prospecting Rights are located.
          “FATA” is defined in Section 11.1(a).
          “Final CapEx Adjustment” is defined in Section 2.4(c).
          “GAAP” means generally accepted accounting principles in the United States of America.
          “Governmental Entity” means any federal, state, national, supranational, provincial, regional or local governmental or regulatory authority, agency, commission, minister, bureau, court, tribunal, arbitrator, self-regulatory organization, or other governmental entity.
          “Governmental Prohibition” is defined in Section 8.1(a).
          “Gravelotte” means Gravelotte Iron Ore Company (Pty) Ltd, a company incorporated in the Republic of South Africa.
          “Gravelotte Right” means the Gravelotte mining right, DMR reference LP388CMR.
          “Group Liability” means “group liability” as the words are defined in section 721-10(1)(a) of the Australian Tax Act.
          “GST Law” means the same as “GST law” means in the Australian A New Tax System (Goods and Services Tax) Act 1999 (Cth).
          “Hazardous Materials” means any pollutant, contaminant, solid waste, petroleum or petroleum product, dangerous or toxic substance, hazardous or extremely hazardous substance or chemical, or otherwise hazardous material or waste regulated or as to which liability or standards of conduct are imposed under applicable Environmental, Health and Safety Requirements.

          “HDSA” means a historically disadvantaged person for purposes of the MPRDA and the Mining Charter.
          “Head Company” has the meaning given to it in Part 3-90 of the Australian Tax Act.
          “IFRS” means International Financial Reporting Standards, as adopted by the International Accounting Standards Board.
          “Income Taxes” means any Tax imposed on or measured by net income or net profits, including all interest, penalties, fines, additions to Tax, amounts in respect of Tax or additional amounts imposed by any Taxing Authority in connection with such Tax.
          “Indebtedness” of any Person means all obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under capital leases, (e) under any defined benefit plan in excess of the value of the plan assets held by such plan, (f) under any interest rate or currency swap (valued at the termination value thereof), (g) for the mark-to-market value of any foreign exchange contract or option agreement, or (h) obligations described in clauses (a) through (g) above of any other Person or guarantees to support the business or operations of any other Person; provided that (x) certain operating leases of any Person, which are recorded as a financial liability in accordance with IFRS or GAAP, and (y) certain operating and capital leases of any Person entered into between the date hereof and the Closing Date in the ordinary course of business, will be excluded for the purposes of “Indebtedness” hereunder.
          “Indemnitee” is defined in Section 10.3.
          “Indemnitor” is defined in Section 10.6(a).
          “Independent Accountants” is defined in Section 2.3(d).
          “Intellectual Property” means (a) trademarks, service marks, Internet domain names, logos, trade dress, trade names, corporate names and any and every other form of trade identity or indicia of origin, and the goodwill associated therewith and symbolized thereby; (b) inventions, discoveries and patents, and the improvements thereto; (c) published and unpublished works of authorship and the copyrights therein and thereto (including databases and other compilations of information, computer and electronic data processing programs and software, in both source code and object code); (d) trade secrets, confidential business and technical information and any other confidential information (including ideas, research and development, know-how, formulae, calculations, algorithms, models, designs, processes, business methods, customer lists and supplier lists); (e) all rights in data and data bases; (f) all other intellectual property or similar proprietary rights; and (g) all applications, registrations and renewals for the foregoing.
          “IRC” means the United States Internal Revenue Code of 1986, as amended.
          “IRS” means the United States Internal Revenue Service.
          “Knowledge of Exxaro” means the actual knowledge of any Exxaro Knowledge Person after due and diligent inquiry.

          “Knowledge of Tronox” means the actual knowledge of any Tronox Knowledge Person after due and diligent inquiry.
          “KPMG NY” is defined in Section 2.3(d).
          “Law” means any law, statute, constitution, treaty, rule, regulation, policy, guideline, standard, directive, ordinance, code, judgment, ruling, order, writ, Decree, stipulation, normative act, instruction, information letter, injunction or determination of any Governmental Entity.
          “Leased Real Property” of a Person means all of the land, buildings, structures, improvements, fixtures or other real property interests in which such Person holds an interest (including held jointly) pursuant to the Leases.
          “Leases” means all of the leases, subleases, licenses, sublicenses, concessions and other Contracts, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which any Person holds any interest in real (immovable) property that is used or held for use in connection with the operation of its business.
          “Letsitele Right” means the Letsitele prospecting right, DMR reference LP729PR.
          “Liabilities” means all direct and indirect liabilities, losses, Indebtedness, commitments, obligations, responsibilities, claims, damages, judgments, fines, penalties, diminutions, interests, costs, expenses, deficiencies, causes of action, choses in action, whether or not fixed, contingent or absolute, matured or unmatured, direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, suspected or unsuspected, asserted or unasserted, determined, determinable or otherwise, in law or equity, existing by Law, contract or otherwise, whether or not involving any third party claims.
          “Liens” means any and all mortgages, pledges, claims, restrictions, priority, preference, right of first refusal, attachment, hypothecation, infringements, liens, charges, encumbrances and security interests and put, call, conversion or other claims of any kind or nature whatsoever, or any title retention agreement or any financing lease involving substantially the same economic effect as the foregoing.
          “Litigation” means any dispute, action, cause of action, suit, claim, investigation, mediation, audit, demand, hearing or proceeding, whether civil, criminal, administrative or arbitral, whether at Law or in equity and whether before any Governmental Entity.
          “Loan Account” means a claim by a shareholder on loan account against a South African Acquired Company, being the Indebtedness of such South African Acquired Company to that shareholder, including any claim for the payment of interest thereon.
          “Losses” means, collectively, any and all liabilities, losses, damages, diminutions, claims, judgments, awards, fines, Taxes, penalties, interest, costs and expenses, including reasonable attorneys’ and accounting fees (in each case to the extent that such items are not included in the calculation of the Acquired Companies Closing Net Working Capital or the Tronox Closing Net Working Capital as determined pursuant to Section 2.3).
          “Material Adverse Effect” means, with respect to (x) the Exxaro Group and its business taken as a whole but excluding the Acquired Companies and the Mineral Sands Business (referred to as “Exxaro

Material Adverse Effect”), (y) the Acquired Companies and the Mineral Sands Business, taken as a whole (referred to as “Acquired Companies Material Adverse Effect”), or (z) the Tronox Group and Tronox Business, taken as a whole (referred to as “Tronox Material Adverse Effect”), as the case may be, any change, state of facts, circumstance, event or effect that, individually or in the aggregate, (a) is materially adverse to the financial condition, businesses or results of operations of the Exxaro Group and its business, taken as a whole but excluding the Acquired Companies and the Mineral Sands Business, the Acquired Companies and the Mineral Sands Business, taken as a whole, or the Tronox Group and Tronox Business, taken as a whole, as applicable, excluding any such change, state of facts, circumstance, event or effect to the extent caused by or resulting from: (i) changes in economic, market, business or regulatory conditions generally in the jurisdiction of organization or any other jurisdiction in which such party operates, or in the global financial markets generally or in the financial markets of any such jurisdiction; (ii) changes, circumstances or events generally affecting the industry in which such party operates; (iii) changes in any Law after the date hereof; (iv) changes in generally accepted accounting principles (or local equivalents in the applicable jurisdiction) after the date hereof, including accounting and financial reporting pronouncements by JSE Limited, the SEC, the Australian Securities and Investments Commission or the Financial Accounting Standards Board, as the case may be; (v) the commencement, occurrence or continuation of any hostilities, act of war, sabotage, terrorism or military actions, or any natural disasters or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions or natural disasters; (vi) the execution, delivery, announcement or performance of this Agreement and the transactions contemplated hereby; (vii) any action required to be taken or failure to act by any member of the Exxaro Group or any of its Affiliates (in the case of an Exxaro Group Material Adverse Effect or an Acquired Companies Material Adverse Effect) or any member of the Tronox Group or any of its Affiliates (in the case of an Tronox Material Adverse Effect) pursuant to the terms of this Agreement; and (viii) in the case of a Tronox Material Adverse Effect, any changes in the share price or trading volume of its common stock or the failure of Tronox to meet internal or published projections estimates or forecasts for any period (provided that the underlying causes of any such changes or failure may be taken into account in determining whether a Tronox Material Adverse Effect has occurred or would reasonably be expected to occur); except in the case of the foregoing clauses (i) through (v) to the extent those changes, state of facts, circumstances, events, or effects have a disproportionate effect on the Exxaro Group and its business, taken as a whole but excluding the Acquired Companies and the Mineral Sands Business, the Acquired Companies and the Mineral Sands Business taken as a whole, or the Tronox Group or Tronox Business taken as a whole, as applicable, relative to other for profit industry participants operating in the same or similar businesses and markets, or (b) materially impairs or delays the ability of the Exxaro Group (excluding the Acquired Companies) or the Acquired Companies (in the case of an Exxaro Group Material Adverse Effect or Acquired Companies Material Adverse Effect) or the Tronox Group (in the case of Tronox Group Material Adverse Effect), respectively, to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby. Notwithstanding the foregoing, each Party acknowledges and agrees that any nationalization or similar expropriation of mining, prospecting rights or assets of the Acquired Business shall be deemed an Acquired Companies Material Adverse Effect.
          “Maximum Exchangeable Share Election Number” is defined in Section 3.6(b).
          “MEC Group” has the meaning given to it in Part 3-90 of the Australian Tax Act.
          “Merger Consideration” is defined in Section 3.6(a)(i)(C).
          “Merger Sub” is defined in the Preamble.

          “Mineral Sands Business” means, collectively, the Acquired Business and the Tiwest Business.
          “Mining Charter” means the South African Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry promulgated under the MPRDA, as amended and replaced from time to time.
          “Mining Rights” means, collectively, (i) the mining rights held by Exxaro Sands in respect of heavy minerals, ilmenite, rutile, leucoxene, zirconium and associated minerals in KwaZulu Natal under DMR reference KZN150MR (Braeburn), KZN164MR (Fairbreeze C Extension), KZN125MR (Hillendale), KZN124 (Reserve 1010); KZN123MR (Fairbreeze Conversion), KZN178MR (Braeburn Extension), and (ii) the mining rights held by Exxaro TSA in respect of heavy minerals, ilmenite, rutile, leucoxene, zirconium and associated minerals in the Western Cape under DMR reference WC113MR (Hartebeestekom) and WC114MR (Rietfontein Conversion).
          “MPRDA” means the South African Minerals and Petroleum Resources Development Act, 2002, as amended and replaced from time to time.
          “MPTRO” means the Minerals and Petroleum Titles Registration Office, as defined in the South African Mining Titles Registration Amendment Act of 2003.
          “Namakwa Sands Ilmenite Supply Project” means the project to supply ilmenite from Namakwa Sands to the KZN smelter during the period between the closure of mining at Hillendale and the commencement of mining at Fairbreeze, utilizing ilmenite from a stockpile called the un-attritioned mag stockpile, as well as ilmenite coming from the mine which normally would have gone to the un-attritioned mag stockpile.
          “NDA” means the mutual nondisclosure agreement entered into between Tronox, Tronox Western Australia Pty. Ltd., Exxaro, Exxaro Australia Sands, Yalgoo and Tific, dated May 11, 2010, as amended from time to time.
          “Net Working Capital” means, (a) with respect to Tronox, its net working capital as of the Closing Date immediately before the Closing, calculated using its current assets and current liabilities and the methodology illustrated in Section 2.3(b)(ii) of the Tronox Disclosure Schedule to compute the Tronox Reference Net Working Capital Amount, and in accordance with GAAP, without regard to materiality, and (b) with respect to the Acquired Companies, their aggregate net working capital as of the Closing Date immediately before the Closing, calculated using their current assets and current liabilities and the methodology illustrated in Section 2.3(b) of the Exxaro Disclosure Schedule to compute Acquired Companies Reference Net Working Capital Amount, and in accordance with IFRS, without regard to materiality; provided, however, in each case of (a) and (b), all Cash, intercompany receivables, intercompany payables, amounts due to Affiliates, loans to Affiliates and short-term debt owed to unaffiliated third parties shall be excluded from the calculation of Net Working Capital; and provided further that the calculation shall exclude (i) Income Taxes with respect to the Acquired Companies and (ii) Stamp Duty, to the extent Parent bears such Stamp Duty pursuant to Section 7.3.
          “New Rehabilitation Trust Fund” is defined in Section 6.3(l).
          “New Rehabilitation Trust Fund Amount” is defined in Section 6.3(l).

          “New York Court” is defined in Section 12.8(d)
          “Non-Election Shares” shall mean all shares of Tronox Common Stock with respect to which a valid Parent Share Election or Tronox Exchangeable Share Election has not been made pursuant to Section 3.7.
          “NYSE” means the New York Stock Exchange.
          “Operational Guarantees” is defined in Section 5.25(b).
          “Outside Date” is defined in Section 11.2(b).
          “Owned Real Property” of a Person means land, together with all buildings, structures, improvements and fixtures located thereon, and all Rights of Way and other rights and interests appurtenant thereto owned by such Person.
          “Parent” is defined in the Preamble.
          “Parent Class A Shares” means the Class A ordinary shares of Parent, as contemplated by the Amended Constitution.
          “Parent Class B Shares” means the issued Class B Shares of Parent, as contemplated by the Amended Constitution.
          “Parent Election Shares” shall mean all shares of Tronox Common Stock with respect to which a Parent Share Election has been validly made and not revoked or lost.
          “Parent Indemnitee” is defined in Section 10.2.
          “Parent Share Election” means an election to receive Parent Class A Shares in the Tronox Merger pursuant to Section 3.6(a)(i).
          “Party” is defined in the Preamble.
          “Pending Prospecting Right” means the new prospecting right application pending before the DMR in respect of heavy minerals, ilmenite, rutile, leucoxene, zirconium and associated minerals in KwaZulu Natal under DMR reference KZN771PR (Port Durnford).
          “Permit” means any franchise, approval, permit, license, order, registration, certificate, variance, consent, authorization, exemption, emission allowance or similar right issued, granted, given or otherwise obtained from or by any Governmental Entity, under the authority thereof or pursuant to any applicable Law.
          “Permitted Acquisition” is defined in Section 6.1(g)(ii).
          “Permitted Liens” means (a) Liens for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, materialmen’s, workmen’s, laborers’, repairmen’s, warehousemen’s, carrier’s, contractors’ or other similar Liens in the ordinary course of business that are not delinquent; (c) purchase money security interests arising in the ordinary course of business; (d) Liens created under the Tiwest Joint Venture Documents; (e) with respect to securities, any restrictions on sales of securities under applicable securities Laws; (f) with respect to real property, zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property; (g) easements, covenants, conditions, restrictions and other similar matters of record affecting title to real property that do not or would not materially impair the use or occupancy of such real property in the operation of the business taken as a whole, and other encroachments and title and survey defects that do not or would not materially impair the use or occupancy of such real property in the operation of the business taken as a whole; (h) non-monetary Liens that are disclosed on an accurate survey of the real property provided before the date hereof that do not or would not materially impair the use or occupancy of such real property in the operation of the business taken as a whole; (i) Liens created in respect of any title transfer or retention arrangement carried out on arm’s-length basis in the ordinary course of business; and (j) rights of set-off arising solely by operation of law.
          “Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.
          “Plan of Reorganization” means the First Amended Joint Plan of Reorganization of Tronox Incorporated, et al., dated November 5, 2010.
          “Post-Acquisition Benefit Plans” is defined in Section 7.10(b)(i).
          “Post-Closing Adjustment Amount” is defined in Section 2.4(a).
          “Post-Closing Adjustment Statement” is defined in Section 2.3(a).
          “Post-Closing Tax Period” means any taxable year or other taxable period that ends after the Closing Date and, with respect to any Straddle Period, the portion of such taxable year or taxable period beginning after the Closing Date.
          “PPE Repair” is defined in Section 6.1(m).
          “Pre-Closing Tax Period” means any taxable year or other taxable period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such taxable year or taxable period ending on and including the Closing Date.
          “Proceeding” means any action, suit, proceeding, arbitration or Governmental Entity investigation or audit.
          “Products” means the titanium dioxide, electrolytic and specialty chemical products produced by the Tronox Business and listed on Section 1.1(a) of the Tronox Disclosure Schedule.
          “Proprietary Information” is defined in Section 6.3(e)(ii).
          “Proration Ratio” is defined in Section 3.6(b)(ii).
          “Prospecting Rights” means, collectively, the prospecting rights in respect of heavy minerals, ilmenite, rutile, leucoxene, zirconium and associated minerals held by (i) Exxaro TSA in the Western Cape under DMR reference WC13PR (Southern Anomaly), WC19PR (MSP Plant), WC09PR (Houtkraal) and

WC08PR (Portion 2 Houtkraal); the Eastern Cape EC25PR (Kentani); and the Northern Cape NC523PR (Northern Anomaly) and (ii) Exxaro Sands being in KwaZulu Natal under DMR reference KZN296PR (Waterloo) and MTO reference KZN649/2007 (Centani).
          “Proxy Statement” is defined in Section 4.27.
          “Real Property Laws” means all applicable building, zoning, subdivision, health and safety and other land use Laws (including all insurance requirements) affecting the Owned Real Property and/or Leased Real Property.
          “Reassessed Environmental Rehabilitation Deficit” is defined in Section 6.3(m).
          “Reassessed Financial Provision” is defined in Section 6.3(m).
          “Reassessment Adjustment” is defined in Section 6.3(m).
          “Reference Environmental Rehabilitation Deficit” means R126,080,000, expressed as a positive number.
          “Registration Statements” is defined in Section 4.27.
          “Regulation D” means Regulation D promulgated under the Securities Act.
          “Regulatory Preconditions” is defined in Section 11.1.
          “Release” means any discharge, emission, spilling, leaking, pumping, pouring, injecting, dumping, burying, leaching, migrating, abandoning, discarding or disposing into or through the environment of any Hazardous Materials including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Materials.
          “Released Liabilities” is defined in Section 6.1(j).
          “Released Parties” is defined in Section 6.1(j).
          “Releasors” is defined in Section 6.1(j).
          “Representatives” is defined in Section 6.3(d).
          “Required Regulatory Approvals” means each of the regulatory approvals described on Annex 1.1(b) hereto.
          “Resource and Reserve Statement” means a resource and reserve statement prepared substantially in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).
          “Restricted Shares” is defined in Section 3.10(a).
          “Restrictive Covenants” is defined in Section 6.1(g)(iii).
          “Retained Subsidiaries” means the Subsidiaries of Exxaro other than the Acquired Companies.

          “Review Period” is defined in Section 2.3(b).
          “Rights of Way” means those easements, rights of way, rights of land use, servitudes, surface use rights and rights of way appurtenant to the land and used in connection with the Acquired Business as it is currently being conducted.
          “Rules” is defined in Section 12.8(a).
          “SEC” means the U.S. Securities and Exchange Commission.
          “Securities Act” means the U.S. Securities Act of 1933, as amended.
          “Services Agreement” means the Services Agreement to be entered into at the Closing between Exxaro, Tronox and certain of their Affiliates, substantially consistent with the terms set forth on Exhibit II hereto.
          “Shareholder’s Deed” means the Shareholder’s Deed to be entered into by Parent, an additional shareholder of Parent, Exxaro and any other Retained Subsidiary that will acquire Parent Class B Shares at the Closing, in the form of Exhibit IV hereto.
          “South African Acquired Companies” means Exxaro Sands and Exxaro TSA Sands.
          “South African Income Tax Act” means the South African Income Tax Act, 1962, as amended and replaced from time to time.
          “South African Shareholders Agreement” means the Shareholders Agreement in respect of each of Exxaro Sands and Exxaro TSA Sands to be entered into at the Closing by Parent, Exxaro and the South African Acquired Companies in the form attached as Exhibit III hereto.
          “South African VAT Act” means the South African Value-Added Tax Act, 1991, as amended and replaced from time to time.
          “Specified Projects” is defined in Section 6.1(i).
          “Specified Trust Fund Amount” is defined in Section 5.13(o).
          “Standstill Period” means the Standstill Period contemplated by the Shareholder’s Deed (as such term is defined therein); except that if Parent’s shareholders approve any of the actions described in Rule 11.1(a) of the Amended Constitution, then for purposes of Sections 6.1(f) (Non-Solicitation of Employees) and 6.2(i) (Non-Solicitation of Employees) only, the Standstill Period shall immediately expire.
          “Statement of Objections” is defined in Section 2.3(c).
          “Stock Consideration” is defined in Section 3.6(a)(i)(C).
          “Stamp Duty” means the duty imposed under the Duties Act 2008 (WA) and any similar tax imposed under Australian legislation.

          “Straddle Period” means any taxable year or taxable period beginning on or before the Closing Date and ending after the Closing Date.
          “Subsidiary” means, with respect to any Person, any other Person of which the first Person (i) owns, directly or indirectly, more than 50% of all the securities or other ownership interests in that other Person, (ii) is able to exercise, directly or indirectly, or control, directly or indirectly, the exercise of more than 50% of the voting rights associated with the securities or other ownership interests of that other Person, whether pursuant to contract or otherwise, (iii) owns, directly or indirectly, securities or other ownership interests having voting power to elect or appoint a majority of the board of directors or other Person performing similar functions, or (iv) has the right, whether through contract or otherwise, to appoint or elect or control the appointment or election of the majority of the board of directors or other Person performing similar functions (or if there are no such voting interests, more than 50% of the equity interest in the second Person). For the avoidance of doubt, Tiwest is not a Subsidiary of either Tronox or Exxaro for purposes of this Agreement, except that Tiwest shall be deemed a Subsidiary of Parent from and after the Closing.
          “Subsidiary Guarantees” is defined in Section 6.1(k).
          “Supplemental Restructuring Plan” is defined in Section 6.3(b).
          “Surviving Corporation” is defined in Section 3.1.
          “Tax” means (a) all taxes, charges, fees, imposts, levies or other assessments, including but not limited to all income, gross receipts, capital, secondary tax on companies, dividend tax, sales, use, ad valorem, value added, transfer, securities transfer, franchise, profits, inventory, environmental, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, premium, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (b) all interest, penalties, fines, additions to tax, amounts in respect of tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (a), (c) any transferee liability in respect of any items described in clause (a) or (b), and (d) and any liability for items described in clauses (a), (b) or (c) as a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any Person.
          “Tax Benefit” is defined in Section 10.6(f).
          “Tax Claim” is defined in Section 10.6(d).
          “Tax Funding Agreement” means the tax funding agreement dated April 20, 2006 (as amended) between, among others, Exxaro Australia and the Australian Acquired Companies.
          “Taxing Authority” means any Governmental Entity responsible for the administration or collection of any Tax.
          “Tax Law” means any Law relating to Tax.
          “Tax Matter” is defined in Section 10.6(d).
          “Tax Return” means any return, report or statement filed or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof)

including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any Person’s group of entities that includes a member of the Tronox Group or the Exxaro Group, as applicable.
          “Tax Sharing Agreement” means the tax sharing agreement dated April 20, 2006 (as amended) between, among others, Exxaro Australia and the Australian Acquired Companies.
          “Termination Fee” means US$20 million.
          “Third Party Claim” is defined in Section 10.6(b).
          “Third Party Properties” means the Owned Real Property on which the Mining Rights and the Prospecting Rights are located which are not owned by Anglo Operations Limited or a South African Acquired Company and in respect of which Exxaro TSA Sands or Exxaro Sands are granted a right of access, use and occupation for the duration of the Mining Rights and the Prospecting Rights.
          “Tific” means Tific Pty Ltd, ABN 69 009 123 451, a company incorporated in Western Australia.
          “Tiwest” means Tiwest Pty Ltd, ABN 59 009 343 364, a company incorporated in Western Australia.
          “Tiwest Business” means the business currently conducted by the Tiwest Joint Venture of (a) the exploration for and mining of valuable heavy minerals such as ilmenite, natural rutile and leucoxene that are used to produce titanium dioxide and other products, such as staurolite and zircon, (b) the beneficiation of (through mineral separation and other methods) such minerals to produce synthetic rutile, titanium dioxide and other products including activated carbon, and (c) the storage, sales, marketing, transport and distribution of the minerals and products described in clauses (a) and (b) (except that the Tiwest Joint Venture is not engaged in the sale of titanium dioxide), in each case, including all of the assets, liabilities, rights and obligations of such business and business operations.
          “Tiwest Class A and C Shares” is defined in Section 5.4(a).
          “Tiwest Class B and D Shares” is defined in Section 4.4(a).
          “Tiwest Joint Venture” means the joint venture arrangements governed by (a) that certain Cooljarloo Mining Joint Venture Agreement, dated as of November 3, 1988, by and among Yalgoo, Tronox Australia and the other parties thereto, as amended by that certain Amending Deed to the Cooljarloo Mining Joint Venture Agreement, dated March 26, 1991, by and among Yalgoo, Tronox Australia and the other parties thereto (the “Cooljarloo JVA”); (b) that certain Processing Joint Venture Agreement, dated November 3, 1988, by and among Yalgoo, Tronox Australia and the other parties thereto, as amended by that certain Amending Deed to the Processing Joint Venture Agreement, dated March 26, 1991, by and among Yalgoo, Tronox Australia and the other parties thereto as further amended by the Supplemental Deed to Processing Joint Venture Agreement, dated as of June 30, 2008, by and among Yalgoo, Tronox Australia, Exxaro Australia Sands and the other parties (the “Processing JVA”); (c) that certain Jurien Exploration Joint Venture Agreement, dated March 9, 1989, by and among Exxaro Australia Sands, Tific, Tronox Australia and the other parties thereto (the “Jurien Exploration JVA”); (d) that certain Co-Operation Deed, dated November 3, 1988, by and among Exxaro Australia Sands, Tronox Australia and the other parties thereto; (e) that certain Operations Management Agreement, dated as of December 16, 1988, by and among Yalgoo, Tronox Australia and the other parties thereto, as amended by that certain Supplemental Deed to the Operations Management

Agreement dated as of July 23, 2008 by and among Yalgoo, Tronox Australia and the other parties thereto; (f) that certain Development Agreement, dated as of March 25, 2008, by and among Tronox LLC, Tronox Australia, Yalgoo, Exxaro Australia Sands and other parties thereto (the “Development Agreement”) as amended by that certain Supplemental Deed to the Development Agreement, dated March 24, 2010; (g) that certain Mineral Sands (Cooljarloo) Mining and Processing Agreement, dated November 8, 1988 by and among the State of Western Australia, Yalgoo, Tronox Australia and other parties thereto; (h) those certain other documents, agreements and amendments entered into from time and time in connection with any of the foregoing agreements; pursuant to which agreements the parties operate a chloride process titanium dioxide plant located in Kwinana, Western Australia, a mining venture in Cooljarloo, Western Australia, and a mineral separation plant and a synthetic rutile processing facility in Muchea, Western Australia; (i) those certain other documents relating to or concerning exploration ventures at Jurien, Dongara and elsewhere in Western Australia; (j) those certain other documents relating to or concerning an office building in Bentley, Western Australia for the purpose of providing certain corporate services; (k) that certain Bunbury Port Authority Lease of Port Facilities Bunbury, dated October 21, 2010 (commencement date of November 1, 2009), by and between Bunbury Port Authority and Tiwest; and (l) that certain Russell Park, Henderson Warehouse Lease, dated December 11, 1996 and extended by a Deed of Renewal dated August 1, 2007 (effective November 3, 2007), by and between ISPT Pty Ltd and Tiwest.
     “Tiwest Joint Venture Documents” means the documents and agreements referred to in the definition “Tiwest Joint Venture,” together with all documents and agreements entered into from time to time in connection with the Tiwest Joint Venture and either referred to in any of those agreements or otherwise relating or ancillary to the Tiwest Joint Venture.
     “Tiwest Joint Venture Participants” means Yalgoo, Senbar Holdings Pty Ltd, Synthetic Rutile Holdings Pty Ltd, Pigment Holdings Pty Ltd, Tific, Tronox Australia and Tiwest.
     “Transaction Registration Statement” is defined in Section 4.27.
     “Transition Services Agreement” means the Transition Services Agreement to be entered into at the Closing between Exxaro, Parent and certain of their Affiliates, substantially consistent with the terms set forth on Exhibit V hereto.
     “Transfer Tax” means any recordation, transfer, documentary, excise, sales, value added, use, stamp duty, conveyance or other similar Taxes, duties or governmental charges, and all recording or filing fees or similar costs, imposed or levied by reason of or in connection with this Agreement or the transactions that take place under or are contemplated by this Agreement (including any transactions undertaken pursuant to the Supplemental Restructuring Plan); provided, however, that Transfer Tax shall not include any Stamp Duty or Income Taxes.
     “Transition Staff” is defined in Section 7.11.
     “Tronox” is defined in the Preamble.
     “Tronox 2008-2009 Draft Unaudited Financial Statements” is defined in Section 4.7(c).
     “Tronox 2010 Financial Statements” is defined in Section 4.7(a).
     “Tronox 2011 Preliminary Selected Financial Data” is defined in Section 4.7(b).

     “Tronox Australia” means Tronox Western Australia Pty. Ltd., a company incorporated in Western Australia.
     “Tronox Board” is defined in the Recitals.
     “Tronox Budget” is defined in Section 6.2(a).
     “Tronox Business” means worldwide, the business conducted by the Tronox Group of developing, researching, processing, manufacturing, distributing, marketing and selling the Products, as currently conducted by the Tronox Group.
     “Tronox Business IP” is defined in Section 4.10(a).
     “Tronox Business Personnel” is defined in Section 6.2(a)(x).
     “Tronox Change in Recommendation” is defined in Section 6.2(b)(ii).
     “Tronox Closing Net Debt Amount” means (a) the aggregate amount of Indebtedness (expressed as a positive number) of the Tronox Group minus (b) the aggregate amount of Cash (expressed as a positive number), in each case of the Tronox Group as of the Closing Date immediately before the Closing. For purposes of calculating the Tronox Closing Net Debt Amount, the aggregate amount of Cash of the Tronox Group shall exclude the Closing Cash Adjustment, Closing South African Adjustment, Post-Closing Adjustment Amount or Final CapEx Adjustment payable by Parent to Exxaro, if any.
     “Tronox Closing Net Working Capital” means the aggregate amount of Net Working Capital of the Tronox Group as of the Closing Date immediately before the Closing. For the sake of clarity, for the purpose of calculating Tronox Closing Net Working Capital, (i) current assets of the Tronox Group shall exclude the Closing Cash Adjustment, Closing South African Adjustment, Post-Closing Adjustment Amount or Final CapEx Adjustment payable by Parent to Exxaro, and (ii) the total amount of all of the Tronox Group’s unpaid Tax liability for the Pre-Closing Tax Period, including in respect of the Tronox Delinquent Tax Returns, shall be included as a current liability.
     “Tronox Common Stock” is defined in Section 3.6(a)(i).
     “Tronox Consents” is defined in Section 4.3(b).
     “Tronox Delinquent Tax Returns” is defined in Section 6.2(h).
     “Tronox Disclosure Schedule” is defined in the introduction to Article 4.
     “Tronox Equity-Based Compensation Plans” means only those Equity-Based Compensation Plans, whether written or unwritten, (a) that are maintained by, sponsored in whole or in part by, or contributed to by any member of the Tronox Group for the benefit of their employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or (b) with respect to which any member of the Tronox Group has or may have any outstanding liability.

     “Tronox Exchangeable Election Shares” shall mean all shares of Tronox Common Stock with respect to which an Exchangeable Share Election has been validly made and not revoked or lost.
     “Tronox Exchangeable Shares” means exchangeable shares of Tronox, par value US$0.01 per share, with the terms and conditions set forth on Exhibit VI hereto.
     “Tronox Financial Statements” is defined in Section 4.7(c).
     “Tronox Fundamental Representations” is defined in Section 10.1.
     “Tronox Group” means Tronox and its Subsidiaries.
     “Tronox GST Group” means the GST Group comprised of Tronox Australia and Tronox Pigments Limited.
     “Tronox Holders” is defined in Section 4.4(a).
     “Tronox Holland” means Tronox Pigments (Holland) B.V., a company incorporated in the Netherlands.
     “Tronox Insurance Policies” is defined in Section 4.26(a).
     “Tronox Knowledge Persons” means the senior officers of Tronox whose names are specified in Section 1.1(b) of the Tronox Disclosure Schedule.
     “Tronox LLC” means Tronox LLC, a limited liability company organized under the Laws of the State of Delaware.
     “Tronox Material Adverse Effect” is defined within the definition of “Material Adverse Effect.”
     “Tronox Material Contract” is defined in Section 4.9(a).
     “Tronox Merger” is defined in Section 3.1.
     “Tronox Parties” is defined in the Preamble.
     “Tronox Real Property” is defined in Section 4.17(b).
     “Tronox Recommendation” is defined in Section 6.2(b)(ii).
     “Tronox Reference Net Debt Amount” means the amount set forth on Section 2.3(b)(i) of the Tronox Disclosure Schedule.
     “Tronox Reference Net Working Capital Amount” means the amount determined pursuant to the calculations set forth on Section 2.3(b)(ii) of the Tronox Disclosure Schedule.
     “Tronox Stockholder Approval” is defined in Section 4.2(a).
     “Tronox Stockholders Meeting” is defined in Section 6.2(e).

     “Tronox Stock Plans” is defined in Section 3.10(a).
     “Tronox Trusts” means the Anadarko Litigation Trust, the Tort Claims Trust, the Cimarron Environmental Response Trust, the Multistate Environmental Response Trust, the Henderson Environmental Response Trust, the Savannah Environmental Response Trust and the West Chicago Environmental Response Trust.
     “Tronox Warrant” is defined in Section 3.11.
     “TSA Contributing Member” has the same meaning as under Part 3-90 of the Australian Tax Act.
     “Yalgoo” means Yalgoo Minerals Pty Ltd, ABN 21 008 948 383, a company incorporated in Western Australia.
1.2	Interpretation. For the purposes of this Agreement, except to the extent that the context otherwise requires:
(a)	when a reference is made in this Agreement to the Preamble, the Recitals, an Article or a Section, such reference is to the Preamble, the Recitals, an Article, an Annex or a Section of, this Agreement, unless otherwise indicated, and when reference is made to a Schedule, such reference is to a Schedule of the Exxaro Disclosure Schedule with respect to the Exxaro disclosures or the Tronox Disclosure Schedule with respect to Tronox disclosures, as the case may be;

(b)	the table of contents and headings in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)	whenever the words “include,” “includes” or “including” (or similar terms) are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)	the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)	all terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f)	the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g)	if any action is to be taken by any Party hereto pursuant to this Agreement on a day that is a Business Day, such action is to take place on the Business Day in the jurisdiction in which such action is to take place;

(h)	if any action is to be taken by any party hereto pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day in the jurisdiction in which such action is to take place following such day;

(i)	references to a Person are also to its permitted successors and assigns;

(j)	the use of “or” is not intended to be exclusive, unless expressly indicated otherwise;

(k)	“US$” shall refer to U.S. dollars, references to “Rand” or “R” shall refer to South African rand, and references to “A$” shall refer to Australian dollars;

(l)	“ordinary course of business” (or similar terms) shall be deemed to be followed by “consistent with past practice”;

(m)	“assets” shall include “rights,” including rights under Contracts;

(n)	terms defined in the Australian Tax Law, the GST Law and the South African Income Tax Act have the same meaning in this Agreement when used in this context, unless the context otherwise requires; and

(o)	Currency and Exchange Rate.
(i)	For purposes of calculating the Acquired Companies Closing Net Debt Amount, Acquired Companies Closing Net Working Capital, Estimated Acquired Companies Closing Net Debt Amount and Estimated Acquired Companies Closing Net Working Capital, (x) any amount to the extent relating to the South African Acquired Companies shall be expressed in South African rand, and (y) any amount to the extent relating to the Australian Acquired Companies shall be expressed in Australian dollar. Accordingly, each of the Acquired Companies Reference Net Debt Amount and the Acquired Companies Reference Net Working Capital Amount shall be expressed as the sum of an amount in South African rand and an amount in Australian dollar, representing the Reference Net Debt Amount or the Reference Net Working Capital Amount for the South African Acquired Companies and the Australian Acquired Companies, respectively.

(ii)	For purpose of calculating the Tronox Closing Net Debt Amount, Tronox Closing Net Working Capital, Estimated Tronox Closing Net Debt Amount and Estimated Tronox Closing Net Working Capital, (x) any amount to the extent relating to the Tiwest Business shall be expressed in Australian dollar, and (y) all other amounts shall be expressed in U.S. dollar. Accordingly, each of the Tronox Reference Net Debt Amount and the Tronox Reference Net Working Capital Amount shall be expressed as the sum of an amount in Australian dollar and an amount in U.S. dollar, representing the Reference Net Debt Amount and the Reference Net Working Capital Amount relating to Tronox’s ownership of the Tiwest Business and Tronox’s other businesses, respectively.

(iii)	For purposes of calculating the CapEx Amount, Estimated CapEx Amount, Closing Environmental Rehabilitation Deficit, Closing South African Adjustment and Final CapEx Adjustment, all amounts shall be expressed in South African rand. The Reference Environmental Rehabilitation Deficit shall also be expressed in South African rand.

(iv)	For purposes of calculating the Closing Cash Adjustment, Closing Net Debt Adjustment Amount and Closing Net Working Capital Adjustment, (i) each component of such amount, as expressly set out in the definition of such amount in Section 1.1, to the extent not already in U.S. dollar, shall be converted into an amount in U.S. dollar using the Exchange Rate immediately prior to the Closing Date, and (ii) if any component of such amount is expressed as the sum of two amounts denominated in different currencies, each such amount shall first be converted into an amount in U.S. dollar using the Exchange Rate immediately prior to the Closing Date.

(v)	For purpose of calculating the Post-Closing Adjustment Amount, (i) each component of such amount, as expressly set out in the definition of such amount in Section 1.1, to the extent not already in U.S. dollar, shall be converted into an amount in U.S. dollar using the Exchange Rate immediately prior to the Closing Date, and (ii) if any component of such amount is expressed as the sum of two amounts denominated in different currencies, each such amount shall first be converted into an amount in U.S. dollar using the

Exchange Rate immediately prior to the Closing Date.
2.	SALE AND EXCHANGE OF SHARES
2.1	Sale and Exchange.
(a)	On the terms and subject to the conditions of this Agreement, including the receipt of the Required Regulatory Approvals contemplated by Article 8, at the Closing:
(i)	the Tronox Merger shall be consummated in accordance with Section 3.1;

(ii)	(A) Exxaro International BV shall sell, assign, convey, transfer and deliver to Parent (or its designee), and Parent (or its designee) shall purchase and acquire, the shares of Exxaro Australia Holdings set forth opposite its name on Annex 2.1(a)(ii), free and clear of all Liens, and (B) each of Exxaro and Exxaro Holdings Sands shall sell, assign, convey, transfer and deliver to Parent (or its designee), and Parent (or its designee) shall purchase and acquire, the shares of Exxaro Sands and Exxaro TSA Sands set forth opposite its name on Annex 2.1(a)(ii), free and clear of all Liens (the shares of the Acquired Entities described in clauses (A) and (B), collectively, the “Acquired Exxaro Shares”);

(iii)	each of Exxaro and Exxaro Holdings Sands shall sell, assign and transfer to Parent, and Parent shall purchase, acquire and assume, the amount of Exxaro’s and Exxaro Holdings Sands’s respective Loan Accounts in respect of each South African Acquired Entity that corresponds with the percentage interest in each South African Acquired Entity being transferred to Parent, being the amount set forth opposite its name on Section 5.4(d) of the Exxaro Disclosure Schedule; and

(iv)	Parent shall allot and issue 9,950,856 Parent Class B Shares (to the Exxaro Sellers specified on Annex 2.1(a)(ii) (or their respective nominees) (the “Exxaro Share Consideration”), free and clear of all Liens, which shall represent 100% of the outstanding Parent Class B Shares as of the Closing and such percentage of the total outstanding ordinary shares of Parent as of immediately after the Closing calculated in accordance with Section 2.1(a)(iv) of the Exxaro Disclosure Schedule.

The transactions contemplated by paragraphs (ii) — (iv) of this Section 2.1 are collectively referred to as the “Exxaro Sale.” Notwithstanding the foregoing, Exxaro may, upon written notice to Tronox at least ten Business Days prior to the anticipated Closing Date, elect not to effect the sale of the Loan Accounts contemplated by Section 2.1(a) above.
(b)	The Parties will use their commercially reasonable best efforts to agree a Closing steps plan at least twenty business days prior to the anticipated Closing Date, in which case the transactions described in this Section 2.1 shall take place in the order specified in such steps plan; provided that regardless of the specifics of any such steps plan, the Tronox Merger shall be deemed to occur before any other step described in this Section 2.1 occurs.
2.2	Closing Date Adjustments.
(a)	On or before the fifth Business Day prior to the Closing Date, (i) Exxaro shall deliver to Tronox a statement (the “Estimated Acquired Companies Closing Adjustment Statement”) setting forth its good faith estimate of the Acquired Companies Closing Net Working Capital and the Acquired Companies Closing Net Debt Amount, containing the same line items and calculated in a manner that is consistent with the accounting practices reflected in the Acquired Company 2011 Preliminary Selected Financial Data (the “Estimated Acquired Companies Closing Net Working Capital” and “Estimated Acquired Companies Closing Net Debt Amount,” respectively), its good faith estimate of the CapEx Amount (the “Estimated CapEx Amount”), and its good faith estimate of the Closing Environmental Rehabilitation Deficit Adjustment, and (ii) Tronox shall deliver to Exxaro a statement (the “Estimated Tronox Closing Adjustment Statement”) setting forth its good faith estimate of the Tronox Closing Net Working Capital and the Tronox Closing Net Debt Amount, containing the same line items and calculated in a manner that is consistent with the accounting practices reflected in the Tronox’s 2010 Financial Statements, as adjusted for fresh start accounting practices as of February 1, 2011 (the “Estimated Tronox Closing Net Working Capital” and “Estimated Tronox Closing Net Debt Amount,” respectively). Exxaro and Tronox shall use commercially reasonable best and good faith efforts to avoid any double-counting in the calculation of the adjustment amounts and to resolve prior to the Closing any disagreements between them concerning the computation of any of the items on the Estimated Acquired Companies Closing Adjustment Statement or the Estimated Tronox Closing Adjustment Statement; provided, however, if the Parties are unable to resolve any such disagreement, any item in dispute shall be deemed (but subject in all respects to adjustment pursuant to Section 2.3) equal to the sum of (x) the estimate prepared in good faith by Exxaro or Tronox, as applicable and (y) the other Party’s good faith estimate of such item, divided by two.

(b)	At the Closing:
(i)	(A) if the Closing Cash Adjustment is a positive number, Parent shall pay, or cause to be paid, to Exxaro an amount in cash equal to the Closing Cash Adjustment by wire transfer of immediately available United States funds to the account designated by Exxaro, or (B) in the event the Closing Cash Adjustment is a negative number, the Exxaro Sellers shall pay Parent an amount in cash equal to the absolute value of

Closing Cash Adjustment by wire transfer of immediately available United States funds to the account designated by Parent.

(ii)	(A) if the Closing South African Adjustment is a positive number, the South African Acquired Companies shall pay (and, to the extent necessary, Parent shall provide funds to the South African Acquired Companies to pay), to Exxaro an amount in cash equal to the Closing South African Adjustment by wire transfer of immediately available South African funds to the account designated by Exxaro, or (B) in the event the Closing South African Adjustment is a negative number, the Exxaro Sellers shall pay Parent (or its designee) an amount in cash equal to the absolute value of Closing South African Adjustment by wire transfer of immediately available South African funds to the account designated by Parent.
2.3	Post-Closing Adjustment Statement.
(a)	The Post-Closing Adjustment Statement. As soon as reasonably practicable, but in no event later than the 60th day following the Closing, Parent shall prepare and deliver to Exxaro a statement containing the same line items and calculated in the same manner as each of the Estimated Acquired Companies Closing Adjustment Statement and the Estimated Tronox Closing Adjustment Statement setting forth its good faith calculation of the Acquired Companies Closing Net Working Capital, the Acquired Companies Closing Net Debt Amount, the CapEx Amount, the Tronox Closing Net Working Capital and the Tronox Closing Net Debt Amount (the “Post-Closing Adjustment Statement”).

(b)	Examination and Review. Upon receipt of the Post-Closing Adjustment Statement, Exxaro shall have 30 days (the “Review Period”) to review the Post-Closing Adjustment Statement. During the Review Period, Exxaro and its Representatives shall have reasonable access to the Acquired Companies’ and Tronox’s books and records and the personnel of, and work papers prepared by, Parent and its Representatives, in each case, to the extent that they relate to the Post-Closing Adjustment Statement, and to such historical financial information relating to the Post-Closing Adjustment Statement as Exxaro may reasonably request for the purpose of reviewing the Post-Closing Adjustment Statement and preparing a Statement of Objections (defined below); provided that such access shall not include access to any documents prepared in anticipation of, or for the purposes of evaluating, any potential dispute, litigation or arbitration concerning the Post-Closing Adjustment Statements or the amounts set forth therein.

(c)	Objections. On or prior to the last day of the Review Period, Exxaro may object to the Post-Closing Adjustment Statement by delivering to Parent a written statement setting forth Exxaro’s objections in reasonable detail, indicating each disputed item or amount and the basis for Exxaro’s disagreement therewith (the “Statement of Objections”). If Exxaro fails to deliver the Statement of Objections with respect to the Post-Closing Adjustment Statement on or prior to the last day of the Review Period, the Exxaro Sellers shall be deemed to have accepted the Acquired Companies Closing Net Working Capital, the Acquired Companies Closing Net Debt Amount, the CapEx Amount, the Tronox Closing Net Working Capital and the Tronox Closing Net Debt Amount reflected in the Post-Closing Adjustment Statement. If Exxaro delivers the Statement of Objections on or prior to the last day of the Review Period,

Exxaro and Parent shall negotiate in good faith to resolve such objections within 20 Business Days after the delivery of the Statement of Objections (the “Adjustment Resolution Period”), and, if the same are so resolved within the Adjustment Resolution Period, Acquired Companies Closing Net Working Capital, the Acquired Companies Closing Net Debt Amount, the CapEx Amount, the Tronox Closing Net Working Capital and the Tronox Closing Net Debt Amount with such changes as are agreed in writing by Exxaro and Parent shall be final and binding on the Parties.

(d)	Resolution of Disputes. If Exxaro and Parent fail to reach an agreement with respect to any of the matters set forth in the Statement of Objections before expiration of the Adjustment Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) may be submitted for resolution to the Manhattan, New York office of KPMG (“KPMG NY”) or, if KPMG NY is unable to serve, Exxaro and Parent shall appoint by mutual agreement an impartial internationally recognized firm of independent certified public accountants other than PricewaterhouseCoopers International Limited, (KPMG NY or such other firm of independent certified public accountants, the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment Statement, which adjustments shall be final and binding on the Exxaro Sellers and Parent. If, within 30 days after the end of the Adjustment Resolution Period, Exxaro and Parent are unable to agree on an impartial internationally recognized firm of independent public accountants, either Exxaro or Parent may request the International Centre for Dispute Resolution to make such appointment, and such appointment shall be binding on the Parties. The Independent Accountants shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Post-Closing Adjustment Statement and the Statement of Objections, respectively.

(e)	Fees of the Independent Accountants. Exxaro and Parent each shall bear, and be responsible for, their own costs and expenses incurred by each of them (including any fees and expenses of their respective accounting firms) in connection with the preparation and review of the Post-Closing Adjustment Statement. If the Independent Accountants are engaged, the fees and expenses of the Independent Accountants shall be allocated in proportion to the extent either Exxaro or Parent, as the case may be, did not prevail on the dollar amount of items in dispute with respect to the Post-Closing Adjustment Statement; provided that, such fees and expenses shall not include, so long as such non-prevailing party complies with the procedures of this Section 2.3, the other Party’s outside counsel or accounting fees.

(f)	Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable within 30 days (or such other time as the Parties shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Post-Closing Adjustment Statement, in each case, in accordance with this Section 2.3, shall be conclusive and binding upon the Parties.
2.4	Post-Closing Adjustment.
(a)	The “Post-Closing Adjustment Amount” shall be an amount equal to:

(i)	the amount derived by subtracting the Estimated Acquired Companies Closing Net Working Capital from the Acquired Companies Closing Net Working Capital as determined pursuant to Section 2.3 above, which may be a positive or a negative number; minus

(ii)	the amount derived by subtracting the Estimated Tronox Closing Net Working Capital from the Tronox Closing Net Working Capital as determined pursuant to Section 2.3 above, which may be a positive or a negative number; minus

(iii)	the amount derived by subtracting the Estimated Acquired Companies Closing Net Debt Amount from the Acquired Companies Closing Net Debt Amount as determined pursuant to Section 2.3 above, which may be a positive or a negative number; plus

(iv)	the amount derived by subtracting the Estimated Tronox Closing Net Debt Amount from the Tronox Closing Net Debt Amount as determined pursuant to Section 2.3, which may be a positive or a negative number.
(b)	If the Post-Closing Adjustment Amount is a positive number, Parent shall pay to Exxaro an amount in cash equal to the Post-Closing Adjustment Amount, which payment shall be allocated among the Exxaro Sellers in such reasonable manner as may be agreed upon by Parent and Exxaro. If the Post-Closing Adjustment Amount is a negative number, the Exxaro Sellers shall pay Parent an amount in cash equal to the absolute value of the amount of the Post-Closing Adjustment Amount.

(c)	If the amount derived by subtracting (i) the Estimated CapEx Amount from (ii) the CapEx Amount as determined pursuant to Section 2.3 above (such amount, the “Final CapEx Adjustment”), is a positive number, the South African Acquired Companies shall pay (and, to the extent necessary, Parent shall provide funds to the South African Acquired Companies to pay), to Exxaro an amount in cash equal to the Final CapEx Adjustment by wire transfer of immediately available South African funds to the account designated by Exxaro, or (B) in the event the Final CapEx Adjustment is a negative number, the Exxaro Sellers shall pay Parent (or its designee) an amount in cash equal to the absolute value of the Final CapEx Adjustment by wire transfer of immediately available South African funds to the account designated by Parent.
2.5	Payment of Post-Closing Adjustment.
         Except as otherwise provided herein, any payment of the Post-Closing Adjustment Amount shall (A) be due (i) within five Business Days of agreement or acceptance of the Post-Closing Adjustment Statement pursuant to Section 2.3(c) or (ii) if there are Disputed Amounts, then within five Business Days of the resolution of such Disputed Amounts in accordance with Section 2.3(f) above and (B) be paid by wire transfer of immediately available United States funds to the account designated by Exxaro or Parent, as applicable.
2.6	Tax Treatment.
         The Parties shall treat any payment of the Closing Cash Adjustment and the Post-Closing Adjustment Amount made pursuant to this Article 2 as an adjustment to the purchase price unless otherwise required by a closing agreement with an applicable Taxing Authority or the non-appealable decision of a court of competent jurisdiction over such matters.
2.7	Withholding.
         Parent and Tronox, on the one hand, and Exxaro, on the other hand, shall be entitled to deduct and withhold from the Exxaro Share Consideration, the Closing Cash Adjustment or the Post-Closing Adjustment Amount, as applicable, such amounts as it is required to deduct and withhold with respect to issuance of such consideration or the making of such payment under the IRC or any applicable provisions of state, local or foreign Tax Law.
3.	THE TRONOX MERGER
3.1	The Merger.
         Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into Tronox (the “Tronox Merger”). As a result of the Tronox Merger, the separate corporate existence of Merger Sub shall cease, and Tronox shall be the surviving corporation in the Tronox Merger (the “Surviving Corporation”) and shall thereupon become a wholly owned subsidiary of Parent.
3.2	The Effective Time.
         Subject to the provisions of this Agreement, Tronox and Merger Sub shall cause the Tronox Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger in a form as required by, and executed in accordance with, the relevant provisions of the DGCL (the “Certificate of Merger”) that is reasonably acceptable to Exxaro. The Tronox Merger shall become effective on the Closing Date at such time as may be agreed upon by Tronox and Exxaro in writing and set forth in the Certificate of Merger (the “Effective Time”).
3.3	Effect of the Tronox Merger.
         The Tronox Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges and franchises of Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.
3.4	Organizational Documents and Governance of the Surviving Corporation at the Effective Time.
(a)	Certificate of Incorporation and Bylaws. At the Effective Time and by virtue of the Tronox Merger, the certificate of incorporation of the Surviving Corporation shall be amended and restated to read substantially identical to the certificate of incorporation of Merger Sub with such changes as are necessary to reflect the terms and conditions of Tronox Exchangeable Shares, and the Bylaws of the Surviving Corporation shall be amended and restated to read substantially identical to the bylaws of Merger Sub with such changes as are necessary to reflect the terms and conditions of Tronox Exchangeable Shares, and as so amended shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, applicable Law, this Agreement or any Ancillary Agreement.

(b)	Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, become the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Tronox immediately prior to the Effective Time shall, from and after the Effective Time, become the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
3.5	Organizational Documents and Governance of Parent at the Effective Time.
(a)	Constitution. Tronox shall use its commercially reasonable best efforts to cause the constitution of Parent in effect immediately following the Effective Time to be in the form attached as Exhibit VII hereto (the “Amended Constitution”).

(b)	Directors and Officers.
(i)	At the Effective Time, the board of directors of Parent shall consist of nine members, six of whom shall be designated by Tronox (of which at least one will be ordinarily resident in Australia), and the remainder of whom shall be designated by Exxaro (of which at least one will be ordinarily resident in Australia). Each person designated to be a director must be eligible to act as a director of Parent under the Australian Corporations Act. Such directors shall serve as directors of Parent until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Amended Constitution and the Shareholder’s Deed.

(ii)	Each of Tronox and Exxaro shall provide the other Party with a list of its director designees for Parent as soon as reasonably practicable after the date of this Agreement.

(iii)	Each of Tronox and Exxaro shall provide the other Party with a list of director designees of the Acquired Companies no later than 20 days prior to the anticipated Closing Date, and the Parties shall use good faith efforts to agree on the list of directors for the Acquired Companies prior to the Closing Date.

(iv)	At the Effective Time, subject to each officer of Tronox so consenting, each officer of Tronox shall become officer of Parent.
3.6	Effect of the Tronox Merger on Capital Stock.
(a)	At the Effective Time, by virtue of the Tronox Merger and without any further action on the part of Parent, Merger Sub, Tronox or any holder of any of the following securities:

(i)	Subject to Section 3.6(b) and 3.6(d), each share of common stock, par value US$0.01 per share, of Tronox (each, a “Tronox Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, if any, and shares to be canceled in accordance with Section 3.6(a)(ii)) shall be converted as follows:
(A)	each Parent Election Share shall be converted into the right to receive one validly issued, fully paid and nonassessable Parent Class A Share and the Cash Consideration;

(B)	each Tronox Exchangeable Election Share shall be converted into the right to receive one validly issued, fully paid and nonassessable Tronox Exchangeable Share; provided, however, if the total number of Tronox Exchangeable Election Shares represent less than 5% of the total number of shares of Tronox Common Stock outstanding as of the record date for the Tronox Stockholders Meeting, all Tronox Exchangeable Election Shares shall be treated as Parent Election Shares and no Tronox Exchangeable Shares will be issued in connection with the Tronox Merger; and

(C)	each Non-Election Share shall be converted into the right to receive one validly issued, fully paid and nonassessable Parent Class A Share and the Cash Consideration (such share of Parent Class A Share or Tronox Exchangeable Share issued or issuable pursuant to this Section 3.6(a)(i), the “Stock Consideration”, and together with the Cash Consideration, to the extent applicable, the “Merger Consideration”).
(ii)	Each share of Tronox Common Stock that immediately prior to the Effective Time is owned by Tronox (as treasury stock or otherwise) or any of its Subsidiaries shall be cancelled and retired without any consideration in exchange therefor.

(iii)	Each share of common stock, par value US$0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(iv)	Each share of Parent that is owned by Tronox immediately prior to the Tronox Merger shall be redeemed or cancelled without any consideration therefor.
(b)	Notwithstanding the provisions of Section 3.6(a) and any election made on any Election Form pursuant to Sections 3.7 and 3.11, if the total number of Tronox Exchangeable Election Shares (after taking into account the elections made by holders of restricted Tronox Common Stock) represents more than 15% of the total number of shares of Tronox Common Stock outstanding as of the record date for the Tronox Stockholders Meeting (the “Maximum Exchangeable Share Election Number”), then:
(i)	each Parent Election Share shall be converted into the right to receive the Merger Consideration;

(ii)	each Tronox Exchangeable Election Share shall be converted into the right to receive (x) a fraction of Tronox Exchangeable Share, the numerator of which shall be the Maximum Exchangeable Share Election Number, and the denominator of which shall be the total number of Tronox Exchangeable Election Shares (such fraction, the “Proration Ratio”), (y) a fraction of Parent Class A Share equal to one minus the Proration Ratio, and (z) an amount in cash equal to (A) the Cash Consideration multiplied by (B) one minus the Proration Ratio; and

(iii)	each Non-Election Share shall be converted into the right to receive the Merger Consideration.
(c)	All of the shares of Tronox Common Stock converted into the right to receive the Merger Consideration pursuant to Section 3.6(a)(i) above shall no longer be outstanding and automatically cease to exist as of the Effective Time, and each certificate (each, a “Certificate”) or book-entry share (each, a “Book-Entry Share”) previously representing any such shares of Tronox Common Stock shall thereafter represent only the right to receive the Merger Consideration and cash in lieu of any fractional shares of Parent Class A Share or Tronox Exchangeable Share, as the case may be, as well as any dividends to which holders of Tronox Common Stock shall have become entitled in accordance with Section 3.7(d).

(d)	If, between the date of this Agreement and the Effective Time, the outstanding shares of Tronox Common Stock or Parent Class A Share (other than shares required to be cancelled or redeemed at the Effective Time) shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (but excluding any change that results from (i) the exercise of stock options or the conversion into Tronox Common Stock of other equity awards relating to Tronox Common Stock or (ii) the grant of stock-based compensation to directors or employees of Tronox under Tronox’s stock option or compensation plans or arrangements), the Merger Consideration and the Exchange Ratio shall be appropriately and proportionately adjusted to reflect such reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization.
3.7	Election Procedures.
(a)	At the time of mailing of the Proxy Statement to holders of Tronox Common Stock entitled to vote at the Tronox Stockholders Meeting, an election form and other appropriate and customary transmittal materials in such forms as are reasonably acceptable to Exxaro (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares theretofore representing shares of Tronox Common Stock shall pass, only upon proper delivery of such Certificates or Book-Entry Shares, respectively, to the Exchange Agent, upon adherence to the procedures set forth in the letter of transmittal) (the “Election Form”) shall be mailed to each holder of record of shares of Tronox Common Stock (other than Tronox, Exxaro or any of their Subsidiaries) as of the record date for the Tronox Stockholders Meeting.

(b)	Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify the number of shares of such holder’s Tronox Common Stock with respect to which such holder makes a Parent Share Election or an Exchangeable Share Election (and, if relevant, the specific lot of Tronox Common Stock to which such elections relate). Any share of Tronox Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the Business Day that is four Business Days prior to the Closing Date (which date shall be publicly announced by Parent as soon as reasonably practicable but in no event less than five Business Days prior to the Closing Date) (or such other time and date as Tronox may specify) (the “Election Deadline”) shall be deemed to be a Non-Election Share. If the Effective Time is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(c)	Tronox shall make Election Forms available as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Tronox Common Stock between the record date for the Tronox Stockholders Meeting and the Election Deadline, and Tronox shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein and as specified in any agreement with the Exchange Agent.

(d)	Any election made pursuant to this Section 3.7 shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form with respect to shares of Tronox Common Stock shall be deemed properly completed only (i) if accompanied by one or more Certificates duly endorsed in blank or otherwise in form acceptable for transfer on the books of Tronox (or by an appropriate guarantee of delivery of such Certificates as set forth in such Election Form from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) and/or (ii) upon receipt of an “agent’s message” by the Exchange Agent or such other evidence of transfer of Book-Entry Shares to the Exchange Agent as the Exchange Agent may reasonably request, collectively representing all shares of Tronox Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form, by written notice received by the Exchange Agent on or prior to the Election Deadline. In the event an Election Form is revoked on or prior to the Election Deadline, the shares of Tronox Common Stock represented by such Election Form shall become Non-Election Shares and Tronox shall cause the Certificates representing such shares of Tronox Common Stock or Book-Entry Shares to be promptly returned without charge to the Person submitting the Election Form upon such revocation or written request to that effect from the holder who submitted the Election Form; provided, however, that a subsequent election may be made with respect to any or all of such shares of Tronox Common Stock pursuant to this Section 3.7. In addition, all Parent Share Elections and Exchangeable Share Elections shall automatically be revoked and all Certificates representing shares of Tronox Common Stock shall be promptly returned without charge if this Agreement is terminated in accordance with Article 11.

(e)	Subject to the terms of this Agreement and the Election Form, the Exchange Agent, in consultation with Tronox, shall have reasonable discretion to determine whether any election,

revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub, Tronox or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.
3.8	Exchange of Certificates.
(a)	Exchange Agent. At or prior to the Effective Time, Parent shall (i) pass resolutions to issue all of the Parent Class A Shares it is required to issue, and at the times required by, this Article 3 and (ii) allot and issue Parent Class A Shares and cause to be deposited, on behalf of Merger Sub, with a bank or trust company designated by Tronox (the “Exchange Agent”), in trust for the benefit of the holders of Tronox Common Stock for exchange in accordance with this Article 3 through the Exchange Agent, (i) such number of Parent Class A Shares and (ii) such number of Tronox Exchangeable Shares in book-entry form, that is sufficient to deliver the aggregate Stock Consideration to those persons who have properly surrendered all of their Certificates and Book-Entry Shares prior to the Effective Date and (B) cause to be deposited with the Exchange Agent an amount of cash sufficient to pay the aggregate Cash Consideration to those persons who have properly surrendered all of their Certificates and Book-Entry Shares prior to the Effective Date. From time to time after the Effective Time as needed, upon the receipt of duly completed and validly executed letters of transmittal, Parent shall allot and issue such additional shares of Parent Class A Shares sufficient to pay the Stock Consideration and cause such shares to be deposited with the Exchange Agent. In addition, from time to time after the Effective Time as needed, Parent shall deposit with the Exchange Agent cash sufficient to pay cash in lieu of fractional shares pursuant to Section 3.8(c) and any dividends and other distributions pursuant to Section 3.8(d) (such shares of Parent Class A Share and Tronox Exchangeable Shares, together with any cash necessary to pay the Cash Consideration or to make payments in lieu of any fractional shares pursuant to Section 3.8(c) and any dividends or other distributions with respect thereto with a record date after the Effective Time pursuant to Section 3.8(d), being hereinafter referred to as the “Exchange Fund”).

(b)	Exchange Procedures. As promptly as practicable after the Effective Time, and in any event within five New York business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Tronox Common Stock whose shares of Tronox Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 3.6(a)(i) (other than any holder which has previously and properly surrendered all of its Certificates or Book-Entry Shares): (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and which shall have such other provisions as Tronox may specify) and (ii) instructions for use in surrendering the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for book-entries representing Parent Class A Shares comprising the Stock Consideration portion of the Merger Consideration and, to the extent applicable, cash comprising the Cash Consideration portion of the Merger Consideration, cash in lieu of any fractional shares of Parent Class A Shares to which such holders are entitled pursuant to Section 3.8(c), and any dividends or other distributions to which holders of Certificates or Book-Entry Shares are entitled pursuant to

Section 3.8(d). Upon surrender of a Book-Entry Share or a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and/or such other documents as may be reasonably required by the Exchange Agent, the holder of such Book-Entry Share or Certificate shall be entitled to receive in exchange therefor (A) a book-entry representing that number of whole shares of Parent Class A Shares or Tronox Exchangeable Shares that such holder has the right to receive pursuant to the provisions of this Article 3 after taking into account all the shares of Tronox Common Stock then held by such holder under all such Book-Entry Shares or Certificates so surrendered and (B) a check for the cash that such holder is entitled to receive pursuant to the provisions of this Article 3, including, to the extent applicable, the Cash Consideration portion of the Merger Consideration, cash in lieu of any fractional shares of Parent Class A Share or Tronox Exchangeable Share to which such holder is entitled pursuant to Section 3.8(c) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.8(d), and the Book-Entry Share or Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Tronox Common Stock that is not registered in the transfer records of Tronox, (x) a book-entry representing that number of whole shares of Parent Class A Shares or Tronox Exchangeable Shares comprising the Stock Consideration portion of the Merger Consideration and (y) a check for the proper amount of cash comprising, to the extent applicable, the Cash Consideration portion of the Merger Consideration, cash in lieu of any fractional shares of Parent Class A Share or Tronox Exchangeable Share to which such holder is entitled pursuant to Section 3.8(c) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.8(d) shall be issued to a person other than the person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Parent Class A Share or Tronox Exchangeable Share to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. Parent will use reasonable efforts prior to Closing to obtain relief from ASIC necessary to permit Parent Class A Shares constituting the Merger Consideration to be in uncertificated form and shall ensure Tronox Exchangeable Shares constituting the Merger Consideration shall be in uncertificated book-entry form. Until surrendered as contemplated by this Section 3.8(b), each Book-Entry Share and Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender, the Merger Consideration, cash in lieu of any fractional share of Parent Class A Share or Tronox Exchangeable Share to which such holder is entitled pursuant to Section 3.8(c), and any dividends or other distributions to which the holder of such Certificate is entitled pursuant to Section 3.8(d). No interest or other distribution will be paid or will accrue for the benefit of holders of shares of Tronox Common Stock on the Merger Consideration or on any other cash payable to holders of Tronox Common Stock pursuant to this Article 3.

(c)	No Fractional Shares. No fractional shares of Parent Class A Share or Tronox Exchangeable Share shall be issued upon the surrender for exchange of Book-Entry Shares or Certificates, no dividends or other distributions with respect to Parent Class A Share or Tronox Exchangeable Share shall be payable on or with respect to any fractional share and no such fractional share will entitle the owner thereof to vote or to any rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former holder of shares of Tronox Common Stock an amount in cash without interest (rounded to the nearest whole cent) equal to the product obtained by multiplying (i) the fractional share interest to which such former holder (after taking into account all shares of Tronox Common Stock held at the Effective Time by such holder and rounded to the nearest ten thousandth when expressed in decimal form) would otherwise be entitled by (ii) the per share closing price of Tronox Common Stock on the trading date immediately preceding the Closing Date (or, if such date is not a trading day, the trading day immediately preceding such date) on the over-the-counter market, as reported by the OTC Bulletin Board service.

(d)	Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Class A Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Book-Entry Share or Certificate with respect to any Parent Class A Shares that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of any fractional shares of Parent Class A Shares shall be paid to any such holder pursuant to Section 3.8(c), in each case, until the holder of such Book-Entry Share or Certificate shall surrender such Book-Entry Share or Certificate in accordance with this Article 3. Following surrender of any Book-Entry Share or Certificate, there shall be paid to the holder thereof, without interest, (i) at the time of such surrender, in addition to all other amounts to which such holder is entitled under this Article 3, a dividend equal to the sum of all dividends or other distributions which would have been payable with respect to such whole shares of Parent Class A Shares from the Effective Date until the actual date on such shares are issued (including dividends and distributions with a record date after the Effective Time but prior to such surrender but with a payment date subsequent to such surrender, had such shares been issued at the Effective Time.

(e)	No Further Ownership Rights in Tronox Common Stock. All Parent Class A Shares and Tronox Exchangeable Shares issued and cash paid upon the surrender for exchange of Book-Entry Shares or Certificates in accordance with the terms of this Article 3 (including cash paid in lieu of any fractional shares pursuant to Section 3.8(c) and any dividends or other distributions paid pursuant to Section 3.8(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Tronox Common Stock previously represented by such Book-Entry Shares or Certificates, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of Tronox shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of the shares of Tronox Common Stock that were outstanding immediately prior to the Effective Time. Subject to the last sentence of Section 3.8(f), if, at any time after the Effective Time, Book-Entry Shares or Certificates are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article 3.

(f)	Termination of Exchange Fund. Any portion of the Exchange Fund that has been made available to the Exchange Agent and remains undistributed to the holders of Tronox Common Stock on the date that is twelve months after the Effective Time (including all interest and other income received by the Exchange Agent in respect to all funds made available to it) shall be delivered to Parent upon demand, and Parent shall hold such portion of the

Exchange Fund as trustee for holders of Tronox Common Stock. Any holders of Book-Entry Shares or Certificates who have not theretofore complied with this Article 3 shall thereafter look only to Parent (subject to abandoned property, escheat, unclaimed money or similar Laws) with respect to the Merger Consideration, cash in lieu of any fractional shares of Parent Class A Share or Tronox Exchangeable share and any dividends or other distributions with respect to shares of Parent Class A Share or Tronox Exchangeable Share in accordance with this Article 3. None of Parent, Merger Sub, Tronox, the Surviving Entity or the Exchange Agent shall be liable to any person in respect of any Parent Class A Shares or Tronox Exchangeable Shares (or dividends or other distributions with respect thereto), the Cash Consideration or cash in lieu of any fractional shares of Parent Class A Share or Tronox Exchangeable Share or cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat, unclaimed money or similar Law. Any amounts remaining unclaimed by holders of shares of Tronox Common Stock five years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Parent (or, if to the extent such outcome is not possible under applicable Law, property of a plan or fund established for benefit of various employees or officers of Parent or its Subsidiaries) free and clear of any claim or interest of any person previously entitled thereto.

(g)	Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably requested by Parent, the posting by such person of a bond in such reasonable and customary amount as Parent may reasonably request as indemnity against any claim that may be made against it, the Surviving Entity or the Exchange Agent with respect to such Certificate, Parent shall cause the Exchange Agent to issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, cash in lieu of any fractional share of Parent Class A Share or Tronox Exchangeable Share to which such holder would be entitled pursuant to Section 3.8(c), and any dividends or other distributions to which the holder of such Certificate would be entitled pursuant to Section 3.8(d), in each case in accordance with the terms of this Agreement.

(h)	Withholding. The Exchange Agent, Parent, Tronox and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Tronox Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the IRC, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are properly withheld by the Exchange Agent, Parent, Tronox or the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Tronox Common Stock in respect of which such deduction and withholding was made.

(i)	Alternative Procedures. The Parties will reasonably cooperate in good faith before and after the Closing (including, if required, by amending this Agreement, the Ancillary Agreements and Amended Constitution) to modify the steps and procedures described in this Section 3.8 (and any related provisions of the Ancillary Agreements or Amended Constitution), so as to comply with all applicable Laws and still achieve substantially the same commercial outcome.

3.9	Dissenters’ Rights.
(a)	No shares of Tronox Common Stock that are issued and outstanding as of the Effective Time and that are held by a stockholder who has properly exercised such stockholder’s appraisal rights in respect of such shares (any such shares being referred to herein as “Dissenting Shares”) under Section 262 of the DGCL shall be converted into the right to receive the Merger Consideration as provided in Section 3.6(a)(i) and instead shall be entitled to such rights as are granted by Section 262 of the DGCL (unless and until such stockholder shall have failed to timely perfect, or shall have effectively withdrawn, lost or otherwise become ineligible for, such stockholder’s right to dissent from the Tronox Merger under the DGCL) and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the DGCL. Subject to the provisions of this Section 3.9(a), Tronox shall give Parent and Exxaro prompt notice of any demand received by Tronox for appraisal of shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, which shall not be unreasonably withheld, Tronox shall not make any payment with respect to, or offer to settle or settle, any such demands.
3.10	Treatment of Stock Plans.
(a)	At the Effective Time, each award of restricted Tronox Common Stock granted under the Tronox Incorporated 2010 Management Equity Incentive Plan or any other stock plans of Tronox or otherwise (the “Tronox Stock Plans”) that is outstanding immediately prior to the Effective Time (the “Restricted Shares”) shall, as of the Effective Time, become vested and shall be exchanged for Merger Consideration in accordance with the provisions of Section 3.6(a)(i) and shall be subject to Section 3.8(h). Prior to the Closing, Tronox will allow holders of restricted Tronox Common Stock to make an election similar to the election contemplated by the Election Form with respect to the consideration to be received in the Merger.

(b)	As soon as reasonably practicable after the Effective Time, Parent shall deliver to the holders of Restricted Shares appropriate notices setting forth such holders’ rights pursuant to the respective Tronox Stock Plans and agreements evidencing the grants of such Restricted Shares.
3.11	Treatment of Warrants.
         Each outstanding warrant to purchase shares of Tronox Common Stock (a “Tronox Warrant”), whether or not exercisable or vested, shall be adjusted as necessary to provide that, at the Effective Time, the obligations with respect to each Tronox Warrant outstanding immediately prior to the Effective Time shall be assumed by Parent without any action on the part of the holder thereof and will be converted into a warrant to acquire, on the same terms and conditions as were applicable under such Tronox Warrant immediately prior to the Effective Time, the per share Merger Consideration (provided that the warrant holders shall be entitled to make an election similar to the election contemplated by the Election Form with respect to the consideration to be received upon the exercise of the warrant), that the holder thereof would have received with respect to each share of Tronox Common Stock such Tronox Warrant is convertible into prior to the Effective Time. Any fractional Parent Class A Share resulting from an aggregation of all shares subject to any Tronox Warrant of a holder granted under a particular award agreement with the same exercise price shall be rounded down to the nearest whole share.
4.	REPRESENTATIONS AND WARRANTIES OF TRONOX
         Except as set forth in the disclosure schedules delivered to the Exxaro Sellers by Tronox (the “Tronox Disclosure Schedule”), Tronox hereby represents and warrants as of the date hereof and the Closing Date (except for such representations and warranties made only as of a specific date, which shall be made as of such date) to the Exxaro Sellers as follows:
4.1	Organization of the Tronox Group; Good Standing.
(a)	Each of Tronox and its Subsidiaries (including Parent and Merger Sub) is a legal entity duly incorporated or organized, validly existing and in good standing (to the extent such concept is legally recognized under the applicable Laws of the state or jurisdiction of its organization) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as presently conducted and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business. No administrator, business rescue practitioner, receiver or administrative receiver or any equivalent officer has been appointed (i) in respect of any of Tronox’s Subsidiaries organized in a jurisdiction outside of the United States, or in respect of any part of their respective assets or undertakings and (ii) on or after February 14, 2011, in respect of Tronox or any of its Subsidiaries organized in the United States, or in respect of any part of their respective assets or undertakings. Other than the Confirmation Order, the Plan of Reorganization and the matters contemplated thereby, no petition has been presented, no order has been made, no resolution has been passed and no meeting has been convened for the winding up of Tronox Incorporated or any of its Subsidiaries or to place any such Person under supervision or to make any such Person subject to business rescue proceedings. Other than the proceedings that resulted in the Confirmation Order and the Plan of Reorganization, none of Tronox or any of its Subsidiaries has been (i) declared bankrupt or insolvent, (ii) granted a temporary or definitive moratorium of payments, (iii) made subject to any insolvency or reorganization proceedings or to any supervision or business rescue proceedings, or has been granted a temporary or definitive moratorium of payments, or (iv) involved in negotiations with any one or more of its creditors or taken any other step with a view to the readjustment or rescheduling of all or part of its debts, nor has, to the Knowledge of Tronox, any third party applied for a declaration of bankruptcy or insolvency, winding up, supervision, business rescue proceedings, or any such similar arrangement for Tronox or any of its Subsidiaries under the Laws of any applicable jurisdiction.

(b)	Each of the following entities is an indirect, wholly owned Subsidiary of Tronox that does not hold any material assets or properties and does not conduct any business, and to the Knowledge of Tronox, no material Liability is reasonably expected to result from the dissolution of these entities: (i) Triple S, Inc., an Oklahoma corporation; (ii) Triple S Environmental Management Corp., a Delaware corporation; (iii) Triple S Minerals Resources Corporation, a Delaware corporation; (iv) Triple S Refining Corporation, a Delaware corporation; (v) Southwestern Refining Company, Inc., a Delaware corporation;

(iv) Transworld Drilling Company, a Delaware Corporation; (vii) Cimarron Corporation, an Oklahoma corporation; (viii) Triangle Refineries Inc., a Delaware corporation; (ix) Tronox B.V., a Dutch limited partnership; (x) Tronox (Luxembourg) Holding S.à.r.l., a Luxembourg limited liability company; (xi) Tronox Luxembourg S.à.r.l., a Luxembourg limited liability company; (xii) Tronox (Switzerland) Holding GmbH, a Swiss limited liability company; and (xiii) Tronox Pigments International GmbH, a Swiss limited liability company.
4.2	Authorization of the Transaction.
(a)	Each Tronox Party has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and, subject to the adoption and approval of this Agreement, the Tronox Merger and the other transactions contemplated hereby by the holders of a majority of the outstanding shares of Tronox Common Stock (the “Tronox Stockholder Approval”), to perform its obligations hereunder and thereunder. The Tronox Stockholder Approval is the only vote of the holders of any class or series of Tronox capital stock necessary to approve the transactions contemplated hereby. Each of Tronox’s Subsidiaries that will be a party to the Ancillary Agreements will have at or prior to the Closing full requisite power and authority to execute and delivery the Ancillary Agreements and to perform its obligations thereunder.

(b)	Other than the Tronox Stockholder Approval and the consents set forth on Section 4.2(b) of the Tronox Disclosure Schedule, the execution, delivery and performance of this Agreement and the Ancillary Agreements to which a Tronox Party is a party or any other agreement, instrument or document to be delivered pursuant to this Agreement or any Ancillary Agreement to which a Tronox Party is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporation actions on the part of such Tronox Party. The execution, delivery and performance of the Ancillary Agreements to which any Subsidiary of Tronox is a party or any other agreement, instrument or document to be delivered pursuant to this Agreement or any Ancillary Agreement to which such Subsidiary is a party, and the consummation of the transactions contemplated hereby and thereby, have been or at the Closing will have been duly authorized by all necessary corporation or other similar actions on the part of such Subsidiary.

(c)	Assuming this Agreement and the Ancillary Agreements have been duly authorized, executed and delivered by Exxaro and each of its Subsidiaries party thereto, this Agreement constitutes, and at or prior to the Closing the Ancillary Agreements to which Tronox or any of its Subsidiaries is a party will constitute, the valid and legally binding obligation of Tronox and its Subsidiaries to the extent it is a party hereto or thereto, enforceable against Tronox and its Subsidiaries in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.
4.3	Noncontravention.
(a)	Assuming the receipt of the Required Regulatory Approvals, the Tronox Stockholder Approval and the Tronox Consents, neither the execution and delivery of this Agreement nor any Ancillary Agreements to which Tronox or any of its Affiliates is a party, nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in a breach of the certificate of incorporation, certificate of formation, bylaws, limited liability company operating agreement, partnership agreement or other organizational documents of any member of the Tronox Group, (ii) violate any Law or Decree to which any member of the Tronox Group is, or its respective assets or properties are, subject, or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, result in the loss of a material benefit under, or require any notice under any Contract or Permit to which any member of the Tronox Group is a party or by which it is bound, except, in the case of either clause (ii) or (iii), for such conflicts, breaches, defaults, accelerations, rights or failures to give notice as would not, individually or in the aggregate, reasonably be expected to have a Tronox Material Adverse Effect.

(b)	Other than the Required Regulatory Approvals, the Tronox Stockholder Approval and except for the Consents listed on Section 4.3(b) of the Tronox Disclosure Schedule (the “Tronox Consents”), none of the Tronox Group is required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Entity or other Person in order for the Parties to consummate the transactions contemplated by this Agreement, the Ancillary Agreements or any other agreement contemplated hereby, except where the failure to give notice, file or obtain such authorization, consent or approval would not, individually or in the aggregate, reasonably be expected to have a Tronox Material Adverse Effect.
4.4	Capitalization of the Tronox Group.
(a)	Section 4.4(a) of the Tronox Disclosure Schedule sets forth for each member of the Tronox Group (other than Tronox), as of the date hereof, (i) its name and jurisdiction of organization, (ii) its form of organization, (iii) the number of shares of capital stock or other equity securities outstanding, (iv) the names of the holders thereof (the “Tronox Holders”), (v) the number of shares or other equity securities held by each such holder and (vi) whether such entity is inactive or in the process of liquidation (or analogous event). Except as set forth on Section 4.4(a) of the Tronox Disclosure Schedule, all of the outstanding shares of capital stock or other equity securities of each of Tronox’s Subsidiaries are owned by Tronox or by a direct or indirect wholly-owned Subsidiary of Tronox, as set forth on Section 4.4(a) of the Tronox Disclosure Schedule. All of the shares of capital stock and any other equity securities of the Tronox Group (x) have been validly issued and are fully paid and nonassessable (to the extent such concepts are applicable) and (y) were not issued in violation of any preemptive or similar rights. Each Tronox Holder owns, beneficially and of record, all of the shares or other equity securities set forth opposite such Tronox Holder’s name on Section 4.4(a) of the Tronox Disclosure Schedule, free and clear of any Liens (other than liens established by the Tiwest Joint Venture Documents). The entities listed in Section 4.4(a) of the Tronox Disclosure Schedule represent all of the entities in the Tronox Group, and no member of the Tronox Group owns, directly or indirectly, any capital stock, membership or limited liability company interest, partnership interest, joint venture interest or other equity interest in any Person. Tronox Western Australia Pty Ltd is the legal and beneficial owner of 50 Class B Shares and 50 Class D Shares in the capital of Tiwest (the “Tiwest Class B and D Shares”) free and clear of any Liens (other than liens established by the Tiwest Joint Venture

Documents). The Tiwest Class B and D Shares represent 50% of the outstanding shares in the capital of Tiwest and 50% of the rights to vote at a general meeting of Tiwest.

(b)	Other than pursuant to the Tiwest Joint Venture Documents, (i) there are no stockholder agreements, voting trusts, proxies or other Contracts with respect to or concerning the purchase, sale or voting of the capital stock or stock rights of any member of the Tronox Group or the Tiwest Class B and D Shares, (ii) there is no existing right or any existing Contract to which any member of the Tronox Group is a party requiring, and there are no convertible securities of any member of the Tronox Group outstanding which upon conversion or exchange would require, the issuance of any shares of capital stock or other equity securities of any member of the Tronox Group or other securities convertible into shares of capital stock or other equity securities of any member of the Tronox Group, or otherwise provide equity or profits interest in any member of the Tronox Group or any joint venture asset of such member to any Person (including any Governmental Entity), (iii) there is no existing Contract to which any member of the Tronox Group is a party requiring the repurchase, redemption or other acquisition of any capital stock or other equity securities, and (iv) there are no restrictions on transfer of any shares of capital stock or other equity securities of any member of the Tronox Group or the Tiwest Class B and D Shares (other than pursuant to this Agreement or the Tiwest Joint Venture Documents).

(c)	Tronox Holland has not issued any profit certificates (winstbewijzen) or granted to any Person any right to share in its profits.
4.5	Validity of Parent Shares Issued; Securities Act Registration.
(a)	The Parent Class B Shares to be delivered to Exxaro Sellers in accordance with Article 2 hereof will at the Closing be validly issued, fully paid and non-assessable, free and clear of all Liens, except for the transfer and other restrictions set forth in the Shareholder’s Deed and under applicable Law.

(b)	None of Tronox or any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the registration of the Parent Class B Shares sold pursuant to Article 2 under the Securities Act.

(c)	None of Tronox or any of its Affiliates, nor any Person acting on its or their behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in the United States in connection with any offer or sale of the Parent Class B Shares to be sold pursuant to Article 2.
4.6	Tiwest Joint Venture.
(a)	Tronox Australia holds a 50% participating interest in the Cooljarloo unincorporated joint venture formed under the Cooljarloo JVA, a 50% participating interest in the Processing unincorporated joint venture formed under the Processing JVA, and a 50% participating interest in the Jurien unincorporated joint venture formed under the Jurien Exploration JVA. Tronox Australia has not disposed of, entered into a Contract to dispose of, or granted any option to purchase any of the participating interests described in this Section 4.6(a).

(b)	This Section 4.6 contains the sole and exclusive representations and warranties of Tronox with respect to the Tiwest Joint Venture and the Tiwest Business, unless otherwise expressly stated.
4.7	Financial Statements.
(a)	Section 4.7(a) of the Tronox Disclosure Schedule sets forth a true and accurate copy of the consolidated financial statements of Tronox and its consolidated Subsidiaries as of and for the fiscal year ended December 31, 2010, including a balance sheet and statements of operations and cash flows (the “Tronox 2010 Financial Statements”). Except as set forth on Section 4.7(a) of the Tronox Disclosure Schedule, the Tronox 2010 Financial Statements (i) were derived from the accounting books and records of Tronox, (ii) were prepared in accordance with GAAP (applied on a consistent basis during the periods involved (except as may be disclosed therein)), and (iii) fairly present in all material respects the consolidated financial position of Tronox and its consolidated Subsidiaries as of December 31, 2010 and the consolidated results of operations and cash flows of Tronox and its consolidated Subsidiaries for the twelve months ended December 31, 2010, except in each case as indicated in such statements or in the footnotes thereto.

(b)	Section 4.7(b) of the Tronox Disclosure Schedule sets forth a true and accurate copy of the unaudited interim consolidated financial statements of Tronox Incorporated and its consolidated Subsidiaries as of and for the three months ended March 31, 2011 and June 30, 2011 (the “Tronox 2011 Preliminary Selected Financial Data”). Except as set forth on Section 4.7(b) of the Tronox Disclosure Schedule, the Tronox 2011 Preliminary Selected Financial Data (i) were derived from the accounting books and records of Tronox, (ii) were prepared in accordance with GAAP (applied on a consistent basis during the periods involved (except as may be disclosed therein)), and (iii) the Tronox 2011 Preliminary Selected Financial Data fairly present in all material respects the financial position of the Tronox and its consolidated Subsidiaries as of March 31, 2011 and June 30, 2011 for the three months ended March 31, 2011 and June 30, 2011, respectively, except in each case as indicated therein.

(c)	Section 4.7(c) of the Tronox Disclosure Schedule sets forth a true and accurate copy of the current draft of the unaudited consolidated financial statements of Tronox Incorporated and its consolidated Subsidiaries as of and for the fiscal years ended December 31, 2008 and 2009 (the “Tronox 2008-2009 Draft Unaudited Financial Statements”). Except as set forth on Section 4.7(c) of the Tronox Disclosure Schedule, and except for any portion of the Tronox 2008-2009 Draft Unaudited Financial Statements relating to environmental and other contingent liability reserves and any notes, comments or disclosures relating thereto, including current and deferred tax liabilities and deferred tax assets, the Tronox 2008-2009 Draft Unaudited Financial Statements (i) were derived from the accounting books and records of Tronox, (ii) were prepared in accordance with GAAP (applied on a consistent basis during the periods involved (except as may be disclosed therein)), and (iii) fairly present in all material respects the consolidated financial position of Tronox and its consolidated Subsidiaries as of December 31, 2008 and 2009 and the consolidated results of operations and cash flows of Tronox and its consolidated Subsidiaries for the twelve months ended December 31, 2008 and 2009, respectively, except in each case as indicated in such statements or in the footnotes thereto. The financial statements referred to in Sections 4.7(a), (b) and (c) are collectively referred to as the “Tronox Financial Statements.”

(d)	The total amount of Indebtedness borrowed by Tronox or any of its Subsidiaries (as determined in accordance with the provisions of the relevant instrument) does not exceed any limitation on its borrowing powers contained in its organizational documents, or in any debenture or other deed or document binding upon it. Neither Tronox nor any of its Subsidiaries has received any written notice from any lender of its outstanding Indebtedness requiring repayment thereof other than in accordance with scheduled repayments or maturities.

(e)	Except as set forth on Section 4.7(e) of the Tronox Disclosure Schedule, none of Tronox or its Subsidiaries has any outstanding obligations in respect of any derivative or hedging transactions, including any foreign exchange transactions.

(f)	The figure provided in the definition of the Tronox Reference Net Working Capital Amount does not include any provisions for Taxes with respect to the Tronox Delinquent Tax Returns that are, or will be, due on or prior to the Closing Date.
4.8	No Undisclosed Liabilities.
(a)	Except as set forth on Section 4.8(a) of the Tronox Disclosure Schedule, as of the date hereof, neither Tronox nor any of its Subsidiaries has any Liability that would be required to be reflected on a consolidated balance sheet of Tronox and prepared in accordance with GAAP, except for those liabilities and obligations (i) that are reflected or reserved against in the Tronox Financial Statements (including any notes thereto), (ii) arising out of this Agreement, (iii) incurred in the ordinary course of business since June 30, 2011, and (iv) which, individually or in the aggregate, are not material to the Tronox Group. The Tronox Group has fully reserved for (or established a sinking fund in respect of) all Taxes and Liabilities (including Environmental Liabilities and Liabilities in respect of discontinued operations) in accordance with the applicable requirements under GAAP.

(b)	Except as set forth in Section 4.8(b) of the Tronox Disclosure Schedule, (i) none of the members of the Tronox Group has any Liability that is unrelated to the Tronox Business (including financing activities for the Tronox Business and the Tiwest Business) as conducted as of the date hereof; and (ii) none of Tronox or any of its Subsidiaries is conducting, or has ever conducted, any business other than the Tronox Business (including financing activities for the Tronox Business and the Tiwest Business).
4.9	Contracts.
(a)	Section 4.9(a) of the Tronox Disclosure Schedule sets forth as of the date hereof an accurate and complete list of the following Contracts (each, a “Tronox Material Contract”) to which a member of the Tronox Group is a party or by which it is bound (excluding, in each case, Contracts solely between and among the Tronox Group or in respect of the Tiwest Business):
(i)	any Contract for the lease of personal (moveable) property to or from any Person providing for lease payments in excess of US$3,000,000 per annum;

(ii)	any Contract for the purchase or sale of raw materials, commodities, supplies, products or other personal property, the performance of which will extend over a period of more than six months after the Closing Date or involves consideration in excess of US$10,000,000 per annum;

(iii)	any Contract for shipping or other transportation services involving consideration in excess of US$5,000,000 per annum;

(iv)	any Contract that is a collective bargaining agreement or similar labor agreement;

(v)	any Contract relating to Intellectual Property that (A) involves consideration as of the Closing Date in excess of US$500,000 on an annualized basis and either: (1) includes a license involving Tronox’s Intellectual Property granted by a member of the Tronox Group to any third party (other than the implied license in the sale of the Products to third-party customers); (2) includes the payment of a royalty or fee by Tronox to any third party for ownership, the use of, or right to use Tronox’s Intellectual Property in the processing or manufacturing of the Products, or the reservation by such third party of the right to use, license, or sublicense such Intellectual Property (except for licenses of commercially available software or service agreements with respect to such software entered into in the ordinary course of business); or (B) is otherwise material to the operation of the Tronox Business, including any Contract that restricts the use of any Intellectual Property that is material to the operation of the Tronox Business;

(vi)	any Contract that (A) limits the freedom of the Tronox Group to compete in any line of business or with any Person or in any geographical area or (B) contains exclusivity obligations or restrictions binding on any member of the Tronox Group;

(vii)	any joint venture, partnership, limited liability company or other similar Contracts (other than those Contracts in respect of Tronox’s Subsidiaries listed on Section 4.4 of the Tronox Disclosure Schedule);

(viii)	any Contract relating to any outstanding commitment for capital expenditures in excess of US$2,000,000 individually or US$10,000,000 in the aggregate;

(ix)	any Contract (or series of related Contracts) relating to any outstanding obligation of an acquisition, disposition or lease of any business or material assets (whether by merger, sale of stock, sale of assets or otherwise) in excess of US$3,000,000;

(x)	any lease for any real (immovable) property with payments in excess of US$1,000,000 in any annual period;

(xi)	any distribution, agency and marketing Contract (or series of related Contracts) involving fees to any third party in excess of US$1,000,000 in any annual period;

(xii)	any Contract (or series of related Contracts) relating to the purchase by any member of the Tronox Group of any products or services under which the undelivered balance of such products or services is in excess of US$3,000,000 in the aggregate or US$500,000 over the next twelve months; and

(xiii)	any other Contract that is material to the Tronox Group, whether or not entered into in the ordinary course of business, and the termination of which would reasonably be expected to have a Tronox Material Adverse Effect.
(b)	With respect to each Contract listed on Section 4.9(a) of the Tronox Disclosure Schedule: (i) such Contract is in full force and effect and constitutes the valid and legally binding obligation of a member of the Tronox Group and, to the Knowledge of Tronox, the counterparty thereto, enforceable against such member of the Tronox Group and the counterparty thereto in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity; (ii) none of the Tronox Group nor, to the Knowledge of Tronox, the counterparty thereto is in material breach or default that presently would permit or give rise to a right of termination, modification or acceleration thereunder, and to the Knowledge of Tronox, no event has occurred, which with or without the giving of notice or lapse of time or both, would cause the Tronox Group or any counterparty thereto to be in material breach or default thereunder, and none of the Tronox Group has received any notice of termination, cancellation, breach or default under any Tronox Material Contract, and (iii) subject to Section 6.3(b) and any redactions that may be necessary to address any concerns described therein, Tronox has provided true, complete and correct copies of such Contracts to Exxaro.
4.10	Intellectual Property.
(a)	Section 4.10(a) of the Tronox Disclosure Schedule sets forth as of the date hereof an accurate and complete list of (i) patents and pending patent applications, (ii) registrations and applications for registration of copyrights, and (iii) registrations and applications for registration of trademarks and service marks, in each case, owned by the Tronox Group, indicating the owner, jurisdiction, and application or registration number, as applicable. All Intellectual Property set forth on Section 4.10(a) of the Tronox Disclosure Schedule, (A) has a member of the Tronox Group as the owner of record of such Intellectual Property in the applicable intellectual property office, (B) has not been canceled, expired, or abandoned, or, to the Knowledge of Tronox, made the subject of any opposition, cancellation, reissue, reexamination or interference, and (C) to the Knowledge of Tronox, is valid and enforceable. All fees required for the maintenance or renewal of the Intellectual Property set forth on Section 4.10(a) of the Tronox Disclosure Schedule have been paid when due. The Tronox Group owns or has a valid license or lease or other right to use all Intellectual Property that is material to the operation of the Tronox Business as currently conducted and all components of the IT Systems that are owned, used, or held for use by the Tronox Group (collectively, the “Tronox Business IP”).

(b)	The Tronox Group has not granted any other Person an exclusive license to any of the Tronox Business IP, and Section 4.10(b) of the Tronox Disclosure Schedule sets forth as of the date hereof an accurate and complete list of non-exclusive licenses granted by Tronox in any of the Tronox Business IP material to the conduct of the Tronox Business as currently conducted.

(c)	To the Knowledge of Tronox, (i) the conduct of the Tronox Business as currently conducted does not infringe or misappropriate the Intellectual Property rights of any third party and (ii) no third party is infringing or misappropriating any Tronox Business IP owned or exclusively licensed by any member of the Tronox Group that is material to the conduct of the Tronox Business as currently conducted. Except as set forth on Section 4.10(c) of the Tronox Disclosure Schedule, no suit, action or Proceeding is currently pending or, to the Knowledge of Tronox, threatened against any member of the Tronox Group that challenges the validity or ownership of any Intellectual Property owned or exclusively licensed by any member of the Tronox Group that is material to the conduct of the Tronox Business as currently conducted or asserts that the conduct of the Tronox Business infringes or misappropriates any third party’s Intellectual Property rights, or in which any member of the Tronox Group asserts that any third party is infringing or misappropriating any Intellectual Property owned by the Tronox Group that is material to the conduct of the Tronox Business as currently conducted. None of the Tronox Group or their Affiliates has received any written notice in the past twelve months alleging infringement or misappropriation of any third party’s Intellectual Property by any member of the Tronox Group.

(d)	All members of the Tronox Group have taken reasonable steps to protect and, where applicable, maintain in confidence, Intellectual Property that is material to the conduct of the Tronox Business, including by implementing employee, independent contractor and business partner policies containing confidentiality and intellectual property assignment provisions.
4.11	Legal Compliance.
         Except for matters which have been released, extinguished or discharged as a result of the implementation of the Plan of Reorganization, matters set forth on Section 4.11 of the Tronox Disclosure Schedule, or matters relating to the Tiwest Business, (a) the Tronox Group is, and at all times since January 1, 2006 has been, in compliance in all material respects with all Laws, Decrees and Permits applicable to the Tronox Business; (b) none of the Tronox Group has received any written notice since January 1, 2006 relating to any material violations or alleged material violations of any Law or material violations, alleged material violations or material defaults under any Decree with respect to the Tronox Business or any Permit with respect to the operation of the Tronox Business; (c) there are no material Decrees or Contracts with any Governmental Entity to which any member of the Tronox Group is a party or by which any member of the Tronox Group is bound; and (d) no member of the Tronox Group has received any written notification or claim and, to the Knowledge of Tronox, there are no claims threatened in writing (in each case, which is material and outstanding), that it has manufactured, sold or provided any product in connection with the Tronox Business which does not in any material respect comply with all applicable Laws, Permits, regulations or standards or which in any material respect is defective or dangerous or not in material compliance with any representation or warranty, express or implied, given by the Tronox Group in respect thereof.
4.12	Litigation.
         There is no Litigation pending or, to the Knowledge of Tronox, threatened in writing, before any Governmental Entity brought by or against any member of the Tronox Group relating to the Tronox Business or affecting any of the Tronox Group’s assets or properties that, if adversely determined, would reasonably be expected to have a Tronox Material Adverse Effect.

4.13	Assets.
(a)	Except as set forth on Section 4.13(a) of the Tronox Disclosure Schedule, the assets of Tronox and its Subsidiaries constitute all the assets and properties (including Contracts and Permits), whether tangible or intangible, whether personal, real or mixed, wherever located, that are used in the Tronox Business and are sufficient to conduct the Tronox Business in the manner in which it is conducted on the date hereof and as of the Closing Date.

(b)	Except for assets held in connection with the Tiwest Business, all of the tangible assets held by the Tronox and its Subsidiaries have been maintained in a reasonably prudent manner and are in good operating condition and repair, ordinary wear and tear excepted.
4.14	Environmental, Health and Safety Matters.
         Except as set forth on Section 4.14 of the Tronox Disclosure Schedule and except for such matters which have been released, extinguished or discharged as a result of the implementation of the Plan of Reorganization and excluding the Tiwest Business:
(a)	The Tronox Business (i) is and since January 1, 2006 has been in compliance, in all material respects, with all applicable Environmental, Health and Safety Requirements, and (ii) has obtained all Permits arising under Environmental, Health and Safety Requirements that are necessary for the conduct of the Tronox Business in compliance in all material respects with Environmental, Health and Safety Requirements, and no such Permits have been refused or granted subject to any unusual or onerous terms.

(b)	None of the Tronox Group has received any written notice, report or other written communication that remains unresolved regarding any actual or alleged material violation of Environmental, Health and Safety Requirements or any actual or alleged material Environmental Liabilities relating to the Tronox Group or the Tronox Business that remains unresolved.

(c)	No material Release affecting the Tronox Business or the Tronox Group has occurred or is occurring that requires the Tronox Business or the Tronox Group to provide notice to any Governmental Entity, further investigate such Release, or conduct any form of response action under applicable Environmental, Health and Safety Requirements, or that could reasonably be expected to form the basis of a material claim for damages or compensation by any Person.

(d)	None of the Tronox Group has by Law or Contract agreed to assume, or provide an indemnity with respect to, any material Environmental Liability related to any Person under any lease, purchase agreement, sale agreement, joint venture agreement or other binding corporate or real estate document or agreement.

(e)	Tronox has made available to Exxaro all environmental reports, data (including in relation to energy consumption, energy generation and emissions of greenhouse gases), documents, studies, analyses, investigations, audits and reviews in any member of the Tronox Group’s possession or control as necessary to reasonably disclose to Exxaro any material Environmental Liabilities in relation to the Tronox Business or the Tronox Group.

(f)	No member of the Tronox Group is subject to any material claims in relation to Environmental, Health and Safety Requirements.

(g)	With respect to the Tronox Business, no member of the Tronox Group has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or exposed any Person to, any Hazardous Materials, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Materials) so as to give rise to any material Environmental Liabilities.
4.15	Employee Benefits; Labor Relations.
(a)	Except as set forth on Section 4.15(a) of the Tronox Disclosure Schedule, no member of the Tronox Group is a party to or bound by (i) any Contract with any present or former director, officer, employee or consultant, (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of the transactions contemplated by this Agreement, (B) providing severance benefits or other benefits after the termination of employment of such officer or employee solely following the occurrence of the transactions contemplated by this Agreement, or (C) that will provide any benefit solely due to the occurrence of the transactions contemplated by this Agreement, or (ii) any Contract, any of the benefits of which will be increased, or the vesting or other realization of the benefits of which will be accelerated, solely following the occurrence of the transactions contemplated by this Agreement (either alone or in conjunction with any other event).

(b)	Section 4.15(b) of the Tronox Disclosure Schedule contains a correct and complete list of all Tronox Equity-Based Compensation Plans, including all outstanding equity awards granted pursuant to the 2010 Management Equity Plan or the 2011 Director Compensation Policy to key executives, other employees, non-executive directors or consultants, the vesting schedules for each such award, and Tronox has made available to Exxaro correct and complete copies of each Tronox Equity-Based Compensation Plan (excluding individual equity grant agreements).

(c)	Section 4.15(c) of the Tronox Disclosure Schedule sets forth each of the collective bargaining contracts or similar agreements that the Tronox Group is a party to or bound by. Except as set forth on Section 4.15(c) of the Tronox Disclosure Schedule, no member of the Tronox Group is currently experiencing any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes, or is, to the Knowledge of Tronox, the subject of any organizational effort being made or threatened by or on behalf of any labor union with respect to any employees of the Tronox Group.

(d)	Section 4.15(d) of the Tronox Disclosure Schedule identifies each material Employee Benefit Arrangement maintained by the Tronox Group. With respect to each such Employee Benefit Arrangement:
(i)	such plan, if intended to meet the requirements of a “qualified plan” under Section 401(a) of the IRC, has either received a favorable determination letter from the IRS or may rely on a favorable opinion letter issued by the IRS, and, to the Knowledge of Tronox, there are no circumstances likely to result in revocation of any such favorable determination or opinion letter or the loss of the qualification of any such Employee Benefit Arrangement under Section 401(a) of the IRC;

(ii)	if such plan is intended to be funded, it is either fully funded or any shortfall is identified in Section 4.15(d) of the Tronox Disclosure Schedule and is fully recognized as a book reserve in all material respects, based upon reasonable GAAP actuarial assumptions and methodology and fully reflects the financial effects of all prior transactions in relation to such funded plan; and

(iii)	Tronox has made available to Exxaro correct and complete copies of (where applicable): (A) the plan documents; (B) summary plan descriptions; (C) the most recent determination letter received from the IRS; (D) the most recent Annual Reports (Form 5500 Series) and accompanying schedule, if any; (E) the most recent annual financial reports, if any; (F) the latest actuarial valuation reports (including reports prepared for funding, deduction and financial accounting purposes), if any; and (G) insurance contracts and other funding vehicles.
(e)	With respect to any Employee Benefit Arrangement, (i) if intended to qualify for special tax treatment, each such Employee Benefit Arrangement meets the requirements for such treatment in all material respects; (ii) if intended to be book reserved, any such Employee Benefit Arrangement is fully book reserved in all material respects based upon reasonable GAAP actuarial assumptions and methodology and fully reflects the financial effects of all prior transactions in relation to any such book reserved plan, except where failure to reserve would not be material; (iii) such Employee Benefit Arrangement is in compliance, in all material respects, with all applicable provisions of Law and has been administered in all material respects in accordance with its terms; (iv) all material contributions required to be made to any such Employee Benefit Arrangement by applicable Laws for any period through the date hereof have been timely made or paid in full; and (v) there are no currently pending or, to the Knowledge of Tronox, threatened material claims, lawsuits or arbitrations which have been asserted or instituted against any Employee Benefit Arrangement, any fiduciaries thereof with respect to their duties to such Employee Benefit Arrangement or the assets of any such Employee Benefit Arrangement.
4.16	Absence of Certain Changes, Events and Conditions.
         Except as set forth on Section 4.16 of the Tronox Disclosure Schedule, since December 31, 2010, and through the date of this Agreement, (a) there has not occurred any change, state of facts, circumstance, event or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Tronox Material Adverse Effect, (b) the Tronox Business has been conducted in the ordinary course of business and (c) neither Tronox nor any of its Affiliates has taken any action with respect to the Tronox Business (excluding the Tiwest Business) that, if taken after the date hereof without the written consent of Exxaro, would constitute a material breach of subsections, (i) through (vi), (ix) and (xii) through (xix) of Section 6.2(a).

4.17	Real (Immovable) Property.
(a)	Section 4.17(a) of the Tronox Disclosure Schedule lists the address of each parcel of Owned Real Property and Leased Real Property of the Tronox Group (excluding properties used in the Tiwest Business). With respect to each such parcel of Owned Real Property:
(i)	Tronox or one of its Subsidiaries has good, marketable and indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except for Permitted Liens;

(ii)	except as otherwise indicated in Section 4.17(a) of the Tronox Disclosure Schedule, (i) the Tronox Group has not leased or otherwise granted to any Person the right to use or occupy all or any part of the Owned Real Property and there are no Persons other than Tronox or one of its Subsidiaries in possession of any such Owned Real Property; and

(iii)	other than the rights of Exxaro pursuant to this Agreement and the rights of the Tiwest Joint Venture Participants under the Tiwest Joint Venture Documents, neither Tronox nor any of its Subsidiaries is a party to any unrecorded and outstanding options, rights of first offer or rights of first refusal to purchase, preferential purchase rights or similar rights, or agreement to sell, mortgage, pledge, hypothecate, lease, sublease, license, convey, alienate, transfer or otherwise dispose of, any Owned Real Property or any portion thereof.
(b)	The Owned Real Property and Leased Real Property listed in Section 4.17(a) of the Tronox Disclosure Schedule (collectively, the “Tronox Real Property”) comprises all of the real (immovable) property used or intended to be used in, or otherwise related to, the Tronox Business.

(c)	There is no condemnation, expropriation or other Proceeding in eminent domain pending or, to the Knowledge of Tronox, threatened, affecting any Tronox Real Property or any portion thereof or interest therein.

(d)	The Tronox Real Property is in compliance in all material respects with all Real Property Laws, and the current use or occupancy of the Real Property or operation of the Tronox Business thereon does not violate in any material respect any Real Property Law.
4.18	General Tax.
         The representations and warranties set forth in this Section 4.18 shall not be given to the extent that they address the subject matter of any representation or warranty set forth in Section 4.19. Except as set forth in Section 4.18 of the Tronox Disclosure Schedule:
(a)	All material Tax Returns required to be filed by or with respect to the Tronox Group have been timely filed with the appropriate Taxing Authority in accordance with all applicable Laws, and all such Tax Returns are correct and complete in all material respects. All material Taxes and Tax Liabilities due by or with respect to the income, assets or operations of each member of the Tronox Group for all Pre-Closing Tax Periods have been timely paid in full on or prior to the Closing Date or accrued and fully provided for as of the Closing Date in accordance with GAAP. There are no Liens with respect to any member of the Tronox Group or their assets that arose as a result of a failure (or alleged failure) to pay Taxes, other than Permitted Liens. No member of the Tronox Group is presently contesting the Tax Liability of such member or any other member of the Tronox Group before any Governmental Entity. Since January 1, 2004, no member of the Tronox Group has been the subject of an investigation, audit, Proceeding or other examination by a Taxing Authority, other than such an examination that concluded without any adjustments to or proposed deficiencies in the Tax liability of such member. No investigation, audit, Proceeding or other examination by any Taxing Authority is in progress, threatened in writing or, to the Knowledge of Tronox, pending with respect to any Tax Return filed by, or Taxes relating to, any member of the Tronox Group. No member of the Tronox Group has waived (or received a request to waive) any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. No member of the Tronox Group has received any written notices from any Taxing Authority relating to any issue which could affect the Tax Liability of a member of the Tronox Group or the Exxaro Group. No consent, clearance, Tax ruling or other agreement (including any closing agreement pursuant to Section 7121 of the IRC or any similar Law) has been applied for, executed or entered into by any member of the Tronox Group since January 1, 2004.

(b)	Each member of the Tronox Group has withheld and timely remitted all Taxes required to have been withheld and remitted in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c)	No member of the Tronox Group has granted a power of attorney which is still in force relating to tax matters to any Person.

(d)	No member of the Tronox Group is a party to any Tax allocation, sharing, indemnification, or similar arrangement or agreement (whether or not in writing). No member of the Tronox Group is required to include in income any adjustment in its current or in any future taxable period by reason of a change in accounting method; nor, has any member of the Tronox Group applied for, or any Taxing Authority proposed, any change in accounting method since January 1, 2004.

(e)	Tronox is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the IRC.

(f)	No member of the Tronox Group has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which a member of the Tronox Group is the parent).

(g)	No member of the Tronox Group is a party to any agreement that would require such member or any Affiliate thereof to make any payment that would not be deductible for Tax purposes due to either (i) the payment being contingent upon a change of control of a member the Tronox Group or (ii) the payment constituting excessive employee remuneration (including, for the avoidance of doubt, any such payment that would be an “excess parachute payment” for purposes of Sections 280G and 4999 of the IRC or that would not be deductible pursuant to Section 162(m) of the IRC).

(h)	Tronox has made available to Exxaro copies of each of the Tax Returns for Income Taxes that have been filed by or with respect to each member of the Tronox Group for all taxable years or other taxable periods with respect to which the applicable statute of limitations has not expired.

(i)	No Indebtedness of any member of the Tronox Group consists of “corporate acquisition indebtedness” within the meaning of Section 279 of the IRC.

(j)	Each of Tronox LLC, Tronox Worldwide LLC, Tronox Pigments (Netherlands) B.V., Tronox Pigments (Holland) B.V., Tronox Pigments Limited, Tronox Luxembourg S.a.r.l., Tronox Pigments International GmbH, and Tronox Pigments GmbH is currently disregarded as an entity separate from its owner for United States federal income tax purposes and has been since the date of its formation. Each of Tronox, Tronox Holdings Europe C.V., Tronox Western Australia Pty Ltd., Tronox Pigments Singapore Pte. Ltd., Tronox Switzerland Holding GmbH, and Tronox Luxembourg Holding S.a.r.l. is, and has always been since the date of its formation, properly treated as a corporation for United States federal income tax purposes.

(k)	There are no deferred intercompany transactions between any members of the Tronox Group and there is no excess loss account (within the meaning of United States Treasury Regulations Section 1.1502-19) with respect to the stock of any member of the Tronox Group which will or may result in the recognition of income upon the consummation of the transactions contemplated by this Agreement.

(l)	No member of the Tronox Group has entered into a “listed transaction” within the meaning of IRC Section 6707(c)(2) and Treasury Regulations Section 1.6011-4(b)(2).

(m)	Section 4.18(m) of the Tronox Disclosure Schedule sets forth the amounts and expiration dates of the “net operating losses” of Tronox within the meaning of Section 172(c) of the IRC, as of December 31, 2010. As of February 14, 2011, the consolidated group, within the meaning of Treasury Regulation Section 1.1502-1(h), of which Tronox is a part, had a “net unrealized built-in gain” within the meaning of Section 382(h)(3) of the IRC of not less than US$1,000,000,000.

(n)	Each of the Tronox Trusts is eligible to be classified as a “qualified settlement fund” within the meaning of Treasury Regulations Section 1.468B-1(a).

(o)	Since February 14, 2011, Tronox has not undergone an “ownership change” within the meaning of Section 382(g) of the IRC.

(p)	No member of the Tronox Group is required to file an Income Tax Return in any jurisdiction where such member has not previously filed Income Tax Returns.

(q)	Tronox Holland has not in the current fiscal year or in any of the preceding five fiscal years claimed, utilized or requested exemptions of deferrals in relations to Tax, including exemptions or deferrals of Tax relating to reorganizations or mergers.
4.19	Australian Tax.
(a)	Except as set forth on Section 4.19 of the Tronox Disclosure Schedule, no member of the Tronox Group is or has ever been a member of an MEC Group or a Consolidated Group.

(b)	Any Tax Return which has been submitted by Tronox Australia or Tronox Pigments Limited to any Australian Taxing Authority:
(i)	discloses all material facts that must be disclosed under any Tax Law; and

(ii)	is not misleading in any material respect.
(c)	No member of the Tronox Group has sought Australian capital gains tax relief under sub-division 126-B of the Australian Tax Act or section 160ZZO of the Australian Tax Act in respect of any asset acquired by any member of the Tronox Group and which is still owned by a Tronox Group member immediately after the Closing Date.

(d)	The share capital account of each member of the Tronox Group is not tainted within the meaning of the Australian Tax Act.

(e)	The office of public officer as required under any Tax Law has always been occupied in respect of Tronox Australia and Tronox Pigments Limited.

(f)	Tronox Australia and Tronox Pigments Limited:
(i)	are registered for GST;

(ii)	have complied with the GST Law;

(iii)	have adequate systems to ensure that they comply with the GST Law; and

(iv)	are members of the Tronox GST Group.
(g)	Tronox Australia, as the representative member of the Tronox GST Group, has always remitted the correct net amount of GST to the Commissioner of Taxation and lodged GST returns as and when required by the GST Law.

(h)	Except as disclosed in Section 4.19 of the Tronox Disclosure Schedule, all stamp duty has been duly paid which is payable in respect of every document or transaction to which any member of the Tronox Group is, or has been, liable to pay such duty and no such document is unstamped or insufficiently stamped.

(i)	No member of the Tronox Group has in the period of three years up to the Closing Date obtained corporate reconstruction relief from payment of stamp duty in any Australian jurisdiction.

4.20	Winding-Up; Books and Records.
(a)	No administrator, receiver or administrative receiver or any equivalent officer has been appointed in respect of Tronox or any of its Subsidiaries or in respect of any part of the assets or undertakings of Tronox or any of its Subsidiaries. No petition has been presented, no order has been made, no resolution has been passed and no meeting has been convened for the winding up of Tronox or any of its Subsidiaries or for an administration order or the equivalent in the relevant jurisdiction of incorporation of Tronox or any of its Subsidiaries.

(b)	The statutory books (including registers and minute books) of each member of the Tronox Group are accurate and complete in all material respects. The books and records of each member of the Tronox Group have been maintained in accordance with sound business practices and accurately and fairly reflect, in reasonable detail, the activities of each member of the Tronox Group in all material respects.
4.21	Products Liability.
         There are no Liabilities with respect to any product liability claim that relates to any product manufactured and sold by the Tronox Group to others in the conduct of the Tronox Business, except for Liabilities that are not material to the Tronox Group.
4.22	Inventory.
         Except as set forth on Section 4.22 of the Tronox Disclosure Schedule, the inventory of the Tronox Business (net of all reserves for obsolete, excess, slow-moving, damaged and defective inventory shown on the most recent balance sheet included in the Tronox 2011 Preliminary Selected Financial Data) is merchantable, fit for the purposes for which it was procured or manufactured, usable or salable in the ordinary course of business, salable at prevailing market prices that are not less than the book value amounts thereof or the price customarily charged by the Tronox Business (as applicable) therefor, conforms to the specifications established therefor, and has been manufactured in accordance with all applicable Laws, and includes no damaged, defective, excess, slow-moving or obsolete items.
4.23	Foreign Corrupt Practices Act.
         No member of the Tronox Group or, to the Knowledge of Tronox, any of its Representatives has made, offered, promised, authorized, requested, received or accepted, with respect to the Tronox Business or any other matter which is the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or indirectly through any other Person, to or for the use or benefit of any Person, where such payment, gift, promise or advantage would violate (i) the FCPA, (ii) the principles set out in the Organization for Economic Cooperation and Development Convention Combating Bribery of Foreign Public Officials in International Business Transactions, or (iii) any other similar or equivalent anti-corruption and/or anti-bribery Law of any jurisdiction applicable to the Tronox Group. None of the members of the Tronox Group nor any of their respective Representatives on behalf of such member of the Tronox Group has made any such offer, payment, gift, promise, or advantage to or for the use or benefit of any Person if it knew, had a firm belief, or was aware that there was a high probability that such Person would use such offer, payment, gift, promise, or advantage in violation of the preceding sentence.

4.24	Accounts and Notes Receivable.
         All of the Accounts Receivable of the Tronox Business are reflected properly according to GAAP in the Tronox 2011 Preliminary Financial Data and on the books and records of the Tronox Business, and represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. No portion of the Accounts Receivable of the Tronox Business is required or expected to be paid to any Person other than the Tronox Group. Unless paid prior to the Closing Date, the Accounts Receivable of the Tronox Business are current and collectible net of any reserves specifically applicable thereto set forth in the Tronox 2011 Preliminary Financial Data. There is no contest, claim or right of set-off, other than rebates and returns in the ordinary course of business, under any Contract with any maker of an Account Receivable of the Tronox Business relating to the amount or validity of such Account Receivable.
4.25	Brokers’ Fees.
         Tronox has not entered into any Contract to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Exxaro could become liable or obligated to pay.
4.26	Insurance.
(a)	Section 4.26(a) of the Tronox Disclosure Schedule sets forth as of the date hereof an accurate and complete list of all material insurance policies applicable to the Tronox Business (the “Tronox Insurance Policies”), together with name of the insurer, policy number, type of coverage, limits, date of issue and applicable business unit deductible. All premiums due and payable with respect to the Tronox Insurance Policies have been paid in full (including with proceeds of any financing or credit arrangements which may exist).

(b)	The Tronox Group carries, or is covered by, insurance policies provided by insurers of recognized financial responsibility against such losses and risks and in such amounts as are, when considered in its entirety, in the good faith judgment of Tronox, prudent and customary in the businesses in which they are engaged. All premiums due and payable with respect to the Tronox Insurance Policies have been paid in full (including with proceeds of any financing or credit arrangements which may exist).

(c)	All material Tronox Insurance Policies are in full force and effect as of the date hereof and (with respect to the Closing) immediately prior to the Closing Date, and the Tronox Group has complied in all material respects with the terms thereof. To the Knowledge of Tronox, there exists no event, occurrence, condition or act (including the completion of the transactions contemplated hereunder) that, with the giving of notice, the lapse of time or the happening of any other event or condition, would entitle any insurer to terminate or cancel any material Tronox Insurance Policy. There are no material outstanding claims or disputes in relation to any Tronox Insurance Policy or insurer.
4.27	Tronox Information.
         None of the information that is or will be provided by Tronox or its Representatives specifically for inclusion or incorporation by reference in (a) (i) the registration statement on Form S-4 or F-4, as the Parties reasonably determine, to be filed with the SEC by Parent in connection with the issuance of ordinary shares of

Parent in connection with the transactions contemplated by this Agreement (as amended or supplemented from time to time, the “Transaction Registration Statement”), or (ii) the registration statement on Form S-1 or F-1 as the Parties reasonably determine, to be filed with the SEC by Parent in connection with the issuance of ordinary shares of Parent upon the exchange of the Tronox Exchangeable Shares in accordance with their terms (as amended or supplemented from time to time, the “Exchangeable Registration Statement,” and together with the Transaction Registration Statement, collectively, the “Registration Statements”) will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the proxy statement for the Tronox Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will, at the time the Proxy Statement is first mailed to the stockholders of Tronox and at the time of the Tronox Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Tronox with respect to statements made or incorporated by reference in the Registration Statements or Proxy Statement based on information supplied by Exxaro, its Representatives or any other third party specifically for inclusion or incorporation by reference in the Registration Statements or the Proxy Statement.
4.28	No Other Representations or Warranties; Disclosed Materials.
         Except for the representations and warranties contained in this Article 4, neither Tronox nor any other Person makes any other express or implied representation or warranty with respect to the Tronox Group, the Tronox Business or the transactions contemplated by this Agreement, and Tronox disclaims any other representations or warranties not contained in this Article 4, whether made by Tronox, any Affiliate of Tronox or any of their respective officers, directors, employees, agents or Representatives. Except for the representations and warranties contained in this Article 4 and except for cases of fraud, Tronox (i) expressly disclaims and negates any representation or warranty, express or implied, at common law, by statute or otherwise, relating to the condition of the Tronox Group’s assets (including any implied or expressed warranty of title, merchantability or fitness for a particular purpose of any asset, or of the probable success or profitability of the ownership, use or operation of the Tronox Business by the Tronox Group after the Closing), and (ii) disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Exxaro or its Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to Exxaro by any director, officer, employee, agent, consultant or Representative of Tronox or any of its Affiliates). The Exxaro Sellers acknowledge that they have not relied on any representation or warranty in connection with the execution of this Agreement except for the representations and warranties provided by Tronox contained in this Article 4.
5.	REPRESENTATIONS AND WARRANTIES OF EXXARO
         Except as set forth in the disclosure schedules delivered to Tronox by Exxaro (the “Exxaro Disclosure Schedule”), Exxaro hereby represents and warrants as of the date hereof and the Closing Date (except for such representations and warranties made only as of a specific date, which shall be made as of such date) to Tronox as follows:

5.1	Organization of the Exxaro Sellers and the Acquired Companies; Good Standing.
(a)	Each Exxaro Seller is a legal entity duly incorporated and organized, validly existing and in good standing (to the extent such concept is legally recognized under the applicable Laws of the state or jurisdiction of its organization) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business. No administrator, business rescue practitioner, receiver or administrative receiver or any equivalent officer has been appointed in respect of any Exxaro Seller or in respect of any part of their respective assets or undertakings. No petition has been presented, no order has been made, no resolution has been passed and no meeting has been convened for the winding up of any Exxaro Seller or to place any such Person under supervision or to make any such Person subject to business rescue proceedings. No Exxaro Seller has been (i) declared insolvent, (ii) granted a temporary or definitive moratorium of payments, (iii) made subject to any insolvency or reorganization proceedings, or (iv) involved in negotiations with any one or more of its creditors or taken any other step with a view to the readjustment or rescheduling of all or part of its debts, nor has, to the Knowledge of Exxaro, any third party applied for a declaration of bankruptcy or insolvency, winding up, supervision, business rescue proceedings or any such similar arrangement for any Exxaro Seller under the Laws of any applicable jurisdiction.

(b)	Each Acquired Company is a legal entity duly incorporated and organized, validly existing and in good standing (to the extent such concept is legally recognized under the applicable Laws of the state or jurisdiction of its organization) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as presently conducted and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business. No administrator, business rescue practitioner, receiver or administrative receiver or any equivalent officer has been appointed in respect of any Acquired Company or in respect of any part of their respective assets or undertakings. No petition has been presented, no order has been made, no resolution has been passed and no meeting has been convened for the winding up of any Acquired Company or to place any such Person under supervision or to make any such Person subject to business rescue proceedings. None of the Acquired Companies has been (i) declared bankrupt or insolvent, (ii) granted a temporary or definitive moratorium of payments, (iii) made subject to any insolvency or reorganization proceedings, subject to supervision or any business rescue proceedings, or (iv) involved in negotiations with any one or more of its creditors or taken any other step with a view to the readjustment or rescheduling of all or part of its debts, nor has, to the Knowledge of Exxaro, any third party applied for a declaration of bankruptcy or insolvency, winding up, supervision, business rescue proceedings or any such similar arrangement for any Acquired Company under the Laws of any applicable jurisdiction
5.2	Authorization of the Transaction.
(a)	Each Exxaro Seller has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder. Each of Exxaro’s Subsidiaries that will be a party to the Ancillary

Agreements will have at or prior to the Closing full requisite power and authority to execute and deliver the Ancillary Agreements and to perform its obligations thereunder.

(b)	The execution, delivery and performance of this Agreement and the Ancillary Agreements to which any Exxaro Seller is a party or any other agreement, instrument or document to be delivered pursuant to this Agreement or any Ancillary Agreement to which any Exxaro Seller is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporation actions on the part of such Exxaro Seller. Except as disclosed on Section 5.2(b) of the Exxaro Disclosure Schedule, no vote by the holders of any class or series of capital stock of Exxaro is necessary to approve the transactions contemplated by this Agreement or the Ancillary Agreements. The execution, delivery and performance of the Ancillary Agreements to which any Subsidiary of Exxaro is a party or any other agreement, instrument or document to be delivered pursuant to this Agreement or any Ancillary Agreement to which such Subsidiary is a party, and the consummation of the transactions contemplated hereby and thereby, have been or at the Closing will have been, duly authorized by all necessary corporation or other similar actions on the part of such Subsidiary.

(c)	Assuming this Agreement and the Ancillary Agreements have been or at the Closing will have been duly authorized, executed and delivered by Tronox and each of its Subsidiaries party thereto, this Agreement constitutes, and at or prior to the Closing the Ancillary Agreements to which Exxaro or any of its Subsidiaries is a party will constitute, the valid and legally binding obligation of Exxaro and its Subsidiaries to the extent it is a party hereto or thereto, enforceable against Exxaro and its Subsidiaries in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.
5.3	Noncontravention.
(a)	Assuming the receipt of the Required Regulatory Approvals and the Exxaro Consents, neither the execution and delivery of this Agreement nor any Ancillary Agreements to which Exxaro or any of its Affiliates is a party, nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in a breach of the certificate of incorporation, certificate of formation, bylaws, limited liability company operating agreement or other organizational documents of any Exxaro Seller or the Acquired Companies (taking into account for the avoidance of doubt, the implementation of solely those changes needed to the memoranda of incorporation for those Acquired Companies that will be parties to the South African Shareholders Agreement in order to implement such agreement), (ii) violate any Law or Decree to which any Exxaro Seller or the Acquired Companies is, or its respective assets or properties are, subject, or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, result in the loss of a material benefit under, or require any notice under any Contract or Permit to which any Exxaro Seller or the Acquired Companies is a party or by which it is bound, except, in the case of either clause (ii) or (iii), for such conflicts, breaches, defaults, accelerations, rights or failures to give notice as would not, individually or in the aggregate, reasonably be expected to have an Exxaro Material Adverse Effect or an Acquired Companies Material Adverse Effect.

(b)	Other than the Required Regulatory Approvals and except for the Consents listed on Section 5.3(b) of the Exxaro Disclosure Schedule (the “Exxaro Consents”), none of the Exxaro Sellers or the Acquired Companies is required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Entity or other Person in order for the Parties to consummate the transactions contemplated by this Agreement, the Ancillary Agreements or any other agreement contemplated hereby, except where the failure to give notice, file or obtain such authorization, consent or approval would not, individually or in the aggregate, reasonably be expected to have an Exxaro Material Adverse Effect or an Acquired Companies Material Adverse Effect.
5.4	Capitalization of the Exxaro Sellers and the Acquired Companies.
(a)	Section 5.4(a) of the Exxaro Disclosure Schedule sets forth for each of the Exxaro Sellers and the Acquired Companies, as of the date hereof, (i) its name and jurisdiction of organization, (ii) its form of organization (iii) the number of shares of capital stock and any other equity securities outstanding, (iv) the names of the holders thereof (the “Acquired Company Holders”), (v) the number of shares or other equity securities held by each such holder and (vi) whether such entity is inactive or in the process of liquidation (or analogous event). As of the Closing Date, the capitalization of the Acquired Companies may be modified as a result of the transactions undertaken pursuant to the Supplemental Restructuring Plan. Except as set forth on Section 5.4(a) of the Exxaro Disclosure Schedule, all of the outstanding shares of capital stock or other securities of any Exxaro Seller and any Acquired Company are owned directly or indirectly by Exxaro or a wholly-owned Subsidiary of Exxaro as set forth on Section 5.4(a) of the Exxaro Disclosure Schedule. All of the shares of capital stock and any other equity securities of each Acquired Company (x) have been validly issued and are fully paid and nonassessable (to the extent such concepts are applicable), and (y) were not issued in violation of any preemptive or similar rights. Except as disclosed on Section 5.4(a) of the Exxaro Disclosure Schedule, each Acquired Company Holder owns, beneficially and of record, all of the shares or other equity securities set forth opposite such Acquired Company Holder’s name on Section 5.4(a) of the Exxaro Disclosure Schedule, free and clear of any Liens (other than Liens established by the Tiwest Joint Venture Documents or those disclosed on Section 5.4(a) of the Exxaro Disclosure Schedule). None of the Acquired Companies owns, directly or indirectly, any capital stock, membership or limited liability company interest, partnership interest, joint venture interest or other equity interest in any Person other than another Acquired Company. Yalgoo is the legal and beneficial owner of 50 Class A Shares and 50 Class C Shares in the capital of Tiwest (the “Tiwest Class A and C Shares”) free and clear of any Liens (other than Liens established by the Tiwest Joint Venture Documents). The Tiwest Class A and C Shares represent 50% of the outstanding shares in the capital of Tiwest and 50% of the rights to vote at a general meeting of Tiwest.

(b)	The relevant Exxaro Seller selling and transferring shares in an Acquired Entity to Parent in accordance with Article 2 is the sole legal and beneficial owner of such shares, entitled to sell and transfer such shares to Parent in accordance with Article 2 and the other provisions of this Agreement, subject to the Liens disclosed in Section 5.4(a) of the Exxaro Disclosure Schedule. Subject to release of those Liens disclosed on Section 5.4(a) of the Exxaro Disclosure Schedule, each Exxaro Seller has the full legal right, authority and power to sell, transfer and convey the shares or other equity securities set forth opposite such Exxaro

Seller’s name on Section 5.4(a) of the Exxaro Disclosure Schedule in accordance with the terms of this Agreement, and each Exxaro Seller will, at the Closing, convey to Parent or its Subsidiaries good, valid and marketable title to such shares and other equity securities, and such shares and other equity securities so conveyed to Parent or its Subsidiaries will be free and clear of all Liens.

(c)	Other than pursuant to the Tiwest Joint Venture Documents and the constitutional documents of the Australian Acquired Companies described on Section 5.4(c) of the Exxaro Disclosure Schedule, (i) there are no stockholder agreements, voting trusts, proxies or other Contracts with respect to or concerning the purchase, sale or voting of the capital stock or stock rights of the Acquired Companies or the Tiwest Class A and C Shares, (ii) there is no existing right or any existing Contract to which any of the Acquired Companies is a party requiring, and there are no convertible securities of any of the Acquired Companies outstanding which upon conversion or exchange would require, the issuance of any shares of capital stock or other equity securities of any of the Acquired Companies or other securities convertible into shares of capital stock or other equity securities of any of the Acquired Companies, or otherwise provide equity or profits interest in any of the Acquired Companies or any joint venture asset of such member to any Person (including any Governmental Entity), (iii) there is no existing Contract to which any of the Exxaro Sellers and the Acquired Companies is a party requiring the repurchase, redemption or other acquisition of any capital stock or other equity securities of the Acquired Companies, and (iv) there are no restrictions on transfer of any shares of capital stock or other equity securities of any of the Acquired Companies or the Tiwest Class A and C Shares (other than pursuant to this Agreement or the Tiwest Joint Venture Documents).

(d)	Section 5.4(d) of the Exxaro Disclosure Schedule sets forth the full amount (in Rand) of each Loan Account owing by each South African Acquired Company to each Exxaro Seller immediately prior to the Closing, the full amount (in Rand) of each Loan Account that will be owing by each South Africa Acquired Company to Exxaro and Parent on the Closing Date (taking into account the sale of Loan Accounts referred to in Section 2.1(a)(iii)), the terms and conditions governing each such Loan Account, the mechanism how all Loan Accounts will be converted into shares of the South African Acquired Companies immediately after the Closing, and the number of shares in each South African Acquired Company into which the Loan Accounts will be converted immediately after Closing.
5.5	Validity of the Acquired Companies’ Shares; Securities Act Registration.
(a)	The shares of the Acquired Companies and the Tiwest Class A and C Shares to be transferred to Parent in accordance with Article 2 hereof have been validly issued and are fully paid, will at Closing be free and clear of all Liens, and no issue, securities transfer tax or stamp duty is owing with respect to them.

(b)	None of the Exxaro Sellers, the Acquired Companies, nor any Person acting on their behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in the United States in connection with any offer or sale of the Parent Class B Shares to be sold pursuant to Article 2 or the transactions contemplated hereby.

(c)	Each Exxaro Seller is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D.

(d)	The Exxaro Share Consideration is being acquired by each Exxaro Seller solely for its own account, for investment purposes only and with no present intention of distributing, selling, transferring, conveying or otherwise disposing of them in violation of the Securities Act and other applicable securities Laws.

(e)	Each Exxaro Seller has such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks involved in acquiring the Exxaro Share Consideration and to make an informed decision relating thereto.

(f)	Each Exxaro Seller understands that the Exxaro Share Consideration may not be sold, transferred, conveyed or otherwise disposed of by such Exxaro Seller without registration under the Securities Act and any applicable securities Laws or pursuant to an exemption thereto.

(g)	Each Exxaro Seller understands that an investment in the Parent Class B Shares involves substantial risk and is suitable only for Persons of substantial financial resources who have no need for liquidity in their investment and can afford the total loss of their investment.

(h)	Each Exxaro Seller has been afforded the opportunity to ask questions of Tronox and Parent and has received satisfactory answers to any such inquiries.

(i)	Each Exxaro Seller understands that no federal or state agency or any other Governmental Entity has passed upon or made any recommendation or endorsement of the Parent Class B Shares.

(j)	Each Exxaro Seller understands that the Exxaro Share Consideration is being delivered to each such Exxaro Seller in reliance on specific exemption from the registration requirements of federal and state securities Laws and that Parent, Tronox and Exxaro are relying upon the truth and accuracy of, and the compliance of such Exxaro Seller with, the representations, warranties, agreements, acknowledgements and understandings of such Exxaro Seller set forth in this Section 5.5 in order to determine the applicability of such exemptions.
5.6	Tiwest Joint Venture.
(a)	Yalgoo and Senbar Holdings Pty Ltd jointly hold a 50% participating interest in the Cooljarloo unincorporated joint venture formed under the Cooljarloo JVA. Yalgoo, Synthetic Rutile Holdings Pty Ltd and Pigment Holdings Pty Ltd jointly hold a 50% participating interest in the Processing unincorporated joint venture formed under the Processing JVA. Tific holds a 50% participating interest in the Jurien unincorporated joint venture formed under the Jurien Exploration JVA. None of Yalgoo, Senbar Holdings Pty Ltd. Synthetic Rutile Holdings Pty Ltd, Pigment Holdings Pty Ltd nor Tific has disposed of, entered into a Contract to dispose of, or granted any option to purchase any of the participating interests described in this Section 5.6(a).

(b)	This Section 5.6 and Section 5.25 contain the sole and exclusive representations and warranties of Exxaro with respect to the Tiwest Joint Venture and the Tiwest Business unless otherwise expressly stated.
5.7	Financial Statements.
(a)	Section 5.7(a) of the Exxaro Disclosure Schedule sets forth a true and accurate copy of the audited consolidated financial statements of Acquired Companies and their respective consolidated Subsidiaries as of and for the fiscal years ended December 31, 2008, 2009 and 2010, including a balance sheet and statements of operations and cash flows (the “Acquired Company Financial Statements”). Except as set forth on Section 5.7(a) of the Exxaro Disclosure Schedule, the Acquired Company Financial Statements (i) were derived from the accounting books and records of the Acquired Companies, (ii) were prepared in accordance with IFRS (applied on a consistent basis during the periods involved (except as may be disclosed therein)), and (iii) fairly present in all material respects the consolidated financial position of the Acquired Companies and their respective consolidated Subsidiaries as of December 31, 2008, 2009 and 2010, respectively, and the consolidated results of operations and cash flows of the Acquired Companies and their respective consolidated Subsidiaries for the twelve months ended December 31, 2008, 2009 and 2010, respectively, except in each case as indicated in such statements or in the footnotes thereto.

(b)	Section 5.7(b) of the Exxaro Disclosure Schedule sets forth a true and accurate copy of certain unaudited preliminary selected financial data of the Acquired Companies as of and for the six months ended June 30, 2011 (the “Acquired Company 2011 Preliminary Selected Financial Data” and, together with the Acquired Companies Financial Statements, the “Acquired Company Financial Data”). Except as set forth on Section 5.7(b) of the Exxaro Disclosure Schedule, the Acquired Company 2011 Preliminary Selected Financial Data (i) were derived from the accounting books and records of the Acquired Companies and other members of the Exxaro Group, (ii) were prepared in accordance with IFRS (applied on a consistent basis during the periods involved (except as may be disclosed therein)), and (iii) the Acquired Company 2011 Preliminary Selected Financial Data fairly present in all material respects the financial position of the Acquired Companies as of June 30, 2011 for the six months ended June 30, 2011, except in each case as indicated therein.

(c)	Indebtedness.
(i)	Section 5.7(c) of the Exxaro Disclosure Schedule contains an accurate and complete list of all Indebtedness of the Acquired Business and the Acquired Companies as of the Business Day immediately prior to the Closing Date, including any Indebtedness between Exxaro and the Retained Subsidiaries, on the one hand, and Acquired Companies and the Acquired Business, on the other hand, and identifies for each item of such Indebtedness the outstanding principal and accrued but unpaid interest as of such date. There are no material off-balance sheet transactions, arrangements, obligations or relationships attributable to the Acquired Business or to which any Acquired Company is a party or bound.

(ii)	The total amount of Indebtedness borrowed by each Acquired Company (as determined in accordance with the provisions of the relevant instrument) does not exceed any limitation on its borrowing powers contained in its organizational documents, or in any debenture or other deed or document binding upon it. No Acquired Company has received any written notice from any lender of its outstanding Indebtedness requiring repayment thereof other than in accordance with scheduled repayments or maturities.
(d)	Derivative Transactions. Except as set forth on Section 5.7(d) of the Exxaro Disclosure Schedule, none of the Acquired Companies has any outstanding obligations in respect of any derivative or hedging transactions, including any foreign exchange transactions.
5.8	No Undisclosed Liabilities.
(a)	Except as set forth on Section 5.8(a) of the Exxaro Disclosure Schedule, as of the date hereof, neither the Acquired Business nor any of the Acquired Companies has any Liability that would be required to be reflected on a consolidated balance sheet of the Acquired Companies and prepared in accordance with IFRS, except for those liabilities and obligations (i) that are reflected or reserved against in the Acquired Company Financial Data (including any notes thereto), (ii) arising out of this Agreement, (iii) incurred in the ordinary course of business since June 30, 2011 that are not material in the aggregate to the Acquired Companies, or (iv) which, individually or in the aggregate, are not material to the Acquired Business. The Acquired Companies have fully reserved for (or established a sinking fund in respect of) all Taxes and Liabilities (including Environmental Liabilities and Liabilities in respect of discontinued operations) for which reserves are required by IFRS.
(b)	Except as set forth in Section 5.8(b) of the Exxaro Disclosure Schedule, (i) neither the Acquired Business nor any of the Acquired Companies has any Liability that is unrelated to the Mineral Sands Business (including financing activities for the Mineral Sands Business) as conducted as of the date hereof, and (ii) none of the Acquired Companies is conducting, or has ever conducted, any business other than the Mineral Sands Business (including financing activities for the Mineral Sands Business).
5.9	Contracts.
(a)	Section 5.9 of the Exxaro Disclosure Schedule sets forth as of the date hereof an accurate and complete list of the following Contracts (each, an “Acquired Company Material Contract”) to which any Acquired Company or the Acquired Business (or, with respect to any Acquired Companies’ Business IP, any member of the Exxaro Group that has an interest in such Intellectual Property as of the date hereof) is a party or by which it is bound (excluding, in each case, Contracts solely between and among the Acquired Companies or in respect of the Tiwest Business):
(i)	any Contract for the lease of personal (moveable) property to or from any Person providing for lease payments in excess of US$3,000,000 per annum;
(ii)	any Contract for the purchase or sale of raw materials, commodities, supplies, products or other personal property, the performance of which will extend over a period of more than six months after the Closing Date or involves consideration in excess of US$10,000,000 per annum;
(iii)	any Contract for shipping or other transportation services involving consideration in excess of US$5,000,000 per annum;
(iv)	any Contract that is a collective bargaining agreement or similar labor agreement;
(v)	any Contract relating to Intellectual Property that (A) involves consideration as of the Closing Date in excess of US$500,000 on an annualized basis and either: (1) includes a license involving the Acquired Companies’ Intellectual Property granted by an Acquired Company to any third party (other than the implied license in the sale of the Products to third-party customers); (2) includes the payment of a royalty or fee by any Acquired Company to any third party for ownership, the use of, or right to use the Acquired Companies’ Intellectual Property in the processing or manufacturing of the Products, or the reservation by such third party of the right to use, license, or sublicense such Intellectual Property (except for licenses of commercially available software or service agreements with respect to such software entered into in the ordinary course of business); or (B) is otherwise material to the operation of the Acquired Business, including any Contract that restricts the use of any Intellectual Property that is material to the operation of the Acquired Business;
(vi)	any Contract that (A) limits the freedom of the Acquired Companies or the Acquired Business to compete in any line of business or with any Person or in any geographical area or (B) contains exclusivity obligations or restrictions binding on any Acquired Company or Acquired Business;
(vii)	any joint venture, partnership, limited liability company or other similar Contracts (other than those Contracts in respect of Subsidiaries listed in Section 5.1);
(viii)	any Contract relating to any outstanding commitment for capital expenditures in excess of US$2,000,000 individually or US$10,000,000 in the aggregate;
(ix)	any Contract (or series of related Contracts) relating to any outstanding obligation of an acquisition, disposition or lease of any business or material assets (whether by merger, sale of stock, sale of assets or otherwise) in excess of US$3,000,000;
(x)	any lease for any real (immovable) property with payments in excess of US$1,000,000 in any annual period, the aggregate number and value of all employee residential leases, and any leases for any real (immovable) property which is material to the Mining Rights and the Prospecting Rights or the ability of the Acquired Companies to conduct prospecting and mining operations and activities;
(xi)	any distribution, agency and marketing Contract (or series of related Contracts) involving fees to any third party in excess of US$1,000,000 in any annual period;
(xii)	any Contract (or series of related Contracts) relating to the purchase by any Acquired Company of any products or services under which the undelivered balance of such products or services is in excess of US$3,000,000 in the aggregate or US$500,000 over the next twelve months; and
(xiii)	any other Contract that is material to the Acquired Companies, whether or not entered into in the ordinary course of business, and the termination of which would reasonably be expected to have an Exxaro Material Adverse Effect or Acquired Companies Material Adverse Effect.
(b)	With respect to each Contract listed on Section 5.9 of the Exxaro Disclosure Schedule: (i) such Contract is in full force and effect and constitutes the valid and legally binding obligation of an Acquired Company and, to the Knowledge of Exxaro, the counterparty thereto, enforceable against such Acquired Company and the counterparty thereto in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity; (ii) none of the Acquired Companies nor, to the Knowledge of Exxaro, the counterparty thereto is in material breach or default that presently would permit or give rise to a right of termination, modification or acceleration thereunder, and to the Knowledge of Exxaro, no event has occurred, which with or without the giving of notice or lapse of time or both, would cause the Acquired Companies or any counterparty thereto to be in material breach or default thereunder, and none of the Acquired Companies have received any notice of termination, cancellation, breach or default under any Acquired Company Material Contract; and (iii) subject to Section 6.3(b) and any redactions that may be necessary to address any concerns described therein, Exxaro has provided true, complete and correct copies of such Contracts to Tronox.
5.10	Intellectual Property.
(a)	Section 5.10(a) of the Exxaro Disclosure Schedule sets forth as of the date hereof an accurate and complete list of (i) patents and pending patent applications, (ii) registrations and applications for registration of copyrights, and (iii) registrations and applications for registration of trademarks and service marks, in each case, owned by any member of the Exxaro Group for the use or benefit of the Mineral Sands Business and the Acquired Companies, indicating the owner, jurisdiction, and application or registration number, as applicable. Except as otherwise indicated on Section 5.10(a) of the Exxaro Disclosure Schedule, all Intellectual Property set forth on Section 5.10(a) of the Exxaro Disclosure Schedule, (A) has an Acquired Company as the owner of record of such Intellectual Property in the applicable intellectual property office, (B) has not been canceled, expired, or abandoned, or, to the Knowledge of Exxaro, made the subject of any opposition, cancellation, reissue, reexamination or interference, and (C) to the Knowledge of Exxaro, is valid and enforceable. All fees required for the maintenance or renewal of the Intellectual Property set forth on Section 5.10(a) of the Exxaro Disclosure Schedule have been paid when due. Except as set forth on Section 5.10(a) of the Exxaro Disclosure Schedule, the Acquired Companies own or have a valid license or lease or other right to use all Intellectual Property that is material to the operation of the Acquired Business as currently conducted and all components of the IT Systems that are owned, used, or held for use by, or for the benefit of, the Acquired Business or any of the Acquired Companies (collectively, the “Acquired Companies’ Business IP”). As of the Closing, (x) the Acquired Companies shall own or have a valid license or lease or other right to use all Acquired Companies’ Business IP owned, used or held for use by, or for the benefit of, the Acquired Business or any of the Acquired Companies immediately prior to the Closing, and (y) except for the rights of any licensor, no Person other than an Acquired Company shall own any right, title or interest in or to any Acquired Companies’ Business IP owned, used or held for use by, or for the benefit of, the Acquired Business immediately prior to the Closing.
(b)	Neither any of the Acquired Companies nor any member of the Exxaro Group has granted any other Person (other than members of the Exxaro Group) an exclusive license to any of the Acquired Companies’ Business IP, and Section 5.10(b) of the Exxaro Disclosure Schedule sets forth as of the date hereof an accurate and complete list of non-exclusive licenses granted by Exxaro or its Affiliates in any of the Acquired Companies’ Business IP material to the conduct of the Acquired Business as currently conducted.
(c)	To the Knowledge of Exxaro, (i) the conduct of the Acquired Business as currently conducted does not infringe or misappropriate the Intellectual Property rights of any third party and (ii) no third party is infringing or misappropriating any Acquired Companies’ Business IP owned or exclusively licensed by any Acquired Company, or any other member of the Exxaro Group, that is material to the conduct of the Acquired Business as currently conducted. No suit, action or Proceeding is currently pending or, to the Knowledge of Exxaro, threatened against any Acquired Company that challenges the validity or ownership of any Intellectual Property owned or exclusively licensed by any Acquired Company, or any other member of the Exxaro Group for the use or benefit of the Acquired Business, that is material to the conduct of the Acquired Business as currently conducted or asserts that the conduct of the Acquired Business infringes or misappropriates any third party’s Intellectual Property rights, or in which any Acquired Company or any other member of the Exxaro Group asserts that any third party is infringing or misappropriating any Intellectual Property owned by the Acquired Companies that is material to the conduct of the Acquired Business as currently conducted. None of the Acquired Companies or their Affiliates, or any other member of the Exxaro Group with respect to the conduct of the Acquired Business, has received any written notice in the past twelve months alleging infringement or misappropriation of any third party’s Intellectual Property by any Acquired Company or by any other member of the Exxaro Group.
(d)	The Acquired Companies, and the members of the Exxaro Group with respect to the conduct of the Acquired Business, have taken reasonable steps to protect and, where applicable, maintain in confidence, Intellectual Property that is material to the conduct of the Acquired Business, including by implementing employee, independent contractor and business partner policies containing confidentiality and intellectual property assignment provisions.
5.11	Legal Compliance.
         Except for matters set forth on Section 5.11 of the Exxaro Disclosure Schedule or matters relating to the Tiwest Business, (a) the Acquired Companies and the Acquired Business are, and at all times since January 1, 2006 have been, in compliance in all material respects with all Laws, Decrees and Permits applicable to the Acquired Business; (b) neither the Acquired Business nor any of the Acquired Companies have received any written notice since January 1, 2006 relating to any material violations or alleged material violations of any material Law or material violations, alleged material violations or material defaults under any

Decree with respect to the Acquired Business or any Permit with respect to the operation of the Acquired Business; (c) there are no material Decrees or Contracts with any Governmental Entity to which any Acquired Company is a party or by which any Acquired Company is bound; and (d) neither the Acquired Business nor any of the Acquired Companies has received any written notification or claim and, to the Knowledge of Exxaro, there are no claims threatened in writing (in each case, which is material and outstanding) that it has manufactured, sold or provided any product in connection with the Acquired Business which does not in any material respect comply with all applicable Laws, Permits, regulations or standards or which in any material respect is defective or dangerous or not in material compliance with any representation or warranty, express or implied, given by the Acquired Business or the Acquired Companies in respect thereof.
5.12	BEE.
(a)	As of the date of this Agreement, Exxaro qualifies as an HDSA and the South African Acquired Companies and the Acquired Business are in compliance with the BEE Act, the MPRDA and the Mining Charter, in each case, as applied and interpreted by South African Governmental Entities as of the date hereof.
(b)	As of the Closing Date and on each day during the period between the date of this Agreement and the Closing Date, Exxaro shall qualify as an HDSA and the South African Acquired Companies and the Acquired Business shall be in compliance with the BEE Act, the MPRDA and the Mining Charter, in each case, as applied and interpreted by South African Governmental Entities as of the Closing Date.
5.13	Prospecting and Mining Rights.
     Except as set forth on Section 5.13 of the Exxaro Disclosure Schedule:
(a)	The Prospecting Rights and Mining Rights were validly granted by the DMR in compliance with all relevant Laws and have been executed by the DMR and registered in the MPTRO reflecting the relevant South African Acquired Companies as the holders of such rights. To the Knowledge of Exxaro, there are no challenges or potential challenges to the validity of such rights, or facts or circumstances which could form the basis of any such challenge of any such rights.
(b)	The South African Acquired Companies are the registered holders of the Prospecting Rights and Mining Rights, are entitled to the entire financial benefit attaching thereto, and no third party holds any direct or indirect right in relation thereto, or any part thereof, except as specifically provided for in the Mining Rights, the Pending Prospecting Right and the Prospecting Rights.
(c)	The South African Acquired Companies have complied with all terms and conditions relating to the Prospecting Rights and Mining Rights in all material respects, and nothing has occurred, and no circumstances exist that would render the Prospecting Rights or Mining Rights invalid and/or subject to possible suspension or revocation.
(d)	Each of the relevant South African Acquired Companies commenced with prospecting activities for the Prospecting Rights within 120 days from the date on which the Prospecting Rights became effective.

(e)	Each of the relevant South African Acquired Companies commenced with mining operations for the Mining Rights within one year from the date on which the Mining Rights became effective. Each of the relevant South African Acquired Companies has complied in all material respects with the requirements of, and has carried on all prospecting operations and activities and all mining operations and activities in relation to the Prospecting Rights and Mining Rights in compliance in all material respects with, all applicable Laws relating to prospecting and mining, including the MPRDA, the Mine Health and Safety Act, 1996 and the Mining Charter.
(f)	No landowner of any property over which the Prospecting Rights and Mining Rights have been granted, has denied (or to the Knowledge of Exxaro, threatened to deny) access to any Acquired Company to conduct prospecting and mining operations and related activities or to construct all structures and buildings necessary to carry out these operations and related activities.
(g)	No Exxaro Seller nor any Acquired Company has received any written communication from the DMR advising of any alleged breach of the requirements of the Laws arising from any prospecting or mining operations conducted by the Acquired Companies and has received no directive, nor any threat of a directive, to cease operations.
(h)	Except for the application for the consent contemplated in Section 11.1(e), no application to (i) transfer any right or interest in the Prospecting Rights or Mining Rights has been made to the Minister of Mineral Resources in terms of section 11 of the MPRDA, or (ii) amend any right or interest in the Prospecting Rights or Mining Rights has been made to the Minister of Mineral Resources in terms of section 102 of the MPRDA.
(i)	No mortgage bond or other form of security has been granted or registered over the Prospecting Rights or Mining Rights and the Mining Rights and Prospecting Rights are unencumbered in all respects.
(j)	No prospecting or mining operations have been carried out by any of the relevant Acquired Companies for an area or mineral to which the Prospecting Rights and Mining Rights do not relate.
(k)	Prospecting and mining is being conducted only on the area covered by the Prospecting Rights and the Mining Rights.
(l)	The amounts guaranteed under the DMR Guarantees listed in Section 5.13(p) of the Exxaro Disclosure Schedule together with the Specified Trust Fund Amounts adequately provide for the rehabilitation and management of negative environmental impacts in respect of the prospecting and mining activities of the South African Acquired Companies as required under the MPRDA, the regulations promulgated under the MPRDA, the Prospecting Rights and the Mining Rights in accordance with the DMR’s requirements in that regard.
(m)	The Resource and Reserve Statements dated December 31, 2010 are the most recently produced and accepted resource and reserve statements and complied with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (2007 edition) as of the date of those statements.

(n)	The application for the Pending Prospecting Right has been filed and prepared materially in accordance with the requirements of the MPRDA.
(o)	Each South African Acquired Company has annually assessed, in accordance with the requirements of the MPRDA, the regulations promulgated under the MPRDA and the Prospecting Rights and the Mining Rights, its financial provision for the rehabilitation or management of negative environmental impacts in respect of its prospecting and mining operations. Section 5.13(o) of the Exxaro Disclosure Schedule sets forth the true and correct amount of the assessed financial provision for the rehabilitation or management of negative environmental impacts required under the MPRDA, the regulations promulgated under the MPRDA and the Prospecting Rights and the Mining Rights in respect of the prospecting and mining operations of the South African Acquired Companies determined as of August 2011, (the “Assessed Financial Provision”). Section 5.13(o) of the Exxaro Disclosure Schedule sets forth the actual amount, in Rand, standing to the credit of a rehabilitation trust in respect of the Assessed Financial Provision as of the date hereof (the “Specified Trust Fund Amount”).
(p)	Section 5.13(p) of the Exxaro Disclosure Schedule sets forth the amount and all other relevant details of each DMR Guarantee in place as of the date hereof.
5.14	Litigation.
     Except as set forth on Section 5.14 of the Exxaro Disclosure Schedule, there is no Litigation pending or, to the Knowledge of Exxaro, threatened in writing, before any Governmental Entity brought by or against any Acquired Company or affecting assets or properties of the Acquired Companies or the Acquired Business that, if adversely determined, would reasonably be expected to have an Acquired Companies Material Adverse Effect or Exxaro Material Adverse Effect.
5.15	Assets; Sufficiency.
(a)	Except as set forth on Section 5.15(a) of the Exxaro Disclosure Schedule, the assets of the Acquired Companies constitute all the assets and properties (including Contracts and Permits), whether tangible or intangible, whether personal, real or mixed, wherever located, that are used in the Acquired Business and are sufficient to conduct the Acquired Business in the manner in which it is conducted on the date hereof and as of the Closing Date.
(b)	Except for assets held in connection with the Tiwest Business, and except as set forth on Section 5.15(b) of the Exxaro Disclosure Schedule, all of the tangible assets held by the Acquired Companies have been maintained in a reasonably prudent manner and are in good operating condition and repair, ordinary wear and tear excepted.
5.16	Environmental, Health and Safety Matters.
     Except as set forth on Section 5.16 of the Exxaro Disclosure Schedule and excluding the Tiwest Business:
(a)	The Acquired Business and the Acquired Companies (i) are and since January 1, 2006 have been in compliance, in all material respects, with all applicable Environmental, Health and

Safety Requirements, and (ii) have obtained all Permits arising under Environmental, Health and Safety Requirements that are necessary for the conduct of the Acquired Business in compliance in all material respects with Environmental, Health and Safety Requirements, and no such Permits have been refused or granted subject to any unusual or onerous terms.
(b)	None of the Exxaro Sellers and the Acquired Companies nor the Acquired Business has received any written notice, report or other written communication that remains unresolved regarding any actual or alleged material violation of Environmental, Health and Safety Requirements or any actual or alleged material Environmental Liabilities relating to the Acquired Companies or the Acquired Business that remains unresolved.
(c)	No material Release affecting the Acquired Business or the Acquired Companies have occurred or is occurring that requires the Acquired Business, the Acquired Companies or the Exxaro Sellers to provide notice to any Governmental Entity, further investigate such Release, or conduct any form of response action under applicable Environmental, Health and Safety Requirements, or that could reasonably be expected to form the basis of a material claim for damages or compensation by any Person.
(d)	None of the Acquired Companies has by Law or Contract agreed to assume, or provide an indemnity with respect to, any material Environmental Liability related to any Person under any lease, purchase agreement, sale agreement, joint venture agreement or other binding corporate or real estate document or agreement.
(e)	Exxaro has made available to Tronox all environmental reports, data (including in relation to energy consumption, energy generation and emissions of greenhouse gases), documents, studies, analyses, investigations, audits and reviews in the possession or control of the Exxaro Group as necessary to reasonably disclose to Tronox any material Environmental Liabilities in relation to the Acquired Business or the Acquired Companies.
(f)	None of the Acquired Companies is subject to any material claims in relation to Environmental, Health and Safety Requirements.
(g)	With respect to the Acquired Business, none of the Acquired Companies has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or exposed any Person to, any Hazardous Materials, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Materials) so as to give rise to any material Environmental Liabilities.
(h)	Neither the Acquired Business nor any of the Acquired Companies has any Environmental Liability or is subject to any claims or Proceedings arising out of or relating to the site at Lot 135, Guerassimoff Road, Yarwun, Queensland, Australia.
5.17	Employee Benefits; Labor Relations.
(a)	Section 5.17(a) of the Exxaro Disclosure Schedule sets forth a list of the names, companies and positions of each employee of the Acquired Companies as of the Business Day prior to the date hereof and (with respect to the Closing only) as of the Business Day prior to the Closing Date (the “Acquired Employees”).

(b)	Section 5.17(b) of the Exxaro Disclosure Schedule sets forth a true, correct and complete list of all consulting and independent contractor Contracts that have been entered into by the Acquired Companies or any member of the Exxaro Group for the benefit of the Acquired Companies providing for an annual payment in excess of US$150,000 in any year.
(c)	Except as set forth on Section 5.17(c) of the Exxaro Disclosure Schedule, none of the Acquired Companies is a party to or bound by (i) any Contract with any present or former director, officer, employee or consultant, (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of the transactions contemplated by this Agreement, (B) providing severance benefits or other benefits after the termination of employment of such officer or employee solely following the occurrence of the transactions contemplated by this Agreement, or (C) that will provide any benefit solely due to the occurrence of the transactions contemplated by this Agreement, or (ii) any Contract, any of the benefits of which will be increased, or the vesting or other realization of the benefits of which will be accelerated, solely following the occurrence of the transactions contemplated by this Agreement (either alone or in conjunction with any other event).
(d)	Section 5.17(d) of the Exxaro Disclosure Schedule contains a correct and complete list of all Exxaro Equity-Based Compensation Plans, including all outstanding equity awards granted to employees, non-executive directors or consultants of the Acquired Companies, the vesting schedules for each such award, and Exxaro has made available to Tronox correct and complete copies of each Exxaro Equity-Based Compensation Plan (excluding individual equity grant agreements).
(e)	Section 5.17(e) of the Exxaro Disclosure Schedule sets forth each of the collective bargaining contracts or similar agreements that the Acquired Companies are parties to or bound by. Except as set forth on Section 5.17(e) of the Exxaro Disclosure Schedule, no member of the Acquired Companies is currently experiencing any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes, or is, to the Knowledge of Exxaro, the subject of any organizational effort being made or threatened by or on behalf of any labor union with respect to any Acquired Employees.
(f)	Section 5.17(f) of the Exxaro Disclosure Schedule identifies each material Employee Benefit Arrangement that covers any Acquired Employee. Where applicable, Exxaro has furnished or made available to Tronox copies of the plan document or summary plan description of each such Employee Benefit Arrangement, including all amendments or material modifications where applicable, and (where applicable) copies of the most recent actuarial and financial report of such plans. With respect to each such Employee Benefit Arrangement:
(i)	if such plan is intended to be funded, it is either fully funded or any shortfall is identified in Section 5.17(f) of the Exxaro Disclosure Schedule and is fully recognized as a book reserve in all material respects, based upon reasonable IFRS actuarial assumptions and methodology and fully reflects the financial effects of all prior transactions in relation to such funded plan; and
(ii)	(A) if intended to qualify for special tax treatment, each such Employee Benefit Arrangement meets the requirements for such treatment in all material respects; (B) if intended to be book reserved, any such Employee Benefit Arrangement is fully book reserved in all material respects based upon reasonable IFRS actuarial assumptions and methodology and fully reflects the financial effects of all prior transactions in relation to any such book reserved plan, except where failure to reserve would not be material; (C) such Employee Benefit Arrangement is in compliance, in all material respects, with all applicable provisions of Law and has been administered in all material respects in accordance with its terms; (D) all material contributions required to be made to any such Employee Benefit Arrangement by applicable Laws for any period through the date hereof have been timely made or paid in full; and (E) there are no currently pending or, to the Knowledge of Exxaro, threatened material claims, lawsuits or arbitrations which have been asserted or instituted against any Employee Benefit Arrangement, any fiduciaries thereof with respect to their duties to such Employee Benefit Arrangement or the assets of any such Employee Benefit Arrangement.
(g)	Except as disclosed on Section 5.17(g) of the Exxaro Disclosure Schedule, no member of the Exxaro Group has given any Contract or commitment (whether legally binding or not) to increase or supplement any remuneration, compensation or benefit of any Acquired Employee.
(h)	Superannuation. Each Australian Acquired Company has or will have paid the full amount of all superannuation contributions it is required to pay in respect of its current or former employees which are payable in respect of the period ending on the Closing Date.
(i)	Each Australian Acquired Company has provided at least the prescribed minimum level of superannuation for each of its current or former employees so as not to incur a superannuation guarantee charge liability.
(ii)	No Australian Acquired Company has offered, participated in or acted as the trustee of any defined benefit superannuation fund.
5.18	Absence of Certain Changes, Events and Conditions.
     Since December 31, 2010, and through the date of this Agreement, (a) there has not occurred any change, state of facts, circumstance, event or effect that, individually or in the aggregate, has had or would reasonably be expected to have an Exxaro Material Adverse Effect or an Acquired Companies Material Adverse Effect, (b) the Acquired Business has been conducted in the ordinary course of business, and (c) except as set forth on Section 5.18 of the Exxaro Disclosure Schedule, neither Exxaro nor any of its Affiliates has taken any action with respect to the Acquired Companies or the Acquired Business (excluding, for the avoidance of doubt, the Tiwest Business) that, if taken after the date hereof without the written consent of Tronox, would constitute a material breach of clauses (i) through (vi), (ix), and (xii) through (xix) of Section 6.1(a).
5.19	Real (Immovable) Property.
(a)	Section 5.19(a) of the Exxaro Disclosure Schedule lists the address of each parcel of Owned Real Property and the Leased Real Property of the Acquired Companies (excluding properties used in the Tiwest Business). With respect to each such parcel of Owned Real Property:
(i)	an Acquired Company has good, marketable and indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except for Permitted Liens;
(ii)	except as otherwise indicated on Section 5.19(a) of the Exxaro Disclosure Schedule, (i) none of the Acquired Companies has leased or otherwise granted to any Person the right to use or occupy all or any part of the Owned Real Property and there are no Persons other than the Acquired Companies in possession of any such Owned Real Property; and
(iii)	other than the rights of Tronox pursuant to this Agreement and the rights of the Tiwest Joint Venture Participants under the Tiwest Joint Venture Documents, none of the Acquired Companies is a party to any unrecorded and outstanding options, rights of first offer or rights of first refusal to purchase, preferential purchase rights or similar rights, or agreement to sell, mortgage, pledge, hypothecate, lease, sublease, license, convey, alienate, transfer or otherwise dispose of, any Owned Real Property or any portion thereof.
(b)	Where an Acquired Company has acquired a right of access or use in respect of the Anglo Properties or the Third Party Properties, such right of access or use shall not be terminated on Closing.
(c)	The Owned Real Property and Leased Real Property listed in Section 5.19(a) of the Exxaro Disclosure Schedule (collectively, the “Exxaro Real Property”), together with the Anglo Properties and the Third Party Properties, comprises all of the real (immovable) property used or intended to be used in, or otherwise related to, the Acquired Business.
(d)	There is no condemnation, expropriation or other Proceeding in eminent domain pending or, to the Knowledge of Exxaro, threatened, affecting any Exxaro Real Property or any portion thereof or interest therein.
(e)	The Exxaro Real Property is in compliance in all material respects with all Real Property Laws, and the current use or occupancy of the Exxaro Real Property or operation of the Acquired Business thereon does not violate in any material respect any Real Property Law.
(f)	Except as set forth on Section 5.19(f) of the Exxaro Disclosure Schedule, Exxaro TSA Sands will, on the Closing Date, have possession of the original title deeds for each Exxaro TSA Sands Property.
5.20	General Tax. The representations and warranties set forth in this Section 5.20 shall not be given to the extent that they address the subject matter of any representation or warranty set forth in Section 5.21 or Section 5.22. Except as set forth on Section 5.20 of the Exxaro Disclosure Schedule:
(a)	All material Tax Returns required to be filed by or with respect to the Acquired Companies have been timely filed with the appropriate Taxing Authority in accordance with all applicable Laws, and all such Tax Returns are correct and complete in all material respects. All material

Taxes and Tax Liabilities due by or with respect to the income, assets or operations of each of the Acquired Companies for all Pre-Closing Tax Periods have been timely paid in full on or prior to the Closing Date or accrued and fully provided for as of the Closing Date in accordance with IFRS. There are no Liens with respect to any of the Acquired Companies or their assets that arose as a result of a failure (or alleged failure) to pay Taxes, other than Permitted Liens. None of the Acquired Companies is presently contesting the Tax liability of itself or any other Acquired Company before any Governmental Entity. Since January 1, 2004, none of the Acquired Companies has been the subject of an investigation, audit, Proceeding or other examination by a Taxing Authority, other than such an examination that concluded without any adjustments to or proposed deficiencies in the Tax liability of such member. No investigation, audit, Proceeding or other examination by any Taxing Authority is in progress, threatened in writing or, to the Knowledge of Exxaro, is pending with respect to any Tax Return filed by, or Taxes relating to, any Acquired Company. None of the Acquired Companies has received any written notices from any Taxing Authority relating to any issue which could affect the Tax liability of a member of the Tronox Group or the Exxaro Group. No consent, clearance, tax ruling or closing agreement with a Taxing Authority has been applied for, executed or entered into by any of the Acquired Companies.
(b)	Each Acquired Company has withheld and timely remitted all Taxes required to have been withheld and remitted in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. None of the Acquired Companies has waived (or received a request to waive) any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(c)	None of the Acquired Companies has granted a power of attorney which is still in force relating to Tax Matters to any Person.
(d)	Except for the Tax Sharing Agreement, and the Tax Funding Agreement, none of the Acquired Companies is a party to any Tax allocation, sharing, indemnification, or similar arrangement or agreement (whether or not in writing). None of the Acquired Companies is required to include in income any adjustment in its current or in any future taxable period by reason of a change in accounting method; nor, has any of the Acquired Companies applied for, or any Taxing Authority proposed, any change in accounting method since January 1, 2004.
(e)	None of the Acquired Companies is a party to any agreement that would require such member or any Affiliate thereof to make any payment that would not be deductible for Tax purposes due to either (i) the payment being contingent upon a change of control of an Acquired Company or (ii) the payment constituting excessive employee remuneration.
(f)	Exxaro has made available to Tronox copies of each of the Tax Returns for Income Taxes that have been filed by or with respect to each of the Acquired Companies for all taxable years or other taxable periods with respect to which the applicable statute of limitations has not expired.
(g)	There are no deferred intercompany transactions between any members of the Acquired Companies and there is no excess loss account (or similar account) with respect to the stock of any of the Acquired Companies which will or may result in the recognition of income upon the consummation of the transactions contemplated by this Agreement.
(h)	None of the Acquired Companies and none of the Exxaro Sellers have filed any income Tax Returns in the United States. No Acquired Company or Exxaro Seller is required to file an income Tax Return in the United States or in any other jurisdiction where such Acquired Company or Exxaro Seller, as the case may be, has not previously filed income Tax Returns.
(i)	Each of Exxaro Investments (Australia) Pty Ltd, Exxaro Holdings (Australia) Pty Ltd, Exxaro Australia Sands Pty Ltd, Ticor Resources Pty Ltd, Ticor Finance (A.C.T.) Pty Ltd, TiO2 Corporation Pty Ltd, Tific, Yalgoo, Tiwest Sales Pty Ltd, Senbar Holdings Pty Ltd, Synthetic Rutile Holdings Pty Ltd, and Pigment Holdings Pty Ltd is and has always been since the date of its formation, properly treated as a corporation for United States federal income tax purposes. Each of the South African Acquired Companies is, and has always been since the date of its formation, properly treated as a corporation for United States federal income tax purposes.
5.21	Australian Tax.
(a)	Except as disclosed on Section 5.21 of the Exxaro Disclosure Schedule, no Australian Acquired Company has ever been a member of an MEC Group or a Consolidated Group other than the Exxaro MEC Group.
(b)	In respect of the Exxaro MEC Group:
(i)	Exxaro Australia is the Head Company of the Exxaro MEC Group.
(ii)	A valid election was made to form the Exxaro MEC Group from November 15, 2005.
(iii)	Up to the commencement of the transactions necessary to consummate the Supplemental Restructuring Plan, each Australian Acquired Company was a subsidiary member, within the meaning of section 719-25 of the Australian Tax Act, of the Exxaro MEC Group.
(iv)	At Closing, no Australian Acquired Company is actually or contingently liable to pay any amount in connection with a Group Liability of the Exxaro MEC Group.
(v)	At Closing, everything needed for each Australian Acquired Company to leave the Exxaro MEC Group clear of any liability for any Group Liability of the Exxaro MEC Group that has not yet become due and payable as permitted by section 721-35 of the Australian Tax Act has been done.
(c)	No Australian Acquired Company has sought Australian capital gains tax relief under sub-division 126-B of the Australian Tax Act or section 160ZZO of the Australian Tax Act in respect of any asset acquired by an Australian Acquired Company and which is still owned by an Australian Acquired Company immediately after the Closing Date.

(d)	Any Tax Return which has been submitted by an Australian Acquired Company or the Head Company of the Exxaro MEC Group to any Australian Taxing Authority:
(i)	discloses all material facts that must be disclosed under any Tax Law; and
(ii)	is not misleading in any material respect.
(e)	The share capital account of each of the Australian Acquired Companies is not tainted within the meaning of the Australian Tax Act.
(f)	The office of public officer as required under any Tax Law has always been occupied in respect of each Australian Acquired Company.
(g)	Each Australian Acquired Company:
(i)	is registered for GST;
(ii)	has complied with the GST Law;
(iii)	has adequate systems to ensure that it complies with the GST Law; and
(iv)	is either a member of the Exxaro Australia GST Group or the Exxaro Australia Sands GST Group.
(h)	No Australian Acquired Company is the representative member of a GST group other than Exxaro Australia Sands, which is the representative member of the Exxaro Australia Sands GST Group.
(i)	The representative member of the Exxaro Australia GST Group and the Exxaro Australia Sands GST Group has always remitted GST to the Commissioner of Taxation and lodged GST returns as and when required by the GST Law.
(j)	Except as disclosed on Section 5.21 of the Exxaro Disclosure Schedule, all stamp duty has been duly paid which is payable in respect of every document or transaction for which an Australian Acquired Company is or has been liable to pay such duty and no such document is unstamped or insufficiently stamped.
(k)	No Australian Acquired Company has in the period of three years up to the Closing Date obtained corporate reconstruction relief from payment of stamp duty in any Australian jurisdiction.
5.22	South Africa Tax.
(a)	Each of the South African Acquired Companies:
(i)	is and has at all times been resident only in South Africa for all Tax purposes and is not liable to pay Tax chargeable under the laws of any jurisdiction other than South Africa, except as set forth on Section 5.22(a) of the Exxaro Disclosure Schedule.

(ii)	has paid all Tax which it has become liable to pay and is not liable to pay a penalty, surcharge, fine or interest in connection with Tax;
(iii)	has deducted or withheld all Tax which it has been obliged by law to deduct or withhold from amounts paid by it and has properly accounted to the relevant Tax authority for all amounts of Tax so deducted or withheld; and
(iv)	have had no queries to it or any of its representatives in relation to its business by any Tax official, and no Tax objections have been lodged by the Acquired Company, in each case, which has not been fully disposed of.
(b)	Without limiting the foregoing, each of the South African Acquired Companies has complied with all applicable Laws relating to Tax, and in particular;
(i)	each South African Acquired Company has paid or has made adequate provision by the Closing Date for all assessments and provisional payments of Tax in respect of periods up to the Closing Date;
(ii)	there are no nor will there be any liability for the payment of any penalties or interest on Tax for periods ending prior to the Closing Date;
(iii)	there are no notices, proceedings or investigations pending against the South African Acquired Companies by any Tax authority relating to any assessment nor are there any matters under discussion with any Tax authority relating to any claim for Tax assessed against the South African Acquired Companies nor are there any unresolved Tax queries addressed to the South African Acquired Companies or any of its representatives by any Tax official or any reply thereto other than those disclosed; and
(iv)	each of the South African Acquired Companies has duly and punctually paid all Taxes, levies and duties which it has become liable to pay prior to the Closing Date, and in particular without limiting the generality of the foregoing, the South African Acquired Companies’ assessments for Tax which fell due for payment prior to the Closing Date shall have been paid or adequate provisions or reserves for Tax shall have been established for it. None of the South African Acquired Companies shall be under any liability to pay any penalty or interest in connection with any claim for Tax due for payment prior to the Closing Date nor shall a South African Acquired Company be subject to any liability as a result of the re-opening of any of its income Tax assessments for any period ending prior to the Closing Date.
(c)	Each of the South African Acquired Companies, where required, has paid (or made adequate provision in the most recent accounts for such payments) all statutory unemployment insurance contributions, workmen’s compensation contributions and any other social security cover which it is obliged to pay under Applicable Law in respect of its employees.
(d)	Each of the South African Acquired Companies has complied in all material respects with all statutory provisions and regulations relating to value-added tax and has duly paid or provided for all amounts of value-added tax which have become due and payable or for which it is liable. None of the South African Acquired Companies is operating any special arrangement or scheme relating to value-added tax nor has it agreed to any special method of accounting for value-added tax.
(e)	Where a South African Acquired Company has an assessed Tax loss, to the Knowledge of Exxaro, such assessed loss is materially correct.
(f)	None of the South African Acquired Companies has entered into a “reportable arrangement” as defined in the South African Income Tax Act.
5.23	Winding-Up; Books and Records.
(a)	No administrator, receiver or administrative receiver or any equivalent officer has been appointed in respect of any of the Exxaro Sellers or any Acquired Company or in respect of any part of the assets or undertakings of any of the Exxaro Sellers or any Acquired Company. No petition has been presented, no order has been made, no resolution has been passed and no meeting has been convened for the winding up of any of the Exxaro Sellers or any Acquired Company or for an administration order or the equivalent in the relevant jurisdiction of incorporation of any of the Exxaro Sellers or any Acquired Company.
(b)	The statutory books (including registers and minute books) of each Acquired Company are accurate and complete in all material respects. The books and records of the Acquired Business have been maintained in accordance with sound business practices and accurately and fairly reflect, in reasonable detail, the activities of the Acquired Business and the Acquired Companies in all material respects.
5.24	Products Liability.
     There are no liabilities with respect to any product Liability claim that relates to any product manufactured and sold by any of the Acquired Companies to others in the conduct of the Acquired Business, except for Liabilities that are not material to the Acquired Companies.
5.25	Affiliate Transactions; Absence of Claims.
(a)	Except as set forth on Section 5.25(a) of the Exxaro Disclosure Schedule and other than (i) the Exxaro Sellers’ ownership of shares of the Acquired Entities, (ii) transactions of the type contemplated by the Ancillary Agreements, and (iii) transactions of the type expressly contemplated by the Tiwest Joint Venture Documents, as of immediately prior to the Closing, there will be no Contract, commitment or other arrangement (including any intercompany arrangement and Contract providing leasing, subleasing, licensing or sublicensing of goods, services, tangible or intangible property or joint activities) between Exxaro or any Retained Subsidiary or any of their respective Affiliates (or any director or officer or 5% shareholder or any owner thereof) (collectively, “Affiliated Parties”), on the one hand, and the Acquired Companies (including as participants of the Tiwest Joint Venture) or Tiwest, on the other hand. Except as set forth on Section 5.25(a) of Exxaro Disclosure Schedule, as of the Closing, no Affiliated Party will have any Claim against any Acquired Company (including as a participant of the Tiwest Joint Venture) or Tiwest, or is owed any payment or other obligation by any Acquired Company (including as a participant of the Tiwest Joint Venture) or Tiwest.

(b)	Section 5.25(b) of the Exxaro Disclosure Schedule lists all operational guarantees issued by Exxaro or a Retained Subsidiary in favor of an Acquired Company or the Acquired Business that must be assumed or replaced by Parent (or a Subsidiary of Parent) on the Closing Date in accordance with Sections 9.2(d) and 9.3(c) (the “Operational Guarantees”).
5.26	Inventory.
     Except as set forth on Section 5.26 of the Exxaro Disclosure Schedule, the inventory of the Acquired Business (net of all reserves for obsolete, excess, slow-moving, damaged and defective inventory shown on the most recent balance sheet included in the Acquired Company 2011 Preliminary Selected Financial Data) is merchantable, fit for the purposes for which it was procured or manufactured, usable or salable in the ordinary course of business, salable at prevailing market prices that are not less than the book value amounts thereof or the price customarily charged by the Acquired Business (as applicable) therefor, conforms to the specifications established therefor, and has been manufactured in accordance with all applicable Laws, and includes no damaged, defective, excess, slow-moving or obsolete items.
5.27	Bank Accounts; Powers of Attorney.
     Section 5.27 of the Exxaro Disclosure Schedule sets forth a true, complete and correct list of all bank accounts, safe deposit boxes and lock boxes of the Acquired Business including, with respect to each such account and lock box, the names in which such accounts or boxes are held and identification of all Persons authorized to draw thereon or have access thereto. Section 5.27 of the Exxaro Disclosure Schedule also sets forth the name of each Person holding a general or special power of attorney from any Acquired Company (including as a participant of the Tiwest Joint Venture), and a description of the terms of such power. Other than the Persons listed in Section 5.27 of the Exxaro Disclosure Schedule, no Person holds any power of attorney or similar authority from any Acquired Company (including as a participant of the Tiwest Joint Venture).
5.28	Foreign Corrupt Practices Act.
     Neither the Acquired Business nor any of the Acquired Companies nor, to the Knowledge of Exxaro, any of their respective Representatives has made, offered, promised, authorized, requested, received or accepted, with respect to the Acquired Business or any other matter which is the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or indirectly through any other Person, to or for the use or benefit of any Person, where such payment, gift, promise or advantage would violate (i) the FCPA, (ii) the principles set out in the Organization for Economic Cooperation and Development Convention Combating Bribery of Foreign Public Officials in International Business Transactions, or (iii) any other similar or equivalent anti-corruption and/or anti-bribery Law of any jurisdiction applicable to the Acquired Business or the Acquired Companies. Neither the Acquired Business nor any of the Acquired Companies nor any of their respective Representatives on behalf of the Acquired Business or such Acquired Company has made any such offer, payment, gift, promise, or advantage to or for the use or benefit of any Person if it knew, had a firm belief, or was aware that there was a high probability that such Person would use such offer, payment, gift, promise, or advantage in violation of the preceding sentence.
5.29	Accounts and Notes Receivable.
     All of the Accounts Receivable of the Acquired Business are reflected properly according to IFRS in the Acquired Company 2011 Preliminary Financial Data and on the books and records of the Acquired

Business, and represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. No portion of the Accounts Receivable of the Acquired Business is required or expected to be paid to any Person other than the Acquired Companies. Unless paid prior to the Closing Date, the Accounts Receivable of the Acquired Business are current and collectible net of any reserves specifically applicable thereto set forth in the Acquired Company 2011 Preliminary Financial Data. There is no contest, claim or right of set-off, other than rebates and returns in the ordinary course of business, under any Contract with any maker of an Account Receivable of the Acquired Business relating to the amount or validity of such Account Receivable.
5.30	Brokers’ Fees.
     None of the Exxaro Sellers or any Acquired Company has entered into any Contract to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Tronox or any of the Acquired Companies could become liable or obligated to pay.
5.31	Insurance.
(a)	Section 5.31 of the Exxaro Disclosure Schedule sets forth as of the date hereof an accurate and complete list of all material insurance policies applicable to the Acquired Business which are in the name of any member of the Exxaro Group or the Acquired Companies and which covers the Acquired Companies or provides coverage to the Acquired Business (the “Exxaro Insurance Policies”), together with name of the insurer, policy number, type of coverage, limits, date of issue and applicable business unit deductible. All premiums due and payable with respect to the Exxaro Insurance Policies have been paid in full (including with proceeds of any financing or credit arrangements which may exist).
(b)	The Acquired Companies carry, or are covered by, insurance policies provided by insurers of recognized financial responsibility against such losses and risks and in such amounts as are, when considered in its entirety, in the good faith judgment of Exxaro, prudent and customary in the businesses in which they are engaged. All premiums due and payable with respect to the Exxaro Insurance Policies have been paid in full (including with proceeds of any financing or credit arrangements which may exist).
(c)	All material Exxaro Insurance Policies are in full force and effect as of the date hereof and (with respect to the Closing) immediately prior to the Closing Date, and the Exxaro Group and the Acquired Companies have complied in all material respects with the terms thereof. To the Knowledge of Exxaro, there exists no event, occurrence, condition or act (including the completion of the transactions contemplated hereunder) that, with the giving of notice, the lapse of time or the happening of any other event or condition, would entitle any insurer to terminate or cancel any material Exxaro Insurance Policy. Except as set forth on Section 5.31 of the Exxaro Disclosure Schedule, there are no material outstanding claims or disputes in relation to any Exxaro Insurance Policy or insurer.
5.32	Exxaro Information.
     None of the information that is or will be provided by Exxaro or its Representatives specifically for inclusion or incorporation by reference in (a) a Registration Statement will, at the time such Registration Statement is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the time the Proxy Statement is first mailed to the stockholders of Tronox and at the time of the Tronox Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Exxaro Sellers with respect to statements made or incorporated by reference in the Registration Statements or the Proxy Statement based on information supplied by Tronox, its Representatives or any other third party specifically for inclusion or incorporation by reference in the Registration Statements or the Proxy Statement.
5.33	No Other Representations or Warranties; Disclosed Materials.
     Except for the representations and warranties contained in this Article 5, none of the Exxaro Sellers nor the Acquired Companies nor any other Person makes any other express or implied representation or warranty with respect to the Exxaro Group (including the Acquired Companies), the Acquired Business or the transactions contemplated by this Agreement, and the Exxaro Sellers disclaim any other representations or warranties not contained in this Article 5, whether made by the Exxaro Sellers, any Affiliate of Exxaro, the Acquired Companies, or any of their respective officers, directors, employees, agents or Representatives. Except for the representations and warranties contained in this Article 5 and except for cases of fraud, the Exxaro Sellers (i) expressly disclaim and negate any representation or warranty, express or implied, at common law, by statute or otherwise, relating to the condition of the Acquired Companies’ assets (including any implied or expressed warranty of title, merchantability or fitness for a particular purpose of any asset, or of the probable success or profitability of the ownership, use or operation of the Acquired Companies or the Acquired Business by Tronox after the Closing), and (ii) disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Tronox or its Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to Tronox by any director, officer, employee, agent, consultant or Representative of Exxaro or any of its Affiliates). Tronox acknowledges that it has not relied on any representation or warranty in connection with the execution of this Agreement except for the representations and warranties provided by the Exxaro Sellers in this Article 5.
6.	COVENANTS
6.1	Covenants of Exxaro.
(a)	Conduct of Business. From the date hereof until the Closing, Exxaro shall, and shall cause its Subsidiaries (including the Exxaro Selling Entities) to, carry on the Mineral Sands Business in the usual, regular and ordinary course of business, including using commercially reasonable best efforts to preserve intact the Mineral Sands Business’ present business organizations, maintaining the Exxaro Real Property in substantially the same condition as of the date hereof, maintaining all material tangible assets of the Mineral Sands Business in good working order and condition (ordinary wear and tear excepted), maintaining its material Permits, and preserving intact in all material respects the ordinary and customary relationships with customers, suppliers, licensors, licensees, creditors, Governmental Entities and other third parties having business relationships with the Mineral Sands Business, subject in all cases to the limitations or restrictions that may be imposed by Competition Law or any

Governmental Entity in connection with its consideration of the Required Regulatory Approvals, except (i) as expressly contemplated, permitted by or resulting from this Agreement (including, for the avoidance of doubt, as contemplated by the Supplemental Restructuring Plan), (ii) the transactions listed on Section 6.1(a) of the Exxaro Disclosure Schedule may be undertaken in accordance with the specific terms specified therein, (iii) the transactions contemplated by the budgets, business plans or forecasts of the Acquired Companies included in Section 6.1(a) of the Exxaro Disclosure Schedule (the “Acquired Companies Budget”) may be undertaken in accordance with the terms specified therein (if any), (iv) as required by applicable Law or Permit or (v) to the extent that Tronox shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed). Without limiting the generality of the foregoing, excepting those transactions described in clauses (i)-(v) of the preceding sentence and those transactions that are agreed upon by the Parties to effectuate the Supplemental Restructuring Plan, from the date hereof until the Closing, Exxaro shall not, and shall not permit any of its Subsidiaries (including the Exxaro Selling Entities and the Acquired Companies), Tiwest or the Mineral Sands Business to:
(i)	(A) split, alter, combine or reclassify the share capital of the Acquired Companies, or issue or authorize any other securities in respect of, in lieu of or in substitution for, shares of the Acquired Companies’ share capital, or (B) repurchase, redeem or otherwise acquire any equity or Debt Securities of the Acquired Companies, other than redemptions of Debt Securities that are mandatory under the terms of such securities;
(ii)	issue, deliver or sell, or authorize any shares (of any class) in the Acquired Companies’ share capital, any share appreciation rights or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than pursuant to Equity-Based Compensation Plans;
(iii)	except as may be required by Law in order to comply with amendments made to the South African Companies Act 71 of 2008, amend or modify (in any material respect) the memorandum of incorporation, constitution or bylaws or equivalent organizational documents of any Acquired Company or waive any material requirement thereof;
(iv)	acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or any of the assets of, by forming a partnership or joint venture or other profit sharing arrangement with, or by any other manner, any corporation, partnership, association or other business organization or division thereof, or any material assets, rights or properties, except, in each case, for (A) transactions solely among the Exxaro Group (other than the Acquired Companies), (B) capital expenditures or other acquisitions by the Acquired Companies that are not reflected in the Acquired Companies Budget, which shall be subject to the limitations of clause (vi) below, and (C) purchases of assets in the ordinary course of business;
(v)	sell, lease or otherwise dispose of, or agree to sell or otherwise dispose of, a material amount of its assets, product lines, businesses, rights or properties of the Mineral

Sands Business or the Acquired Companies, other than sales of inventory and dispositions of obsolete equipment in the ordinary course of business;
(vi)	make or commit to any new capital expenditures with respect to the Acquired Companies or the Mineral Sands Business, other than (A) capital expenditures or acquisitions in an aggregate amount not in excess of the amounts stated in the Acquired Companies Budget and (B) up to US$5,000,000 of other capital expenditures in excess of the amounts referred to in (A) made or committed to in connection with the performance of customer or other commercial contracts entered into in the ordinary course of business;
(vii)	amend, modify or terminate any Exxaro Material Contract, or cancel, modify or waive any debts or claims held by it under, or waive any rights in connection with, any Exxaro Material Contract, or enter into any contract or other agreement of any type, whether written or oral, that would have been an Exxaro Material Contract had it been entered into prior to this Agreement;
(viii)	amend, modify, extend, renew or terminate any Lease, or enter into any new Lease for the use or occupancy of any real (immovable) property, in each case, which provide for payments in excess of US$1,000,000 in any annual period, which are material to the Mining Rights or the Prospecting Rights, or which are material to the ability of the Acquired Companies to conduct prospecting and mining operations and activities;
(ix)	voluntarily forfeit, abandon, modify, waive, terminate or otherwise change any material Permits with respect to the Acquired Companies and the Mineral Sands Business;
(x)	other than in the ordinary course of business, (A) increase the compensation or benefits of any current or former employee, director, officer, consultant or independent contractor of the Acquired Business (“Acquired Company Business Personnel”), (B) pay any compensation to any Acquired Company Business Personnel that is not required pursuant to any agreement in effect on the date hereof, (C) terminate or transfer any employee, officer, director, consultant or independent contractor from the Mineral Sands Business, (D) transfer to the Acquired Companies or Tiwest any person who is not employed by any Acquired Company or Tiwest as of the date hereof, (E) hire any person with a base salary of more than US$100,000 per annum, or (F) take any other action that increases the compensation or benefits of any Acquired Company Business Personnel;
(xi)	take any action with the knowledge and intent that it would, or would reasonably be expected to, (A) result in any of the conditions to the Closing set forth in Article 8 not being satisfied or (B) materially adversely affect the ability of the Parties to obtain any of the Required Regulatory Approvals;
(xii)	(A) except as disclosed in any of the Acquired Companies Financial Data, change any of its accounting policies in effect as of December 31, 2010, except as required by changes in applicable Laws or IFRS or the generally accepted accounting practices of the relevant jurisdiction as concurred in by its independent auditors, or (B) make, change or revoke any material Tax election, file any amended Tax Return, settle any material Tax Claim, audit, action, suit, Proceeding, examination or investigation or change its method of Tax accounting (except, with respect to any amended Tax Return or any change in Tax accounting method, as required by changes in applicable Law (or any Taxing Authority’s interpretation thereof)), if, under this clause (B), such actions would have the aggregate effect of increasing any of the Acquired Companies’ Tax liabilities by US$2,000,000 or more;
(xiii)	adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization with respect to the Acquired Companies, or being in liquidation or provisional liquidation or under administration or statutory reorganization proceedings, enter into a compromise or arrangement with or making an assignment for the benefit of any of its members, creditors or other analogous event, or admit in writing its inability to pay or generally fail to pay its debts as they mature or become due, or petition or apply for the appointment of a trustee or other custodian, liquidator, controller or receiver (or analogous person) of such Acquired Company or of any substantial part of the assets of such Acquired Company or commence any case or other Proceeding relating to such Acquired Company or any of its Subsidiaries under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar Law of any jurisdiction, nor or hereafter in effect or take any action to authorize or in furtherance of any of the foregoing;
(xiv)	waive, release, discharge, modify, settle or compromise any Proceedings or any claim, allegation, causes of action or demand involving any Acquired Companies, the Mineral Sands Business or the Tiwest Joint Venture, other than settlements or compromises involving only monetary relief where the amount paid by the Exxaro Group is less than the lesser of the amount reserved for such matter by it in the Acquired Companies Financial Data for the fiscal year ended December 31, 2010 or US$1,000,000;
(xv)	initiate any Proceedings against a Governmental Entity in respect of this Agreement, the transactions contemplated by this Agreement, the Mineral Sands Business, the Tiwest Joint Venture or the Acquired Companies;
(xvi)	cause any of the Acquired Companies to incur, create, assume or guarantee any Indebtedness (or modify any of the material terms of any such outstanding Indebtedness) other than (x) Indebtedness that will be fully repaid or extinguished prior to the Closing without any further liability, (y) borrowings under lines of credit or other facilities for credit existing on the date hereof in the ordinary course of business, including by way of an intercompany loan to it and (z) borrowings incurred in the ordinary course of business not to exceed US$5,000,000 in the aggregate;
(xvii)	cause any of the Acquired Companies to issue or sell any Debt Securities or warrants or rights to acquire any of its Indebtedness or Debt Securities or guarantee any Indebtedness or Debt Securities of others, or repurchase or repay prior to maturity any Indebtedness or Debt Securities; provided, however, that the repayment of any Indebtedness required by the terms of agreements binding on the Acquired Companies as of the date hereof shall be permitted;
(xviii)	cause any of the Acquired Companies to make any loans or advances other than (A) advances of reimbursable expenses in the ordinary course of business, (B) solely to another Acquired Company or (C) as required by contractual commitments in effect on the date hereof and disclosed to Tronox;
(xix)	grant, extend, amend, waive or modify any rights in or to, or sell, assign, lease, transfer, license, let lapse, abandon, cancel or otherwise dispose of, any material Intellectual Property rights, other than (x) non-exclusive licenses granted on market terms in the ordinary course of business, (y) in accordance with the Supplemental Restructuring Plan, or (z) with respect to Intellectual Property rights that will not transfer to Tronox as a result of the transactions contemplated by this Agreement; or
(xx)	agree to, or make any commitment to, take, or authorize any of the actions prohibited by this Section 6.1(a).
(b)	No Solicitation. From the date of this Agreement and until the earlier of the Closing Date or the date upon which this Agreement is terminated in accordance with Section 11.2, Exxaro agrees that it will not, and it will not authorize or permit any of its Representatives, or permit any member of the Exxaro Group to permit any of its Representatives, directly or indirectly, to (A) solicit, initiate, knowingly encourage or knowingly induce the making, submission or announcement of any Acquisition Proposal, (B) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action to facilitate inquiries or other activities that would reasonably be expected to lead to, any Acquisition Proposal, (C) recommend or remain neutral with respect to any Acquisition Proposal, or propose to recommend or remain neutral with respect to any Acquisition Proposal or (D) approve, endorse, enter into, or propose to approve, endorse, enter into, any letter of intent or similar document or any Contract or commitment contemplating or otherwise relating to any Acquisition Transaction. Exxaro agrees that it will and will cause each of its Representatives immediately from the date hereof to cease any and all existing or ongoing activities, discussions and negotiations with any Person (other than Tronox and its Affiliates) with respect to any Acquisition Proposal.
(c)	Consents. As promptly as practicable following the date of this Agreement, Exxaro shall, and shall cause the Exxaro Selling Entities to, use reasonable best efforts to obtain the Exxaro Consents and make any filing or notice necessary to consummate the transactions contemplated by this Agreement.
(d)	General Solicitation; General Advertising. None of Exxaro or any of its Subsidiaries, Affiliates, or any Person acting on its or their behalf will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in the United States in connection with any offer or sale of the Parent Class B Shares sold pursuant to Article 2.

(e)	Intra-group Balances; Termination of Intra-group Agreements. Exxaro shall, and shall cause each Retained Subsidiary to, pay to the Acquired Companies in full prior to the Closing all Indebtedness or other payables owed to the Acquired Companies, and cause each Acquired Company to pay in full prior to the Closing all Indebtedness, if any, and other payables owed by such Acquired Company to Exxaro and the Retained Subsidiaries, other than with respect to the Loan Accounts to be transferred at the Closing pursuant to Section 2.1(a)(iii). Except as disclosed on Section 5.25(a) of the Exxaro Disclosure Schedule or as otherwise agreed between the Parties in writing, prior to the Closing, Exxaro shall cause all existing agreements and arrangements between Exxaro and the Retained Subsidiaries, on the one hand, and any of the Acquired Companies and Tiwest, on the other hand, to be terminated or amended to remove such Acquired Company or Tiwest as a party thereto.
(f)	Non-Solicitation of Employees. During the Standstill Period, Exxaro shall not, and shall cause its Subsidiaries and controlled Affiliates not to, without the express written consent of Parent, directly or indirectly, solicit, hire or extend an offer to hire or encourage any employee, independent contractors or consultants of the Mineral Sands Business, the Acquired Companies or Tiwest to leave the employment of, or terminate the consulting or contractor relationship with, Parent or any of its Affiliates for employment with, or to serve as a consultant or contractor to, Exxaro or its Subsidiaries or controlled Affiliates, or violate the terms of their employment, consulting or independent contractor Contracts, or any employment or service arrangements, with Parent or any such Affiliate, or otherwise interfere with such person’s relationship with Parent or any of its Affiliates; provided, however, that nothing in this Section 6.1(f) shall restrict or preclude Exxaro or any of its Subsidiaries from making generalized searches for employees by the use of advertisements in the media (including trade media) or by engaging search firms that are instructed not to solicit the employees, independent contractors or consultants of the Mineral Sands Business, the Acquired Companies or Tiwest.
(g)	Non-Competition.
(i)	Subject to the provisions of this Section 6.1(g), without the express written consent of Tronox, neither Exxaro nor any of its Subsidiaries or controlled Affiliates shall, at any time during the three year period immediately following the Closing Date, directly or indirectly or through a collaboration or joint venture or otherwise, for Exxaro or any of its Subsidiaries or controlled Affiliates or any of their respective successors or assigns or on behalf of or in conjunction with any other Person, own, manage, control or participate in the ownership, management or control of any business that engages in, or otherwise engage in, any business that competes with any aspect of the Mineral Sands Business or the Tronox Business (a “Competing Business”); provided, that the foregoing shall not prohibit Exxaro or any of its Subsidiaries or controlled Affiliates from owning or acquiring in the ordinary course of business as a passive investment an aggregate of 5% or less of the outstanding equity of any publicly traded entity.
(ii)	Notwithstanding the provisions in Section 6.1(g)(i) above, Exxaro and its Subsidiaries shall not be prohibited from acquiring any Person or business that is engaged in a Competing Business together with other lines of business so long as less than 20% of the revenues of such Person or business arises from the Competing Business (a

“Permitted Acquisition”). In the event Exxaro or any of its Subsidiaries completes a Permitted Acquisition, Exxaro shall, and shall cause its Subsidiaries to, divest the assets relating to the Competing Business within 12 months after the consummation of such acquisition.
(iii)	Exxaro acknowledges that (A) the relevant market in which the Mineral Sands Business and the Tronox Business compete is worldwide in scope, there exists intense worldwide competition therefor, and that the covenants and agreements contained in Section 6.1(f) and this Section 6.1(g) (collectively, the “Restrictive Covenants”) impose a reasonable restraint in light of the activities and businesses of Exxaro and its Subsidiaries and controlled Affiliates on the date of this Agreement and the current plans of Tronox, Exxaro and their respective Subsidiaries and Affiliates; and (B) the Restrictive Covenants are a material and substantial part of the transactions contemplated hereby (supported by adequate consideration), and the failure of the Tronox Parties to receive the entirety of such goodwill contemplated hereby may have the effect of reducing the value of the Mineral Sands Business and the Tronox Business.
(iv)	The Tronox Parties and Exxaro, on their behalf and on behalf of their respective Subsidiaries and other Affiliates, intend to and hereby accept jurisdiction of the courts of any jurisdiction within the geographical scope of these Restrictive Covenants for the purposes of construing and enforcing such Restrictive Covenants. If the courts of any one or more of such jurisdictions hold any Restrictive Covenant to be unenforceable in the geographic area within such courts’ jurisdiction by reason of its extending for too long a period of time or over too large a geographical area or by reason of its being too broad in any other respect, the Restrictive Covenant shall be interpreted to extend only over the longest period of time for which it may be enforceable, and/or over the largest geographical area within such courts’ jurisdiction as to which it may be enforceable and/or to the maximum extent in all other respects as to which it may be enforceable, all to the fullest extent which such courts deem reasonable but in any event consistent with the intent of the Parties and the Agreement shall thereby be reformed. If the courts of any one or more of such jurisdictions hold the Restrictive Covenants wholly unenforceable by reason of their extending for too long a period of time or over too large a geographical area or by reason of their being too broad in any other respect or for any other reason whatsoever, it is the intention of the Tronox Parties and the Exxaro Sellers that such determination not bar or in any way affect the right of the Tronox Parties to enforce the Restrictive Covenants or obtain relief provided in the courts of any other jurisdiction within the geographical scope of such Restrictive Covenants for the geographic area of such courts’ jurisdiction, with such Restrictive Covenants and breaches of such Restrictive Covenants in such other jurisdiction being, for these purposes, severable into diverse and independent covenants.
(v)	Each of the Tronox Parties, on the one hand, and the Exxaro Sellers, on the other hand, acknowledge that the other party may be irreparably harmed and that there will be no adequate remedy at law for any breach by any party of the Restrictive Covenants. It is accordingly agreed that, in addition to any other remedies which may be available upon the breach of any such Restrictive Covenants, each Party shall have the right to seek injunctive relief to restrain such breach or threatened breach of, or otherwise to obtain specific performance of, the other Party’s covenants or agreements contained in the Restrictive Covenants to remedy such breach, in any court of competent jurisdiction over the parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.
(vi)	All of the Restrictive Covenants shall be construed as an agreement independent of any other provision in this Agreement or any Ancillary Agreement, and the existence of any claim or cause of action of Exxaro or any of its Subsidiaries or Affiliates against Tronox, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Tronox Parties of such covenants. The Restrictive Covenants shall not be affected by any breach of any other provision hereof by any Party.
(h)	General CapEx Spending. From the date hereof until the Closing Date and subject to Section 6.1(a), Exxaro shall cause the Acquired Companies to expend capital expenditures in the ordinary course of business in a manner consistent with the Acquired Company Budget. Exxaro shall not, and shall cause the Acquired Companies not to, unreasonably delay the deployment of any capital expenditures contemplated by the Acquired Company Budget.
(i)	CapEx for Specified Projects. Notwithstanding Section 6.1(h) above, from the date hereof until the Closing Date and subject to Section 6.1(a), Exxaro shall cause the Acquired Companies to operate the Fairbreeze mineral sands mining project near the town of Mtunzini, KwaZulu-Natal, the cogeneration power plant project at Namakwa Sands and the Namakwa Sands Ilmenite Supply Project (collectively, the “Specified Projects”) in accordance with the Acquired Companies Budget. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, the Acquired Companies shall not incur or commit to any capital expenditure for any Specified Project unless such capital expenditure is contemplated by the Acquired Companies Budget or is approved in advance by Tronox (which approval shall not be unreasonably withheld, conditioned or delayed). To the extent any capital expenditure for the Specified Projects has been approved by Tronox, Exxaro shall use its commercially reasonable best efforts to cause the Acquired Companies to expend the funds in the manner approved by Tronox.
(j)	General Release. Except as otherwise expressly provided in this Agreement (including with respect to the transfer of the Loan Accounts pursuant to Section 2.1(a)(iii) but subject to the conversion of the Loan Accounts pursuant to Section 6.3(o)), Exxaro, on behalf of it and its Subsidiaries and Affiliates (other than the Acquired Companies), and their respective predecessors, successors and assigns claiming by, through, or under any of the foregoing, in each case, past, present and future (collectively, the “Releasors”), to the fullest extent permitted by Law, hereby fully, completely, unconditionally, irrevocably and forever release and discharge, effective as of the Closing, Parent, Tronox and their respective Subsidiaries (including the Acquired Companies), parent companies, Tiwest and the Tiwest Joint Venture, and their respective stockholders or other equity holders, directors, officers, employees or other Representatives, Affiliates, heirs, executors or administrators, or the direct and indirect predecessors, successors and assigns or the foregoing Persons, in each case, past, present and future (collectively, the “Released Parties”), from any and all Liabilities that the Mineral Sands Business, the Acquired Companies (including as participants of the Tiwest Joint Venture) or the Tiwest Joint Venture in any respect owes, owed, may owe or may have owed on or prior to the Closing Date, to any Releasor, in each case, arising out of, in connection with or in any way relating to, directly or indirectly, any act, omission, event, matter, cause or transaction occurring on or prior to the Closing Date, except for any Liability of Tronox or any other Released Party arising under this Agreement (including pursuant to Article 10) or any Ancillary Agreement (the “Released Liabilities”). The Exxaro Sellers shall not, and shall cause the other Releasors not to, institute, assert or threaten to assert, or initiate any proceeding with respect to, any Released Liabilities. At the Closing, Exxaro shall deliver a release substantially in the form of this Section 6.1(j) releasing all Released Liabilities on behalf of all Releasors.
(k)	Release of Guarantees. Prior to the Closing Date, Exxaro shall terminate or cause to be terminated, or cause itself or one of the Retained Subsidiaries to be substituted in all respects for the Acquired Companies in respect of all obligations of the Acquired Companies under, any guarantee by any of the Acquired Companies in favor of Exxaro or any of the Retained Subsidiary or in favor of any third party but given for the benefit of Exxaro or any Retained Subsidiary, including those guarantees listed on Section 6.1(k) of the Exxaro Disclosure Schedule (the “Subsidiary Guarantees”). In the event the actions contemplated by the preceding sentence are not completed by the Closing Date, Exxaro shall continue to cause the termination of all remaining Subsidiary Guarantees after the Closing, and Exxaro shall not, and shall cause the Retained Subsidiaries not to renew or extend the term of or increase the obligations under, or transfer to a third party, any Contract or other obligation for which any Acquired Company is or would reasonably be expected to be liable under the Subsidiary Guarantees.
(l)	Assignment of Intellectual Property. On or before the Closing Date, the applicable members of the Exxaro Group shall enter into one or more intellectual property assignment agreements, in a form reasonably acceptable to Tronox, assigning to the Acquired Companies, free and clear of all Liens, all right, title and interest in and to the Intellectual Property identified in Section 5.10(a) of the Exxaro Disclosure Schedule that is not, as of the date hereof, owned by and recorded in the public records in the name of an Acquired Entity (collectively, the “Assigned Intellectual Property”). Prior to the Closing Date, the applicable members of the Exxaro Group shall, at their sole cost and expense, update and correct chain of title (including any breaks therein), obtain and record releases for any security interests that are of record, and shall take all other actions (including the making of filings with the applicable Governmental Entities and signing of any documents) necessary or reasonably requested by Tronox to reflect an Acquired Company as the record owner, free and clear of all Liens, in the public records of all of the Assigned Intellectual Property. Exxaro shall be responsible for all costs and expenses incurred by the Exxaro Group in assigning the Acquired Companies’ Business IP to an Acquired Entity.
(m)	PPE Repair. From the date hereof and until the Closing, Exxaro shall, and shall cause the South African Acquired Companies to, use commercially reasonable best efforts to repair the Exxaro TSA Sands property, plant and equipment referred to in Item 4 in Section 5.15 of the Exxaro Disclosure Schedule (the “PPE Repair”). In the event the PPE Repair has not been completed by the Closing Date, (a) Exxaro shall pay Parent an amount in cash calculated pursuant to Section 6.1(m) of the Exxaro Disclosure Schedule; (b) the Parties shall include as a service listed in the Transition Services Agreement the provision of assistance and technical expertise to support the PPE Repair, at no cost to Parent; and (c) Parent shall, and shall cause the South African Acquired Companies to, provide reasonable support and assistance to complete the PPE Repair as soon as reasonably practicable. The cash payment contemplated by the preceding sentence shall be paid by Exxaro to Parent (or its designee) by wire transfer of immediately available funds within five Business Days after receipt of written notice from Parent setting forth the date on which full operations resumed, as determined in accordance with Section 6.1(m) of the Exxaro Disclosure Schedule, and the aggregate amount of the payment due pursuant to this Section 6.1(m). For the avoidance of doubt, in no event shall the payment due pursuant to this Section 6.1(m) reduce or otherwise limit Exxaro’s indemnification obligations pursuant to Section 10.2(f), nor shall Exxaro’s indemnification obligations pursuant to Section 10.2(f) reduce or otherwise limit the payment due pursuant to this Section 6.1(m); provided that the Parties agree that any insurance recovery by a South African Acquired Company in respect of the PPE Repair shall be paid to, or for the benefit of, Exxaro.
(n)	Financial Audit. Exxaro shall promptly engage one of the accounting firms set forth on Section 6.1(n) of the Exxaro Disclosure Schedule as its independent registered accounting firm and have such firm conduct an audit of the Acquired Companies Financial Statements for Exxaro Sands, Exxaro TSA Sands and Exxaro Australia Sands as soon as practicable, and Exxaro shall use reasonable best efforts to cause such audit to be completed by December 31, 2011.
6.2	Covenants of Tronox.
(a)	Conduct of Business. From the date hereof until the Closing, Tronox shall, and shall cause its Subsidiaries to, carry on the Tronox Business and the Tiwest Business in the usual, regular and ordinary course of business, including using commercially reasonable best efforts to preserve intact the Tronox Business’s and the Tiwest Business’s present business organizations, maintaining the Tronox Real Property in substantially the same condition as of the date hereof, maintaining all material tangible assets of the Tronox Business and the Tiwest Business in good working order and condition (ordinary wear and tear excepted), maintaining its material Permits, and preserving intact in all material respects the ordinary and customary relationships with customers, suppliers, licensors, licensees, creditors, Governmental Entities and other third parties having business relationships with the Tronox Business and the Tiwest Business, subject in all cases to the limitations or restrictions that may be imposed by Competition Law or any Governmental Entity in connection with its consideration of the Required Regulatory Approvals, except (i) as expressly contemplated, permitted by or resulting from this Agreement, (ii) the transactions listed on Section 6.2(a) of the Tronox Disclosure Schedule may be undertaken in accordance with the specific terms specified therein, (iii) the transactions contemplated by Tronox’s budgets, business plans or forecasts included in Section 6.2(a) of the Tronox Disclosure Schedule (the “Tronox Budget”) may be undertaken in accordance with the terms specified therein (if any), (iv) as required by applicable Law or Permit or (v) to the extent that Exxaro shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed). Without limiting the generality of the foregoing, excepting those transactions described in clauses (i)-(v) of the preceding sentence and those transactions that are agreed upon by the Parties to effectuate the Supplemental Restructuring Plan, from the date hereof until the Closing, Tronox shall not, and shall not permit any of its Subsidiaries, Tiwest or the Tiwest Business to:
(i)	(A) declare or pay any dividends on or make other distributions in respect of Tronox’s capital stock (whether in cash, shares or property or any combination thereof), (B) split, combine or reclassify Tronox’s share capital or issue, or authorize any other securities in respect of, in lieu of or in substitution for, shares of the Tronox’s share capital, or (C) repurchase, redeem or otherwise acquire any Tronox equity or Debt Securities, other than redemptions of Debt Securities that are mandatory under the terms of such securities or repurchases and redemptions contemplated by the Tronox Equity-Based Compensation Plans;
(ii)	issue, deliver or sell, or authorize any shares (of any class) in Tronox’s share capital, any share appreciation rights or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than the issuance of shares issuable pursuant to the exercise or vesting of warrants or equity-based awards (including stock options), or the granting of equity-based awards (including stock options) pursuant to the Tronox Equity-Based Compensation Plans;
(iii)	amend or modify (in any material respect) the certificate of incorporation or bylaws or equivalent organizational documents of any member of the Tronox Group or waive any material requirement thereof;
(iv)	acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or any of the assets of, by forming a partnership or joint venture or other profit sharing agreement with, or by any other manner, any corporation, partnership, association or other business organization or division thereof, or any material assets, rights or properties, except, in each case, for (A) transactions solely among the Tronox Group, (B) capital expenditures or other acquisitions by the Tronox Group that are not reflected in the Tronox Budget, which shall be subject to the limitations of clause (vi) below, and (C) purchases of assets in the ordinary course of business;
(v)	sell, lease or otherwise dispose of, or agree to sell or otherwise dispose of, a material amount of its assets, product lines, businesses, rights or properties of the Tiwest Business or the Tronox Group, other than sales of inventory and dispositions of obsolete equipment in the ordinary course of business;
(vi)	make or commit to any new capital expenditures, other than (A) capital expenditures or acquisitions in an aggregate amount not in excess of the amounts stated in the Tronox Budget and (B) up to US$5,000,000 of other capital expenditures in excess of the amounts referred to in (A) made or committed to in connection with the performance of customer or other commercial contracts entered into in the ordinary course of business;

(vii)	amend, modify or terminate any Tronox Material Contract, or cancel, modify or waive any debts or claims held by it under, or waive any rights in connection with, any Tronox Material Contract, or enter into any contract or other agreement of any type, whether written or oral, that would have been a Tronox Material Contract had it been entered into prior to this Agreement;
(viii)	amend, modify, extend, renew or terminate any Lease, or enter into any new Lease for the use or occupancy of any real property, in each case, which provide for payments in excess of US$1,000,000 in any annual period;
(ix)	voluntarily forfeit, abandon, modify, waive, terminate or otherwise change any material Permits;
(x)	except in the ordinary course of business, (A) increase the compensation or benefits of any current or former employee, director, officer, consultant or independent contractor of the Tronox Business (the “Tronox Business Personnel”), (B) pay any compensation to any Tronox Business Personnel that is not required pursuant to any agreement in effect on the date hereof, (C) terminate any employee, officer, director, consultant or independent contractor from the Tronox Business, (D) hire any person with a base salary of more than US$100,000 per annum, or (E) take any other action that increases the compensation or benefits of any Tronox Business Personnel;
(xi)	take any action with the knowledge and intent that it would, or would reasonably be expected to, (A) result in any of the conditions to the Closing set forth in Article 8 not being satisfied or (B) materially adversely affect the ability of the Parties to obtain any of the Required Regulatory Approvals;
(xii)	other than in the ordinary course of business, (A) except as disclosed in any of the Tronox 2010 Financial Statements, change any of its accounting policies in effect as of December 31, 2010, except as required by changes in applicable Laws or GAAP or the generally accepted accounting practices of the relevant jurisdiction as concurred to by its independent auditors, or (B) make, change or revoke any material Tax election, file any amended Tax Return, settle any material Tax Claim, audit, action, suit, Proceeding, examination or investigation or change its method of Tax accounting (except, with respect to any amended Tax Return or any change in Tax accounting method, as required by changes in applicable Law (or any Taxing Authority’s interpretation thereof)), if, under this clause (B), such actions would have the aggregate effect of increasing any of the Tronox Group’s Tax liabilities by US$2,000,000 or more;
(xiii)	adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization with respect to any member of the Tronox Group or, or being in liquidation or provisional liquidation or under administration or statutory reorganization proceedings, enter into a compromise or arrangement with or making an assignment for the benefit of any of its members, creditors other analogous event, or admit in writing its inability to pay or generally fail to pay its debts as they mature or become due, or petition or apply for the appointment of a trustee or other custodian, liquidator, controller or receiver (or analogous person) of any member of the Tronox Group or of any substantial part of the assets of the Tronox Group or commence any case or other Proceeding relating to the Tronox Group under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar Law of any jurisdiction, nor or hereafter in effect or take any action to authorize or in furtherance of any of the foregoing;
(xiv)	waive, release, discharge, modify, settle or compromise any Proceedings or any claim, allegation, causes of action or demand involving any member of the Tronox Group, the Tronox Business, the Tiwest Joint Venture or the Tiwest Business, other than settlements or compromises involving only monetary relief where the amount paid by the Tronox Group is less than the lesser of the amount reserved for such matter by it in the Tronox 2010 Financial Statements or US$1,000,000;
(xv)	initiate any Proceedings against a Governmental Entity in respect of this Agreement, the transactions contemplated by this Agreement, the Tiwest Business, the Tiwest Joint Venture or the Tronox Business;
(xvi)	incur, create, assume or guarantee any Indebtedness (or modify any of the material terms of any such outstanding Indebtedness) other than (x) borrowings under lines of credit or other facilities for credit existing on the date hereof in the ordinary course of business, including by way of an intercompany loan to it and (y) borrowings incurred in the ordinary course of business not to exceed US$5,000,000 in the aggregate;
(xvii)	issue or sell any Debt Securities or warrants or rights to acquire any of its Indebtedness or Debt Securities or guarantee any Indebtedness or Debt Securities of others, or repurchase or repay prior to maturity any Indebtedness or Debt Securities; provided, however, that the repayment of any Indebtedness required by the terms of agreements binding on the Tronox Group as of the date hereof shall be permitted;
(xviii)	make any loans or advances other than (A) advances of reimbursable expenses in the ordinary course of business, (B) solely among the Tronox Group, or (C) as required by contractual commitments in effect on the date hereof and disclosed to Exxaro;
(xix)	grant, extend, amend, waive or modify any rights in or to, or sell, assign, lease, transfer, license, let lapse, abandon, cancel or otherwise dispose of, any material Intellectual Property rights, other than licenses granted in the ordinary course of business; or
(xx)	agree to, or make any commitment to, take, or authorize any of the actions prohibited by this Section 6.2(a).
(b)	Non-Solicitation.
(i)	From the date of this Agreement and until the earlier of the Closing Date or the date upon which this Agreement is terminated in accordance with Section 11.2, Tronox agrees that it will not, and it will not authorize or permit any of its Representatives, or permit any member of the Tronox Group to permit any of its Representatives, directly or indirectly, to (A) solicit, initiate, knowingly encourage or knowingly induce the making, submission or announcement of any Acquisition Proposal, (B) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action to facilitate inquiries or other activities that would reasonably be expected to lead to, any Acquisition Proposal, (C) recommend or remain neutral with respect to any Acquisition Proposal, or propose to recommend or remain neutral with respect to any Acquisition Proposal or (D) approve, endorse, enter into, or propose to approve, endorse, enter into, any letter of intent or similar document or any Contract or commitment contemplating or otherwise relating to any Acquisition Transaction (other than a customary confidentiality agreement); provided, however, that the Board of Directors of Tronox may take any of the actions contemplated by the foregoing clauses (B) and (C) if it determines in good faith, after consultation with its outside legal and financial advisors, that failure to do so would be inconsistent with the Tronox Board’s fiduciary duties under applicable Laws. Tronox agrees that it will and will cause each of its Representatives immediately from the date hereof to cease any and all existing or ongoing activities, discussions and negotiations with any Person (other than Exxaro and its Affiliates) with respect to any Acquisition Proposal.
(ii)	Tronox agrees that Tronox Board shall recommend that its stockholders adopt and approve this Agreement and the transactions contemplated hereby (the “Tronox Recommendation”); provided, however, that prior to obtaining the Tronox Stockholder Approval, the Tronox Board may withdraw, qualify or otherwise modify in any adverse respect the Tronox Recommendation (a “Tronox Change in Recommendation”) in the event the Tronox Board determines in good faith, after consultation with its outside legal and financial advisors, that failure to do so would be inconsistent with the Tronox Board’s fiduciary duties under applicable Laws.
(c)	Listing and Registration of Parent Class A Shares. The Parties shall use their reasonable best efforts to cause the Parent Class A Shares to be registered with the SEC and approved for listing on the NYSE or another internationally recognized stock exchange in the United States or Western Europe that is reasonably acceptable to Tronox and Exxaro (which acceptance may not be unreasonably withheld, delayed or conditioned), subject to satisfaction of all requirements of applicable Law and the relevant stock exchange.
(d)	Change of Business Name; Use of Exxaro Names and Marks.
(i)	As promptly as reasonably practicable following the Closing Date, Parent shall use its commercially reasonable efforts to cause the name of the businesses and trade names used in the Mineral Sands Business or used by the Acquired Companies or the Tiwest Joint Venture to be changed to names that do not constitute Exxaro Names and Marks; provided that in no event shall Parent’s obligation in this Section 6.2(d) require Parent to take any action that would, or would be reasonably expected to, result in the loss of a material Permit or in any material Loss. Notwithstanding the foregoing, the use by Parent or its Affiliates of such materials during the 12-month period following the Closing Date shall not constitute a breach of the foregoing obligation so long as Parent is using commercially reasonable efforts to change the names of the Exxaro Names and Marks and terminate any and all further use thereof.
(ii)	As promptly as reasonably practicable following the Closing Date, Parent shall remove, obliterate or obscure all of the Exxaro Names and Marks from the Mineral Sands Business, the Acquired Companies and the Tiwest Joint Venture, including from signs, purchase orders, invoices, brochures, labels, letterheads, shipping documents, packaging material and other materials. Notwithstanding the foregoing, the use by Parent or its Affiliates of such materials during the 12-month period following the Closing Date shall not constitute a breach of the foregoing obligation so long as Parent is using commercially reasonable efforts to terminate any and all further use thereof. Notwithstanding anything contained in this Agreement to the contrary, Parent, its Affiliates, the Acquired Companies, the Mineral Sands Business and the Tiwest Joint Venture shall have the right (i) for a 12-month period following the Closing Date, to include a factual statement indicating that, prior to the Closing, the Mineral Sands Business and the Tiwest Joint Venture was conducted by Exxaro using the Exxaro Names and Marks, to the extent reasonably required in connection with the conduct of the Mineral Sands Business and the Tiwest Joint Venture after the Closing and (ii) as required by applicable Law, to indicate by footnote or other similar device information concerning the transactions contemplated by this Agreement or the prior performance results or other similar historical information about the Mineral Sands Business and the Tiwest Joint Venture operated by Exxaro that arose prior to the Closing Date.
(iii)	Any license created pursuant to this Section 6.2(d) is a non-exclusive, non-transferable, non-assignable, non-sublicensable, royalty-free license to use the Exxaro Names and Marks as used by Exxaro and the Acquired Companies as of the date hereof. Parent agrees that it shall, and shall cause its Subsidiaries and the Acquired Companies, the Mineral Sands Business and the Tiwest Joint Venture to, use the Exxaro Names and Marks in conformity in all material respects to the standards previously established by Exxaro as of the date hereof. Parent acknowledges that the Exxaro Names and Marks and the goodwill associated therewith are the sole and exclusive property of Exxaro.
(e)	Tronox Stockholders Meeting. As promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act, regardless of whether a Tronox Change in Recommendation shall have been effected, the Tronox Board shall call a stockholders’ meeting for purpose of obtaining the Tronox Stockholder Approval (the “Tronox Stockholders Meeting”), and Tronox shall use its commercially reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. Unless this Agreement has been terminated pursuant to Article 11, Tronox shall submit this Agreement and the transactions contemplated by this Agreement for the adoption and approval by its stockholders at the Tronox Stockholders Meeting whether or not a Tronox Change in Recommendation shall have been effected.

(f)	Consents. As promptly as practicable following the date of this Agreement, Tronox shall use its reasonable best efforts to obtain the Tronox Consents and make any filing or notice necessary to consummate the transactions contemplated by this Agreement.
(g)	Section 16 Matters. Prior to the Effective Time, Parent and Tronox shall take all such actions as may be required to cause any dispositions of Tronox Common Stock (including derivative securities of Tronox Common Stock) or acquisitions of Parent Class A Shares (including derivative securities of Parent Class A Shares) resulting from the transactions contemplated by this Agreement by each individual who will become subject to the reporting requirements of section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.
(h)	Filing of Tax Returns. Tronox shall use its commercially reasonable best efforts to file all delinquent Income Tax Returns identified in Section 4.18 of the Tronox Disclosure Schedule (the “Tronox Delinquent Tax Returns”) with the appropriate Taxing Authority prior to the Closing Date and pay all Taxes due in respect of such Tax Returns in full prior to the Closing Date.
(i)	Non-Solicitation of Employees. During the Standstill Period, Parent shall not, and shall cause its Subsidiaries and controlled Affiliates not to, without the express written consent of Exxaro, directly or indirectly, solicit, hire or extend an offer to hire or encourage any employee to leave the employment of Exxaro or any of its Affiliates for employment with Parent or its Subsidiaries or controlled Affiliates, or violate the terms of their employment contracts, or any employment arrangements, with Exxaro or any such Affiliate, or otherwise interfere with such person’s relationship with Exxaro or any of its Affiliates; provided, however, that nothing in this Section 6.2(i) shall restrict or preclude Parent or any of its Subsidiaries from (i) making generalized searches for employees by the use of advertisements in the media (including trade media) or by engaging search firms that are instructed not to solicit the employees of Exxaro, or (ii) soliciting, hiring or extending an offer to hire any Person who was an employee, independent contractor or consultant of, or provided such services to, the Mineral Sands Business, the Acquired Companies or the Tiwest Joint Venture prior to the date hereof or prior to the Closing Date but did not become an employee, independent contractor or consultant of the Mineral Sands Business, the Acquired Companies or the Tiwest Joint Venture, as applicable, upon the consummation of the transactions contemplated hereby.
(j)	Parent and Merger Sub. Tronox shall not cause Parent or Merger Sub to conduct any business or issue any shares prior to the Closing Date other than as contemplated by this Agreement.
(k)	Certain Further Actions. None of Tronox, any of its Affiliates, or any Person acting on its or their behalf will, directly or indirectly, make offers or sales of any security, or solicit offers to buy any security, under circumstances that would require the registration of the Parent Class B Shares sold pursuant to Article 2 under the Securities Act.
(l)	General Solicitation; General Advertising. None of the Tronox, any of its Affiliates, or any Person acting on its or their behalf will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in the United States in connection with any offer or sale of the Parent Class B Shares sold pursuant to Article 2.
(m)	U.S. Federal Income Tax Elections. On its 2011 U.S. federal income Tax Return, Tronox shall (to the extent permitted under applicable Treasury Regulations) make, or cause to be made, the election described in Treasury Regulations Section 1.468B-1(k) with respect to each of the Tronox Trusts to treat such trusts as grantor trusts for U.S. federal income tax purposes unless Exxaro, Tronox and Parent agree in writing that one or all such elections are not in Parent’s best interests.
6.3	Covenants of Each Party.
(a)	Preparation of the Registration Statements. As soon as practicable following the date of this Agreement, the Parties shall prepare and file with the SEC the Transaction Registration Statement, in which the Proxy Statement will be included as a proxy statement/prospectus. Each of Tronox and Exxaro shall cooperate with each other and respond promptly to any comments from the SEC or the staff of the SEC on the Registration Statements. The Parties shall each use their reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Transaction Registration Statement effective for so long as necessary to consummate the Tronox Merger and the other transactions contemplated hereby and the Exchangeable Registration Statement effective for so long as any Tronox Exchangeable Share remains outstanding. The Parties shall also take any action required to be taken under any applicable state or local securities Laws in connection with the issuance of Parent Class A Shares and Parent Class B Shares as contemplated by this Agreement, and each Party shall furnish all information concerning itself and its Subsidiaries as may be necessary in connection with any such action. No filing of, or amendment or supplement to, a Registration Statement will be made by Parent without providing each of Tronox and Exxaro and their respective counsel a reasonable opportunity to review and comment thereon and giving due consideration to such comments. If at any time prior to the Effective Time any information should be discovered by any Party which should be set forth in an amendment or supplement to either the Transaction Registration Statement or the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Tronox. Parent shall notify each of the other Parties promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to a Registration Statement or for additional information and shall supply each other Party with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to a Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement. The Parties will jointly select and appoint any dealer/manager(s) and/or bookrunner(s) for any public offering of the Parent Class A Shares that is completed in connection with or soon after the completion of the Merger.

(b)	Supplemental Restructuring Plan. The Parties will reasonably cooperate in good faith before and after the Closing (including, if required, by amending this Agreement) to consider or effect a restructuring of (i) Tronox’s indirect interest in the Tiwest Business and (ii) the Acquired Companies, in each case, as further described in Section 6.3(b) of the Exxaro Disclosure Schedule (such plan, the “Supplemental Restructuring Plan”). No action or transactions shall be taken in furtherance of the Supplemental Restructuring Plan without the written approval of Parent and Exxaro. Nothing herein shall be interpreted to compel the Parties to engage in or approve all or any portion of the Supplemental Restructuring Plan, if either Party reasonably concludes that such portion is harmful to Tronox, Exxaro or their respective Affiliates or is not commercially beneficial to Parent and its Affiliates following the Closing. For the avoidance of doubt, no Party will be required to approve any action that could result in a material Tax liability for such Party or its Affiliates.
(c)	The Letsitele Right and the Gravelotte Right. As further described in Section 6.3(c) of the Exxaro Disclosure Schedule, Exxaro will use its commercially reasonable efforts to cause the sale of the Letsitele Right and the Gravelotte Right to be completed prior to the Closing. If Exxaro Sands has not completed the sale of the Letsitele Right prior to the Closing, Parent will use its commercially reasonable efforts to complete the sale of the Letsitele Right as promptly as practicable following the Closing on terms reasonably acceptable to Exxaro, and Parent will transfer the proceeds for any such sale (minus Parent’s reasonable third-party expenses and any Taxes incurred in arranging such sale) to Exxaro. If Gravelotte has not completed its acquisition of the Gravelotte Right from Exxaro Sands prior to the Closing, Parent will use its commercially reasonable efforts to complete the acquisition as promptly as practicable in accordance with its terms. If and when the Gravelotte Right acquisition is completed, Exxaro shall cause Gravelotte to grant Parent (or its Subsidiaries) a right of first refusal to purchase on commercially reasonable market terms and conditions in an arm’s-length transaction any ilmenite that may be mined by Gravelotte from the Gravelotte Right iron ore mining projects.
(d)	Access to Information. During the period after the date hereof and before the Closing, upon reasonable notice, the Exxaro Sellers, on the one hand, and Tronox, on the other, shall (and shall cause each of its Subsidiaries to) (i) afford to the directors, officers, employees, advisors, agents or other representatives (including attorneys, accountants, consultants, bankers and financial advisors) (collectively, “Representatives”) of the other Party, access, during normal business hours during the period prior to the Closing, to all its properties, books, contracts, records and officers and (ii) during such period, make available all other information concerning its business, properties and personnel, in each case, as such other Party or its Representatives may reasonably request. Notwithstanding anything in this Section 6.3 to the contrary, none of the Exxaro Group, on the one hand, nor the Tronox Group, on the other, shall be required to provide access to or to disclose any information where such access or disclosure would jeopardize any legally recognized privilege applicable to such information or violate or contravene any applicable Laws or binding agreement entered into prior to the date hereof (including any Laws relating to privacy, competition or antitrust). The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply, including adopting additional specific procedures to protect the confidentiality of certain sensitive material and to ensure compliance with applicable Law, and, if necessary, restricting review of certain sensitive material to the receiving party’s financial advisors or outside legal counsel. No information or knowledge obtained in any investigation pursuant to this Section 6.3(b) shall affect or be deemed to modify any representation or warranty made by any Party hereunder.
(e)	Confidentiality.
(i)	Any information obtained or provided pursuant to Section 6.3(b), Section 10.7 or Section 12.8 shall be subject to the terms of the NDA, which shall remain in full force and effect as provided under Section 12.2 in accordance with its terms.
(ii)	The Exxaro Sellers, on behalf of themselves and their Affiliates, acknowledge that they are in possession of nonpublic information concerning the Acquired Companies, the Mineral Sands Business and the Tiwest Joint Venture (“Proprietary Information”). The Exxaro Sellers acknowledge and agree that all Proprietary Information which is known to the Exxaro Sellers or their Representatives as of the Closing Date is, as between Exxaro and Parent, the property of Parent. The Exxaro Sellers agree that it will keep such Proprietary Information strictly confidential and will not use or disclose such Proprietary Information; provided, however, the foregoing shall not restrict any use or disclosure by Exxaro or its Affiliates of any Proprietary Information to the extent such use or disclosure (i) is for the benefit of Parent or to Exxaro’s authorized Representatives only to the extent necessary for Exxaro and such Representatives to handle post-Closing matters required or permitted by this Agreement or any Ancillary Agreement, including in connection with any post-Closing adjustment pursuant to Sections 2.3 and 2.4, any indemnification claim made by any Indemnitee or any dispute brought in accordance with Section 12.8 or (ii) is necessary for any post-Closing Tax filings, any filings with or audit by Governmental Entities, the preparation of financial statements or other reasonable business purposes; provided, further, that the Exxaro Sellers shall be responsible for any breach of these confidentiality provisions by its authorized Representatives for breaches following the Closing (for the sake of clarity, excluding any employees of Tronox or any of its Subsidiaries following Closing). If the Exxaro Sellers or any of their authorized Representatives are legally required following the Closing to disclose (to the extent legally permissible, at Parent’s request, the Exxaro Sellers shall use their commercially reasonable best efforts to avoid such disclosure) any of the Proprietary Information whether by Law, deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process, the Exxaro Sellers shall, or shall cause such Representatives to, to the extent permissible, provide Parent with prompt written notice of such request so that Parent may seek an appropriate protective order or other appropriate remedy. If such protective order or remedy is not obtained, the Exxaro Sellers or such Representatives may disclose only that portion of the Proprietary Information which such Person is legally required to disclose, and the Exxaro Sellers shall exercise their commercially reasonable best efforts to obtain assurance that confidential treatment will be accorded to such Proprietary Information so disclosed.

(f)	Reasonable Best Efforts.
(i)	Subject to the terms and conditions of this Agreement, and without prejudice to the indemnification provisions of Article 10, each Party will cooperate and consult with the other Parties with respect to, and will use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement (including, for the avoidance of doubt, the Supplemental Restructuring Plan) but subject to Section 6.3(b)), and to satisfy all of the conditions to Closing in Article 8 to be satisfied by such Party, as promptly as practicable after the date of this Agreement, including (A) obtaining all necessary corporate approvals; (B) preparing and making as soon as practicable all appropriate filings required for obtaining the Required Regulatory Approvals and other approvals required pursuant to any other applicable Competition Laws; (C) responding to any inquiries received and supplying as promptly as practicable any additional information and documentary material that may be requested from a Governmental Entity pursuant to any applicable Competition Law; (D) taking all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under any applicable Competition Law as soon as practicable and refraining from extending any waiting period under any Competition Law or entering into any agreement with a Governmental Entity not to consummate the transactions contemplated by this Agreement; and (E) preparing all other necessary applications, registrations, declarations, notices, filings and other documents and obtaining as promptly as practicable all other regulatory approvals and all other consents, waivers, licenses, registrations, orders, approvals, permits, rulings, requests, authorizations and clearances necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the transactions contemplated hereby; provided, however, that the use of reasonable best efforts to obtain the Required Regulatory Approvals or any other approval under any applicable Competition Law shall not require acceptance of the imposition of any condition or restrictions upon any Party or its Affiliates that, individually or in the aggregate, would reasonably be expected to result in an Exxaro Material Adverse Effect, an Acquired Companies Material Adverse Effect or a Tronox Material Adverse Effect.
(ii)	To the extent permissible under applicable Laws, each Party shall, in connection with the above referenced efforts to obtain all Required Regulatory Approvals and any such other necessary or desirable consents, waivers, licenses, registrations, orders, approvals, permits, rulings, requests, authorizations and clearances referred to in Section 6.3(f)(i), use its reasonable best efforts to (A) cooperate in all respects with the other Parties in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by any private party; (B) keep the other Parties apprised of the status of matters relating to completion of the transactions contemplated hereby and promptly inform the other Parties of (and upon reasonable request provide copies of) any material communication received by such Party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by any private party, in each case regarding any other transactions contemplated hereby; (C) permit the other Parties and their respective legal counsel to review prior to its submission any communication given by it to any Governmental Entity or, in connection with any proceeding by any private party, with any other Person; (D) consult with the other Parties in advance of any meeting, conference, conference call, discussion or communication with any such Governmental Entity or, in connection with any proceeding by any private party, with any other Person; and (E) to the extent permitted by such Governmental Entity or other Person, give the other Parties the opportunity to attend and participate in such meetings, conferences, conference calls, discussions and communications. In carrying out the foregoing obligations, each Party agrees to act reasonably and as promptly as practicable.
(iii)	If reasonably necessary to satisfy the requirements of local Law, each Party shall enter into separate agreements and other conveyance documents as needed to effectuate the transactions contemplated by this Agreement, provided that the terms of such other agreements and documents do not alter in any material respect the rights and obligations of the Parties under this Agreement.
(iv)	Notwithstanding anything to the contrary in this Agreement, (A) no Party or its respective Affiliates shall be required to take any action in connection with satisfying its obligations to obtain the Tronox Consents or the Exxaro Consents if such actions would require such Person to make any payments or suffer any burden that, individually or in the aggregate, would reasonably be expected to result in an Exxaro Material Adverse Effect, an Acquired Companies Material Adverse Effect or a Tronox Material Adverse Effect; and (B) without the prior written consent of Tronox, the Exxaro Sellers will not, in seeking to obtain any such Consents, agree to amend, modify, terminate or waive any rights under the Exxaro Material Contracts to which such Consents relate or otherwise require any Acquired Company to make any payments or suffer any burden in connection therewith.
(g)	Refinancing Plan. Exxaro and Tronox shall agree on a refinancing plan in respect of the Tronox Group’s Indebtedness outstanding as of the date hereof to become effective immediately following the Closing. Each of Exxaro and Tronox will use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to effect such refinancing plan, including using its commercially reasonable best efforts to (i) effect at or prior to the Closing all things necessary, proper or advisable to satisfy the condition to the Closing set forth in Section 8.2(f) and (ii) effect immediately following the Closing all actions and transactions required to be effected following the Closing in accordance with such refinancing plan. Without limiting the generality of the foregoing, in connection with obtaining any debt financing contemplated by the refinancing plan, Exxaro shall (A) assist in the preparation of documents and materials and the provision of information required by the debt financing, including (x) any customary offering documents and bank information memoranda (including public and private versions thereof) for the debt financing, and (y) materials for rating agency presentations, and (B) cooperating with the marketing efforts for the debt financing (including participating in lender meetings and diligence sessions) within the time periods contemplated by the debt financing documents.
(h)	Public Disclosure. Prior to the Closing, no Party shall make or cause to be made any press release or similar public announcement or communication in any form with respect to this Agreement or the transactions contemplated hereby without the prior consent of (i) Tronox, with respect to disclosures by Exxaro or any of its Affiliates, and (ii) Exxaro, with respect to disclosures by Tronox or any of its Affiliates, unless either Exxaro or Tronox, based on the advice of its respective counsel, reasonably believes that such disclosure or other announcement is required to comply with requirements of applicable Law or, in the case of Tronox, the rules of the SEC, or in the case of Exxaro, the JSE Limited, in which event such Party, to the extent practicable, will provide the other with a copy of the proposed press release or other public announcement or communication prior to its disclosure.
(i)	Notice of Certain Events. The Exxaro Sellers shall give prompt notice to Tronox, and Tronox shall give prompt notice to the Exxaro Sellers, in writing (where appropriate, through updates to the Exxaro Disclosure Schedule or the Tronox Disclosure Schedule, as applicable) of, and will contemporaneously provide the other Parties with true and complete copies of any and all information or documents in such Party’s possession relating to, to the Knowledge of such Party, any event, transaction or circumstance that has caused or would reasonably be expected to cause any covenant or agreement of such Party under this Agreement to be breached or that has rendered or would reasonably be expected to render untrue any representation or warranty of such Party contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. No notice given pursuant to this Section 6.3(i) shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or for purpose of indemnification under Article 10.
(j)	Fees and Expenses. Whether or not any of the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expense, except as otherwise provided in Section 7.3 (Transfer Taxes) and Section 11.3(b) (Effect of Termination).
(k)	Assistance with Post-Closing Reports and Inquiries. Upon the reasonable request of any Party, after the Closing Date, each other Party shall use its commercially reasonable best efforts to provide such information available to it, including information, filings, reports, financial statements or other circumstances of such Party occurring, reported or filed prior to the Closing, as may be necessary or required by requesting Party for the preparation of the reports that the requesting Party is required to file after the Closing with any Governmental Entity or Taxing Authority, except that in no event shall any request pursuant to this Section 6.3(k) require the other Party to engage or pay for external auditors or conduct an audit of such information. Each Party agrees (A) to retain all books and records with respect to Tax matters pertinent to the Acquired Companies relating to any Pre-Closing Tax Period until the expiration of the statute of limitations (and, to the extent notified by the other Party, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the first-mentioned Party shall allow the other Party to take possession of such books and records.
(l)	Environmental Rehabilitation Trust. Exxaro shall procure (during the period up to the Closing) and Parent shall procure (during the period after the Closing) that each South African Acquired Company shall, as soon as reasonably practicable after the date hereof and in consultation with Tronox and Exxaro establish a separate new rehabilitation trust fund (the “New Rehabilitation Trust Fund”) in respect of the South African Acquired Companies’ prospecting and mining operations for the exclusive benefit of the South African Acquired Companies in accordance with the requirements of the MPRDA, the Prospecting Rights and the Mining Rights, and cause the New Rehabilitation Trust Fund to be duly approved by the DMR in writing. Each of Exxaro and Parent shall give such reasonable assistance to the South African Acquired Companies as may be required in order for the New Rehabilitation Trust Fund to be so established and approved on (or, if that is not possible, as soon as possible after) the Closing. Upon the later of the Closing Date and the receipt of the DMR’s written approval for the New Rehabilitation Trust Fund, Exxaro shall cause the transfer to the New Rehabilitation Trust Fund of an amount in immediately available funds in Rand equal to (A) the aggregate amount of the Specified Trust Fund Amount, plus (B) any investment income accrued thereon as from the date hereof, plus (C) any further contributions made by or on behalf of Exxaro or the relevant South African Acquired Company after the date hereof, less (D) any amounts expended by the New Rehabilitation Trust Fund during the period between the date hereof and the date on which the Specified Trust Fund Amount is transferred in accordance with the requirements of the respective trust and its deed (the “New Rehabilitation Trust Fund Amount”).
(m)	Environmental Rehabilitation Assessment. Within six months from the Closing Date, Parent may notify Exxaro that it has elected to cause the South African Acquired Companies to undertake an assessment of their financial provision for the rehabilitation or management of negative environmental impacts in respect of their prospecting and mining operations. Such an assessment will be conducted in accordance with the companies’ past practice and with the requirements of the MPRDA, the regulations promulgated under the MPRDA and the Prospecting Rights and the Mining Rights. The amount of the prescribed financial provision resulting from such assessment is referred to herein as the “Reassessed Financial Provision.” Parent will then promptly notify Exxaro of the amount of any adjustment to the Closing Environmental Rehabilitation Deficit Amount, which shall be determined by subtracting (i) the amount in the New Rehabilitation Trust Fund as of the date of such notification from (ii) the Reassessed Financial Provision (such amount, the “Reassessed Environmental Rehabilitation Deficit”), and then subtracting (A) the Closing Environmental Rehabilitation Deficit Adjustment from (B) the Reassessed Environmental Rehabilitation Deficit, which can be a positive or a negative number (such amount, the “Reassessment Adjustment”). If the Reassessment Adjustment is a positive number, Exxaro shall promptly pay the Reassessment Amount to Parent (or its designee). If the Reassessment Adjustment is a negative number, Parent shall cause the Acquired Companies to pay the absolute value of the Reassessment Amount to Exxaro. If the two amounts are the same, no payment shall be made. Any payments pursuant to this Section 6.3(m) shall be in cash by wire transfer of immediately available funds in Rand.
(n)	Agreement to Exercise Voting Rights. The constitution of Parent contains an irrevocable proxy in respect of the Parent Class A Shares given by holders of Parent Class A Shares in favor of Parent until immediately after Closing. Parent hereby agrees that it will exercise the voting rights under this proxy in a manner consistent with this Agreement.
(o)	Conversion of Loan Accounts. Unless Exxaro elects not to effect the transfer of the Loan Accounts, (i) as soon as practicable after the Closing, the Parties shall take all necessary actions to effect the conversion of the Loan Accounts in accordance with the mechanism set forth in Section 5.4(d) of the Exxaro Disclosure Schedule, and (ii) Exxaro shall not, and shall cause its Affiliates not to, take any action or assert any right that would reasonably be expected to prevent or otherwise interfere with the conversion of the Loan Accounts.
(p)	Further Assurances. From time to time after Closing, each Party will use its commercially reasonable best efforts to execute and deliver further instruments and take other action as may be necessary or reasonably requested by the other parties to consummate the transactions contemplated by this Agreement and to provide the other parties with the intended benefits of this Agreement.
7.	TAX; ACQUIRED EMPLOYEES; SERVICES.
7.1	Tax Returns and Payments.
(a)	Exxaro shall have the exclusive authority and obligation to, at its sole cost and expense and in accordance with all applicable Laws, prepare or cause to be prepared and timely file or cause to be timely filed (in either case, taking into account timely filed extensions) all Tax Returns (including amended Tax Returns and claims for refunds) for the Acquired Companies required to be filed for the Pre-Closing Tax Period, excluding Straddle Periods. To the extent required by applicable Law, Parent shall file, or cause to be filed, any such Tax Returns that cannot be filed by Exxaro. All such Tax Returns shall be prepared in a manner consistent with the past practices of the applicable Acquired Company, except to the extent that any changed practices (i) would not result in an increase in Taxes owed by the Tronox Group or the Acquired Companies (other than any such increase in Taxes for which Exxaro is fully responsible or liable under this Agreement), unless otherwise required pursuant to a change of Law, a closing agreement with an applicable Taxing Authority or a non-appealable decision of a court of competent jurisdiction over such matters, or (ii) if the Tax treatment of such items are not supported by substantial authority under applicable Tax Law. Exxaro shall pay or cause to be paid all Taxes in respect of such Tax Returns in a timely manner to the extent that the liability for such Taxes is not fully reflected in the determination of the Acquired Companies Closing Net Working Capital; if such Tax Return is filed by Parent, Exxaro shall pay the amount of Tax reflected on such return to Parent no later than two Business Days prior to the due date thereof.
(b)	Except as provided in Section 7.1(a) above and in Section 7.8, Parent will prepare or cause to be prepared and timely file or cause to be timely filed (in either case, taking into account timely filed extensions) all Tax Returns for the Acquired Companies required to be filed after the Closing Date; provided, however, with respect to Tax Returns to be filed by Parent pursuant to this Section 7.1(b) that include a Straddle Period, items set forth on such Tax Returns shall be treated in a manner consistent with the past practices of the applicable Acquired Company with respect to such items unless otherwise required pursuant to a change of Law, a closing agreement with an applicable Taxing Authority or a non-appealable decision of a court of competent jurisdiction over such matters, or if the Tax treatment of such items are not supported by substantial authority under applicable Tax Law. Exxaro shall be permitted to review and comment on each such Tax Return that relates to a Straddle Period prior to filing at least 30 days prior to the due date thereof. Exxaro shall tender to Parent payment for all Taxes in respect of such Tax Returns for which it is responsible pursuant to this Agreement at least five days prior to the due date thereof. Parent shall pay or cause to be paid all Taxes in respect of such Tax Returns for which it is responsible pursuant to this Agreement.
(c)	Except as set forth in Section 7.3, Exxaro shall be responsible and liable for the timely payment of any and all Taxes imposed on or with respect to the properties, income and operations of the Acquired Companies for the Pre-Closing Tax Period (including, for the avoidance of doubt, the portion of any Straddle Period up to and including the Closing Date and including any Taxes imposed on Exxaro or the Acquired Companies for a Pre-Closing Tax Period due to the implementation by Exxaro or the Acquired Companies of the Supplemental Restructuring Plan) to the extent that the liability for such Taxes is not fully reflected in the determination of the Acquired Companies Closing Net Working Capital. Parent shall be responsible and liable for the timely payment of any and all Taxes imposed on or with respect to the properties, income and operations of the Acquired Companies for the Post-Closing Tax Period (including, for the avoidance of doubt, the portion of any Straddle Period after the Closing Date).
(d)	All Taxes and Tax liabilities with respect to the income, property or operations of the Acquired Companies that relate to the Straddle Period shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period as follows: (A) in the case of Taxes other than income, receipts, payroll, sales and use and withholding Taxes, on a per diem basis, and (B) in the case of income, receipts, payroll, sales and use and withholding Taxes, as determined from the books and records of the applicable Acquired Company based on an interim closing of the books at the end of the day on the Closing Date.
7.2	Tax Treatment.
     The Parties agree that the Exxaro Share Consideration and any cash paid to the Exxaro Sellers shall be allocated among the Acquired Companies as set forth in Annex 2.1(a)(ii), and all Parties will file any Tax Returns related to the transactions contemplated by this Agreement in accordance with such allocation, unless otherwise required pursuant to a change of Law, a closing agreement with an applicable Taxing Authority or a non-appealable decision of a court of competent jurisdiction over such matters.

7.3	Transfer Taxes.
     To the extent that the liability for a Transfer Tax is not reflected in the Acquired Companies Closing Net Working Capital as determined pursuant to Section 2.3, the Exxaro Sellers shall bear and shall indemnify Parent and its Subsidiaries against such Transfer Tax imposed on the Exxaro Sellers or the Acquired Companies. To the extent that the liability for a Transfer Tax is not reflected in the Tronox Closing Net Working Capital, Parent shall bear and shall indemnify Exxaro against such Transfer Tax imposed on Parent or any of its Subsidiaries. Parent shall bear and indemnify the Exxaro Sellers for any Stamp Duty imposed or levied by reason of, or in connection with, this Agreement or the transactions that take place pursuant to this Agreement or the Supplemental Restructuring Plan.
7.4	Tax Refunds.
     To the extent any member of the Tronox Group receives a refund or credit of Taxes attributable to or arising in a Pre-Closing Tax Period that was not reflected in the Tronox Closing Net Working Capital as determined pursuant to Section 2.3, an amount equal to such refund or credit (less any Tax costs and reasonable expenses attributable to such Tax refund) shall be applied for purposes of this Agreement to reduce any Loss that may be subject to indemnity pursuant to Section 10.3. To the extent any Acquired Company receives a refund or credit of Taxes attributable to or arising in a Pre-Closing Tax Period that was not reflected in the Acquired Companies Closing Net Working Capital as determined pursuant to Section 2.3, an amount equal to such refund or credit (less any Tax costs and reasonable expenses attributable to such Tax refund) shall be applied for purposes of this Agreement to reduce any Loss that may be subject to indemnity pursuant to Section 10.2. All Parties shall use commercially reasonable best efforts to obtain any applicable Tax refund, credit or reduction with respect to Taxes of the Tronox Group or the Acquired Companies. For the avoidance of doubt, for purposes of this Section 7.4, refunds and credits that arise from the use, in a Post-Closing Tax Period of Tax losses or Tax credit carryovers from a Pre-Closing Tax Period shall not be considered to be refunds or credits that are attributable to, or arise in, a Pre-Closing Tax Period.
7.5	Tax Sharing Agreements.
     Exxaro shall cause all Tax sharing agreements, tax funding agreements or similar agreements between any member of the Exxaro Group other than the Acquired Companies, on the one hand, and any of the Acquired Companies, on the other hand, other than the Tax Sharing Agreement, to be terminated as of the Closing Date and shall take all actions reasonably necessary to ensure that, from and after the Closing Date, the Acquired Companies are not bound thereby and do not have any liability thereunder. None of the Acquired Companies shall have any obligations or liabilities with respect to the Tax Sharing Agreement or the Tax Funding Agreement following the Closing Date.
7.6	Cooperation and Exchange of Tax Information.
     Each of Exxaro and Parent shall (a) provide the other with such assistance as may reasonably be requested by the other Party in connection with the preparation of the Tax Returns required to be prepared pursuant to Sections 7.1(a) and 7.1(b), or by Exxaro Australia in relation to its Income Tax or GST return for any period while the Acquired Australian Companies were members of either the Exxaro MEC Group or the Exxaro Australia GST Group, and the defense of any audit or other examination by any Taxing Authority or Governmental Entity relating to liability for Taxes, and (b) provide the other with any final determination of any such audit or examination, proceeding or determination.

7.7	Clean Exit.
(a)	For any Group Liability in relation to the Exxaro MEC Group that relates to a period that started at or before Closing which becomes due and payable after Closing:
(i)	(Contribution Amount) at least five Business Days before Closing, the Exxaro Sellers must procure that Exxaro Australia determines or estimates the Contribution Amount for each Australian Acquired Company that is a TSA Contributing Member of the Exxaro MEC Group, and notifies Tronox of that amount and the relevant calculation and satisfies Tronox to the reasonable satisfaction of Tronox that for the Australian Acquired Company:
(A)	(correct determination) the Contribution Amount has been correctly determined; or
(B)	(reasonable estimate) if the exact Contribution Amount in relation to that Group Liability cannot be determined before Closing, then the Contribution Amount provided is a reasonable estimate of, and attributable to, the exact Contribution Amount; and
(ii)	(pay Contribution Amount) at least one Business Day before Closing, the Exxaro Sellers must:
(A)	make sure that each Australian Acquired Company that is a TSA Contributing Member of the Exxaro MEC Group pays to the Head Company of the Exxaro MEC Group the Contribution Amount so determined or estimated; and
(B)	provide Tronox with such evidence as is reasonably necessary to satisfy it that each such payment has occurred.
(b)	Releases. Exxaro must before Closing provide evidence to Tronox as is reasonably necessary to show that each Australian Acquired Company has been released from its obligations under the Tax Sharing Agreement and the Tax Funding Agreement.
(c)	If as part of consummation of the Supplemental Restructuring Plan, an Acquired Company becomes a member of a Consolidated Group or MEC Group before it is transferred to the Parent or its Subsidiary, Tronox and Exxaro must use their commercially reasonable best efforts to procure that:
(i)	the Head Company and the members of that Consolidated Group or MEC Group enter into a tax sharing agreement for the purposes of section 721-25 of the Australian Tax Act; and
(ii)	each member that leaves that Consolidated Group or MEC Group does all things necessary to enable it to leave that Consolidated Group or MEC Group clear of any liability for a Group Liability that has not become due and payable as contemplated by section 721-35 of the Australian Tax Act.

7.8	Information, Returns and Accounting to End the Exxaro Australia GST Group.

Exxaro shall ensure that the representative member of the Exxaro Australia GST Group:
(a)	promptly after the Closing Date notifies the Commissioner of Taxation that the Australian Acquired Companies are no longer members of the Exxaro Australia GST Group; and
(b)	lodges all GST returns and remits all GST to the Commissioner of Taxation as and when required by the GST Law.
7.9	Supplies Between Former Members of the Exxaro Australia GST Group.
     After the Closing Date, Exxaro (if the recipient is not an Australian Acquired Company) or Tronox (if the recipient is an Australian Acquired Company) must ensure that the recipient indemnifies the supplier for any GST payable in respect of a supply and pays the amount of that GST in addition to the consideration for the supply if the following applies:
(a)	immediately before the Closing Date the supplier and the recipient were members of the Exxaro Australia GST Group;
(b)	the supplier or the recipient or both cease to be members of the Exxaro Australia GST Group because due to Closing they are no longer related bodies corporate;
(c)	because the supply would have been to another member of the Exxaro Australia GST Group, the supply would not have been a taxable supply if it had been made while they were members of the Exxaro Australia GST Group;
(d)	the supply is required by a Contract to which an Acquired Company is a party or which binds an Acquired Company or any of its assets or under which an Acquired Company has rights, which is made before Closing;
(e)	that Contract does not contain a provision requiring the recipient to pay to the supplier any amount in respect of GST in addition to the consideration otherwise payable for the supply; and
(f)	the consideration negotiated by the parties for the supply was not worked out to include GST.
7.10	The Acquired Employees.
(a)	Following the date hereof, and to the extent required, the Parties shall inform the trustees of any applicable Employee Benefit Arrangements of the change in ownership of the Acquired Companies.
(b)	Following the Closing Date, Parent shall use its commercially reasonable best efforts to cause the Acquired Companies to:
(i)	maintain full credit for purposes of eligibility and vesting under any Employee Benefit Arrangement (other than any Equity-Based Compensation Plans) maintained by the Acquired Companies or their Affiliates after the Closing Date (collectively, the “Post-

Acquisition Benefit Plans”) in respect of each Acquired Employee for such Acquired Employee’s service with the Acquired Companies prior to the Closing Date to the same extent recognized by the Acquired Companies immediately prior to the Closing Date;
(ii)	waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Acquired Employees under any Post-Acquisition Benefit Plans that are welfare benefit plans that such employees may be eligible to participate in after the Closing Date and in the plan year in which the Closing Date occurs, to the extent waived or satisfied under an analogous Employee Benefit Arrangement as of the Closing Date;
(iii)	in the plan year in which the Closing Date occurs, provide credit under any such welfare plans for any co-payments, deductibles and out-of-pocket expenditures credited as of the Closing Date under an analogous Employee Benefit Arrangement; provided, however, that no such service shall be recognized to the extent such recognition would result in the duplication of benefits;
(iv)	recognize service with the Acquired Company determined as of the Closing Date for benefit accrual purposes for Acquired Employees under any of Parent’s or the Acquired Companies’ vacation, sick, personnel leave and severance policies; and
(v)	to the extent necessary, substitute itself for Exxaro as the employer in respect of the Acquired Employees with the Sentinel Mining Industry Retirement Fund.
(c)	Other than rights established by applicable Law, nothing in this Section 7.10 or any other provision of this Agreement shall create any third-party beneficiary right in any Person other than the Parties or any right to employment or continued employment or to a particular term or condition of employment with Parent, the Acquired Companies or their Affiliates after the Closing Date. Nothing in this Section 7.10 or any other provision of this Agreement (i) shall be construed to establish, amend, or modify any benefit or Employee Benefit Arrangement, or (ii) shall limit the ability of Parent, the Acquired Companies or any of their Affiliates to amend, modify or terminate any benefit or Employee Benefit Arrangement at any time assumed, established, sponsored or maintained by any of them.
7.11	Transition Services and Employees.
     Certain of the Exxaro Group’s employees who are not Acquired Employees shall assist Parent in establishing a presence in South Africa and will participate in a transition plan for a mutually agreed time, during which time such employees shall support the transition of the Acquired Business to Parent following the Closing (the “Transition Staff”) as further set out in the Transition Services Agreement. The Transition Staff shall continue to be employed by the Exxaro Group (unless employment is terminated by such Transition Staff employee), and all employment, benefits and severance obligations for such Transition Staff employees shall remain obligations of the Exxaro Group. Exxaro, however, shall not, and shall cause its Subsidiaries not to, take any action that would impede, interfere or otherwise compete with Parent’s effort to offer employment to any Transition Staff if it so elects not later than 15 days before the expiration of such employee’s transitional period of service. The Transition Staff, the transition services, the fees and expenses to be paid by Parent for transition services and the time period during which such employees will provide transition support to the Mineral Sands Business are described in the Transition Services Agreement.
8.	CONDITIONS TO CLOSING
8.1	Conditions to Obligations of Each Party.
     The respective obligation of each Party to complete the transactions contemplated herein is subject to the prior fulfillment of each of the following conditions, unless waived in writing by the Party to whom the obligation is owed:
(a)	No Injunctions; Illegality. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the Tronox Merger, the transfer of the Acquired Exxaro Shares, the issuance of Parent Class B Shares illegal or otherwise prohibiting consummation of such transfers and transactions (a “Governmental Prohibition”), and no Governmental Entity shall have instituted any Proceeding seeking to put in place or enforce a Governmental Prohibition or otherwise questioning the validity or legality of this Agreement or the transactions contemplated hereby; provided, however, that the Parties shall use their reasonable best efforts to have any such Law, order or injunction vacated or rendered otherwise inapplicable to such transfers and transactions.
(b)	Required Regulatory Approvals. (i) All Required Regulatory Approvals set forth in Sections (1) and (2) of Annex 1.1(b) and (ii) all Required Regulatory Approvals set forth in Section (3) of Annex 1.1(b) that Tronox and Exxaro have agreed in good faith after the date hereof to be included in this Section 8.1(b) as a closing condition, shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated, and such approvals shall not impose any condition or restriction upon any Party or its Affiliates (including, for the avoidance of doubt, requirements relating to the disposition of material assets) that, individually or in the aggregate, would reasonably be expected to result in an Exxaro Material Adverse Effect, an Acquired Companies Material Adverse Effect or a Tronox Material Adverse Effect.
(c)	Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.
(d)	Stockholder Approval. The Tronox Stockholder Approval shall have been obtained.
(e)	Third Party Consents. The Exxaro Consents listed on Section 8.1(e) of the Exxaro Disclosure Schedule and the Tronox Consents listed on Section 8.1(e) of the Tronox Disclosure Schedule shall have been obtained.
8.2	Conditions to Obligation of Tronox.
     The obligation of Tronox to complete the transactions contemplated herein is subject to the prior fulfillment of each of the following conditions; provided, however, that Tronox may waive in writing any one or more of such conditions:

(a)	Performance of Obligations. The Exxaro Sellers (i) shall have complied with and performed, in all material respects, all the terms, covenants and conditions of this Agreement applicable to them, and (ii) shall have made all of the deliveries required to have been made hereunder by them on or prior to the Closing Date.
(b)	Representations and Warranties. The representations and warranties of the Exxaro Sellers set forth in Article 5 (other than the representations and warranties set forth in Section 5.18(a)) shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Exxaro Material Adverse Effect,” “Acquired Companies Material Adverse Effect” or similar qualifications) as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case, as of such specified date), except where failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have an Exxaro Material Adverse Effect or Acquired Companies Material Adverse Effect, and (ii) the representations and warranties set forth in Section 5.18(a) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date.
(c)	Closing Certificates. Each Exxaro Seller shall have furnished to Tronox a certificate, dated as of the Closing Date and executed by such Exxaro Seller’s chief financial officer (or analogous officer), certifying that each of the conditions set forth in Section 8.2(a) and Section 8.2(b) has been satisfied.
(d)	Acquired Employees, Indebtedness and Loan Accounts. Exxaro shall have delivered to Tronox the list of Indebtedness described in Section 5.7(c), the list of Acquired Employees described in Section 5.17(a) and the information about the Loan Accounts described in Section 5.4(d) (unless Exxaro elects not to effect the sale of the Loan Accounts, in which case this part of the condition will be deemed to have been waived).
(e)	No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change or effect that has had, or would reasonably be expected to have, an Exxaro Material Adverse Effect (as defined in clause (a) thereof) or an Acquired Companies Material Adverse Effect (as defined in clause (a) thereof).
(f)	Refinancing. Parent shall have either received the consent of the lenders under the credit agreements listed on Section 4.3 of the Tronox Disclosure Schedule or shall have repaid or refinanced all outstanding amounts under such agreements at Closing.
(g)	Dissenting Shares. No more than 10% of the outstanding shares of Tronox Common Stock as of the Closing shall be Dissenting Shares.
8.3	Conditions to Obligations of Exxaro.
     The obligation of Exxaro to complete the transactions contemplated herein is subject to the prior fulfillment of each of the following conditions; provided, however, that Exxaro may waive in writing any one or more of such conditions:

(a)	Performance of Obligations. Tronox shall have (i) complied with and performed, in all material respects, all the terms, covenants and conditions of this Agreement applicable to it, and (ii) shall have made all of the deliveries required to have been made hereunder by it on or prior to the Closing Date.
(b)	Representations and Warranties. The representations and warranties of Tronox set forth in Article 4 (other than the representations and warranties set forth in Section 4.16(a)) shall be true and correct (disregarding all qualifications or limitations as to “materiality” or “Tronox Material Adverse Effect” or similar qualifications) as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case, as of such specified date), except where failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Tronox Material Adverse Effect, and (ii) the representations and warranties set forth in Section 4.16(a) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date.
(c)	Closing Certificate. Tronox shall have furnished to the Exxaro Sellers a certificate, dated as of the Closing Date and executed by Tronox’s Chief Financial Officer, certifying that each of the conditions set forth in Section 8.3(a) and Section 8.3(b) has been satisfied.
(d)	No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change or effect that has had, or would reasonably be expected to have, a Tronox Material Adverse Effect (as defined in clause (a) thereof).
9.	CLOSING
9.1	Closing Date.
     Upon the terms and subject to the conditions set forth in this Agreement, the consummation of the transactions contemplated by this Agreement (including the Exxaro Sale and the Tronox Merger) shall take place at the closing (the “Closing”) to be held as promptly as reasonably practicable and in any event no later than the third Business Day following the satisfaction or waiver of the conditions set forth in Article 8 (other than those that by their terms cannot be satisfied until the time of the Closing, but subject to the satisfaction thereof at the Closing) at the offices of Orrick, Herrington & Sutcliffe LLP, 51 West 52nd Street, New York, New York, or at such other time, date or place as may be agreed to in writing by Exxaro and Tronox; provided, however, in the event the date on which the conditions set forth in Article 8 (other than those that by their terms cannot be satisfied until the time of the Closing, but subject to the satisfaction thereof at the Closing) are satisfied or waived occurs after the 20th day of a calendar month, the Closing shall be held on the last Business Day of such calendar month. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” In no event shall the Tronox Merger take effect without the consummation of the Exxaro Sale, nor shall the Exxaro Sale take effect without the consummation of the Tronox Merger; provided, however, upon consummation of both the Tronox Merger and the Exxaro Sale, the Tronox Merger shall be deemed to take effect immediately prior to the consummation of the Exxaro Sale. Prior to the filing of the Certificate of Merger pursuant to Section 3.2, (a) the Exxaro Sellers shall irrevocably deliver all of the deliveries contemplated by Section 9.2 that are related to the Exxaro Sale to Tronox’s outside counsel, Kirkland & Ellis LLP, and (b) Tronox and Parent shall irrevocably deliver all of the deliveries contemplated by

Section 9.3 that are related to the Exxaro Sale to the Exxaro Sellers’ outside counsel, Orrick, Herrington & Sutcliffe LLP, in each case, to be held in escrow and released automatically and irrevocably upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware without any additional action by any Party. All actions occurring at the Closing shall be deemed to occur simultaneously, unless otherwise specified in this Agreement, as agreed by the Parties or any document delivered at the Closing pursuant to the terms of this Agreement.
9.2	Deliveries by Exxaro.

At the Closing, Exxaro shall deliver, or cause to be delivered, to Tronox and Parent:
(a)	duly executed closing certificates in satisfaction of the closing condition set forth in Section 8.2(c);

(b)	share certificates issued in the name of Parent (or its designee), as specified by Parent, certificates representing the transferred shares of the Acquired Companies set forth on Annex 2.1(a)(ii) duly endorsed (or accompanied by a duly executed stock or share transfer form in registrable form) for transfer to Parent (or its designee), as applicable (and, without limiting the foregoing, each Exxaro Seller selling and transferring shares in the South African Acquired Companies hereby cedes to Parent or its designee, all of its rights, title and interest in and to such shares and all of its claims against the South African Acquired Companies on and with effect from the Closing Date);

(c)	executed copies of each Exxaro Consent obtained by Exxaro prior to the Closing;

(d)	in respect of each Operational Guarantee, either (i) a letter of termination in respect of the Exxaro Group’s obligations under such guarantee, duly signed by Exxaro (or the appropriate Retained Subsidiary, as applicable), in a form reasonably acceptable to Exxaro and Parent, or (ii) an assignment, assumption and novation agreement in a form reasonably acceptable to Exxaro and Parent in respect of the Exxaro Group’s obligations under such guarantee, duly signed by Exxaro (or the appropriate Retained Subsidiary, as applicable);

(e)	letters dated as of the Closing Date effecting the resignation of each director and officer of any Acquired Company who serves in such position solely as an Exxaro representative and not otherwise in an operational or managerial position with the Mineral Sands Business;

(f)	the Shareholder’s Deed, duly executed by Exxaro and each other Retained Subsidiary that will acquire Parent Class B Shares;

(g)	the South African Shareholders Agreement, duly executed by Exxaro and each of the South African Acquired Companies;

(h)	the Transition Services Agreement, duly executed by Exxaro and each of the South African Acquired Companies;

(i)	the Services Agreement, duly executed by Exxaro and each of the South African Acquired Companies;

(j)	the written cession of the Loan Accounts corresponding to the interests in the South African Acquired Companies received by Parent, duly executed by Exxaro, Exxaro Holding Sands and each South African Acquired Company or, in the event Exxaro elects not to effect the sale of the Loan Accounts, evidence of the termination or equitization of the Loan Accounts that is reasonably satisfactory to Tronox;

(k)	the general release contemplated by Section 6.1(j);

(l)	written consent or confirmation from Anglo Operations Limited and, to the extent a consent is required to be obtained prior to the completion of the Exxaro Sale under the applicable Contracts, from owners of Third Party Properties, that Exxaro TSA Sands and Exxaro Sands shall continue to be entitled to make use of the Anglo Properties and such Third Party Properties on the same basis as they were used prior to the Closing; and

(m)	all other documents required pursuant to this Agreement, all in form and substance reasonably satisfactory to Tronox’s counsel, as well as any further documentation or instruments as Tronox or its counsel may reasonably request to effectuate the terms of this Agreement.
9.3	Deliveries by Tronox and Parent.

At the Closing, Tronox and Parent shall deliver to Exxaro:
(a)	duly executed closing certificates in satisfaction of the closing condition set forth in Section 8.3(c);

(b)	share certificates issued in the name of the Exxaro Sellers (or their designee) representing the Exxaro Share Consideration and an excerpt from Parent’s updated register of members, in which the issuance of the Exxaro Share Consideration to the Exxaro Sellers (or their designee) has been registered;

(c)	in respect of each Operational Guarantee, either (i) a letter of termination in respect of the Exxaro Group’s obligations under such guarantee, duly signed by the beneficiary under such guarantee, and a replacement guarantee of Exxaro’s obligations under such guarantee, duly signed by Parent (or a Subsidiary of Parent acceptable to the beneficiary under such guarantee) and the beneficiary of such guarantee, in each case, in a form reasonably acceptable to Exxaro and Parent, or (ii) an assignment, assumption and novation agreement in a form reasonably acceptable to Exxaro and Parent in respect of the Exxaro Group’s obligations under such guarantee, duly signed by Parent (or a Subsidiary of Parent acceptable to the beneficiary under such guarantee) and the beneficiary under such guarantee;

(d)	executed copies of each Tronox Consent, unless all outstanding amounts under the credit agreements listed on Section 4.3 of the Tronox Disclosure Schedule shall have been repaid or refinanced;

(e)	the Shareholder’s Deed, duly executed by Parent and Additional Shareholder;

(f)	the South African Shareholders Agreement, duly executed by Parent;

(g)	the Transition Services Agreement, duly executed by Parent;

(h)	the Services Agreement, duly executed by Parent;

(i)	the written cession of the Loan Accounts corresponding to the interests in the South African Acquired Companies received by Parent, duly executed by Parent (provided that this provision shall not apply if Exxaro elects not to effect the sale of the Loan Accounts);

(j)	a certificate stating that Tronox is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;

(k)	a certified copy of the Amended Constitution as filed with ASIC; and

(l)	all other documents required pursuant to this Agreement, all in form and substance reasonably satisfactory to Exxaro’s counsel, as well as any further documentation or instruments as Exxaro or its counsel may reasonably request to effectuate the terms of this Agreement.
     10. SURVIVAL; INDEMNIFICATION
10.1	Survival Past Closing.
     The respective representations and warranties of the Parties contained in Article 4 and Article 5 and all claims for breaches of covenants or obligations that are to be fully performed prior to Closing shall survive the Closing for a period of 24 months from the Closing Date, with the exception of (a) the representations and warranties of Tronox as set forth in (i) Section 4.1 (Organization of the Tronox Group), Section 4.2 (Authorization of the Transaction), Section 4.5(a) (Validity of Shares), Section 4.6 (Tiwest Joint Venture) and Section 4.8(b) (No Undisclosed Liabilities) which will survive indefinitely; (ii) Section 4.18 (General Tax), Section 4.19 (Australian Tax) and Section 4.24 (Brokers’ Fees), which will survive until 90 days after the expiration of the applicable statute of limitations (including any valid extensions, whether automatic or permissive); and (iii) Section 4.14 (Environmental), which will survive for a period of six years after the Closing Date ((i) through (iii) collectively, the “Tronox Fundamental Representations”) and (b) the representations and warranties of the Exxaro Sellers as set forth in (i) Section 5.1 (Organization of the Exxaro Sellers and the Acquired Companies), Section 5.2 (Authorization of the Transaction), Section 5.4 (Capitalization of the Exxaro Sellers and the Acquired Companies), Section 5.5 (Validity of Shares), Section 5.6 (Tiwest Joint Venture) and Section 5.8(b) (No Undisclosed Liabilities), which will survive indefinitely; (ii) Section 5.20 (General Tax), Section 5.21 (Australian Tax), Section 5.22 (South Africa Tax) and Section 5.30 (Brokers’ Fees), which will survive until 90 days after the expiration of the applicable statute of limitations (including any valid extensions, whether automatic or permissive), and (iii) Section 5.13 (Prospecting and Mining Rights) and Section 5.16 (Environmental), which will survive for a period of six years after the Closing Date ((i) through (iii) collectively, the “Exxaro Fundamental Representations”); provided, in each case, that any such representation, warranty or covenant that would otherwise terminate will continue to survive if a written claim for indemnity describing in reasonable detail the basis of the claim shall have been made under this Article 10 on or prior to such termination date, until such claim has been satisfied or otherwise resolved. Each other provision of this Agreement will survive for the applicable statute of limitations period, unless a different period is expressly contemplated herein. The right to indemnification based on the representations, warranties, covenants, agreements and obligations of the Parties in this Agreement will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, agreement or obligation, subject to the qualifications and limitations expressly set forth in Article 4 and Article 5.
10.2	Indemnification by Exxaro.
     Following the Closing and subject to Section 10.1, Exxaro shall indemnify, defend and hold Parent and its Subsidiaries (including, for periods arising after the Closing Date, the Acquired Companies) and their officers, directors, employees, agents and Affiliates (other than Exxaro and its Subsidiaries and its and their officers, directors, employees, agents and Affiliates) (each, a “Parent Indemnitee”) harmless from and against any and all Losses incurred by any Parent Indemnitee arising out of or resulting from (a) any breach of any representation or warranty made by the Exxaro Sellers contained in Article 5 (without regard to any waiver by Tronox of any such breach pursuant to Section 8.2); provided that in determining whether there has been a breach and the Losses resulting from such breach, any limitation or qualification as to “material,” “Material Adverse Effect” or similar qualifications contained in such representations and warranties shall be disregarded; (b) any breach by Exxaro of any covenant or obligation of Exxaro under this Agreement; (c) Loss incurred by Parent or its Subsidiaries in respect of Subsidiary Guarantees for the period after the Closing Date; (d) any Taxes imposed or asserted against the properties, income or operations of the Acquired Companies, or for which an Acquired Company may otherwise be liable, for all Pre-Closing Tax Periods ((i) excluding Stamp Duties addressed in Section 7.3; (ii) excluding Taxes arising from any actions taken after the Closing Date in respect of the Supplemental Restructuring Plan, unless such action was taken principally for the benefit of Exxaro and the Retained Subsidiaries; (iii) excluding any Tax to the extent such Tax was taken into account in calculating the Acquired Companies Closing Net Working Capital; and (iv) including Taxes (other than Stamp Duties addressed in Section 7.3) imposed on the Acquired Companies for a Pre-Closing Tax Period and arising from actions taken on or prior to the Closing Date in respect of the implementation by Exxaro or the Acquired Companies of the Supplemental Restructuring Plan); (e) the Letsitele Right or the Gravelotte Right (regardless of whether the sale of these rights are completed before or after the Closing), including any Loss to Parent or its Subsidiaries as a result of (x) its facilitation of the sale or transfer of the Letsitele Right or the Gravelotte Right, (y) any indemnification or other obligations under the transaction documents for the sale of the Letsitele Right and the Gravelotte Right, or (z) any business activities conducted by the Acquired Companies relating to the Letsitele Right or the Gravelotte Right; provided, however, that Exxaro shall not have an indemnification obligation under this Section 10.2(e) to the extent, and only to the extent, that Losses result from an intentional breach or repudiation by Parent of any Contract relating to the transfer of the Letsitele Right or the Gravelotte Right; (f) all costs and expenses incurred after the Closing by the Acquired Companies or Parent and its other Subsidiaries in connection with the PPE Repair (excluding any costs or expenses taken into account in calculating the Acquired Companies Closing Net Working Capital); and (g) all Losses directly or indirectly arising from or related to Parent’s or its designee’s acquisition of the Loan Accounts pursuant to Section 2.1(a)(iii) and any subsequent action taken in accordance with Section 5.4(d) of the Exxaro Disclosure Schedule by Parent or its designee with respect to such acquired Loan Accounts, including the capitalization of such Loan Accounts into equity of the applicable South African Acquired Entity. For the avoidance of doubt, the Losses subject to indemnity pursuant to Section 10.2(g) shall include any and all incremental costs, expenses and Taxes (including additional Tax) incurred by Parent or any of its Subsidiaries (including any Acquired Company) or any other Parent Indemnitee that would not have been incurred or become due had such Loan Accounts been converted into equity of the applicable South

African Acquired Company prior to the Closing Date and had such equity been acquired by Parent or its Subsidiaries pursuant to Section 2.1(a)(ii), including any such costs, expenses and Taxes (including any Taxes incurred as a result of a reduction in the “base cost” of any Parent Indemnitee or base cost obtained by any Parent Indemnitee upon acquisition or conversion of the Loan Accounts for capital gains tax purposes or the reduction of any Tax loss in the hands of an Acquired Company) incurred following the Closing Date.
10.3	Indemnification by Parent.
     Following the Closing and subject to Section 10.1, Parent shall indemnify, defend and hold the Exxaro Group and its officers, directors, employees, agents, and Affiliates (in each case, other than the Acquired Companies) (each, an “Exxaro Indemnitee” and, together with the Parent Indemnitees, each, an “Indemnitee”) harmless from and against any and all Losses incurred by any Exxaro Indemnitee arising out of or resulting from (a) any breach of any representation or warranty made by Tronox contained in Article 4 (without regard to any waiver by Exxaro of any such breach pursuant to Section 8.3); provided that in determining whether there has been a breach and the Losses resulting from such breach, any limitation or qualification as to “material,” “Material Adverse Effect” or similar qualifications contained in such representations and warranties shall be disregarded; (b) any breach by Tronox of any covenant or obligation of Tronox under this Agreement; (c) any amount paid by Exxaro or its Subsidiaries in respect of the Operational Guarantees for the period after the Closing Date in accordance with Sections 9.2(d) and 9.3(c); and (d) any Taxes imposed or asserted against the properties, income or operations of Parent or any member of the Tronox Group, or for which a member of the Tronox Group may otherwise be liable, for all Pre-Closing Tax Periods, including any Tax that become payable by any member of the Tronox Group as a result of the Tronox Delinquent Tax Returns ((i) excluding any Stamp Duties addressed in Section 7.3; (ii) excluding Income Taxes that are attributable to the restructuring of Tronox’s indirect interest in the Tiwest Business or any actions taken after the Closing Date in respect of the Supplemental Restructuring Plan; (iii) including any other Taxes (other than Stamp Duties addressed in Section 7.3) imposed on any member of the Tronox Group or Parent for a Pre-Closing Tax Period and arising from actions taken on or prior to the Closing Date in respect of the implementation by the Tronox Group of the Supplemental Restructuring Plan, and (iv) excluding any Tax to the extent such Tax was taken into account in calculating Tronox Closing Net Working Capital).
10.4	Limitations on Indemnification.
     The indemnification obligations of the Exxaro Sellers pursuant to Section 10.2(a) and the indemnification obligations of Parent pursuant to Section 10.3(a) shall be subject to the following limitations:
(a)	Neither Parent nor the Exxaro Sellers shall be obligated to indemnify the other against any Losses until the Exxaro Indemnitees or the Parent Indemnitees, as applicable, have incurred aggregate Losses pursuant to Section 10.2(a) or Section 10.3(a), as applicable, in excess of US$20 million (the “Basket”); provided, however, that the Basket shall not be applicable to (a) claims for indemnification against Parent for breaches of the Tronox Fundamental Representations, in which case, the Exxaro Indemnitees shall be entitled to receive the full amount of their Losses, subject to Section 10.4(b) below, or (b) claims for indemnification against the Exxaro Sellers for breaches of the Exxaro Fundamental Representations, in which case the Parent Indemnitees shall be entitled to receive the full amount of their Losses, subject to Section 10.4(c) below. At such time as the aggregate Losses (including Losses arising out of the matters set out in the above proviso) incurred by the Parent Indemnitees, on the one hand, or the Exxaro Indemnitees, on the other hand, shall exceed the Basket, such party shall be entitled to receive the full amount of its Losses (and not only that portion which is in excess of the Basket).

(b)	Parent shall not be required to make indemnity payments to the Exxaro Indemnitees for any Losses in an aggregate amount greater than US$937,500,000, other than for a breach of the Tronox Fundamental Representations, for which Parent’s aggregate indemnification obligation under this Agreement shall be limited to US$1,875,000,000.

(c)	The Exxaro Sellers shall not be required to make indemnity payments to the Parent Indemnitees for any Losses in an aggregate amount greater than US$,937,500,000, other than for a breach of the Exxaro Fundamental Representations, for which the Exxaro Sellers’ aggregate indemnification obligation under this Agreement shall be limited to US$1,875,000,000.

(d)	In no event shall any Indemnitee be entitled to double recovery hereunder. If any circumstance constitutes a breach of more than one representation, warranty or covenant or gives rise to a Loss that is indemnifiable under more than one clause of Section 10.2 or Section 10.3 or is otherwise remedied in whole or in part pursuant to any other provision of this Agreement, to the extent the Indemnitee(s) shall have recovered an amount of Losses pursuant to this Agreement, the Indemnitee(s) shall not be entitled to recover the same amount of Losses under another provision of this Agreement.
10.5	Exclusive Remedy.
     From and after the Closing, the provisions of Section 6.1(f) (Non-Solicitation of Employees), Section 6.1(g) (Non-Competition), Section 6.2(i) (Non-Solicitation of Employees), and this Article 10 shall be the sole and exclusive remedy for any claim for monetary damages arising under this Agreement, other than in the event of fraud, any intentional and material breach of this Agreement that was not expressly waived at the Closing, or any breach of any Restrictive Covenant; provided, however, that this Section 10.5 shall not apply to any claim for Taxes pursuant to Sections 7.1(a) or 7.1(c) hereof. Notwithstanding the foregoing, (a) nothing contained herein shall impair the right of any Party to compel specific performance by another Party of its obligations or seek injunctive relief under this Agreement, and (b) if any Indemnitee successfully asserts any indemnification claim based on fraud, any intentional and material breach of this Agreement that was not expressly waived at the Closing, or any breach of any Restrictive Covenant, none of the limitations contained in this Agreement (including those set forth in Section 10.1 and 10.4) shall apply to such claim.
10.6	Indemnification Procedures.
(a)	In accordance with the procedure described in Section 10.6(j) below, any Indemnitee desiring to make a claim for indemnification shall promptly give notice (a “Claim Notice”) to the Party (either Parent or Exxaro) to whom such Person is making a claim for indemnification (as applicable, the “Indemnitor”) of any matter which such Indemnitee(s) has determined has given rise to, or is reasonably likely to result in, a right of indemnification under this Agreement. The written notice shall state the basis of such claim, the amount of the Losses, if known, and the method of computation thereof, all with reasonable particularity and including documentary proof, if available, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that failure to so notify the Indemnitor shall not relieve the Indemnitor from any liability which it may have on account of the claim, except and only to the extent the Indemnitor shall have been actually and materially prejudiced by such failure.

(b)	If an Indemnitee receives notice of any claim or proceeding initiated by a third party which is or may be subject to indemnification (other than any claim or proceeding related to Taxes) (each, a “Third Party Claim”), such Indemnitee shall promptly give Parent and Exxaro written notice of such Third Party Claim; provided, however, that failure to so notify the Indemnitor shall not relieve the Indemnitor from any liability which it may have on account of the Third Party Claim, except and only to the extent the Indemnitor shall have been actually and materially prejudiced by such failure. In such event, the Indemnitee shall permit the Indemnitor, at the Indemnitor’s option, to participate in the defense of such Third Party Claim by counsel of the Indemnitor’s own choice and at the Indemnitor’s own expense. If, however, the Indemnitor acknowledges in writing its obligation to indemnify the Indemnitee hereunder against all Losses that may result from such Third Party Claim, subject to the limitations set forth in this Article 10, then the Indemnitor shall be entitled, at the Indemnitor’s option, to assume and control the defense of such claim by counsel of Indemnitor’s own choice and at Indemnitor’s own expense; provided that the Indemnitor and its counsel shall proceed with diligence and good faith with respect thereto. Notwithstanding the foregoing, the Indemnitee shall have the right to employ separate counsel in any Third Party Claim and the fees and expenses of such counsel shall be at the expense of such Indemnitor if: (i) the Indemnitor has failed to promptly assume the defense and employ counsel or (ii) the named parties to any such Third Party Claim (including any impleaded parties) include such Indemnitee and any Indemnitor, and such Indemnitee shall have been advised by such Indemnitee’s counsel that there is a conflict of interest between the Indemnitor and such Indemnitee with respect to such Third Party Claim or with respect to any legal defense which may be available; provided, however, that the Indemnitor shall not in such event be responsible hereunder for the fees and expenses of more than one firm of separate counsel in each relevant jurisdiction in connection with any claim or proceeding.

(c)	In the event the Indemnitor exercises its right to undertake the defense of any Third Party Claim, the Indemnitee shall reasonably cooperate with the Indemnitor in such defense and make available to the Indemnitor witnesses, pertinent records, materials and information in its possession or under its control relating thereto as are reasonably requested by the Indemnitor. Similarly, in the event the Indemnitee is, directly or indirectly, conducting the defense against any Third Party Claim, the Indemnitor shall reasonably cooperate with the Indemnitee in such defense and make available to the Indemnitee witnesses, pertinent records, materials and information in its possession or under its control relating thereto as are reasonably requested by the Indemnitee. No Third Party Claim may be settled by the Indemnitor without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed; provided, however, that the Indemnitor may settle such Third Party Claim without the consent of the Indemnitee so long as the settlement (i) includes an unconditional release of the Indemnitee, in form and substance reasonably satisfactory to the Indemnitee, from the third party claimant, (ii) does not impose any injunctive or other equitable relief on the Indemnitee, (iii) does not involve any criminal liability or admission of wrongdoing by the Indemnitee and its Affiliates, (iv) does not involve any Governmental Entity as party thereto, and (v) any monetary relief is fully covered by the indemnification payment provided for under Section 10.2 and 10.3, as applicable. No Third Party Claim which is being defended in good faith by the Indemnitee alone, or jointly with the Indemnitor, shall be settled by the Indemnitee without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed; provided, however, that the Indemnitee may settle such claim without the consent of the Indemnitor so long as the settlement does not impose any actual or contingent liabilities or obligations on the Indemnitor to the Indemnitee or the third party claimant.

(d)	If an Indemnitee receives notice of any inquiry, claim, assessment, audit, proceeding or similar event relating to Taxes for a Pre-Closing Tax Period which is or may be subject to indemnification (each, a “Tax Claim”), the Indemnitee shall within 10 days of receipt notify the Indemnitor in writing (any such inquiry, claim, assessment, audit, proceeding or similar event, a “Tax Matter”). The Indemnitor, at its sole expense, shall have the authority to represent the interests of the Indemnitee with respect to any Tax Matter before the applicable Taxing Authority or other Governmental Entity and shall have the sole right to control the defense, compromise or other resolution of any Tax Matter, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, a Tax Matter; provided, however, that the Indemnitor shall not enter into any settlement of or otherwise compromise any Tax Matter that adversely affects the Tax liability of the Indemnitee or any Affiliate of the Indemnitee for any period without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed. The Indemnitor shall keep the Indemnitee fully and timely informed with respect to the commencement, status and nature of any Tax Matter. The Indemnitor shall, in good faith, allow the Indemnitee, at its sole expense, (i) to make comments to the Indemnitor regarding the conduct of or positions taken in any such proceeding, which the Indemnitor shall consider in good faith and (ii) to participate in any meetings with any Taxing Authorities that relate to such Tax Matters.

(e)	With respect to any claim for indemnification pursuant to this Article 10 that does not involve a Third Party Claim, if the Indemnitor does not notify the Indemnitee within 30 Business Days of its receipt of the Claim Notice that the Indemnitor disputes such claim for indemnification, the amount of such claim shall be conclusively deemed indemnifiable by the Indemnitor hereunder. If the Indemnitor makes an objection in writing (which such writing must include a reasonable description of the Indemnitor’s basis for such objection(s)), the Indemnitee shall have 15 Business Days to respond in a written statement to such objection(s). If after such 15 Business Day period there remains a dispute as to any such claim, the affected parties shall attempt in good faith for 30 Business Days to agree upon the rights of the respective affected parties with respect to such Claim. If the affected parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by all affected parties. If such parties shall not agree, the Indemnitee shall be entitled to initiate a Proceeding and seek remedies as may be permitted under the terms of this Agreement.

(f)	If an Indemnitor pays an amount to an Indemnitee pursuant to a claim for indemnification under this Article 10 and the Indemnitee or its Subsidiary actually receives or actually realizes in connection therewith any refund or any reduction of, or credit against, its cash Tax liabilities in the taxable year in which the indemnification amount is paid (a “Tax Benefit”), the

Indemnitee shall pay to the Indemnitor an amount that is equal to the actual net benefit (calculated on the basis of the actual reduction in cash payments for Taxes), after Tax, which was obtained by the Indemnitee in such year as a consequence of such Tax Benefit; provided, however, that (i) the Indemnitee shall not be obligated to file amended Tax Returns for such purpose; (ii) any Taxes that are imposed on the Indemnitee or any of its Affiliates as a result of a disallowance or reduction (including through the expiration of any Tax credit carryover or carryback of the Indemnitee that otherwise would not have expired) of any Tax Benefit with respect to which the Indemnitee has made a payment to the Indemnitor pursuant to this Article 10 shall be treated as a Tax for which the Indemnitor is obligated to indemnify the Indemnitee pursuant to this Article 10 without any exclusions or defenses; and (iii) nothing in this Section 10.6(f) shall require an Indemnitee to disclose any confidential information to an Indemnitor (including its Tax Returns).

(g)	For purposes of calculation of the indemnification due by the Indemnitor, any amounts paid to the Indemnitee (or to any of its Subsidiaries) under insurance policies or any other paid amount from a third party directly compensating the Loss for which a claim is made hereunder (after deducting costs of collection) shall be deducted. If the Indemnitor pays an indemnity in respect of a Loss and the Indemnitee (or any of its Subsidiaries) subsequently recovers (even after expiration of the relevant time limit set forth in Section 10.1) all or part of the amount of such indemnity from a third party (including insurance companies or Taxing Authorities), the Indemnitee, within 30 days of receipt, shall pay to the Indemnitor the amount thereby recovered up to the amount paid by the Indemnitor.

(h)	The Indemnitor shall not be held liable for indemnification with respect to a Loss or the increased portion of a Loss, as the case may be, to the extent such Loss, or increased portion of the Loss, for which indemnification is sought is solely attributed to (i) any willful misconduct on the part of the Indemnitee after the Closing; (ii) any change in accounting methods (including consolidation methods) or policies of the Indemnitee after the Closing; or (iii) any breach of representation, warranty or covenant to the extent (and only to the extent) that the liability for such breach occurs or is increased as a result of any Tax-related or other Law enacted after the Closing with retroactive effect.

(i)	In the event the Indemnitee (or any of its Subsidiaries) is entitled to recover from a third party any sum which could be the subject of an indemnification claim, the Indemnitee and its Subsidiaries shall take all commercially reasonable steps in order to enforce its rights against the relevant third party.

(j)	All rights and obligations arising under this Article 10 for the benefit of or to be performed by any Party’s officer, director, employee, agent, Subsidiary or Affiliate as a result of it becoming an Indemnitee shall only be enforceable by, or performed by, as the case may be, the Party with respect to which such Indemnitee is an officer, director, employee, agent, Subsidiary or Affiliate, on behalf of such Indemnitee. All rights under this Article 10 shall inure to the sole benefit of the parties and Persons specifically referred to in this Agreement and their successors and assigns.

(k)	The Parties shall treat any indemnification payment made pursuant to this Article 10 as an adjustment to the purchase price unless otherwise required by a closing agreement with an applicable Taxing Authority or the non-appealable decision of a court of competent jurisdiction over such matters.

(l)	No Indemnitor shall be liable for, and the Indemnitees release each Indemnitor from, any punitive, exemplary or special damages of any nature arising at any time suffered by an Indemnitee. Notwithstanding the foregoing, in the event that any third party not affiliated with an Indemnitee is entitled to compensation from any Indemnitee for punitive, exemplary or special damages of any nature, nothing contained in this Section 10.6(l) shall limit or impede the obligations of an Indemnitor to such Indemnitee regarding indemnification for amounts paid or payable by the Indemnitee with respect to such damages.

(m)	The Indemnitor’s obligation to indemnify the Indemnitee pursuant to this Agreement with respect to any environmental cleanup or remedial action shall be limited to cost effective actions as are required to achieve or attain compliance with applicable remedial or cleanup standards under applicable Environmental, Health and Safety Requirements assuming continued industrial or commercial use of the relevant property, employing, where applicable, risk-based remedial standards and institutional controls provided that such standards or controls will not unreasonably interfere with ongoing industrial or commercial operations at the relevant property or facility. The Indemnitor shall have the right, but not the obligation, to undertake control over any investigatory, corrective or remedial action associated with any environmental matter or condition with respect to which it may have an indemnification obligation thereunder subject to an obligation to keep the Indemnitee reasonably apprised of major developments, including providing copies of all reports, workplans and analytical data submitted to governmental agencies, all notices or other letters or documents received from governmental agencies, any other documentation and correspondence materially bearing on the action, and notices of meetings, and to reasonably consult with the Indemnitee, with respect to such action. The Indemnitee shall have the right, at its sole cost and expense, to reasonably participate in the management of such action. Such participation shall include: (i) the opportunity to attend and participate in meetings; and (ii) the right to approve in advance material actions by the Indemnitor.

(n)	In the event that any Indemnitee commences an action in order to recover Losses hereunder, upon final determination of a court of competent jurisdiction or arbitrator with respect thereto, the non-prevailing party in such action shall reimburse the prevailing party’s reasonable costs and expenses (including reasonable attorney’s fees) incurred in connection with such action.
10.7	Information.
     Upon any claim being made against an Indemnitor under this Article 10, the Indemnitee shall furnish (including the right to copy) the Indemnitor (and its employees, counsels and agents) with all financial, operating and other data and information (excluding any information relating to any dispute between the Parties regarding any adjustment pursuant to Section 2.3 or any indemnification obligations under this Article 10) as Indemnitor may reasonably request, to the extent such information pertains to the claim and is not restricted by any confidentiality obligation or by applicable Law and subject to appropriate confidentiality undertakings.

10.8	No Contribution.
     The Exxaro Sellers acknowledge that none of them nor any of their Affiliates shall have any right to indemnification, contribution or other recovery of any kind (in any capacity whatsoever) from Parent or any of its Affiliates (including the Acquired Companies) to the extent of any Loss for which the Exxaro Sellers or any of their Affiliates are liable to indemnify any Parent Indemnitee under Section 10.2 (or would be liable other than for the effect of any limitations including as to time, survival periods, deductibles, thresholds, caps and knowledge or materiality qualifiers), notwithstanding anything to the contrary in any organizational documents of or Contracts with the Acquired Companies, at Law or otherwise.
10.9	Tax Gross-Up.
     If any Indemnitor is liable to pay an amount to any Indemnitee under this Agreement and that payment is subject to Tax to the recipient (or the Head Company of a Consolidated Group or MEC Group of which the recipient is a member), then the payment must be grossed-up by such amount as is necessary to ensure that the net amount retained after deduction of Tax equals the amount that would have been retained had the Tax not been payable; provided, however, that if such a payment is treated as an adjustment to the purchase price that reduces an Indemnitee’s tax basis in one or more assets, within the meaning of Section 1012 of the IRC (or any similar concept under non-U.S. law), then such reduced basis will not give rise to an additional claim for a gross-up under this Section 10.9.
11. EFFECTIVENESS; TERMINATION OF AGREEMENT
11.1	Effectiveness.
     This Agreement shall become effective and shall be binding on the Parties upon its execution by each Party; provided that Section 2.1 and Article 8 shall not be binding on the Parties and shall be of no force or effect unless and until the following conditions (the “Regulatory Preconditions”) have been satisfied:
(a)	One of the following actions shall have occurred: (i) each of Exxaro and Tronox has received a written notice under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “FATA”) issued by or on behalf of the Treasurer of the Commonwealth of Australia stating that the Commonwealth Government of Australia does not object to the transactions contemplated by this Agreement, either unconditionally or on terms that are acceptable to Exxaro and Tronox (acting reasonably); (ii) the Treasurer of the Commonwealth of Australia becomes precluded from making an order in relation to the subject matter of this Agreement and the transactions contemplated by it under the FATA; or (iii) an interim order is made under the FATA in respect of the transactions contemplated by this Agreement and the subsequent period for making a final order prohibiting the transactions contemplated by this Agreement elapses without a final order being made;

(b)	The receipt of consent from the South African Competition Tribunal to the transactions contemplated in this Agreement;

(c)	The consent by the Financial Surveillance Department of the South African Reserve Bank to the transactions contemplated in this Agreement;

(d)	The consent of the South African National Treasury to the holding by the Exxaro Sellers of the Parent Class B Shares; and

(e)	The consent of the Minister of the Department of Mineral Resources, Republic of South Africa, pursuant to Section 11 of the MPRDA to the change in control of the South African Acquired Companies.
Nothing in this Agreement will cause a binding agreement for the transfer of the shares of the Acquired Companies to Tronox or the issuance of any Parent Class B Shares to the Exxaro Sellers unless and until any of the Regulatory Preconditions have been satisfied, and no Person will obtain rights in relation to any shares as a result of this Agreement unless and until any of the Regulatory Preconditions have been satisfied.
11.2	Events of Termination.
     This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Closing Date:
(a)	by the mutual consent of Tronox and Exxaro;

(b)	by either Tronox or Exxaro if the Closing shall not have occurred on or prior to June 30, 2012, or such later date as is agreed in writing by Exxaro and Tronox (the “Outside Date”); provided, however, that if on the Outside Date the conditions to Closing set forth in Section 8.1(b), Section 8.1(c) or Section 8.1(d) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on the Closing Date), then either Tronox or Exxaro, through written notice to the other, shall have a one-time right to extend the Outside Date to a date that is on or prior to September 30, 2012; provided, further, that if the Closing shall not have occurred as a result of the breach by any Party of its representations, warranties, covenants or agreements contained in this Agreement, then the Party responsible for such breach shall not have the right to terminate this Agreement pursuant to this Section 11.2(b);

(c)	by Exxaro, on the one hand, or by Tronox, on the other hand, if a breach of this Agreement has been committed by the other Party, which breach will render any of the closing conditions set forth in Article 8 incapable of satisfaction, and such breach has not been cured within 45 days after notice thereof to such other Party (provided such material breach is capable of being cured) or expressly waived in writing;

(d)	by either Tronox or Exxaro if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order which is in effect and has the effect of making the Tronox Merger, the transfer of the Acquired Companies to Tronox, the issuance of the Exxaro Share Consideration illegal or otherwise prohibiting consummation of such transfers and transactions and such statute, rule, regulation, injunction or other order has become final and non-appealable; provided, however, that the right to terminate under this Section 11.2(d) shall not be available to any Party whose failure to comply in any material respect with any provision of this Agreement has been a direct cause of, or resulted directly in, such action; or

(e)	by Exxaro, within five Business Days of Exxaro receiving specific written notification from Tronox of the occurrence of any Tronox Change in Recommendation effected pursuant to the proviso in Section 6.2.
11.3	Effect of Termination.
(a)	In the event that either Tronox or Exxaro elects to terminate this Agreement pursuant to any provision of Section 11.2 expressly giving such party the right to terminate this Agreement, this Agreement shall forthwith terminate and have no further effect, and neither Party shall have any further obligation or liability (except that this Section 11.3 and Section 6.3(e), Section 6.3(j), and Article 12 shall survive any termination of this Agreement); provided, however, that no Party shall be relieved or released from any liabilities for damages incurred or suffered by another Party, to the extent such liabilities or damages were the result of fraud or the willful and material breach by the first Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching Party with the actual knowledge that the taking of such act would cause or result in a breach of this Agreement.

(b)	If Exxaro terminates this Agreement pursuant to Section 11.2(e), Tronox shall pay the Termination Fee to Exxaro in cash by wire transfer of same-day available funds, within five Business Days following such termination. Each Party acknowledges that the payment amount set out in this Section 11.3(b) is a payment of liquidated damages which is a genuine pre-estimate of the damages which Exxaro will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Tronox hereby irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Notwithstanding anything to the contrary in this Agreement, each Party acknowledges and agrees on behalf of itself and its Affiliates that if the Termination Fee becomes payable and is paid by Tronox pursuant to this Section 11.3(b), the right to receive the Termination Fee shall constitute the sole and exclusive remedy of the Exxaro Sellers and their respective Affiliates and Representatives in connection with the termination of this Agreement, and none of the Tronox Parties nor any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.
12. MISCELLANEOUS
12.1	Notices.
     All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by e-mail, telecopy or facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice.
If to any Tronox Party, to:
Tronox Incorporated
3301 NW 150th Street
Oklahoma City, OK 73134
United States
Attention: Michael Foster
Facsimile: +1 405 775 5155
E-mail: michael.foster@tronox.com
with a copy to (which shall not constitute notice):
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
United States
Attention: Daniel Wolf
Facsimile: +1 212 446 4900
E-mail: daniel.wolf@kirkland.com
If to any Exxaro Seller, to:
Exxaro Resources Limited
Roger Dyason Road
Pretoria West, 0183
South Africa
Attention: Riaan Koppeschaar
Facsimile: +27 12 307 4145
E-mail: riaan.koppeschaar@exxaro.com
with a copy to (which shall not constitute notice):
Orrick, Herrington & Sutcliffe LLP
51 W. 52nd Street
New York, NY 10019
United States
Attention: Peter O’Driscoll
Facsimile: +1 212 506 5151
E-mail: podriscoll@orrick.com
12.2	Entire Agreement.
     This Agreement, the Ancillary Agreements, together with the Annexes and Schedules referred to herein and therein, and the documents and instruments to be executed and delivered pursuant hereto and thereto, constitutes the entire understanding and agreement by and among the Parties hereto with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and understandings among such parties with respect to the subject matter hereof, other than the NDA, which shall survive the execution and delivery of this Agreement until the Closing, at which time the NDA shall terminate.
12.3	Amendments and Waivers.
     This Agreement may be amended only by an instrument in writing signed by all of the Parties. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by an instrument in writing and signed by the Party against whom such amendment or waiver is sought to be enforced. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by any Party, preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
12.4	Successors and Assigns.
     Neither this Agreement nor any rights hereunder may be assigned by any Party without the prior written consent of the other Parties, except that after the Closing, (i) any Party may, without the prior written consent of the other Parties, assign any or all of its rights and obligations under this Agreement to one or more of its Affiliates, but no such assignment shall relieve the assigning Party of its obligations hereunder if such assignee does not perform such obligations, and (ii) upon receiving Exxaro’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), each Tronox Party may assign any or all of its rights or obligations to any third party who subsequently purchases all or substantially all of the equity or assets of any Acquired Company, Tiwest or the Mineral Sands Business. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.
12.5	Governing Law.
     This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach thereof (whether in contract, in tort or otherwise) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any conflicts of laws or other principles thereof that would result in the application of the Laws of another jurisdiction, either as to substance or procedure.
12.6	Severability.
     If any provisions of this Agreement as applied to any part or to any circumstance shall be adjudged by a court to be invalid or unenforceable, the same shall in no way affect any other provision of this Agreement, the application of such provision in any other circumstances or the validity or enforceability of this Agreement.

12.7	No Third-party Beneficiaries.
     Except as expressly set forth herein, nothing in this Agreement, express or implied, shall create or confer on any Person other than the Parties or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.
12.8	Post-Closing Dispute Resolution.
(a)	Except as otherwise provided in Sections 2.4, 6.1(f), 6.1(g) , 6.2(i) and 12.9, from and after the Closing, any and all disputes, controversies and claims between or among the Parties and arising under, relating to or in connection with, this Agreement, in any manner whatsoever, whether in contract, in tort, or otherwise, and including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement (each, a “Dispute”), shall be settled by arbitration by a tribunal of three arbitrators constituted and acting under the American Arbitration Association Arbitration Rules then in force (the “Rules”) in accordance with the following terms and conditions:
(i)	In the event of any conflict between the Rules and the provisions of this Agreement, the provisions of this Agreement shall prevail.

(ii)	The seat of arbitration shall be the Borough of Manhattan, New York City, unless otherwise agreed by the Parties, and the fact that hearings are held elsewhere shall not affect the seat of arbitration.

(iii)	The following procedures shall govern the selection of arbitrators:
(A)	The chairman shall be either (x) a former judge of a U.S. federal court, (y) a former judge of the Delaware Chancery Court, or (z) a former judge of the New York Court of Appeals.

(B)	Where there is only one claimant party and one respondent party, the claimant party shall appoint one arbitrator in accordance with the Rules, the respondent party shall appoint one arbitrator in accordance with the Rules within 30 days after the appointment of the first arbitrator, and the two arbitrators so appointed shall appoint the third (and presiding) arbitrator in accordance with the Rules within 30 days after the appointment of the second arbitrator.

(C)	In the event of an inability by the two party-nominated arbitrators to agree on a third arbitrator in accordance with Section 12.8(a)(iii)(B) above, the appointing authority for the third arbitrator shall be the International Centre for Dispute Resolution, acting in accordance with the Rules. The International Centre for Dispute Resolution shall use its commercially reasonable best efforts to appoint such third arbitrator within 30 days of an application being made for such purpose.

(D)	Following the appointment by a claimant or claimants or a respondent or respondents of the first arbitrator in circumstances in which there is more than one claimant party or respondent party, the remaining claimants or respondents, as the case may be, shall attempt to agree between or among themselves on the appointment of a second arbitrator within 30 days after the appointment of the first arbitrator, and to appoint such individual to serve as the second arbitrator. Should they (x) fail to so agree, and (y) provide written notice of such disagreement within 30 days of the appointment of the first arbitrator, then, within 10 days after the date of the first such notice, any such claimant or respondent may nominate a candidate to serve as the second arbitrator. Within 30 days after the end of such 10 day period for nominations, the International Centre for Dispute Resolution shall choose one of the candidates so nominated to serve as the second arbitrator, in accordance with such rules as it may adopt for such purpose. The arbitration (including with respect to the appointment of the third arbitrator) shall thereafter proceed in accordance with this Section 12.8.
(iv)	The English language shall be the language for the arbitration proceeding.

(v)	The arbitral tribunal shall have the power to grant any remedy or relief that it deems just and equitable and that is in accordance with the terms of this Agreement, including specific performance, and including, but not limited to, injunctive relief, whether interim or final, and any such relief and any interim, provisional or conservatory measure ordered by the arbitral tribunal may be specifically enforced by any court of competent jurisdiction. Each party to the arbitration proceeding retains the right to seek interim, provisional or conservatory measures in accordance with Section 12.8(d), and any such request shall not be deemed incompatible with the agreement to arbitrate or constitute a waiver of the right to arbitrate.

(vi)	The award of the arbitral tribunal shall be final and binding on the Parties to the arbitration proceeding.

(vii)	The award of the arbitral tribunal may be enforced by any court of competent jurisdiction and may be executed against the Person and assets of the losing Party in any competent jurisdiction. For the avoidance of doubt, the Parties acknowledge and agree that a court of any jurisdiction where the assets of a Party against which enforcement is sought may be found is a court of competent jurisdiction, and the Parties irrevocably consent to the exercise of personal jurisdiction in any such court.
(b)	Except for arbitration proceedings pursuant to Section 12.8(a), no Proceeding (other than Proceedings for the confirmation or enforcement of an arbitration award, an action to compel arbitration or an application for interim, provisional or conservatory measures in connection with the arbitration) shall be brought by or between the Parties from and after the Closing in connection with any Dispute.

(c)	Each Party irrevocably appoints CT Corporation System, located on the date hereof at 111 Eighth Avenue, 13th Floor, New York, NY 10011, as its true and lawful agent and attorney to accept and acknowledge service of any all process against it in any Proceeding permitted by this Section 12.8, with the same effect as if such Party were a resident of the

State of New York, and had been lawfully served with such process in such jurisdiction, and waives all claims of error by reason of such service; provided that the Party effecting such service shall also deliver a copy thereof on the date of such service to the other Parties by facsimile in accordance with Section 12.1. Each Party will enter into such agreements with such agent as may be necessary to constitute and continue the appointment of such agent hereunder. In the event that any such agent and attorney resigns or otherwise becomes incapable of acting, the affected Party will appoint a successor agent and attorney in the State of New York, reasonably satisfactory to the other Parties, with like powers.

(d)	Each Party hereby irrevocably submits to (i) the non-exclusive jurisdiction of the United States District Court for the Southern District of New York, located in the Borough of Manhattan, New York City (the “New York Court”), in connection with any Proceeding for the confirmation or enforcement of an arbitration award, and (ii) the exclusive jurisdiction of the New York Court in connection with any application for interim, provisional or conservatory measures in connection with an arbitration (in each case, as referred to in Section 12.8(b) above) or an action to compel arbitration (provided that each Party retains the right to file a motion to compel arbitration (or its equivalent) in a court other than the New York Court in response to an action commenced or a motion or application made by another Party or its agents, Subsidiaries or Affiliates, or their respective Representatives in such other court); provided, however, that nothing in this Section 12.8(d) shall preclude, in any manner whatsoever, any Party from seeking the enforcement of (A) any order or judgment, whether provisional or final, of any United States federal district court or (B) any order, directive, award or ruling, whether interim or final, of any arbitral tribunal in any arbitration proceeding hereunder.

(e)	Each Party hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding brought in the New York Court, and any claim that any such Proceeding brought in the New York Court has been brought in an inconvenient forum. Nothing herein shall affect the right of any Party to serve process in any other manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction in a manner not inconsistent with Section 12.8(b).
12.9	Pre-Closing Dispute Resolution.
(a)	Any Proceeding relating to any Dispute arising after the date hereof and prior to the Closing Date shall be brought solely and exclusively in the Delaware Chancery Court or the United States District Court for the District of Delaware (each, a “Delaware Court” and collectively, the “Delaware Courts”). Each of the Parties hereby agrees that a final judgment (subject to any appeals therefrom) in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on judgment or in any other manner provided by Law. Each Party hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts in respect of any Proceeding relating to any Dispute referred to in this Section 12.9(a). Each Party hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding brought in the Delaware Courts, and any claim that any such Proceeding brought in the Delaware Courts has been brought in an inconvenient forum. Nothing herein shall affect the right of any Party to serve process in any other manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction in a manner not inconsistent with Section 12.8(b).

(b)	Each Party irrevocably appoints The Corporation Trust Company, located on the date hereof at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801 as its true and lawful agent and attorney to accept and acknowledge service of any all process against it in any Proceeding permitted by this Section 12.9, with the same effect as if such Party were a resident of the State of Delaware, and had been lawfully served with such process in such jurisdiction, and waives all claims of error by reason of such service; provided that the Party effecting such service shall also deliver a copy thereof on the date of such service to the other Parties by facsimile in accordance with Section 12.1. Each Party will enter into such agreements with such agent as may be necessary to constitute and continue the appointment of such agent hereunder. In the event that any such agent and attorney resigns or otherwise becomes incapable of acting, the affected Party will appoint a successor agent and attorney in the State of Delaware, reasonably satisfactory to the other Parties, with like powers.

(c)	Except for judicial proceedings pursuant to Section 12.9(a), no Proceeding shall be brought by or between the Parties prior to the Closing in connection with any Dispute.
12.10	Commercial Capacity of Parties. Each Party hereby represents and acknowledges that it is acting solely in its commercial capacity in executing and delivering this Agreement and in performing its obligations hereunder, and each Party hereby irrevocably waives, with respect to all disputes, claims, controversies and all other matters of any nature whatsoever that may arise under or in connection with this Agreement and any other document or instrument contemplated hereby, all immunity it may otherwise have as a sovereign, quasi-sovereign or state-owned entity (or similar entity) from any and all Proceedings (whether legal, equitable, arbitral, administrative or otherwise), attachment of assets, and enforceability of judicial or arbitration awards.
12.11	Specific Performance.
     Each Party acknowledges and agrees that the Parties would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, so that, in addition to any other remedy that a Party may have under Law or equity, each Party shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, including the Closing. Each of the Parties hereto hereby waives (i) any defense that a remedy at Law would be adequate in any action for specific performance and (ii) any requirement under any applicable Law to post a bond or other security as a prerequisite to obtaining equitable relief.
12.12	Parent Special Committee.
     After the Closing, the Board of Directors of Parent shall delegate all of the authorities with respect to the matters contemplated by or related to this Agreement, including those contemplated by Sections 2.2(b)(ii), 2.4, 2.5, 2.6, 2.7, 6.1(f), 6.1(g), 6.1(k), 6.2(d), 6.2(i), 6.3(b), 6.3(c), 6.3(e), 6.3(k), 6.3(l), 6.3(m), 6.3(o), Article 7, Article 10 and Section 12.8 to the Special Committee contemplated by the Shareholder’s Deed.

12.13	Waiver of Jury Trial.
     The Parties hereby unconditionally and irrevocably waive their right to trial by jury in any judicial Proceeding in any court relating to any Dispute.
12.14	Independence of Agreements, Covenants, Representations and Warranties.
     All agreements and covenants hereunder shall be given independent effect so that if a certain action or condition constitutes a default under a certain agreement or covenant, the fact that such action or condition is permitted by another agreement or covenant shall not affect the occurrence of such default. In addition, all representations and warranties hereunder shall be given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached will not affect the incorrectness of or a breach of a representation and warranty hereunder.
12.15	Disclosure Schedules; Construction of Certain Provisions.
     It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in a Disclosure Schedule is or is not material for purposes of this Agreement.
12.16	Obligations of the Parties.
(a)	Wherever this Agreement requires any Party to take any action or to refrain from taking any action prior to the Closing Date, such requirement shall be deemed to include an undertaking on each Party’s part to cause such Party’s Subsidiaries to take or refrain from taking such action (as applicable), and each Party shall be responsible for any actions or omission by such Party’s Subsidiaries prior to the Closing Date.

(b)	Each Exxaro Seller (other than Exxaro) hereby (i) binds itself as guarantor with Exxaro for the punctual payment and performance by Exxaro of all of its obligations under this Agreement, (ii) undertakes that if Exxaro, for any reason whatsoever, does not punctually pay any amount when due under this Agreement, that Exxaro Seller shall immediately pay that amount on demand as if it were the principal obligor in respect of that amount, and (iii) indemnifies the other Parties against all Loss incurred or suffered in connection therewith.
12.17	Counterparts.
     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Such counterpart executions may be transmitted to the Parties by facsimile or electronic transmission, which shall have the full force and effect of an original signature.

12.18	Interpretation.
     This Agreement shall be construed reasonably to carry out its intent without presumption against or in favor of either Party.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

TRONOX	TRONOX INCORPORATED

	By:	/s/ Dennis L. Wanlass
Name: Dennis L. Wanlass
Title: Chief Executive Officer

PARENT	TRONOX LIMITED

	By:	/s/ Michael J. Foster
Name: Michael J. Foster
Title: Director

MERGER SUB	CONCORDIA ACQUISITION CORPORATION

	By:	/s/ Michael J. Foster
Name: Michael J. Foster
Title: President

EXXARO	EXXARO RESOURCES LIMITED

	By:	/s/ Wim de Klerk
Name: Wim de Klerk
Title: Finance Director

EXXARO HOLDINGS SANDS	EXXARO HOLDINGS SANDS (PROPRIETARY) LIMITED

	By:	/s/ Wim de Klerk
Name: Wim de Klerk
Title: Finance Director

EXXARO INTERNATIONAL BV	EXXARO INTERNATIONAL BV

	By:	/s/ Wim de Klerk
Name: Wim de Klerk
Title: Finance Director
Signature Page to Transaction Agreement

Annex 1.1(a)
Required Regulatory Approvals
1. The Regulatory Preconditions (as defined in Section 11.1).
2. The receipt by the Parties of: (i) a decision by the competition authority of each jurisdiction listed below consenting (either unconditionally or conditionally, provided that the conditions shall be reasonably acceptable to the Parties) to the transactions contemplated by this Agreement; (ii) a ruling issued by the respective courts of each jurisdiction listed below consenting to the transactions contemplated by this Agreement; (iii) the competition authority of each jurisdiction listed below issuing a decision or otherwise indicating to the reasonable satisfaction of the Parties that the transactions contemplated by this Agreement are not subject to its approval; or (iv) the lapse of the applicable period during which the competition authority of each jurisdiction listed below is empowered to issue a decision failing to approve the transactions contemplated by this Agreement (including any extensions thereof), without issuing such decision, and with the result that the transactions contemplated by this Agreement are deemed by operation of law to be approved or not opposed in the following jurisdictions, except where such condition is waived in writing by the Parties.
The transactions contemplated by this Agreement require notification to the competition authority of each of the jurisdictions set forth in Section 1.1(c) of the Tronox Disclosure Schedule.
3. All other applications and/or filings the Parties deem necessary or appropriate in connection with the transactions contemplated by this Agreement, all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any other applicable jurisdiction and all statutory and regulatory obligations in any such jurisdiction as deemed necessary by the Parties in connection with the transactions contemplated by this Agreement, and all other authorizations by Governmental Entities deemed necessary by the Parties.
Annexes to Transaction Agreement

Annex 2.1(a)(ii)
Consideration Allocations
Acquired Exxaro Shares

			Percentage of such
		Number of Acquired	Acquired Company’s
	Relevant Acquired	Company Shares to	Outstanding Shares
Exxaro Seller	Company	be Transferred	Subject to the Sale
Exxaro Resources Ltd.	Exxaro Sands (Pty) Ltd	68	34%
Exxaro Resources Ltd.	Exxaro TSA Sands (Pty) Ltd	173	34%
Exxaro Holdings Sands (Proprietary) Limited	Exxaro Sands (Pty) Ltd	80	40%
Exxaro Holdings Sands	Exxaro TSA Sands (Pty) Ltd	204	40%
(Proprietary) Limited
Exxaro International BV	Exxaro Holdings	2 ordinary shares;	100%
	(Australia) Pty Ltd	226,000,000
		Cumulative
		redeemable
		preference shares
Exxaro Share Consideration

		Number of Parent	Percentage of Parent
		Class B Shares to be	Class B Shares (post-
	Relevant Acquired	Issued upon payment	Closing) Outstanding
Exxaro Seller	Company	of Purchase Price	Shares
Exxaro Resources Ltd	Exxaro TSA Sands	4,124,665	41.5%
	(Pty) Ltd; Exxaro
	Sands (Pty) Ltd
Exxaro International BV	Exxaro Holdings	5,826,191	58.5%
	(Australia) Pty Ltd
Annexes to Transaction Agreement

EXHIBIT I
Exchangeable Share Support Agreement
Summary of Terms
For so long as any Exchangeable Shares (other than Exchangeable Shares owned by Parent or its affiliates) remain outstanding:
1.	Tronox will advise Parent of the receipt of any exchange request by a holder of Exchangeable Shares, or by Tronox, and will cause such Exchangeable Shares to be delivered to Tronox in exchange for Parent procuring the issuance of Parent Class A shares;

2.	Parent will take all actions and do all things reasonably necessary or desirable to enable and permit Tronox, in accordance with applicable law, to perform its obligations arising upon the terms of the Exchangeable Shares, including:
(a)	The issuance of Parent Class A shares and the delivery of cash to a holder of Exchangeable Shares in respect of which an election to exchange has been made, with or without consideration.

(b)	All actions and things that are reasonably necessary or desirable to enable and permit Tronox to arrange delivery of corresponding Parent Class A shares and cash to the holders of Exchangeable Shares where obligated to do so.
3.	Tronox will take all actions and do all things reasonably necessary or desirable to enable and permit Parent, in accordance with applicable law, to perform its obligations arising upon the terms of the warrants, including:
(a)	Maintaining a sufficient number of authorized but unissued Exchangeable Shares to permit Parent to perform its obligations under the terms of the warrants.

(b)	All actions and things that are reasonably necessary or desirable to enable and permit Parent to deliver corresponding Exchangeable Shares to the holders of warrants where obligated to do so, including by delivering Exchangeable Shares to Parent.
4.	Parent will use reasonable best efforts to cause the Parent Class A shares in exchange for Exchangeable Shares to be no less freely tradable than the Parent Class A shares outstanding immediately before the exchange.

5.	For so long as any Exchangeable Shares (other than those held by Parent or its affiliates) are outstanding, Parent will not, without the prior approval of Tronox and the holders of the Exchangeable Shares:

(a)	subdivide, redivide, reduce, consolidate, combine or otherwise change the then outstanding corresponding shares of Parent Class A shares into a different number of corresponding shares of Parent ordinary shares; or

(b)	reclassify or otherwise change the corresponding shares of Parent Class A shares or effect an amalgamation, merger, reorganization or other transaction affecting corresponding shares of Parent Class A shares, unless the same or an economically equivalent distribution on or change to, or in the rights of the holders of, the Exchangeable Shares is made at the same date. Parent will ensure that the record date for any of the foregoing events (or the effective date if there is no record date) is not less than five business days after the date that Parent announces the event. The board of directors of Tronox will determine, in good faith and in its sole discretion, “economic equivalence” for these purposes, and its determination will be conclusive and binding.
6.	So long as any Exchangeable Shares (other than those held by Parent or its affiliates) are outstanding, Parent and its board of directors will be prohibited from proposing or recommending or otherwise effecting with the consent or approval of its board of directors any tender or share exchange offer, issuer bid, takeover bid, scheme of arrangement or similar transaction with respect to Parent Class A shares, unless the holders of Exchangeable Shares (other than Parent and its affiliates) participate in the transaction to the same extent on an economically equivalent basis as the holders of Parent Class A shares without discrimination. In addition, except in order to permit the board of directors of Parent to fulfill its fiduciary and statutory duties under applicable law and subject to applicable law, Parent and its board of directors will not approve or recommend any offer or transaction unless the holders of the affected class of Exchangeable Shares may participate without being required to retract their Exchangeable Shares.

In addition, subject to limited exceptions, Parent will not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation unless the rights of the holders of Exchangeable Shares are substantially preserved and not impaired in any material respect.

7.	Tronox shall promptly notify Parent of the occurrence of certain events, such as the liquidation, dissolution or winding-up of Tronox.

8.	With the exception of administrative changes for the purpose of adding covenants that are not prejudicial to the rights and interests of the holders of Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case, provided that the board of directors of each of Tronox and Parent are of the opinion that the amendments are not prejudicial to the rights or interests of the holders of Exchangeable Shares), the

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Exchangeable Share support agreement may not be amended without the approval of the holders of a majority of the Exchangeable Shares.

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EXHIBIT II
SERVICES AGREEMENT TERM SHEET
     The following information is presented as a summary of the principal terms of the Services Agreement (the “Services Agreement”) to be entered into at the Closing between Exxaro, Parent and certain of their Affiliates (collectively, the “Parties”). Other terms will be mutually agreed upon by the Parties and set forth in the General Services Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

Services:	Exxaro or a member of its Group will provide Parent with certain services, (certain of the principal categories of which are listed on Schedule A hereto) as agreed by Exxaro and Parent and set forth in the Services Agreement (each being a “Service” and, collectively, the “Services”), at the rates and service levels to be agreed by Exxaro and Parent and set forth in the Services Agreement. The Services will be provided mainly in the Republic of South Africa, but Parent may also request that Services be provided in Australia and Exxaro will accommodate such request to the extent it is commercially reasonable for Exxaro to do so. In providing the Services, Exxaro will be an independent contractor and may use subcontractors (subject to Parent’s prior consent); provided that Exxaro will remain solely liable to Parent for the acts and omissions of its subcontractors.

Scope of Services; Standard of Performance	With respect to any Service, Exxaro shall, and shall cause the members of its Group to, perform such Service exercising at least the same degree of care, at the same general level and at the same general degree of accuracy and responsiveness, as it exercises in performing similar services for its own account, with priority equal to that provided to its own businesses and members of its Group where the services being provided are material to the business (and in no event shall the Services be provided in a less than diligent manner). Exxaro will ensure that all individuals performing any Services will have the education, training, knowledge, skill and capability necessary to perform the Services.

Without limiting any of Exxaro’s obligations under the Services Agreement (including those set out above), Exxaro may make changes from time to time in the manner in which any Service is provided if (a) Exxaro is making similar changes in the manner in which such Service is provided to it and members of its own Group, (b) Exxaro furnishes to Parent substantially the same notice that Exxaro provides to members of its own Group with respect to such changes, and (c) such changes will not adversely affect Parent’s business or result in Parent incurring any loss or liability.

Each Party will nominate a representative to act as the primary contact person for the provision of all of the Services (including the Services provided under the Transition Services Agreement) (each a “Service Coordinator”). In order to facilitate implementation of the terms and conditions of the Services Agreement and the Transition Services Agreement, the Parties will also establish (a) a “Steering Committee” responsible for providing general oversight of the provision of the Services and the terms and conditions of the Services Agreement and the Transition Services Agreement and consisting of at least one senior manager from each of the Exxaro Group and Parent and whereby each is equally represented and (b) an “Operating Committee” responsible for the day-to-day operations related to the Services Agreement and the Transition Services Agreement and consisting, as necessary, of one representative of each of the Exxaro Group and Parent from each functional area that is the subject of Schedule A.

Training of Company Group Employees; Secondment of Employees	Parent may request Exxaro to place employees of its Group with the Exxaro Group on a temporary basis for the purpose of gaining work and industry experience. Exxaro will at all times have discretion as to whether or not to accept any such placement openings requests (but will not unreasonably withhold, condition or delay its acceptance). Employees of Parent placed with the Exxaro Group will be subject to the rules applicable to the Exxaro Group employees. Costs of hosting the employees, including costs for transport, food, accommodation, food and out of pocket expenses, will be borne exclusively by Parent to the extent reasonable and pre-approved.

Upon Parent’s request, Exxaro may agree (such agreement not to be unreasonably withheld, conditioned or delayed) to the secondment of certain of its employees with skills reasonably necessary to perform the Services to Parent for a period to be mutually agreed upon by the Parties. Employees of the Exxaro Group seconded to Parent will remain at all times Exxaro employees (and, for clarity, in no event shall Parent be deemed to be an employer or have any responsibility or liability with respect to such Exxaro employees as a result of such secondment). In consideration for any such secondment of Exxaro employees, Parent will pay secondment fees for each such seconded Exxaro employee, the amount of which will be agreed upon by Exxaro and Parent. During the term of each secondment, and subject to the standard work-place indemnification provisions to be agreed upon by the Parties in the Services Agreement, the Parties will include an indemnity for Exxaro in the Services Agreement for Losses resulting

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from any third party claim asserted against Exxaro solely as a result of the provision of any Services by any such seconded employees as directed by Parent, except to the extent a Loss is proximately caused by the gross negligence, willful misconduct or fraud of such seconded employees; provided that the foregoing will not limit Exxaro’s indemnity obligations to Parent or Exxaro’s responsibilities and liabilities as an employer or such seconded Exxaro employees.

Cooperation; Dispute Resolution:	The Parties will cooperate in all matters relating to the provision and receipt of the Services. In the event of a dispute under the Services Agreement, the Parties will in good faith attempt to resolve the dispute amicably. Absent a resolution within a period reasonably agreed upon by the Parties in the Services Agreement, any dispute related to, or in connection with, the Services Agreement will be resolved based on a dispute resolution mechanism substantially similar to the dispute resolution mechanism described in Section 12.8 of the Agreement.

Intellectual Property Rights:	Unless otherwise agreed in writing by the Parties, all Exxaro work product, data or other materials and deliverables provided by or on behalf of Exxaro or any member of its Group to Parent or any member of its Group in connection with the Services (collectively, “Work Product”), in whatever form or medium, and all intellectual property rights in or to any of the foregoing owned by any member of the Exxaro Group (collectively, the “Exxaro Intellectual Property”) will remain the exclusive property of, as applicable, Exxaro or a member of its Group; except that Exxaro and the members of its Group will grant Parent and the members of its Group a non-exclusive, perpetual, irrevocable royalty-free, worldwide right and license to use, disclose and otherwise exploit any Exxaro Intellectual Property to the extent that it relates to any Work Product that is non-severable or contained in, derived from, included or embedded in, or necessary or desirable to use, any work product, data, software or any other materials or deliverables or any other intellectual property or tangible embodiments thereof generated, developed or otherwise created by or on behalf of Exxaro or Parent or any member of Exxaro’s or Parent’s Group in the course of Exxaro’s provision of the Services. Notwithstanding the foregoing, however, to the extent any Work Product is created primarily for Parent or any member of its Group, or is primarily derived from any intellectual property of Parent or any member of its Group, Parent or a designated member of its Group will own such Work Product and all intellectual property rights therein or thereto.

All work product, data, software and any other materials or deliverables and any other intellectual property and tangible embodiments thereof generated, developed or otherwise created by or

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on behalf of Parent or any member of its Group (whether in the course of Exxaro’s provision of the Services or otherwise), in whatever form or medium, and all intellectual property rights in or to any of the foregoing will be owned by Parent or a member of its Group.

The Parties acknowledge that, in agreeing upon the Services to be provided by Exxaro under the Services Agreement, they may decide to allocate the ownership of intellectual property rights arising out of Exxaro’s provision of the Services differently for certain Services in the Services Agreement.

Indemnity:	Exxaro will indemnify, defend and hold harmless Parent and each member of the Parent Group and their respective Affiliates, officers, directors, employees, stockholders, agents and representatives in respect of all Losses related to or arising from, (i) any breach by Exxaro or any member of the Exxaro Group of any representation, warranty, covenant or other obligation of the Services Agreement; (ii) any violation of Law; (iii) any third party claim that the Services provided breach or infringe, misappropriate or otherwise conflict with any intellectual property rights of any Person (such claim, a “Third Party IP Claim”); (iv) any third party claim that the Services provided breach any license or other Contract (such claim, a “Third Party Contract Claim”) where any member of the Exxaro Group is a party to such license or other Contract; and (v) any Third Party Contract Claim where any member of the Parent Group is a party to such license or other Contract but only to the extent that a Loss is proximately caused by the gross negligence, willful misconduct or fraud of Exxaro; except in the case of items (ii)-(iv), to the extent a Loss is proximately caused by (A) the gross negligence, willful misconduct or fraud of Parent or (B) Parent’s failure to arrange for appropriate intellectual property licenses or consents under Contracts which it (or any member of its Group) is a party and with respect to which Parent knew, or reasonably should have known, that such licenses or consents would be required in order for Exxaro to perform any Service and had an obligation to obtain such licenses or consents under the Services Agreement (provided that neither Exxaro nor any member of its Group provided any such Services if Exxaro or any member of its Group knew, or reasonably should have known, that any required license(s) or consent(s) were not yet obtained).

Parent will indemnify, defend and hold harmless Exxaro and each member of the Exxaro Group and their respective Affiliates, officers, directors, employees, stockholders, agents and representatives in respect of all Losses related to or arising from, (i) any breach by Parent or any member of the Parent Group of any representation,

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warranty, covenant or other obligation of the Services Agreement; (ii) any violation of Law that is proximately caused by the gross negligence, willful misconduct or fraud of Parent; (iii) a Third Party IP Claim that is proximately caused by the gross negligence, willful misconduct or fraud of Parent or the failure of Parent to arrange for appropriate intellectual property licenses for which Parent knew, or reasonably should have known, that such licenses would be required in order for Exxaro to perform the Services and had an obligation to obtain such licenses under the Services Agreement (provided that neither Exxaro nor any member of its Group provided any such Services if Exxaro or any member of its Group knew, or reasonably should have known, that any required license(s) were not yet obtained); (iv) any Third Party Contract Claim where any member of the Parent Group is a party, except to the extent a Loss is proximately caused by the gross negligence, willful misconduct or fraud of Exxaro; and (v) any Third Party Contract Claim where any member of the Exxaro Group is a party but only to the extent that a Loss is proximately caused by the gross negligence, willful misconduct or fraud of Parent.

Payment and Audit Rights:	In consideration of each Service provided, during the term of the Services Agreement, Parent will pay to Exxaro, on a monthly basis, an amount equal to the Service Costs attributable to the Services actually provided during the prior month by the Exxaro Group during the prior month period in accordance with the terms of the Service Agreement; provided, however, that if Parent has a bona fide dispute with the obligation to pay or the amount invoiced, then Parent will only be obligated to pay the undisputed amount at such time and the Parties will cooperate to resolve the dispute. The definition of “Service Costs” will be mutually agreed by the Parties and set forth in the Services Agreement. Upon any reduction in the Services to be provided to Parent by Exxaro, such payment amounts will be commensurately reduced to a level agreed by the Parties. Services provided by the Exxaro Group to Parent under the Services Agreement will be subordinated to the Services provided under the Transition Services Agreement, and Exxaro shall not separately invoice Parent under the Services Agreement, nor shall Parent owe any amounts hereunder, for any Services that may be characterized as Services under the Transition Services Agreement.

With respect to a particular Service, Parent will have the right to audit the financial and other records of Exxaro or any member of the Exxaro Group (including all books and records related to the provision of such Service, the systems and undertakings (including testing protocols)

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used to provide such Service and the incurrence of any associated costs) for so long as such records are retained by the Exxaro Group under its record retention policies (which will in no event be less than 24 months from the date of provision of such Service).

If any Services are not provided by on or behalf of Exxaro in accordance with the Services Agreement (or Exxaro is excused from providing any Services under the terms of the Services Agreement) the fees associated with the affected Services will not be payable to Exxaro; Parent may, in its sole discretion, obtain replacement services or resources for the affected Service from a third party for the duration of such delay or inability to perform; and Exxaro will reimburse Parent for the difference between the fees that would have been payable by Parent to Exxaro for such Services had Exxaro performed the same and the fees incurred by Parent for such substitute Services (provided Parent has used commercially reasonable best efforts to obtain a substitute Service and the fees are commercially reasonable, in each case, taking into consideration the facts and circumstances under which Parent had to obtain such Services (e.g., short timing to obtain, and short duration for the provision of, such substitution Services)).

Confidentiality:	The Services Agreement will include customary confidentiality provisions, including, for example, that the Parties will keep confidential information provided to them in connection with any Service, except for information (i) provided to third parties which is authorized under the Transition Services Agreement or the disclosure of which typically occurs in the natural course of such third party’s duties, or (ii) disclosed in order to comply with applicable laws and subject to prompt notification of such disclosure.

Term and Termination:	The term will continue until the fifth anniversary of the Closing Date, unless otherwise extended by the Parties; provided that the term of any Service may be terminated by Parent upon a specified period of notice, and may be extended by mutual agreement of the Parties, all as set forth in the Services Agreement; provided further, that if Exxaro has appointed or otherwise engaged any employee, agent or subcontractor solely for the purpose of rendering any of the Services to Parent, the termination provisions of the relevant agreements will prevail (provided that Parent was notified by Exxaro in advance of such termination provisions and prior to such employee, agent or subcontractor performing any Services).

Upon any expiration or other termination of the Services Agreement, if requested by Parent (and at Parent’s cost unless such termination is due to an Exxaro breach), Exxaro will use, and will cause all members

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of the Exxaro Group to use, commercially reasonable efforts to assist Parent in connection with the transition of the provision of the Services by the Exxaro Group to the provision of Services by Parent and/or Parent’s third-party contractors, taking into account the need to minimize the disruption to the conduct of Parent’s business.

Governing Law:	The Services Agreement and any dispute arising out of, or in connection with the Services Agreement will be governed by, and construed in accordance with the laws of the Republic of South Africa.

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Schedule A
Categories of Services
The following are certain of the categories of services and are examples of services to be mutually agreed upon by the Parties and set forth in the Services Agreement:
Cross Functional Services
Employee on-boarding
Employee off-boarding
Contract to report
Purchase to pay
Human Resources
Employee life cycle planning
Query resolution
Talent & Learning
Employee Relations & Compliance
SHEC
Compliance Services (across Disciplines)
Incident investigations & corrective actions
On demand project services
Information Management
Business demand alignment
Business Solution provision
Workspace provision & support
Enterprise Collaboration support
Business Application support (including infrastructure)
Finance
Financial accounting
Statutory reporting
Legal and audit services
SCM
Project sourcing
Commodity and contract management
Health checks & process improvement
Technology
Professional consulting
Project consulting
Compliance & auditing
Project execution services
Corp. Affairs
Editing, Brand Activation and E-Communication
Regional Communication
Service Mgt.
Customer interaction centre
Service delivery management
Service level tracking & reporting
Services governance

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EXHIBIT III
Form of South African Shareholders Agreement

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SHAREHOLDERS’ AGREEMENT
between
TRONOX LIMITED
EXXARO RESOURCES LIMITED
EXXARO SANDS PROPRIETARY LIMITED
and
EXXARO TSA SANDS PROPRIETARY LIMITED

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PART A — INTRODUCTION	1

1 INTERPRETATION	1

2 INTRODUCTION	9

3 DURATION	10

PART B — CORPORATE GOVERNANCE	10

4 APPOINTMENT AND REMOVAL OF DIRECTORS	10

5 MEETINGS OF DIRECTORS AND SHAREHOLDERS	14

PART C — FINANCIAL MATTERS	17

6 FUNDING	17

7 DISTRIBUTIONS	19

8 ACCOUNTS	20

9 FAIR VALUE	20

PART D — DISPOSALS	22

10 RESTRICTION ON DISPOSAL AND ENCUMBRANCE OF THE SHARES	22

11 PRE-EMPTIVE RIGHTS	26

12 COME ALONG	34

13 TAG ALONG	35

14 DEEMED OFFER	36

PART E — RELATIONSHIPS BETWEEN THE COMPANY AND ITS SHAREHOLDERS	40

15 BEE UNDERTAKINGS	40

16 CONFIDENTIALITY	45

PART F — LEGAL MATTERS	48

17 MOI	48

18 COMPLIANCE UNDERTAKINGS	50

19 DISPUTES	50
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20 DOMICILIUM AND NOTICES	51

21 GENERAL	54

22 GOVERNING LAW	55

23 COSTS	55
ANNEXURES
ANNEXURE A — PROSPECTING RIGHTS AND MINING RIGHTS HELD BY EACH COMPANY
ANNEXURE B — DEED OF ACCESSION
ANNEXURE C — CALL OPTION AGREEMENT
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SF/JC
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SHAREHOLDERS’ AGREEMENT
between
TRONOX LIMITED
EXXARO RESOURCES LIMITED
EXXARO SANDS PROPRIETARY LIMITED
and
EXXARO TSA SANDS PROPRIETARY LIMITED
PART A — INTRODUCTION
1       INTERPRETATION
In this Agreement, clause headings are for convenience and shall not be used in its interpretation and, unless the context clearly indicates a contrary intention -

1.1	a word or an expression which denotes -

1.1.1	any gender includes the other genders;

1.1.2	a natural Person includes an artificial or juristic Person and vice versa; and

1.1.3	the singular includes the plural and vice versa;

1.2	the following words and expressions shall bear the meanings assigned to them below and cognate words and expressions bear corresponding meanings —

1.2.1	“AFSA” — the Arbitration Foundation of Southern Africa (or its successor in title);
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1.2.2	“Agreement” — this shareholders’ agreement, as amended, novated or restated from time to time, including all of its annexures;

1.2.3	“Auditors” — the auditors of a Company appointed by the Board of that Company from time to time;

1.2.4	“Australia HoldCo” — Tronox Limited (registration number [•]), a company incorporated and existing under the laws of the State of Western Australia;

1.2.5	“Australian Shareholders’ Agreement” — the Shareholders’ Deed between, amongst others, Australia HoldCo and Exxaro dated [•], as amended, novated or restated from time to time;

1.2.6	“BEE” — Broadbased Black Economic Empowerment, as defined in the Charter;

1.2.7	“BEE Undertakings” — the undertakings and obligations of Exxaro set out in 15;

1.2.8	“Board” — the board of directors of a Company from time to time and for the time being;

1.2.9	“Business Day” — any calendar day which is not a Saturday, a Sunday or an official public holiday in Johannesburg or New York or Perth;

1.2.10	“Charter” — the South African Broad Based Socio-Economic Empowerment Charter for the Mining Industry promulgated in terms of section 100(2) of the MPRDA, as amended, substituted or re-promulgated from time to time;

1.2.11	“Clarification Statement” — the document entitled “Clarification on the Application of the Charter and the MPRDA” issued by the DMR during the course of 2004, as amended, substituted or re-issued from time to time;

1.2.12	“Commencement Date” — the “Closing Date”, as that term is defined in the Master Agreement;
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1.2.13	“Companies” — collectively, Exxaro Sands and Exxaro TSA Sands, and “Company” shall mean either of them individually;

1.2.14	“Companies Act” — the Companies Act, 2008;

1.2.15	“Control” — “control” for purposes of and as described in section 2(2) (as read with section 3) of the Companies Act;

1.2.16	“Corresponding Loan Account” —a “Corresponding Loan Account” as that term is defined in 10.1.3;

1.2.17	“DMR” — the Department of Mineral Resources of South Africa (or its successor-in-title);

1.2.18	“Delivery Documents” in relation to any sale by a Shareholder of its Shares in and/or Loan Accounts against a Company pursuant to this Agreement — the following documents (none of which shall be revocable or conditional) —

1.2.18.1	the original share certificates in respect of those Shares, together with duly completed and signed transfer forms (which shall be in such form as is required by law or is customary) in respect thereof;

1.2.18.2	a written cession of its Corresponding Loan Account; and

1.2.18.3	the written resignations of all Directors of that Company who were nominated by that Shareholder, which resignations shall confirm that those Directors do not have any claims against the Company or any member of the Group;

1.2.19	“Directors” — the directors of a Company from time to time and for the time being and “Director” shall mean any one of them;

1.2.20	“Dispose” — sell, transfer, make over, cede, give, donate, exchange, dispose of, unbundle, Distribute or otherwise alienate, including any
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agreement, obligation or arrangement to do any of the foregoing, and “Disposal” shall be construed accordingly;

1.2.21	“Distribution” — a “distribution” as that term is defined in section 1 of the Companies Act, and “Distribute” shall be construed accordingly;

1.2.22	“Encumbrance” — includes any mortgage bond, notarial bond, pledge, lien, hypothecation, assignment, cession-in-securitatem debiti, deposit by way of security or any other agreement or arrangement (whether conditional or not) which has or will have the effect of giving to one Person a security interest in or preferential treatment in respect of another Person’s assets, but excludes statutory preferences, and “Encumber” shall be construed accordingly;

1.2.23	“Empowerment Period” — the period commencing on the Commencement Date and terminating on the earlier of the —

1.2.23.1	tenth anniversary of the Commencement Date; and

1.2.23.2	date that Australia HoldCo agrees with Exxaro, in writing (both parties acting reasonably), and that the DMR confirms in writing to the Parties as being the date from which the Ownership Requirements are no longer relevant to the Companies and their Subsidiaries and to the business and assets of the Companies and their Subsidiaries;

1.2.24	“Entity” — includes any natural or juristic person, association, business, close corporation, company, concern, enterprise, firm, partnership, joint venture, trust, undertaking, voluntary association, body corporate or any similar entity (irrespective of whether such similar entity has a separate legal personality or not);

1.2.25	“Exxaro” — Exxaro Resources Limited (registration number 2000/011076/06), a public company with limited liability duly incorporated in South Africa;
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1.2.26	“Exxaro Sands” — Exxaro Sands Proprietary Limited (registration number 1987/001627/07), a private company with limited liability duly incorporated in South Africa;

1.2.27	“Exxaro TSA Sands” — Exxaro TSA Sands Proprietary Limited (registration number 1998/0001039/07), a private company with limited liability duly incorporated in South Africa;

1.2.28	“Fair Value” — the fair market value of any Share, undertaking, company, interest, business, asset and/or the like required to be valued in terms of this Agreement as agreed in writing between the Parties or determined in accordance with 9, as the case may be;

1.2.29	“Group” — the Companies, their respective Subsidiaries, Holding Companies and other Subsidiaries of any of their respective Holding Companies from time to time, and a reference to a “member of the Group” shall mean any one of them;

1.2.30	“Guarantee” — includes any form of intercession, such as a guarantee or a suretyship;

1.2.31	“HDP” — an “historically disadvantaged person” as such term is defined in the MPRDA;

1.2.32	“HDP Certificate of Compliance” — a written certificate of compliance issued by a Verification Agency, certifying (at the relevant time) the extent to which Exxaro and the Companies and their respective direct and indirect shareholders are BEE compliant in terms of the Ownership Requirements;

1.2.33	“HDSA” — an “Historically Disadvantaged South African” as such term is defined in the Charter;

1.2.34	“Holding Company” — a “holding company” as that term is defined in section 1 of the Companies Act, including any Entity that would have been such a “holding company” if it had been a company incorporated in terms of the Companies Act;
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1.2.35	“Loan Account” — any claim by a Shareholder in respect of any indebtedness of a Company to that Shareholder, including any claim for the payment of interest thereon;

1.2.36	“Master Agreement” — the Transaction Agreement between, amongst others, Australia HoldCo and Exxaro dated as of [ • ], as amended, novated or restated from time to time;

1.2.37	“Minister” — the Minister of Mineral Resources of South Africa, or any official within the DMR or any other state department to whom the Minister has lawfully and validly delegated the authority to administer any of the provisions of the MPRDA;

1.2.38	“MOI” — the Memorandum of Incorporation of a Company;

1.2.39	“MPRDA” — the Mineral and Petroleum Resources Development Act, 2002;

1.2.40	“Ownership Requirements” — collectively —

1.2.40.1	the requirements from time to time of the MPRDA, the Charter and the Clarification Statement in respect of the ownership participation by HDPs and HDSAs in a Company and its Subsidiaries and in prospecting rights and new order mining rights held by such Company and/or its Subsidiaries which, when satisfied, have the consequence that the shareholding by HDPs and HDSAs is sufficient to enable such Company and its Subsidiaries to —

1.2.40.1.1	convert any old order mining rights held by any of them to new order mining rights;

1.2.40.1.2	enable the granting and maintenance of prospecting rights and new order mining rights to such Company and its Subsidiaries by the Minister;
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1.2.40.1.3	retain the prospecting and mining rights more fully detailed in Annexure A and all other prospecting and mining rights held by such Company and its Subsidiaries; and

1.2.40.2	all requirements contained in mining rights and prospecting rights held by such Company and its Subsidiaries for or relating to ownership participation by HDPs and HDSAs in such Company and its Subsidiaries or in such mining rights and/or prospecting rights;

1.2.41	“Parties” — collectively, the Companies, Exxaro and Australia Holdco and “Party” shall mean any of them as the context may require;

1.2.42	“Person” — includes any natural or juristic person;

1.2.43	“Pro Rata Proportion” of any amount or value and in relation to a Shareholder (“Relevant Shareholder”) as at a certain date (“Relevant Date”) — that portion (expressed as a percentage) of that amount or value as is calculated by multiplying that amount or value by the quotient obtained by dividing the number of Shares held by the Relevant Shareholder as at the Relevant Date by the number of all Shares in issue as at the Relevant Date;

1.2.44	“Remedial Plan” — a “Remedial Plan” as that term is defined in 15.1;

1.2.45	“Shares” — ordinary shares in the capital of a Company having the preferences, rights, limitations and other terms as set out in such Company’s MOI;

1.2.46	“Shareholder” — a holder of any Share from time to time and for the time being bound by this Agreement;

1.2.47	“Signature Date” — the date upon which this Agreement is signed by the signatory who signs it last;

1.2.48	“South Africa” — the Republic of South Africa;
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1.2.49	“Specified Third Party” —a “Specified Third Party” as that terms is defined in 11.1.2;

1.2.50	“Subsidiary” — a “subsidiary” as that term is defined in section 1 of the Companies Act, including any Entity that would have been such a “subsidiary” if it had been a company incorporated in terms of the Companies Act;

1.2.51	“Verification Agency” — an independent verification agency that assesses the BEE status of any Person or Entity, which agency is accredited by the South African National Accreditation System (“SANAS”) or has been issued with a valid pre-assessment letter from SANAS and that has been approved by Australia HoldCo for this purpose in writing;

1.2.52	“ZAR” — South African Rand, the lawful currency of South Africa;

1.3	any reference to any statute, regulation or other legislation shall be a reference to that statute, regulation or other legislation as at the Signature Date, and as amended or substituted from time to time;

1.4	if any provision in a definition is a substantive provision conferring a right or imposing an obligation on any party then, notwithstanding that it is only in a definition, effect shall be given to that provision as if it were a substantive provision in the body of this Agreement;

1.5	where any term is defined within a particular clause other than 1.2, that term shall bear the meaning ascribed to it in that clause wherever it is used in this Agreement;

1.6	where any number of days is to be calculated from a particular day, such number shall be calculated as excluding such particular day and commencing on the next day. If the last day of such number so calculated falls on a day which is not a Business Day, the last day shall be deemed to be the next succeeding day which is a Business Day;
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1.7	any reference to days (other than a reference to Business Days), months or years shall be a reference to calendar days, calendar months or calendar years respectively;

1.8	any term which refers to a South African legal concept or process (for example, without limiting the foregoing, winding-up or curatorship) shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which this Agreement may apply or to the laws of which a party may be or become subject; and

1.9	the use of the word “including” followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s. The terms of this Agreement having been negotiated, the contra proferentem rule shall not be applied in the interpretation of this Agreement.

2	INTRODUCTION

2.1	It is recorded that, on the Commencement Date and pursuant to the implementation of the transactions described in the Master Agreement —

2.1.1	all the Shares in each Company’s issued share capital will be held as follows —

2.1.1.1	Exxaro — Shares constituting 26% of the entire issued share capital of such Company; and

2.1.1.2	Australia HoldCo — Shares constituting 74% of the entire issued share capital of such Company.

2.2	The Parties are entering into this Agreement in order to regulate the relationship between —

2.2.1	the Shareholders inter se; and
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2.2.2	the Shareholders and the Companies.

3	DURATION

3.1	This Agreement shall become effective and binding on the Commencement Date and each provision hereof shall, unless it expressly stipulates that it applies for a shorter or longer period, continue to bind each Shareholder for so long as it is a Shareholder.

3.2	Notwithstanding anything to the contrary in this Agreement, no Party shall be entitled to cancel this Agreement in any circumstances without the prior written consent of all Shareholders.

3.3	Any third party who becomes the holder of any Share shall become a Party to, and be bound by the terms and conditions set out in, this Agreement by executing and delivering to the other Parties a deed of accession in the form of Annexure B and a call option deed in the form attached hereto as Annexure C.
PART B — CORPORATE GOVERNANCE
4	APPOINTMENT AND REMOVAL OF DIRECTORS

4.1	The Board of each Company shall comprise of a maximum of five Directors (excluding alternative Directors).

4.2	Exxaro shall —

4.2.1	for so long as the Shares held by it constitute —

4.2.1.1	10% or more, but less than 26%, of all the Shares in the issued share capital of a Company, nominate for appointment one non-executive Director to the Board of that Company, who shall be an HDP and HDSA for so long as still required by the MPRDA and the Charter;

4.2.1.2	26% or more, but less than 40%, of all the Shares in the issued share capital of such Company, nominate for appointment two non-executive Directors to the Board of that Company, one of whom
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shall be an HDP and HDSA for so long as still required by MPRDA and the Charter;

4.2.2	for so long as it is entitled to nominate any Director in terms of 4.2.1 -

4.2.2.1	be entitled to nominate for appointment one or more alternate non-executive Director for each non-executive Director nominated by it in terms of 4.2.1; and

4.2.2.2	be entitled to request the removal of any non-executive Director (or alternate non-executive Director) nominated by it and elected to serve on the relevant Board;

4.2.3	if —

4.2.3.1	there is any change in the percentage of all the Shares in the issued share capital of a Company held by it and if Australia HoldCo requires it to do so, procure the immediate resignation of the requisite number of Directors previously nominated by it and elected to serve on the relevant Board (which resignation shall confirm, in writing, that the relevant resigning Director has no claims against such Company or any member of the Group) so that the total number of Directors nominated by it and serving on such Board shall always accord with the principles set out above; or

4.2.3.2	the continued membership on a Board of any Director previously nominated by it and elected to serve on the Board would contravene this Agreement or the Companies Act, procure the immediate resignation of that Director (which resignation shall confirm, in writing, that the relevant resigning Director has no claims against the relevant Company or any member of the relevant Group), and Exxaro shall indemnify the relevant Company and every member of the relevant Group against all loss, liability, damage, cost and expense which may be suffered or incurred by such Company and/or such Group as a result of any removal or resignation of each such Director.
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4.3	Australia HoldCo shall —

4.3.1	be entitled to nominate for appointment all of the remaining Directors to the Board of each Company, each of which shall be designated as being either an executive Director or a non-executive Director;

4.3.2	be entitled to nominate for appointment one or more alternate non-executive Director for each non-executive Director nominated by it in terms of 4.3.1;

4.3.3	be entitled to request the removal of any Director (or alternate Director) nominated by it and elected to serve on the relevant Board;

4.3.4	if it ceases to own a majority of all the Shares in the issued share capital of a Company (other than as a result of any action taken pursuant to 15.4.1) and Exxaro requires it to do so, procure the immediate resignation of the requisite number of Directors previously nominated by it and elected to serve on the relevant Board (which resignation shall confirm, in writing, that the relevant resigning Director has no claims against such Company or any member of the Group) so that the total number of Directors nominated by it and serving on such Board corresponds to its then percentage ownership in such Company; and

4.3.5	if the continued membership on a Board of any non-executive Director previously nominated by it and elected to serve on the Board would contravene this Agreement or the Companies Act, procure the immediate resignation of that Director (which resignation shall confirm, in writing, that the relevant resigning Director has no claims against the relevant Company or any member of the relevant Group), and Australia HoldCo shall indemnify such Company and every member of the relevant Group against all loss, liability, damage, cost and expense which may be suffered or incurred by such Company and/or such Group as a result of any removal or resignation of each such Director.

4.4	If the Shares held by Exxaro constitute more than 40% but less than a majority of all the Shares in the issued share capital of a Company, Exxaro and Australia HoldCo shall meet with one another in order to consider and
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discuss in good faith whether the relevant Board is to be reconstituted and, if so, how many Directors each of them may nominate for appointment to that Board and, if they reach agreement (in writing) to do so, shall implement such agreement.

4.5	Notwithstanding 4.2, 4.3 and 4.4, no Shareholder shall nominate any Person for election as a Director —

4.5.1	until after consultation with the other Shareholders on that nomination;

4.5.2	if that Person’s directorship will contravene this Agreement or the Companies Act.

4.6	Each Shareholder undertakes to co-operate with the other to procure —

4.6.1	the election as Director of any Person nominated by the other Shareholder in compliance with 4.2 or 4.3; and

4.6.2	the removal as Director of any Director previously nominated by the other Shareholder and now required by the other Shareholder to be removed as Director in compliance with 4.2 or 4.3, and, for these purposes, shall vote in favour of or sign any resolution of Shareholders which is required to effect such election or removal.

4.7	The Parties shall procure that each Director and each alternate Director shall, prior to his appointment as such becoming effective (but save to the extent otherwise agreed in writing by the Company of which he is a Director), execute a written acknowledgement in which he -

4.7.1	acknowledges and agrees that, if he is a non-executive Director, he will not be an employee of such Company or any Subsidiary of such Company in his capacity as Director;

4.7.2	acknowledges and agrees that he will not have any claims against such Company or any Subsidiary of such Company for remuneration or compensation for services rendered to such Company or to any
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Subsidiary of such Company, or for reimbursement of expenses incurred in the business of the relevant Board in his capacity as Director other than such remuneration or reimbursement, if any, as may be approved by such Board; and

4.7.3	furnishes such Company with a postal address, facsimile number and e-mail address at which notice of meetings shall be given to him.

4.8	The Shareholders undertake to vote against any resolution for the removal of a Director, whether in terms of section 71 of the Companies Act or otherwise; provided that if such removal is required in terms of the foregoing provisions of this 4, then all of the Shareholders shall vote in favour of that resolution.

4.9	For so long as Australia HoldCo is the holder of a majority of the Shares of a Company, one of the Directors nominated by Australia HoldCo and elected to serve on the Board of such Company (the identity of whom shall be determined by Australia HoldCo) shall be the chairman of such Board.

4.10	The chairman of each Board shall chair and determine the procedure to be followed at all meetings of such Board and Shareholders, but shall not have a second or casting vote in addition to his deliberative vote.

5	MEETINGS OF DIRECTORS AND SHAREHOLDERS

5.1	Voting at meetings of a Board

5.1.1	At any meeting of a Board -

5.1.1.1	an alternate Director shall be entitled to attend, but shall not be entitled to speak or vote unless the Director to whom he is an alternate is absent therefrom;

5.1.1.2	each Director (or his alternate) shall have such number of votes at any meeting of such Board as constitutes the same percentage of the aggregate number of votes that could be cast by all Directors in office as is equal to the percentage of votes that could be cast at a meeting of Shareholders by the Shareholder who nominated such
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Director. This 5.1.1.2 shall be applied on the basis that if any Shareholder/s appointed more than one director but only one Director or alternate was present at that meeting and no alternate to any of the other such Directors was present at the meeting then that present Director or alternate shall be regarded as having been entitled to cast all such votes. If, however, more than one such Director and/or alternate to any such Director was present at such meeting then this 5.1.1.2 shall be applied on the basis that each such Director and/or alternate present at the meeting would have been entitled to cast such number of votes as is equal to the number that could have been cast if only one such Director was present divided by the number of Directors and/or alternates that were so present; and

5.1.1.3	subject to 5.1.2, a resolution of such Board shall be passed by a simple majority of the votes cast in the manner set out in 5.1.1.2 at a quorate meeting of such Board.

5.1.2	Any Director shall be entitled to refer any resolution that is pending before such Board and that the Companies Act or the relevant MOI does not specifically require such Board to consider, at any time prior to that resolution having been passed by such Board, to a meeting of the Shareholders, in which event the relevant matter shall cease to be in the domain of such Board and shall become a matter in the domain of the Shareholders.

5.2	Voting at meetings of Shareholders

5.2.1	At any meeting of Shareholders -

5.2.1.1	each Shareholder shall be entitled to cast one vote for every Share it holds; and

5.2.1.2	subject to the requirements of the Companies Act, a resolution of Shareholders shall be passed by a simple majority of the votes cast at a quorate meeting of Shareholders.
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5.2.2	Notwithstanding 5.2.1.2, if either Company wishes to issue further Shares during the Empowerment Period in circumstances where the Shares held by Exxaro constitute 26% or more of all the Shares in the issued share capital of that Company, such Company shall only issue such further Shares —

5.2.2.1	if each of the Shareholders is offered the opportunity to subscribe for same in the same proportion in which they hold the Shares in such Company immediately prior to such issue; or

5.2.2.2	if done in accordance with the provisions of this Agreement.

5.2.3	In the event that Exxaro still qualifies as an HDP and HDPSA and fails to accept the offer referred to in clause 5.2.2 to subscribe for Shares, in writing, within five days of receiving such offer, then the relevant Company shall not be entitled to issue such further Shares to any third party, unless such Company issues such Shares to an Entity or Person that qualifies as an HDP and HDPSA in circumstances envisaged in 15.4.1.

5.3	Quorate meetings

5.3.1	Subject to 5.3.2, a quorum for a meeting of —

5.3.1.1	a Board shall be a Director (or his alternate) nominated by each Shareholder of the relevant Company which, at the time the resolution is called, is entitled to nominate a Director in terms of 4; or

5.3.1.2	the Shareholders of a Company shall be a representative of each Shareholder of such Company, present in person or by proxy, at the time the resolution is called.

5.3.2	Notwithstanding 5.3.1, if no quorum is present at any duly convened meeting of such Board or Shareholders within thirty minutes after the scheduled time for commencement of that meeting, the meeting shall be adjourned to be resumed at the same time and venue on the seventh day
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thereafter, or if that day is not a Business Day to the next succeeding Business Day. If at such adjourned meeting a quorum is not present within thirty minutes after the scheduled time for commencement of that meeting, the Directors or Shareholders, as the case may be, present shall, constitute a quorum. Written notice of each adjournment specifying the business to be dealt with at the adjourned meeting shall be given by the relevant Company to each of the Directors or Shareholders, as the case may be, forthwith after such adjournment. No business shall be transacted at the resumption of any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

5.4	Convening of Board meetings

Any Director may convene a meeting of a Board at any time by giving not less than seven days (or such lesser period as may be reasonable in the circumstances) written notice of such meeting to the other Directors and the relevant Company. Each such notice of a meeting of Directors shall include the proposed agenda of such meeting, provided that any such agenda may be amended on reasonable notice to the Directors. Any appointed alternate Director shall be entitled to receive notice of every meeting of Directors as if he was an actual Director.

5.5	Convening of Shareholders meetings

A Board or any Shareholder may convene a meeting of Shareholders of the relevant Company at any time by giving not less than ten Business Days written notice of such meeting to the other Shareholders and such Company.
PART C — FINANCIAL MATTERS
6	FUNDING

6.1	Funding of the Companies

6.1.1	If a Company requires funding in order to finance its capital expenditure and/or working capital requirements for purposes of conducting its business, then such Company shall either obtain such funding from third
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party, independent financiers, based on its own creditworthiness upon terms and conditions which are commercially acceptable in the opinion of its Board, or shall obtain such funding from Australia HoldCo upon arms’ length commercial terms and conditions that are acceptable to Australia HoldCo.

6.1.2	If Australia HoldCo does provide any loan funding to such Company, then (irrespective of the terms and conditions subject to which such loan funding was made available), such Company shall repay the relevant Loan Accounts where -

6.1.2.1	such Company becomes obliged to do so under the terms and conditions subject to which same was made available, or the Board resolves that such Company should do so;

6.1.2.2	a provisional or final order for the winding-up or judicial management of such Company is made by any court of competent jurisdiction or such Company is placed under supervision and business rescue proceedings (as contemplated in the Companies Act) commences in respect of such Company;

6.1.2.3	such Company passes a resolution for its voluntary liquidation or the commencement of business rescue proceedings (as contemplated in the Companies Act); or

6.1.2.4	such Company submits an offer of compromise or similar offer to its creditors generally (or otherwise becomes party to a compromise arrangement with its creditors generally).

6.2	Capitalisation of Loan Accounts

Australia HoldCo shall be entitled, by giving written notice (“Capitalisation Notice”) to a Company and the other Shareholders at any time after the Empowerment Period (or at any time during the Empowerment Period if doing so will not cause that Company to no longer comply with the Ownership Requirements), to require that the amounts owing to it on any Loan Account,
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or any part thereof, be capitalised (the amount so capitalised being referred to as the “Capitalised Amount”) immediately on the basis that —

6.2.1	such Company shall issue to Australia HoldCo such number of Shares as shall be equal to the Adjustment Shares (as defined below) and shall deliver the Share certificates in respect of such Adjustment Shares to Australia HoldCo at an aggregate subscription price equal to the Capitalised Amount on the basis that the Capitalised Amount shall be repaid to Australia HoldCo by the issue of those Adjustment Shares, which issue shall extinguish such Company’s obligation to repay the Capitalised Amount;

6.2.2	the number of Shares to be issued shall be computed by dividing the Capitalised Amount by the Fair Value per Share on the date of the Capitalisation Notice (or such other date specified in the Capitalisation Notice, which results in an application of the provisions of this 6.2 (“Adjustment Shares”). The Fair Value per Share that is to be utilised to calculate the number of Adjustment Shares shall be determined by dividing the Fair Value of such Company on the date referred to above by the aggregate number of Shares then in issue. If the number of Adjustment Shares calculated in accordance with the provisions of this 6.2 results in a fraction of a Share, then the result shall be rounded off to the nearest whole number.

7	DISTRIBUTIONS

7.1	Each Company shall (and the Shareholders shall procure that such Company does), as soon as practically possible after the finalisation of such Company’s audited financial statements for each financial year of such Company, make a Distribution to the Shareholders of such portion (but never exceeding the relevant portion determined by the Board for such purpose) of such Company’s after-tax profits for that financial year, after making provision for any tax on such Distribution and such Company’s anticipated working capital, capital expenditure and cash flow requirements, as would entitle Exxaro to a “trickle dividend” of at least ZAR260 000 from such Company.
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7.2	The amount of ZAR260 000 referred to in 7.1 shall increase, on each anniversary of the Commencement Date, with the annual increase in the Consumer Price Index (all areas, all items) for the preceding twelve month period.

8	ACCOUNTS

It is recorded that -

8.1	the Auditors shall be [•], or such other auditors as the relevant Board may from time to time determine;

8.2	the financial year of each Company shall end on [•] of each year;

8.3	each Company shall procure that —

8.3.1	such Company’s books, records and accounts will be kept in compliance with the Companies Act and may be inspected by any Shareholder during normal business hours on reasonable notice to the Board; and

8.3.2	audited financial statements will be prepared as soon as possible after each financial year end, but in any event by not later than such date as Australia HoldCo may require.

9	FAIR VALUE

9.1	Whenever the Fair Value of any Share, undertaking, company, interest, business, asset and/or the like is required to be determined in terms of this Agreement, such Fair Value shall mean the Fair Value of such Share, undertaking, company, interest, business, asset and/or the like, agreed between the relevant Shareholders in writing, or failing such agreement after a period of thirty days after which such agreement has been called for, the Fair Value determined by a valuation expert contemplated in 9.2.

9.2	Any failure to agree in writing on the Fair Value as contemplated in 9.1 shall be deemed for the purposes of this Agreement to be a dispute which shall be referred for determination to such valuation expert as the Shareholders may agree in writing to appoint or, if no such agreement is concluded within seven
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days after any Shareholder requests it, such independent and adequately experienced and qualified investment bank as may be appointed at the request of any Shareholder by the President for the time being of the South African Institute of Chartered Accountants (who may determine in his discretion whether such investment bank is independent and adequately experienced and qualified). Any such valuation expert shall be appointed on the basis that -

9.2.1	the valuation expert shall act as an expert and not as arbitrator, but shall call for and consider any written submissions which any such forced sale party may wish to submit;

9.2.2	the determination of the valuation expert shall, in the absence of manifest error, be final and binding on the Shareholders;

9.2.3	the valuation expert shall give written reasons for his decision;

9.2.4	the valuation expert shall be requested to give his decision as soon as possible and in any event within twenty-one days after he is appointed;

9.2.5	the Fair Value in question, as the case may be, shall be determined by the valuation expert by the use of such accepted valuation methodology as the valuation expert may deem appropriate, but the valuation expert shall not take into account whether any interest represents a majority or minority interest, as the case may be.

9.3	The valuation expert may determine which one or more of (and the proportions in which) the Shareholders shall bear the valuation expert’s costs and charges, but such costs and charges shall in the absence of such a determination be borne by the Shareholders in their Pro Rata Proportions; provided that for purposes of a Deemed Offer in terms of 14, such costs and charges shall be borne by the Deemed Offeror referred to in 14.1.

9.4	If any valuation expert’s charges and any other costs have to be paid before that expert has made his award in respect thereof, the Shareholders shall pay such charges and costs in their Pro Rata Proportions, pending any determination as to liability therefor by that expert; provided that for purposes
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of a Deemed Offer in terms of 14, such costs and charges shall be borne by the Deemed Offeror referred to in 14.1.
PART D — DISPOSALS
10	RESTRICTION ON DISPOSAL AND ENCUMBRANCE OF THE SHARES

10.1	Restrictions

10.1.1	Exxaro shall not —

10.1.1.1	for the duration of the Empowerment Period, Dispose of or Encumber any of its Shares or any of its rights or interest therein (or enter into any option, derivative or other transaction, the effect of which is or will be (i) to Dispose of or Encumber or (ii) to require it to Dispose of or Encumber (iii) to have the same economic effect as a Disposal or Encumbrance of any of its Shares or any of its rights or interest therein), save as is specifically otherwise agreed to in writing by all the other Shareholders or specifically permitted by this Agreement and then only to an Entity or Person that is an HDP and HDSA that (notwithstanding any other provision of this Agreement) has been approved by Australia HoldCo in writing and otherwise in compliance with the remaining provisions of this 10.1; and

10.1.1.2	after expiry of the Empowerment Period, Dispose of or Encumber any of its Shares or any of its rights or interest therein (or enter into any option, derivative or other transaction, the effect of which is or will be (i) to Dispose of or Encumber or (ii) to require it to Dispose of or Encumber (iii) to have the same economic effect as a Disposal or Encumbrance of any of its Shares or any of its rights or interest therein), save as is specifically otherwise agreed to in writing by all the other Shareholders or specifically permitted by this Agreement and then only in compliance with the remaining provisions of this 10.1.

10.1.2	Australia HoldCo shall not Dispose of or Encumber any of its Shares or any of its rights or interest therein (or enter into any option, derivative or other transaction, the effect of which is or will be (i) to Dispose of or
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Encumber or (ii) to require it to Dispose of or Encumber or (iii) to have the same economic effect as a Disposal or Encumbrance of any of its Shares or any of its rights or interest therein) save as is specifically otherwise agreed to in writing by all the other Shareholders or specifically permitted by this Agreement and then only in compliance with the remaining provisions of this 10.1.

10.1.3	A Shareholder may only Dispose of any of its Shares and/or any portion of the Loan Account with respect to the relevant Company if —

10.1.3.1	in one and the same transaction it also Disposes of that portion of such Loan Account, if any, (its “Corresponding Loan Account”) which bears the same proportion to its entire Loan Account as the number of Shares so Disposed of bear to the aggregate number of that Shareholder’s Shares in such Company; and

10.1.3.2	each Person acquiring the Shares and Corresponding Loan Account so Disposed of (“Third Party Acquirer”) has executed and delivered to each Party a deed of accession in the form of Annexure B and shall conclude and execute a call option agreement in the Form of Annexure C. Such deed of accession and call option deed shall become effective upon the Third Party Acquirer’s acquisition of the Shares and Corresponding Loan Account so disposed of, whereupon all rights and obligations of the disposing Shareholder in terms of this Agreement shall, save to the extent provided for in this Agreement in respect of rights that are personal to a Party, be assigned to the Third Party Acquirer, and all references in this Agreement to the disposing Shareholder shall, to the extent of such assignment, be deemed to be references to the Third Party Acquirer. If the disposing Shareholder did not Dispose of all of his Shares to a single Third Party Acquirer, then the assignment of the disposing Shareholder’s rights and obligations referred to above shall be to the extent of and proportional to such Disposal.
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10.2	Registration of transfers

If any Shareholder (“Disposer”) Disposes of its Shares in a Company in accordance with this Agreement, then transfer thereof shall thereafter be registered and recorded by the relevant Directors as soon as possible, unless such Directors have not been satisfied, in such manner as they may reasonably require, that the Disposal of such Shares conforms with the requirements of this Agreement.

10.3	Intra-group transfers

Subject to the BEE Undertakings and subject to any such statutory, governmental or regulatory approval as may be required, any Shareholder shall be entitled, at any time, to Dispose of all of its Shares in a Company and Corresponding Loan Account to any wholly-owned Subsidiary of such Shareholder (“Transferee”) without first offering such Shares and Corresponding Loan Account to the other Shareholders in accordance with 11 and on the basis that the provisions of 12 shall not be applicable; provided that —

10.3.1	prior to such Disposal, the disposing Shareholder shall have been appointed in writing as the sole and exclusive agent and attorney in rem suam of the Transferee to perform all of the duties and exercise all of the rights of the Transferee in relation to this Agreement, the other Shareholders and such Company, to the exclusion of all other Persons (including the Transferee);

10.3.2	the disposing Shareholder shall be deemed to have bound itself in favour of the other Parties as surety for and co-principal debtor in solidum with the Transferee for all of the obligations of the Transferee under this Agreement (including the written undertaking referred to in 10.3.3) and, without limiting the foregoing, the disposing Shareholder further undertakes to procure compliance by the Transferee with its obligations under this Agreement;

10.3.3	prior to such Disposal, the disposing Shareholder delivers to the other Parties a written undertaking from the Transferee in which the Transferee
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has undertaken to accede to and agreed to be bound by the Australian Shareholders’ Agreement (on the basis and in the form required under the Australian Shareholders’ Agreement) and to -

10.3.3.1	be bound by and comply with all the provisions of this Agreement, and it appoints a Domicilium for the purposes of this Agreement; and

10.3.3.2	transfer the beneficial ownership of its Shares and Corresponding Loan Account back to the disposing Shareholder (or to any other Entity which would qualify as a Transferee to which the disposing Shareholder would be entitled to Dispose of such Shares in terms of this 10.3) in the event of the Transferee ceasing to be a wholly-owned Subsidiary of the disposing Shareholder for any reason whatsoever, failing which the Transferee shall be deemed to have made an offer in terms of 14.1.3.

10.4	Compliance

10.4.1	The share certificate for each Share shall have the following endorsement clearly marked on it -

“The shares represented by this certificate (and any disposal, transfer or encumbrance thereof) are subject to the provisions of a shareholders’ agreement between, inter alia, the holder of these shares and the other shareholder/s of the company.”

10.4.2	If any Shareholder (“Defaulting Transferor”) fails to deliver any Delivery Documents to any Person who purchases or acquires any Shares and the Corresponding Loan Account from that Defaulting Transferor pursuant to 11, 12 or 14 of this Agreement after payment therefor has been made or tendered by that Person, then any Director of the relevant Company shall be and hereby is irrevocably authorised and appointed as the attorney and agent of that Defaulting Transferor to sign, execute and implement all such documents as may be necessary to effect delivery, against such payment having been or being made to the Defaulting Transferor or to such Company in trust for the Defaulting Transferor, of
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the Delivery Documents, transfer those Shares and Corresponding Loan Account to that Person and issue or procure the issue of new share certificates in respect of the Shares in the name of that Person.

11	PRE-EMPTIVE RIGHTS

11.1	Obligation to offer

Subject to 10.1 and 11.6, if a Shareholder (“Offeror”) wishes to Dispose of any of its Shares in a Company and the Corresponding Loan Account, it shall not be entitled to do so unless —

11.1.1	such Disposal complies with 10, 11.5 and 13.3; and

11.1.2	the Offeror has identified a bona fide third party (“Specified Third Party”) who has offered in writing (“Proposal”) to purchase its Shares and Corresponding Loan Account for a cash price (which shall, for the purpose of the Tag Along Right in 12, be expressed and payable in South African currency, but may, subject to 11.5.2.1, provide for payment to the Offeror in a foreign currency) and the Offeror has first offered in writing (“Offer”), in accordance with 11.2, to sell those Shares and Corresponding Loan Account (“Subject Interest”) to the other Shareholders (“Offerees”).

Any Offeree(s) who accept the Offer are referred to herein as the “Purchasers” and the agreement arising from their acceptance of the Offer is referred to herein as the “Resultant Sale”. For the avoidance of doubt, it is recorded that if a Shareholder wishes to Dispose of its Shares and Corresponding Loan Account to another Shareholder (other than in circumstances in which this Agreement allows that Disposal without the application of this 11), then this 11 shall apply and that other Shareholder shall be the Specified Third Party referred to in this 11.1.

11.2	The Offer

The Offer shall -
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11.2.1	be in writing and be accompanied by a true and complete copy of the Proposal and shall be copied to the relevant Company;

11.2.2	be irrevocable and open for acceptance by the Offeree(s) —

11.2.2.1	for a period of sixty Business Days (“Offer Period”) following the date (“Offer Date”) stipulated for this purpose in the Offer, which shall not be earlier than the date of receipt of the Offer by such Company;

11.2.2.2	subject to 11.3, in their Pro Rata Proportions as at the Offer Date (or in such other proportions as may be agreed in writing by the Offerees) on the basis that each Offeree shall be entitled to purchase that proportion of the Subject Interest;

11.2.3	stipulate a cash price (expressed and payable in South African currency) payable for the Subject Interest at which the Offeror wishes to sell the Subject Interest to the Offerees, which shall be no higher than the price at which the Offeror wishes to sell the Subject Interest to the Specified Third Party in terms of the Proposal. The Offer shall, in accordance with the Proposal, also stipulate whether the Offeror or the Purchasers shall pay any securities transfer tax payable in respect of the Resultant Sale. The Offer shall also stipulate the details of the South African bank account into which the Offeror requires the purchase price to be paid;

11.2.4	stipulate the name and identity number (if a natural Person) or registration number (if a juristic Person) of the Specified Third Party and —

11.2.4.1	if the Specified Third Party is an agent, the name of its ultimate principal;

11.2.4.2	if the Specified Third Party is a juristic Person or trust, the names of all Persons who Control the Specified Third Party or have a direct or indirect proprietary interest in excess of 10% therein;
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11.2.5	provide that the Resultant Sale will not be subject to any condition except the suspensive conditions -

11.2.5.1	that all regulatory approvals (if any) which are necessary for the implementation of the Resultant Sale, are granted unconditionally (or subject to such conditions of approval as may be consented to in writing by the Parties affected thereby) within ninety days after acceptance of the Offer; provided that if any such approval is not obtained within such ninety day period and the Purchasers have exercised all reasonable endeavours to procure such regulatory approvals, then the reference to ninety days in this 11.2.5.1 shall be deemed to be a reference to the period expiring on the earlier of (i) the 180th day after expiry of that ninety day period, (ii) the date upon which the Purchasers exhaust all remedies available to them to obtain such approval without obtaining such regulatory approvals, and (iii) the date upon which the Purchasers cease exercising all reasonable endeavours to obtain such regulatory approvals; provided further that the Offeror and the Purchasers shall be obliged to use all reasonable endeavours to procure that all such regulatory approvals are obtained as expeditiously as possible and any Offeree who does not accept the Offer shall promptly provide the Offeror and the Purchasers with such information as they reasonably require for this purpose; and

11.2.5.2	if the Offeror so stipulates in the Offer and the Proposal also provides for such release as a suspensive condition, that the Offeror be released from all obligations which the Offeror may have in terms of or in connection with any Guarantee for the obligations of such Company (or any member of the Group) by no later than the last day for fulfilment of the condition in 11.2.5.1 or, if that condition is not applicable, within thirty days after acceptance of the Offer. The Purchasers shall use all reasonable endeavours to procure such release; provided that the Purchasers shall not be obliged to effect any payment, provide any security (other than, to the extent permissible in law, their own Guarantees) or to procure any variation of the terms of such Guarantee to procure any such release;
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11.2.6	be capable of acceptance only by an Offeree giving written notice to that effect to the Offeror within the Offer Period. Such notice may include an Additional Acceptance referred to in 11.3.1, which Additional Acceptance will become relevant if there is any Surplus Interest referred to in 11.3.2;

11.2.7	oblige the Offeror to give the Purchasers a written notice informing the Purchasers of the fulfilment or failure, as the case may be, of each suspensive condition as soon as the Offeror becomes aware thereof;

11.2.8	include a warranty to the Purchasers that as at the Offer Date and the date of payment and delivery referred to in 11.4 and in relation to the Shares and Loan Account included in the Subject Interest —

11.2.8.1	the Offeror is the sole beneficial owner of those shares and Loan Account and is the registered holder of those Shares;

11.2.8.2	the Offeror is entitled and able to give free and unencumbered title to those Shares and Loan Account to the Purchasers; and

11.2.8.3	save as provided for in this Agreement, no Person has any existing or future right (including an option or right of first refusal) to acquire any of those Shares and Loan Account; and

11.2.9	not contain any other term.

11.3	Deemed acceptance

If -

11.3.1	any Offeree (“Surplus Offeree”) accepts the entire Offer to it and in such acceptance also accepts to any extent (“Additional Acceptance”) the Offer of Subject Interest to any other Offeree referred to in 11.3.2; and

11.3.2	any other Offeree does not accept the Offer in respect of certain of the Subject Interest (“Surplus Interest”) Offered to it in terms of 11.1,

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then the Surplus Interest shall be deemed, on the expiry of the Offer Period, to have been offered to the Surplus Offeree(s) in their Pro Rata Proportions at the time of the Offer and shall to the extent of their Additional Acceptances be deemed to have been accepted by the Surplus Offeree(s). If, after that deemed offer and acceptance, there remain any Surplus Interest in respect of which the Offer has not been deemed to be accepted, then the deemed offer and acceptance provided for in this 11.3 shall be repeated as many times as is necessary to ensure that either there are no more Surplus Interest in respect of which the Offer has not been accepted or there is no remaining Additional Acceptance which could (in terms of this 11.3) result in Surplus Interest being sold to a Surplus Offeree, whichever occurs sooner. The Offeror shall give written notice of the circumstances referred to in 11.3.1 and 11.3.2 to all the Offerees.

11.4	Closing of Resultant Sale

If any Resultant Sale is or becomes unconditional, then, unless otherwise agreed in writing between the Offeror and the Purchasers, on the seventh day after the later of the date of expiry of the Offer Period and the date of fulfilment of the suspensive conditions to the Resultant Sale —

11.4.1	the purchase price payable in terms of the Resultant Sale shall be paid by the Purchasers to the Offeror against compliance by the Offeror with 11.4.2. Such purchase price shall be paid by way of electronic transfer into the Offeror’s bank account, free of set-off or other deduction. Unless otherwise provided in the Offer, the Purchasers shall also pay any securities transfer tax payable in respect of the implementation of the Resultant Sale on the due date for payment thereof;

11.4.2	the Offeror shall deliver the Delivery Documents to the Purchasers at the relevant Company’s registered office against receipt by the Offeror of proof that payment has been made in terms of 11.4.1.

All rights and obligations of the Purchasers in terms of this 11.4 shall be in the proportions in which they purchase the Subject Interest.
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11.5	Sale to Specified Third Party

11.5.1	Subject to the provisions of 10 and 15, if, after the application of 11.1 and 11.3, the Subject Interest is not purchased by the Offeree(s), because -

11.5.1.1	the Offer is not accepted or deemed to be accepted; or

11.5.1.2	the Offer is accepted but the sale arising therefrom cannot be implemented because a suspensive condition thereto is not fulfilled,

then the Offeror shall, subject to 10 and 15, and provided that the Offeror first delivers to the other Shareholders a copy of all agreements between the Offeror and the Specified Third Party relating to the sale to the Specified Third Party and a certificate signed by a Director of the Offeror certifying that that sale complies with this Agreement, be entitled -

11.5.1.3	in the circumstances referred to in 11.5.1.1, within thirty days after the date of expiry of the Offer Period;

11.5.1.4	in the circumstances referred to in 11.5.1.2, within thirty days after the date of non-fulfilment of the suspensive condition referred to in 11.5.1.2,

to sell all (and not some only) of the Subject Interest to the Specified Third Party named in the Offer at a price not lower and on terms and conditions not more favourable to the Specified Third Party than those of the Offer. If the Offeror does not so sell (whether or not subject to any condition) its Subject Interest to such Specified Third Party within such thirty day period, or if the Offeror does so sell but such sale fails due to any suspensive condition of such sale, all of the foregoing provisions of this 11 shall apply again de novo.

11.5.2	It is agreed that —

11.5.2.1	for the purposes of 11.5.1, a price expressed and payable by the Specified Third Party in a foreign currency will not constitute a more
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favourable term so long as that price is not less than the spot rate equivalent as at the Offer Date (as quoted by any one of the five largest South African banks) of the South African currency price stated in the Offer; and

11.5.2.2	it shall be a suspensive condition to any proposed sale in terms of 11.5.1 that all regulatory approvals which are necessary for the implementation of that sale, are granted unconditionally (or subject to such conditions as may be approved in writing by the parties affected thereby) within ninety days after expiry of the applicable thirty day period referred to in respectively 11.5.1.3 or 11.5.1.4; provided that if any such approval is not obtained within such ninety day period and the Offeror and the Specified Third Party have exercised all reasonable endeavours to procure such regulatory approvals, then the reference to ninety days in this 11.5.2.2 shall be deemed to be a reference to the period expiring on the earlier of, (i) the 180th day after expiry of that ninety day period, (ii) the date upon which the Offeror and the Specified Third Party exhaust all remedies available to them to obtain such approval without obtaining such regulatory approvals, (iii) and the date upon which the Offeror and the Specified Third Party cease exercising all reasonable endeavours to obtain such regulatory approvals; provided further that the Offeror and the Specified Third Party shall be obliged to use all reasonable endeavours to procure that all such regulatory approvals are obtained as expeditiously as possible.

11.6	Regulatory approvals and inappropriate Specified Third Parties

11.6.1	During the Empowerment Period, Exxaro shall not be entitled to Dispose of any of its Shares in terms of 11.5 to any Specified Third Party unless Exxaro believes, and confirms in writing to the Offeree(s) simultaneously with delivering the proposal referred to in 11.2.1 to the Offeree(s), that a sale of the Shares to the Specified Third Party will be in compliance with and subject to all applicable regulatory approvals, including (without limitation) the approval by the Minister (in the manner referred to in 11.6.2).
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11.6.2	Without limiting the generality of 11.6.1, it shall be a suspensive condition to any proposed sale by Exxaro of any Shares in terms of 11.5 to any Specified Third Party during the Empowerment Period that —

11.6.2.1	the relevant Company shall have received either —

11.6.2.1.1	the written approval of the Minister for such sale on the basis that the Minister shall in that approval have confirmed that the identity of that Specified Third Party and the shareholding of that Specified Third Party in such Company that will result from that sale shall satisfy the Ownership Requirements, so that the ability of such Company and its Subsidiaries to retain existing prospecting rights and/or mining rights and in future obtain prospecting rights and mining rights shall not be prejudiced as a result of the proposed sale to that Specified Third Party; or

11.6.2.1.2	a written opinion from legal advisers appointed by such Company and approved by Australia HoldCo which confirms that, after such sale, the shareholding of that Specified Third Party in such Company shall satisfy the Ownership Requirements; and

11.6.2.2	if so required by written notice from Australia HoldCo, this Agreement shall have been amended in such manner as Australia HoldCo may reasonably require to ensure that the provisions of this Agreement which apply to Exxaro will have the equivalent effect on the Specified Third Party (and its direct and indirect shareholders) as they had on Exxaro (and its direct and indirect shareholders). Exxaro hereby agrees to sign such amendment as may be required to give effect to this 11.6.2.2.
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12	COME ALONG

If Australia HoldCo has made an Offer of its entire Shareholding in a Company in terms of 11.1 to all of the other Shareholders and —

12.1	Australia HoldCo has stated in that Offer that it intends to accept the Proposal which accompanies that Offer and to invoke this 12; and

12.2	in terms of that Proposal —

12.2.1	the Specified Third Party will purchase, in one transaction, from all of the Shareholders on terms and conditions which treat the same instruments included in the Total Interest in the same way, all of the Shares of all of the Shareholders for a price payable in cash in South African Rand within seven days after fulfilment of the condition precedent referred to in 12.2.2;

12.2.2	the sale that will result from acceptance of the proposal is not subject to any condition other than the suspensive condition that all regulatory approvals (if any) which are necessary for the implementation of that sale are granted unconditionally (or subject to such conditions as may be approved in writing by the parties affected thereby) within ninety days after acceptance of the proposal; provided that if such approval is not obtained within such ninety day period and the Specified Third Party has exercised all reasonable endeavours to procure such regulatory approvals, then such ninety day period shall be deemed to be extended so as to expire on the earlier of —

12.2.2.1	the 180th day after the expiry of that ninety day period;

12.2.2.2	the date upon which the Specified Third Party exhausts all remedies available to it to obtain such approval without obtaining such regulatory approvals; and

12.2.2.3	the date upon which the Specified Third Party ceases exercising all reasonable endeavours to obtain such regulatory approvals,
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provided further that the Parties and the Specified Third Party shall be obliged to use all reasonable endeavours to procure that all such regulatory approvals are obtained as expeditiously as possible; and

12.3	either —

12.3.1	that Offer in terms of 11.1 is not accepted in full; or

12.3.2	that Offer is accepted in full but the suspensive conditions thereto are not fulfilled,

then, within five Business Days thereafter, (i) Exxaro may exercise its “Put Option” (as defined in the Australian Shareholders’ Agreement) with respect to the relevant Shares and Australia Holdco may exercise its “Call Option” (as defined in the Australian Shareholders’ Agreement) with respect to the relevant Shares, under and in accordance with the provisions of the Australian Shareholders’ Agreement, and (ii) if Exxaro has not exercised its “Put Option” and Australia HoldCo has not exercised its “Call Option” during such five Business Day period, then, following the expiry of that period, Australia HoldCo shall have the right to accept that Proposal, whereupon the other Shareholders shall be obliged to accept and be deemed to have accepted that Proposal. Australia HoldCo and the other Shareholders shall thereafter give effect to the sale and cession arising from acceptance of that Proposal.

13	TAG ALONG

13.1	If Australia HoldCo makes an Offer of its relevant Subject Interest in terms of 11.1, and if Exxaro —

13.1.1	does not accept that Offer in whole in terms of 11.1; or

13.1.2	does accept that Offer in whole in terms of 11.1 but the suspensive conditions thereto are then not fulfilled,

then Exxaro may within five Business Days thereafter (i) exercise its “Put Option” (as defined in the Australian Shareholders’ Agreement) with respect to the relevant Shares under and in accordance with the provisions of the
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Australian Shareholders’ Agreement, or (ii) give written notice to the Offeror/s within the Tag Along Period stating that Exxaro exercises its right in terms of this 13 (“Tag Along Right”).

13.2	The “Tag Along Period” shall mean any time within the Offer Period in terms of 11.2 and, if the Offer is accepted but the suspensive conditions thereto are not fulfilled, at any time within the period of seven days after Australia HoldCo gives the written notice of such non-fulfilment to Exxaro. Australia HoldCo shall be obliged to give Exxaro written notice of any such non-fulfilment as soon as it becomes aware thereof.

13.3	If Exxaro exercises its Tag Along Right, then Australia HoldCo shall, notwithstanding 11.5, not be entitled to sell the Subject Interest to the Specified Third Party unless Australia HoldCo procures that the Specified Third Party also purchases all of the relevant Shares and Loan Accounts of Exxaro at the same time and on same terms and conditions which, when compared to those on which Exxaro sells its Subject Interest to the Specified Third Party, treat the Subject Interest of Australia HoldCo and the relevant Shares and Loan Accounts of Exxaro in the same way.

14	DEEMED OFFER

14.1	A “Trigger Event” shall be deemed to have occurred in relation to —

14.1.1	any Shareholder, if that Shareholder becomes (whether voluntarily or otherwise) subject to any provisional or final order for its sequestration, curatorship, liquidation, winding-up, judicial management, business rescue or is made subject to any similar or equivalent disability in any other relevant jurisdiction or is deregistered; provided that any Shareholder that is a juristic person (“Requesting Shareholder”) may request the prior written approval of the other Shareholders for the Requesting Shareholder to become subject to any such liquidation, winding-up, or deregistration in solvent circumstances, and the other Shareholders may not withhold such approval unreasonably if the Requesting Shareholder is engaged in a bona fide restructuring which will not prejudice the other Shareholders;
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14.1.2	any Shareholder, if that Shareholder compromises or offers to compromise with its creditors generally; or

14.1.3	any Shareholder, if that Shareholder breaches any material provision of this Agreement; provided that —

14.1.3.1	if such breach is remediable, then no Trigger Event shall be deemed to have occurred unless such breach is not remedied within thirty days after any other Party has called for such remedy in writing;

14.1.3.2	it is recorded for the avoidance of doubt that a failure by a Shareholder to pay or advance any loan as referred to in 6.1 shall not constitute a Trigger Event; and

14.1.3.3	this 14.1.3 shall not detract from the other remedies in law of the other Parties as a result of any such breach,

then that Shareholder shall be the Deemed Offeror (“Deemed Offeror”) referred to in 14.2. A Company shall give written notice to each Shareholder as soon as it becomes aware that any Trigger Event has occurred and each Shareholder which becomes aware that any Trigger Event has occurred shall, if such Company has not already given such a notice in respect of that Trigger Event, give such Company written notice of such Trigger Event.

14.2	If a Trigger Event is deemed to have occurred, then the Deemed Offeror shall be deemed, on the day (“Offer Date”) prior to the occurrence of such Trigger Event, to have offered (“Deemed Offer”) to sell its relevant Shares and the Corresponding Loan Account (“Offered Interest”) to the remaining Shareholders (“Deemed Offerees”).

14.3	The Deemed Offer shall be on the following terms and conditions -

14.3.1	the Deemed Offer shall, subject to 14.3.3, be deemed to have been made to all the Deemed Offerees in their Pro Rata Proportions as at the Offer Date (or in such other proportions as may be agreed in writing by the Deemed Offerees) on the basis that each Deemed Offeree shall be entitled to purchase that proportion of the Offered Interest;
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14.3.2	the Deemed Offerees shall each be entitled (but not obliged), by giving the Deemed Offeror and such Company written notice to that effect (“Sale Notice”), within the Deemed Offer Period to purchase from the Deemed Offeror, any portion of the Offered Interest that has been deemed to be offered to them (the Offered Interest so purchased is herein referred to as “Sale Interest”). In addition, the Deemed Offerees may in the Sale Notice accept the Deemed Offer of the Offered Interest to any other Deemed Offeree. The date of receipt by such Company of the Sale Notice is referred to as the “Sale Date”. The “Deemed Offer Period” for each Deemed Offeree shall mean the period expiring sixty days after the later of —

14.3.2.1	the date on which it receives the notice referred to in 14.1; or

14.3.2.2	the date on which the Sale Price is determined as referred to in 14.4.1;

14.3.3	if —

14.3.3.1	a Deemed Offeree (“Further Offeree”) accepts the entire Deemed Offer to it and in such acceptance also accepts to any extent (“Further Acceptance”) the Deemed Offer of the Offered Interest to any other Deemed Offeree; and

14.3.3.2	any other Deemed Offeree does not accept the Deemed Offer to it in respect of certain of the Offered Interest (“Available Interest”),

then the Available Interest shall be deemed on the expiry of the Deemed Offer Period to have been offered to the Further Offerees in their Pro Rata Proportions at the time of the Deemed Offer and shall, to the extent of their Further Acceptances, be deemed to have been accepted by the Further Offerees. The Available Interest so purchased will form part of the Sale Interest. If, after that Deemed Offer and acceptance, there remains any Available Interest in respect of which the offer has not been deemed to be accepted, then the Deemed Offer and acceptance provided for in this 14.3.3 shall be repeated as many times as is necessary to
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ensure that either there is no Available Interest in respect of which the offer has not been accepted or there is no remaining Further Acceptance which could (in terms of this 14.3) result in an Available Interest being sold to a Further Offeree, whichever occurs sooner. The Company shall give written notice of the circumstances referred to in 14.3.3.1 and 14.3.3.2 to all the Deemed Offerees.

14.4	If the Deemed Offer is accepted by any of the Deemed Offerees (“Acquirers”) and (after the application of 14.3.3) the Deemed Offer of the entire relevant Offered Interest has been accepted, then the Deemed Offeror shall be deemed to have sold the Offered Interest to the Acquirers on the following terms and conditions —

14.4.1	the price (“Sale Price”) for the Sale Interest shall be the Fair Value thereof, which shall be payable in cash in South African currency. Any Shareholder may request agreement on, or an expert determination of, the Fair Value as soon as a Trigger Event occurs, as contemplated in 9 even though the Deemed Offer has not yet been accepted;

14.4.2	the sale of the Sale Interest shall be subject to the suspensive conditions that all regulatory approvals (if any) which are necessary for the implementation of that sale, are granted unconditionally (or subject to such conditions as may be approved in writing by the Parties affected thereby) within ninety days after acceptance of the Deemed Offer; provided that if any such approval is not obtained within such ninety day period and the Acquirers who accepted the Deemed Offer have exercised all reasonable endeavours to procure such regulatory approvals, then the reference to ninety days in this 14.4.2 shall be deemed to be a reference to the period expiring on the earlier of (i) the 180th day after expiry of that ninety day period, (ii) the date upon which the Acquirers exhaust all remedies available to them to obtain such approval without obtaining such regulatory approvals, and (iii) the date upon which the Acquirers cease exercising all reasonable endeavours to obtain such regulatory approvals; provided further that the Deemed Offeror and the Acquirers shall be obliged to use all reasonable endeavours to procure that all such regulatory approvals are obtained as expeditiously as possible;
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14.4.3	the Acquirers shall pay the Sale Price to the Deemed Offeror on the twenty-first day after the later of —

14.4.3.1	the Sale Date or, if applicable, the date on which the expert referred to in 9 advises the Parties in writing of its determination of the Sale Price; and

14.4.3.2	the date of fulfilment of the suspensive conditions referred to in 14.4.2,

(“Delivery Date”) against delivery of the Delivery Documents. The Acquirers shall pay any securities transfer tax payable in respect of such sale;

14.4.4	the Deemed Offeror shall be deemed to warrant to each Deemed Offeree who accepts the Deemed Offer that as at the Delivery Date —

14.4.4.1	the Deemed Offeror is the sole beneficial owner of the Offered Interest;

14.4.4.2	save as provided for in this Agreement, the Deemed Offeror is entitled and able to give free and unencumbered title to the Offered Interest to the Acquirers;

14.4.4.3	save as provided for in this Agreement, no Person has any existing or future right (including an option or right of first refusal) to acquire any of the Offered Interest; and

14.4.5	all rights and obligations of the Acquirers in terms of this 14.4 shall be joint (not joint and several) in the proportions in which they purchase the Sale Interest.
PART E — RELATIONSHIPS BETWEEN THE COMPANY AND ITS SHAREHOLDERS

15	BEE UNDERTAKINGS

15.1	If, during the Empowerment Period, a Company ceases to satisfy the Ownership Requirements for any reason whatsoever (other than as a direct
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result of the Ownership Requirements being increased after the Commencement Date by virtue of a law of general application), Exxaro shall —

15.1.1	forthwith on the occurrence of such event notify Australia HoldCo and all other Shareholders thereof in writing, giving full details in such notice of the event that occurred and the reasons therefor;

15.1.2	within fifteen days of so notifying Australia HoldCo (or, if earlier, within twenty days of the occurrence of such event) notify the DMR thereof and agree with the DMR, in writing, a grace period (“Grace Period”) within which the position is to be remedied;

15.1.3	within ninety days of the occurrence of such event (or such shorter period as the DMR may require in this regard) prepare and submit to Australia HoldCo a detailed written remedial action plan setting out the manner in which it suggests the position may be remedied and the detailed steps that it suggests be taken to remedy the position;

15.1.4	in the event that such remedial action plan proposes changes to the shareholding in, or structure of, either Company or any of their respective Subsidiaries or would adversely affect the interests of Australia HoldCo or either Company or any of their respective Subsidiaries, within fifteen days of so submitting such remedial action plan to Australia HoldCo, reach written agreement with Australia HoldCo on a final remedial action plan (both Australia HoldCo and Exxaro acting reasonably) (“Remedial Plan”), provided that if the Remedial Plan relates only to changes to Exxaro itself or its shareholders then (i) Exxaro shall be entitled to proceed to implement such Remedial Plan after consultation with Australia HoldCo and shall not require the agreement of Australia HoldCo to such Remedial Plan, and (ii) Exxaro shall indemnify Australia Holdco, each Company and their respective Subsidiaries against all losses, liabilities, damages, costs and expenses of any nature whatsoever which Australia HoldCo, either Company or any such Subsidiary may suffer or incur in connection with such Remedial Plan or the implementation thereof;
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15.1.5	forthwith upon such Remedial Plan being so agreed with Australia HoldCo, submit same to the DMR for comment and consideration and (if possible) confirmation that implementing same will remedy the position;

15.1.6	within the time frames set out in the Remedial Plan and in any event within the first three quarters of the Grace Period, take all relevant steps set out in the Remedial Plan (all in consultation with Australia HoldCo) in order to remedy the position to the satisfaction of the DMR and Australia HoldCo.

15.2	If, for any reason whatsoever, Exxaro does not comply with its obligations under 15.1, or if no Remedial Plan is agreed with Australia HoldCo within fifteen days of Exxaro submitting a proposed plan to Australia HoldCo, or if Exxaro has not fully remedied the position on expiry of the first three quarters of the Grace Period, then (without prejudice and in addition to its other rights and remedies under this Agreement, any Transaction Agreement or at law) Australia HoldCo shall be entitled —

15.2.1	to remedy the position, at the cost of Exxaro, to the satisfaction of the DMR; and/or

15.2.2	to sell all or any part of Exxaro’s Shares in such Company to any person or entity that Australia HoldCo has approved and that qualifies as an HDP and HDSA for such price and subject to such terms and conditions as Australia HoldCo may determine in good faith after having consulted with Exxaro; provided that —

15.2.2.1	such terms and conditions shall not include warranties, representations or undertakings by Exxaro in addition to (i) the warranties referred to in 11.2.8, (ii) warranties relating to incorporation, capacity, authority, no conflict with constitutional documents, legality and validity of the relevant agreement and (iii) other warranties, representations or undertakings that are typical for a sale of shares comprising less than 50% of the shares in a company without Exxaro’s consent or unless Australia HoldCo agrees to accept pro rata liability with Exxaro for any such additional
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reasonable warranties in the proportion that the Shares held by each of them immediately prior to such sale bear to each other; and

15.2.2.2	where Australia HoldCo so acted in good faith Exxaro shall not be entitled to prevent the sale on the basis that the sale, for whatever reason, shall occur at a price less than the Fair Value of the Shares so sold at the time or shall occur subject to terms and conditions that Exxaro may regard as unreasonable, and to the extent required, Exxaro hereby irrevocably authorises and empowers Australia HoldCo in rem suam (i) to conduct all negotiations in relation to such a sale of the relevant Shares, (ii) to sell, transfer and dispose of the relevant Shares in such manner and on such terms and conditions as Australia HoldCo, acting in good faith, may deem appropriate, (iii) to cede, transfer and deliver the relevant Shares to the transferee pursuant to any such sale and, for that purpose if required, to take over and register in its own name the relevant Shares in order to do so, and (iv) to sign all agreements, transfer forms or other documents on behalf of and in the name of Exxaro and to do anything else which may be necessary to give effect to such sale.

15.3	If the DMR, for any reason, does not agree a Grace Period in writing, as envisaged in 15.1 within the time frame envisaged in 15.1, or if Exxaro’s Shares are not sold and transferred under 15.2.2 within the Grace Period for any reason, then —

15.3.1	Australia HoldCo shall, as soon as reasonably practical, procure the establishment (and registration with the Master of the High Court of South Africa) of an inter vivos trust with the sole purpose of acquiring all of Exxaro’s Shares in the Companies and all of Exxaro’s Loan Accounts against the Companies in order to hold same in trust until such Shares and Loan Accounts can be transferred to an Entity or Person that Australia HoldCo has approved and that qualifies as an HDP and HDSA. Such trust shall, to the extent practical and possible, comply with all relevant BEE requirements;
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15.3.2	Exxaro shall promptly (or unless otherwise specifically agreed to between the Parties in writing), transfer all of its Shares in the Companies and Loan Accounts against the Companies to the trust established under 15.3.1 (“BEE Warehouse Trust”) for no consideration and otherwise on such terms and conditions as Australia HoldCo may approve;

15.3.3	the trustees of the BEE Warehouse Trust shall be all of the Directors who are HDPs and HDSAs (or, if there are no such Directors, then appropriate persons who are HDPs and HDSAs appointed by Australia HoldCo) and the beneficiary of the BEE Warehouse Trust shall be Exxaro;

15.3.4	the BEE Warehouse Trust shall not (and the trustees of the BEE Warehouse Trust shall not have the power to) deal with the Shares held by the BEE Warehouse Trust other than by selling and transferring same to entities that Australia HoldCo has approved and that qualify as HDPs and HDSAs on the basis set out 15.3.5 , incur any liability other than relating to such sale and transfer, or make any distribution other than a distribution of the net proceeds of such sale to Exxaro on the basis set out in 15.3.6;

15.3.5	Australia HoldCo shall be entitled, on behalf of the BEE Warehouse Trust and Exxaro to sell all or part of the Shares held by the Trust on the basis set out in 15.2.2 mutatis mutandis; and

15.3.6	the trustees of the BEE Warehouse Trust shall determine the net proceeds from the sale of Shares held by the BEE Warehouse Trust, taking into account all expenses, taxes and other charges and deductions reasonably incurred by or on behalf of the BEE Warehouse Trust in connection with such sale and Exxaro shall be entitled to receive from the BEE Warehouse Trust the net proceeds so determined.

15.4	If, at any time during the Empowerment Period —

15.4.1	a Company or any of its Subsidiaries ceases to satisfy the Ownership Requirements as a direct result of the Ownership Requirements being increased after the Commencement Date by virtue of a law of general application and Exxaro still qualifies as an HDP and an HDSA at the time,
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or if such Company or any of its Subsidiaries no longer complies with the BEE requirements under the MPRDA, the Charter and the mining and prospecting rights held by them for reasons other than referred to in 16.1, Exxaro and Australia HoldCo shall jointly determine how best to remedy the position; and

15.4.2	as a result of the performance by such Company and its Subsidiaries under any of the elements of the Charter, the MPRDA, and the mining and prospecting rights other than ownership, the DMR agrees, in writing, that HDPs and HDSAs need to hold less than 26% of the Shares in order for the Company and its Subsidiaries to comply with the Ownership Requirement, Exxaro may exercise its “Put Option” (as that phrase is defined in the Australian Shareholders’ Agreement) with respect to the relevant Shares and Australia HoldCo may exercise its “Call Option” (as that phrase is defined in the Australian Shareholders’ Agreement) with respect to the relevant Shares, under and in accordance with the provisions of the Australian Shareholders’ Agreement in respect of that number of such Shares that Exxaro then holds that is in excess of the lower requirement.

15.5	During the Empowerment Period, Exxaro shall provide an HDP Certificate of Compliance to each Company annually (or more frequently if requested by the Company), and shall warrant that all information furnished to the relevant Verification Agency issuing same is and will be materially accurate in all respects.

16	CONFIDENTIALITY

16.1	Subject to 16.2, no Party shall, at any time after the Signature Date, notwithstanding any cancellation of this Agreement, directly or indirectly disclose, or directly or indirectly use, whether for its own benefit or that of any other Person —

16.1.1	any information —

16.1.1.1	regarding the contents of this Agreement (including its annexures);
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16.1.1.2	relating to a Group, and its assets and affairs, including all communications (whether written, oral or in any other form) and all reports, statements, schedules and other data concerning any financial, technical, labour, marketing, administrative, accounting or other matter,

(collectively, the “Confidential Information”);

16.1.2	any document or other record (whether in electronic or any other medium whatsoever) containing Confidential Information which is supplied to it by any other Party as well as documents, diagrams and records which are produced by it (whether or not by copying, photocopying or otherwise reproducing documents or records supplied to it), and containing any Confidential Information (“Confidential Records”).

16.2	Notwithstanding 16.1, Confidential Information may be disclosed by a Party (“Disclosing Party”) —

16.2.1	to the extent to which the prior written consent for such disclosure has been obtained from the other Parties;

16.2.2	to the extent to which disclosure is required by law (excluding contractual obligations) or by the rules of any stock exchange by which it is bound, in which event the Disclosing Party shall, unless prohibited from doing so by any such law, obtain the other Parties’ consent, not to be withheld unreasonably, for the manner of such disclosure; provided that the Disclosing Party shall not be obliged so to obtain the consent of the other Parties if such disclosure is required before the approval can reasonably be obtained but the Disclosing Party shall in these circumstances promptly notify the other Parties of the full details of such disclosure, including the reasons why time did not permit such consent to be obtained;

16.2.3	to any “Transacting Party” (being any bona fide third party who is considering a potential transaction with or in relation to a Company or any Shareholder, for which such Confidential Information is reasonably required, including a potential acquisition of shares or any assets or the
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extension of any credit); provided that such Transacting Party shall first have signed a confidentiality undertaking in favour of such Company and the Shareholders (including the Disclosing Party) in terms of which such Transacting Party undertakes to use such Confidential Information only for the purpose of evaluating such transaction and not to disclose such Confidential Information to any Person other than to that Transacting Party’s directors, responsible employees and professional advisors who require such disclosure for the purpose of that potential transaction or for the purpose of complying with any law. Any conduct by any such Transacting Party, director, employee or professional advisor which would, if that Person had been party to this 16, have been a breach of this 16 shall be deemed to be a breach of this 16 by the party which disclosed or permitted disclosure to such Transacting Party; and Confidential Records may be disclosed by a Disclosing Party to directors, responsible employees and professional advisors who require such disclosure for the purpose of such Party implementing or enforcing this Agreement or obtaining professional advice or for the purpose of complying with any law. Any conduct by any such director, employee or professional advisor which would, if that Person had been party to this 16, have been a breach of this 16 shall be deemed to be a breach of this 16 by the Party which disclosed or permitted disclosure to such Person;

16.2.4	to the extent to which it —

16.2.4.1	is Made Public other than as a result of any breach of this Agreement or any other agreement. The expression “Made Public” shall, for this purpose, have the same meaning as when it is used in the insider trading provisions of the Securities Services Act, 2004, which is not limited to the circumstances referred to in section 74 of that Act;

16.2.4.2	corresponds in substance to information disclosed and/or made available by a third party to that Party at any time without any obligation not to disclose same, unless that Party knows that the third party from whom it received that information is prohibited from
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transmitting the information to that Party by a contractual, legal or fiduciary obligation to any other Party;

16.2.4.3	in respect of information which was already in the possession of that Party prior to its disclosure by the other Party to that Party or is independently developed by that Party without reference to the Confidential Information.

16.3	This 16 shall continue to apply to each Party even after it ceases to be a direct or indirect Shareholder in the Company.

16.4	It is specifically agreed that any Director shall be entitled to make available to any Shareholder any information about a Group which becomes known to that Director and in that event the provisions of this clause 16.4 shall apply to that Shareholder insofar as that information is Confidential Information.
PART F — LEGAL MATTERS

17	MOI

17.1	To the extent that the provisions of the MOI of a Company and/or any Subsidiary of such Company (“Relevant Entity”) are inconsistent with the provisions of this Agreement, the MOI of the Relevant Entity shall, to the extent of any such inconsistency and to the extent required by the Companies Act, take precedence over this Agreement until the MOI is amended in accordance with 17.2. If, however, the provisions of this Agreement merely supplement, but are not inconsistent with, the MOI of the Relevant Entity, or the Companies Act does not require the MOI to take precedence over that provision of this Agreement, then those provisions of this Agreement shall be given effect to by the Parties.

17.2	Any Shareholder shall be entitled, by giving written notice to that effect to such Company and the other Shareholders, to require the MOI of any Relevant Entity to be amended, to the extent permissible in terms of the Companies Act, so as to be consistent with this Agreement or to record the supplementary provisions of this Agreement. Upon receipt of that notice —
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17.2.1	such Company shall procure that a general meeting of the shareholders of the Relevant Entity is called as soon as practically possible; and

17.2.2	the Shareholders (or such Company if the Relevant Entity is a Subsidiary of such Company) shall exercise all votes which they may have to vote in favour of or procure the adoption of all resolutions of the Relevant Entity necessary to amend the MOI of the Relevant Entity in terms of this 17.2.

17.3	The Shareholders record that it is their intention to amend the MOI of each Company as soon as possible after the Commencement Date to adopt such resolutions as may be necessary to give effect to 17.2 and to enable such Company to implement all provisions of this Agreement.

17.4	Each Shareholder hereby, to the extent permissible in terms of the Companies Act, irrevocably —

17.4.1	waives any right or claim which it might otherwise have or have had against any Director;

17.4.2	undertakes to procure that the relevant Company does not assert any right or claim against any Director; and

17.4.3	undertakes that it shall indemnify each Director against that Shareholder’s Pro Rata Proportion of all losses, liabilities, damages, costs (including legal costs on the scale as between attorney and own client and any additional legal costs) and expenses of any nature whatsoever which that Director may suffer or incur in connection with any claim by any Shareholder of such Company or by any third party against that Director, as a result of that Director’s conduct, acting reasonably, in complying with or implementing this Agreement (“Compliant Conduct”) while that Shareholder was a Shareholder.

17.5	The provisions of 17.4 constitute a stipulatio alteri for the benefit of each Director, which shall be deemed to have been accepted by each Director upon the date of appointment of such Director.
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18	COMPLIANCE UNDERTAKINGS

18.1	Subject to the BEE Undertakings, the Shareholders shall procure that each Company complies with all relevant obligations necessary for such Company to retain the mining and prospecting rights held by such Company from time to time, including —

18.1.1	the MPRDA;

18.1.2	the Charter;

18.1.3	the terms and conditions contained in the mining rights and the prospecting rights held by such Company from time to time; and

18.1.4	the terms and conditions of the social and labour plans relating to mining rights held by such Company, as approved by the DMR.

19	DISPUTES

19.1	Save as provided for in 9.2, any disputes arising from or in connection with this Agreement or the termination thereof shall (save as provided for in 9) be finally resolved in accordance with the rules of AFSA by an arbitrator agreed to in writing by the Parties or, failing such agreement within seven days after it is requested by any Party, appointed by AFSA. There shall be a right of appeal as provided for in article 22 of such rules.

19.2	The arbitrator appointed in terms of 19.1 shall, if the dispute is —

19.2.1	primarily an accounting matter, be an independent practising accountant of not less than twenty years’ standing as such;

19.2.2	primarily a legal matter, be an attorney of not less than twenty years’ standing as such or a practising senior counsel;

19.2.3	any other matter, be a suitably qualified independent Person.
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19.3	Each Party to this Agreement —

19.3.1	expressly consents to any arbitration in terms of the aforesaid rules being conducted as a matter of urgency; and

19.3.2	irrevocably authorises the other to apply, on behalf of all Parties to such dispute, in writing, to the secretariat of AFSA in terms of article 23(1) of the aforesaid rules for any such arbitration to be conducted on an urgent basis.

19.4	If AFSA no longer exists then the arbitrator shall be appointed by the President for the time being of the Law Society of the Northern Provinces of South Africa and the arbitration shall be conducted in accordance with the Arbitration Act No. 42 of 1965.

19.5	Notwithstanding anything to the contrary contained in this 19, any Party shall be entitled to apply for an interdict from any competent court having jurisdiction.

19.6	For the purposes of 19.5 and for the purposes of having any award made by the arbitrator being made an order of court, each of the Parties hereby submits itself to the non-exclusive jurisdiction of the South Gauteng High Court, Johannesburg.

19.7	This 19 is severable from the rest of this Agreement and shall remain in full force and effect notwithstanding any termination or cancellation of this Agreement.

19.8	If any arbitrator’s charges and any other costs have to be paid before that arbitrator has made his award in respect thereof, the Shareholders shall pay such charges and costs in their Pro Rata Proportions, pending any determination as to liability therefor by that arbitrator.

20	DOMICILIUM AND NOTICES

20.1	The Parties choose domicilium citandi et executandi (“Domicilium”) for all purposes relating to this Agreement, including the giving of any notice, the
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payment of any sum, the serving of any process, at the physical addresses and facsimile numbers set out below —

20.1.1	Exxaro	physical	-	Roger Dyason Road
Pretoria West
Pretoria
0183

		facsimile	-	+27 (12) 323 3400

		e-mail	-	willem.vanniekerk@exxaro.com

Riaan.koppeschaar@exxaro.com

		attention	-	Willem Van Niekerk

Riaan Koppeschaar

20.1.2	Exxaro Sands	physical	-	Roger Dyason Road
Pretoria West
Pretoria
0183

		facsimile	-	+27 (12) 323 3400

		e-mail	-	willem.vanniekerk@exxaro.com

Riaan.koppeschaar@exxaro.com

		attention	-	Willem Van Niekerk

Riaan Koppeschaar

20.1.3	Exxaro TSA Sands	physical	-	Roger Dyason Road
Pretoria West
Pretoria
0183

		facsimile	-	+27 (12) 323 3400

		e-mail	-	willem.vanniekerk@exxaro.com

Riaan.koppeschaar@exxaro.com

		attention	-	Willem Van Niekerk

Riaan Koppeschaar
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20.1.4	Australia Holdco	physical	-	c/o Tronox Incorporated
3301 NW 150th Street
Oklahoma City, OK 73134
United States

		facsimile	-	+1 405 775 5155

		e-mail	-	michael.foster@tronox.com

		attention	-	Michael Foster
with a copy to (which shall not constitute notice)
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
United States
Attention: Daniel Wolf
Facsimile: +1 212 446 4900
E-mail: daniel.wolf@kirkland.com
20.2	Any Party shall be entitled from time to time, by giving written notice to the others, to vary its physical Domicilium to any other physical address (not being a post office box or poste restante) in South Africa and to vary its facsimile and/or e-mail Domicilium to any other facsimile number and/or e-mail address.

20.3	Any notice given or payment made by any Party to another (“Addressee”) which is delivered by hand between the hours of 09:00 and 17:00 on any Business Day to the Addressee’s physical Domicilium for the time being shall be deemed to have been received by the Addressee at the time of delivery. The provisions of this 20.3 shall also apply to notices given or payments made to a Director at his address appointed in terms of 4.7.3.

20.4	Any notice given by any Party to another which is successfully transmitted by e-mail or facsimile to the Addressee’s e-mail or facsimile Domicilium for the time being shall be deemed (unless the contrary is proved by the Addressee) to have been received by the Addressee on the Business Day immediately succeeding the date of successful transmission thereof. The provisions of this 20.4 shall also apply to notices transmitted to a Director at his facsimile number and e-mail address appointed in terms of 4.7.3.
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20.5	This 20 shall not operate so as to invalidate the giving or receipt of any written notice which is actually received by the Addressee other than by a method referred to in this 20.

20.6	Any notice in terms of or in connection with this Agreement shall be valid and effective only if in writing and if received or deemed to be received by the Addressee.

20.7	Any notice received by a Company in terms of or in connection with this Agreement shall be deemed to have been received by such Company only when that notice has also been given by the Party sending it to all Shareholders.

21	GENERAL

21.1	This Agreement, read with the relevant MOI of each Company, constitutes the sole record of the agreement between the Parties in relation to the subject matter hereof. No Party shall be bound by any express or implied term, representation, warranty, promise or the like not recorded herein. This Agreement accordingly supersedes and replaces all prior commitments, undertakings or representations, whether oral or written, between the Parties in respect of the subject matter hereof.

21.2	No addition to, variation, novation or agreed cancellation of any provision of this Agreement shall be binding upon the Parties unless reduced to writing and signed by or on behalf of the Parties.

21.3	No indulgence or extension of time which any Party may grant to any other shall constitute a waiver of or, whether by estoppel or otherwise, limit any of the existing or future rights of the grantor in terms hereof, save in the event and to the extent that the grantor has signed a written document expressly waiving or limiting such right.

21.4	Without prejudice to any other provision of this Agreement, any successor-in-title, including any executor, heir, liquidator, judicial manager, curator or trustee, of any party shall be bound by this Agreement.
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21.5	The signature by any Party of a counterpart of this Agreement shall be as effective as if that Party had signed the same document as all of the other Parties.

21.6	Save as expressly provided for herein, no party shall be entitled to cede, assign, transfer, Encumber or delegate any of its rights, obligations and/or interest in, under or in terms of this Agreement to any third party without the prior written consent of all the other Parties.

21.7	Each provision of this Agreement is, notwithstanding the grammatical relationship between that provision and the other provisions of this Agreement, severable from the other provisions of this Agreement. Any provision of this Agreement which is or becomes invalid, unenforceable or unlawful in any jurisdiction shall, in such jurisdiction only, be treated as pro non scripto to the extent that it is so invalid, unenforceable or unlawful, without invalidating or affecting the remaining provisions of this Agreement which shall remain of full force and effect. The Parties declare that it is their intention that this Agreement would be executed without such invalid, unenforceable or unlawful provision if they were aware of such invalidity, unenforceability or unlawfulness at the time of execution of this Agreement.

21.8	None of the Parties shall be entitled or empowered to represent or hold out to any third party that the relationship between the Parties is that of a partnership, joint venture or the like.

22	GOVERNING LAW

This Agreement shall in all respects (including its existence, validity, interpretation, implementation, termination and enforcement) be governed by the law of South Africa which is applicable to agreements executed and wholly performed within South Africa.

23	COSTS

Each Party shall bear its own costs in relation to the negotiation, drafting, finalisation and implementation of this Agreement.
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Signed at	on	2011

	for	Tronox Limited

		DRAFT - NOT FOR SIGNATURE who warrants that he is duly
		authorised hereto

Signed at	on	2011

	for	Exxaro Resources Limited

		DRAFT - NOT FOR SIGNATURE who warrants that he is duly
		authorised hereto

Signed at	on	2011

	for	Exxaro Sands Proprietary Limited

		DRAFT - NOT FOR SIGNATURE who warrants that he is duly
		authorised hereto

Signed at	on	2011

	for	Exxaro TSA Sands Proprietary Limited

		DRAFT - NOT FOR SIGNATURE who warrants that he is duly
		authorised hereto
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ANNEXURE A — PROSPECTING RIGHTS AND MINING
RIGHTS HELD BY EACH COMPANY
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Annexure “A”
MINING AND PROSPECTING RIGHTS
MINING RIGHTS
1.	Mining Rights held by Exxaro Sands Proprietary Limited

1.1	KZN150MR (Braeburn);

1.2	KZN164MR (Fairbreeze C Extension);

1.3	KZN125MR (Hillendale);

1.4	KZN124 (Reserve 1010);

1.5	KZN123MR (Fairbreeze Conversion); and

1.6	KZN178MR (Braeburn Extension).

2.	Mining Rights held by Exxaro TSA Sands Proprietary Limited

2.1	WC113MR (Hartebeestekom); and

2.2	WC114MR (Rietfontein Conversion).
PROSPECTING RIGHTS
3.	Prospecting Rights held by Exxaro Sands Proprietary Limited

3.1	KZN296PR (Waterloo); and

3.2	MTO reference KZN649/2007 (Centani).

4.	Prospecting Rights held by Exxaro TSA Sands Proprietary Limited

4.1	WC13PR (Southern Anomaly);

4.2	WC19PR (MSP Plant);

4.3	WC09PR (Houtkraal); and

4.4	WC08PR (Portion 2 Houtkraal);

4.5	EC25PR (Kentani); and

4.6	NC523PR (Northern Anomaly).

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ANNEXURE B — DEED OF ACCESSION
Deed of Accession
Dated [•]
Name
Address
(Acceding Party)
Introduction
This deed of accession (this Agreement) is supplemental to the Shareholders’ Agreement dated [insert] between Tronox Limited, Exxaro Resources Limited, Exxaro Sands Proprietary Limited and Exxaro TSA Sands Proprietary Limited (the “South African Shareholders’ Agreement”).
Unless expressly defined in this Agreement, capitalised terms used in this Agreement shall bear the meanings assigned to them in the South African Shareholders’ Agreement and shall be deemed to be incorporated by reference and form part of this Agreement.
Shareholders’ Agreement
1. The Acceding Party confirms that it has been supplied with a copy of the South African Shareholders’ Agreement and covenants and undertakes with all present parties to the South African Shareholders’ Agreement (whether original or by accession) (“Parties”) to observe, perform and be bound by the South African Shareholders’ Agreement so that the Acceding Party is deemed, from the date referred to in the South African Shareholders’ Agreement as being the date on which this Agreement becomes effective, to be a party to the South African Shareholders’ Agreement.
2. This Agreement is governed by the laws applicable in South Africa.
3. The Acceding Party’s address for service of notices under the South African Shareholders’ Agreement is:

Name:	[insert]
Attention:	[insert]
Address:	[insert]
Facsimile no:	[insert]
Electronic mail address:	[insert]
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Signed at                                                                on the                      day       of                     .

For and on behalf of
[insert]

Name:
Capacity:
Who warrants authority
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ANNEXURE C— CALL OPTION AGREEMENT
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4

ANNEXURE C — FORM OF CALL OPTION DEED
Call Option Deed
DATE
PARTIES
Tronox Limited
ACN 153 348 111 (Tronox)
[Name of Party] of
[address] (Grantor)
RECITALS
The Grantor is required, under the South African Shareholders’ Agreement (SASA) between Tronox, Exxaro Resources Limited, Exxaro Sands Proprietary Limited and Exxaro TSA Sands Proprietary Limited, to enter into this deed.
OPERATIVE PROVISIONS
1.	INTERPRETATION

1.1	Definitions

The following definitions apply in this document.

Affiliate has the meaning given under the rules and regulations promulgated by the Securities and Exchange Commission under the Securities Act of 1933 (US), as amended.

Business Day means a day other than a Saturday, Sunday or public holiday in New York, Johannesburg or Perth.

Class B Share means a fully paid Class B Share in Tronox.

Current Market Price shall have the meaning set out in the Shareholders Deed dated [insert date] between Tronox, Additional Shareholder, ERL and [Exxaro Subsidiary].

ERL means Exxaro Resources Limited, Registration Number: 2000/011076/06.

Excess SA Shares means the number of shares obtained by subtracting the number of the shares that the Grantor holds in the South African Subsidiaries that must be held by shareholders of the South African Subsidiaries to satisfy the Ownership Requirements (as that term is defined in the SASA) from the total number of South African Shares held by Grantor.

Fair Value shall have the meaning set out in the SASA.

Empowerment Period shall have the meaning set out in the SASA.
Call Option Deed

South African Subsidiary means each of Exxaro Sands Proprietary Limited and Exxaro TSA Sands Proprietary Limited.

1.2	Rules for interpreting this document

Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.
(a)	A reference to:
(i)	a legislative provision or legislation (including subordinate legislation) is to that provision or legislation as amended, re—enacted or replaced, and includes any subordinate legislation issued under it;

(ii)	a document (including this document) or agreement, or a provision of a document (including this document) or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii)	a party to this document or to any other document or agreement includes a successor in title, permitted substitute or a permitted assign of that party;

(iv)	a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(v)	anything (including a right, obligation or concept) includes each part of it.
(b)	A singular word includes the plural, and vice versa.

(c)	A word which suggests one gender includes the other genders.

(d)	If a word or phrase is defined, any other grammatical form of that word or phrase has a corresponding meaning.

(e)	If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f)	The word agreement includes an undertaking or other binding arrangement or understanding, whether or not in writing.

(g)	The expression this document includes the agreement, arrangement, understanding or transaction recorded in this document.

(h)	A reference to US dollars or US$ is to an amount in the currency of the United States of America.
1.3	Non Business Days

If the day on or by which a person must do something under this document is not a Business Day:
(a)	if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b)	in any other case, the person must do it on or by the previous Business Day.
Call Option Deed

1.4	Multiple parties

If a party to this document is made up of more than one person, or a term is used in this document to refer to more than one party, then unless otherwise specified in this document:
(a)	an obligation of those persons is joint and several;

(b)	a right of those persons is held by each of them severally; and

(c)	any other reference to that party or term is a reference to each of those persons separately, so that (for example) a representation, warranty or undertaking relates to each of them separately.
2.	CALL OPTION
(a)	At any time after expiry of the Empowerment Period and at such other times as are permitted by the SASA and if, in the opinion of South African counsel to Tronox, all requisite consents, approvals, and licenses are in place for the same to occur (including, without limitation, approval from the South African Reserve Bank and whatever approvals may be required under the mining rights and prospecting rights held by each South African Subsidiary), then upon five (5) Business Days’ notice to the Grantor, Tronox has the right to call all (but not less than all) of:
(i)	the shares (if any) in the South African Subsidiaries that were in issue at the date of the SASA that are held by the Grantor as at the date of this deed (South African Shares) upon issuance to the Grantor of the number of fully paid Class B Shares (Flip-in Shares) equal to 1,449,207 Class B Shares multiplied by the quotient obtained by dividing (A) the number of South African Shares by (B) the total number of South African Shares in issue at the date of the SASA owned by ERL; and

(ii)	the shares that the Grantor holds in each South African Subsidiary less the South African Shares (Additional South African Shares) upon issuance to the Grantor of the number of fully paid Class B Shares (Additional Flip-in Shares) equal to (x) the quotient obtained by dividing the Fair Value by the Current Market Price (y) multiplied by the number of Additional South African Shares (Call Option).
(b)	If the issue of Flip-in Shares or Additional Flip-in Shares as a result of exercise of the Call Option would result in a breach of section 606 of the Corporations Act 2001 (Cth), the Call Option must be exercised in respect of such number of South African Shares and Additional South African Shares as would not result in a breach and:
(i)	Tronox must exercise that option in respect of the balance of the South African Shares and Additional South African Shares as soon as the issue of the relevant Flip-in Shares or Additional Flip-in Shares would not result in such a breach; and

(ii)	the Grantor must not, and must use its best efforts to ensure that its Affiliates do not, take any action which would prevent the issue of Flip-in Shares or Additional Flip-in Shares pursuant to the Call Option occurring as soon as possible.
(c)	If at any time during the Empowerment Period there are Excess SA Shares, Tronox has the right to call all (but not less than all) of the Excess SA Shares on
Call Option Deed

the terms and conditions (and price) set out in this clause 2, with the number of Flip-in Shares and Further Flip-in Shares adjusted accordingly.

(d)	If the Call Option is exercised pursuant to paragraph (b) or (c) above, then the order in which South African Shares and Additional South African Shares will be exchanged is as follows:
(i)	first, all (or such number that is required to satisfy paragraph (b) or (c)) of the South African Shares will be exchanged for Flip-in Shares; and

(ii)	then when there are no more South African Shares, all (or such number that is required to satisfy paragraph (b) or (c)) of the Additional South African Shares will be exchanged for Flip-in Shares.
(e)	If the Call Option is exercised pursuant to this clause 2, then the exchange of the South African Shares and the Additional South African Shares for the Flip-in Shares and Additional Flip-in Shares pursuant to this clause 2 shall be effected as follows:
(i)	the Grantor undertakes that immediately upon the exercise of the Call Option, that it shall transfer the South African Shares and the Additional South African Shares, free and clear of any liens, restrictions on transfer (other than any restrictions under the Securities Act, applicable state securities laws and the provisions of this Deed), options, warrants, warranties (except for warranties relating to the title and transferability of such shares), rights, calls, commitments, proxies or other contract rights to Tronox and deliver to Tronox the original share certificates in respect of those shares; and

(ii)	Tronox undertakes that it shall simultaneously with the transfer pursuant to clause 2(e)(ii), allot and issue the Flip-in Shares and the Additional Flip-in Shares to the Grantor, in consideration for all of the South African Shares and the Additional South African Shares referred to in clause 2(e)(i).
(f)	The Call Option shall automatically terminate if Tronox and/or its Affiliates ceases to directly or indirectly own 50% or more of the issued share capital of the South African Subsidiaries other than in circumstances where the percentage ownership of Tronox and/or its Affiliates is required to decrease below 50% in order to satisfy the Ownership Requirements.
3.	NOTICES

All notices, requests, demands and other communications required or permitted shall be deemed duly given (a) on the date of delivery if delivered personally, or by e-mail, telecopy or facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Grantor, to:

Grantor

Address:	[address]
Email Address:	[email address]
Fax number:	[fax number]
Call Option Deed

Attention:	[name]
with a copy (which shall not constitute notice) to:

Address:	[address]
Email Address:	[email address]
Fax number:	[fax number]
Attention:	[name]
or to such other person or address as the Grantor shall furnish to Tronox.

If to Tronox, to:
Tronox Limited

3301 N.W. 150th Street
Oklahoma City, Oklahoma 73134
Attention: General Counsel
Facsimile: +1 405 775 5155
E-mail: michael.foster@tronox.com
with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention:	Daniel Wolf
Yi (Claire) Sheng
Facsimile: +1 212 446 4900
E-mail:	daniel.wolf@kirkland.com
claire.sheng@kirkland.com
or to such other person or address as Tronox shall furnish to the Grantor in writing.

4.	AMENDMENT AND ASSIGNMENT

4.1	Amendment

This document can only be amended or replaced by another document executed by the parties.

4.2	Assignment

A party may only assign, encumber, declare a trust over or otherwise deal with its rights under this document with the prior written consent of the other party.

5.	GENERAL

5.1	Governing law
(a)	This document is governed by the laws of the State of Western Australia.

(b)	Each party submits to the jurisdiction of the courts of that State and of any court that may hear appeals from any of those courts, for any proceedings in connection with this document.

(c)	The Grantor irrevocably waives:
Call Option Deed

(i)	any objection to the venue of any proceedings on the ground that they have been brought in an inconvenient forum; and

(ii)	any immunity from set off, suits, proceedings and execution to which it or any of its property may now or in the future be entitled under any applicable law.
(d)	The Grantor appoints [name of agent] of [insert Western Australian address for service] as its agent to receive service of process for any proceedings in connection with this document. The Grantor will enter into such agreements with such agent as may be necessary to constitute and continue the appointment of such agent hereunder. In the event that any such agent and attorney resigns or otherwise becomes incapable of acting, the affected party will appoint a successor agent and attorney in the State of Western Australia, reasonably satisfactory to Tronox, with like powers. The Grantor agrees that any such process served on that person is taken to be served on it.
5.2	Liability for expenses

Each party must pay its own expenses incurred in negotiating, executing, stamping and registering this document.

5.3	Giving effect to documents

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that any other party may reasonably require to give full effect to this document.

5.4	Operation of this document
(a)	Subject to paragraph (b), this document contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this document this document and has no further effect.

(b)	Any right that a person may have under this document is in addition to, and does not replace or limit, any other right that the person may have.

(c)	Any provision of this document which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this document enforceable, unless this would materially change the intended effect of this document.
5.5	Exclusion of contrary legislation

Any legislation that adversely affects an obligation of a party, or the exercise by a party of a right or remedy, under or relating to this document is excluded to the full extent permitted by law.

5.6	Inconsistency with other documents

If this document is inconsistent with any other document or agreement between the parties, this document prevails to the extent of the inconsistency.

5.7	Counterparts

This document may be executed in counterparts.
Call Option Deed

EXECUTED as a deed.
Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

EXECUTED as a deed by Tronox Limited:

Signature of director	Signature of director/secretary

Name	Name

EXECUTED as a deed by [Grantor]:

[insert execution clause]
Call Option Deed

EXHIBIT IV
SHAREHOLDER’S DEED
BY AND BETWEEN
TRONOX LIMITED
ADDITIONAL SHAREHOLDER
EXXARO RESOURCES LIMITED
AND
[EXXARO SUBSIDIARY]
AS OF
[•], 2011

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SHAREHOLDER’S DEED
          SHAREHOLDER’S DEED (this “Deed”), dated as of [•], 2011, by and between Tronox Limited, ACN 153 348 111 (the “Company”), Additional Shareholder, Exxaro Resources Limited, a corporation organized under the laws of South Africa (“ERL”), and [Exxaro Subsidiary], a corporation organized under the laws of [•] (“[Sub]” and together with ERL and the other Permitted Transferees (as defined below) that become parties to this Deed from time to time pursuant to Sections 5(a)(i) or 5(c)(ii), each, individually and collectively, the “Shareholder”).
          WHEREAS, the Company and the Shareholder, among others, have entered into a certain Transaction Agreement, dated as of [•], 2011 (together with other agreements contemplated thereby, the “Transaction Agreements”);
          WHEREAS, immediately following consummation of the transactions contemplated by the Transaction Agreements, the Shareholder will own one hundred percent (100%) of the Company’s issued Class B Shares (the “Class B Shares”) and Additional Shareholder will own one Class A Share;
          WHEREAS, as a condition to, among other things, the Company’s and the Shareholder’s willingness to enter into and perform their respective obligations under the Transaction Agreements, the Company and the Shareholder have agreed to enter into this Deed simultaneously with the closing of the transactions contemplated by the Transaction Agreements.
          NOW, THEREFORE, in consideration of the mutual agreements contained herein and in the Transaction Agreements and intending to be legally bound hereby, the parties hereto agree as follows:
     1. The Company’s Representations and Warranties.
          The Company represents and warrants to the Shareholder as follows:
          (a) Good Standing. The Company is a company limited by shares under the Corporations Act 2001 (Cth) (Australia) (the “Corporations Act”) registered under the laws of Western Australia, Australia;
          (b) Authority. The Company has full legal capacity and power to enter into this Deed and carry out the transactions that this Deed contemplates;
          (c) Binding Agreement. This Deed has been duly and validly authorized, executed and delivered by the Company and, assuming the accuracy of the representation and warranty of the Shareholder in Section 2(c), constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceedings therefor may be brought; and

          (d) No Conflict. The execution and delivery of this Deed and the consummation of the transactions contemplated hereby will not conflict with, result in the breach of any of the terms or conditions of, constitute a default under or violate, accelerate or permit the acceleration of any other similar right of any other party under, the constitution of the Company, any law, rule or regulation or any agreement, lease, mortgage, note, bond, indenture, license or other instrument or undertaking, to which the Company is a party or by which the Company or its properties may be bound, nor will such execution, delivery and consummation violate any order, writ, injunction or decree of any federal, state, local or foreign court, administrative agency or governmental or regulatory authority or body (each, an “Authority”) to which the Company or any of its properties is subject, the effect of any of which, either individually or in the aggregate, would impair in any material respect the ability of the Company to perform its obligations hereunder.
     2. The Shareholder’s Representations and Warranties.
          The Shareholder represents and warrants to the Company as follows:
          (a) Good Standing. (i) ERL is a company limited by shares organized under the laws of South Africa, and (ii) [Sub] is a [company limited by shares] organized under the laws of [•];
          (b) Authority. The Shareholder has full legal capacity and power to enter into this Deed and carry out the transactions that this Deed contemplates;
          (c) Binding Agreement. This Deed has been duly and validly authorized, executed and delivered by the Shareholder, and, assuming the accuracy of the representation and warranty of the Company in Section 1(c), constitutes a legal, valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except to the extent that (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceedings therefor may be brought;
          (d) Ownership of Voting Shares. Immediately following consummation of the transactions contemplated by the Transaction Agreements, (i) except for the Class B Shares issued to, and beneficially owned by, the Shareholder pursuant to the Transaction Agreements and the Shareholder’s rights arising under the Transaction Agreements, neither the Shareholder nor any of its Affiliates (for the purposes of this Deed, the term “Affiliates” shall be defined as such term is defined on the date hereof under the rules and regulations promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), provided that for purposes of this Deed the Company and the Shareholder shall not be deemed to be Affiliates of each other), (1) beneficially owns any equity securities of the Company entitled to vote at any meeting of members of the Company, including the Company’s Class A Shares (the “Class A Shares”) and Class B Shares (together, “Voting Shares”) or (2) possesses any rights to acquire any Voting Shares or (3) has any voting power (as defined below) in the Company; and (ii) the Shareholder owns such Class B Shares free and

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clear of any liens, restrictions on transfer (other than any restrictions under the Securities Act, the applicable securities laws of any other jurisdiction and the provisions of this Deed and the other Transaction Agreements), options, warrants, rights, calls, commitments, proxies or other contract rights; and
          (e) No Conflict. The execution and delivery of this Deed and the consummation of the transactions contemplated hereby will not conflict with, result in the breach of any of the terms or conditions of, constitute a default under or violate, accelerate or permit the acceleration of any other similar right of any other party under, constitutive documents of the Shareholder, any law, rule or regulation, or any agreement, lease, mortgage, note, bond, indenture, license or other instrument or undertaking, to which the Shareholder is a party or by which the Shareholder or its properties may be bound, nor will such execution, delivery and consummation violate any order, writ, injunction or decree of any Authority to which the Shareholder or any of its properties is subject, the effect of any of which, either individually or in the aggregate, would impair in any material respect the ability of the Shareholder to perform its obligations hereunder.
          (f) For purposes of this Deed, the term “Voting Power” shall have the meaning specified in section 610 of the Corporations Act, except that any relevant interest or association arising by virtue of rights set out in the Company’s constitution is to be disregarded.
     3. Covenants and Agreements of the Shareholder.
          (a) Restriction on Acquisition of Voting Shares during the Standstill Period. For the period beginning on the date hereof and ending on the third anniversary of the date hereof (such period, the “Standstill Period”), except (i) as a result of a share distribution or share split made available to holders of Voting Shares generally, or (ii) as specifically permitted by this Deed, the Shareholder will not, and will cause each of its Affiliates not to, (x) effect or seek to effect, participate in or knowingly assist (including by providing financing) any other person to effect, any acquisition or exercise any attribute of Beneficial Ownership (as defined below), directly or indirectly (including through any takeover offer), of any Voting Shares if after such acquisition or exercise, the Shareholder and its Affiliates will have Beneficial Ownership, in the aggregate, of 45% or more of the Voting Shares (the “Standstill Limit”), or (y) publicly disclose any intention or plan relating to any of the actions set forth in the preceding clause (x), or make any disclosure privately to the Company or another person in a form that would reasonably be expected to require the Company to make a public announcement that it has received a proposal regarding such intention or plan; provided that this Section 3(a) shall not restrict the exercise of Beneficial Ownership over any of the Class B Shares Beneficially Owned by the Shareholder, subject to the terms and conditions of this Deed. An increase of the Voting Power of the Shareholder or an Affiliate of the Shareholder which occurs in compliance with this Section 3(a) is exempted from rule 11.3 of the Company’s constitution. For purposes of this Deed, “Beneficial Ownership” shall have the meaning ascribed to the term “beneficial ownership” in Rule 13d-3 under the Exchange Act without regard to the sixty day requirement in Rule 13d-3(d)(1)(i) and, in addition, the term “Beneficial Ownership” shall also include any Voting Shares for which a disclosure obligation exists for the Voting Shares pursuant to Section 13(d)(1)(E) of the Exchange Act in respect of any derivative transaction or derivative securities. The term “Beneficially Owned” shall be construed accordingly.

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          (b) Restrictions on Certain Change of Control Transactions. During the Standstill Period, Shareholder will not engage in any transaction or series of transactions that would result in a Change of Control (as defined below) of the Shareholder if, as a result of such transaction(s), a Change of Control of the Company would occur, except for transactions between the Shareholder’s shareholders to which the Shareholder is not a party or participant; provided, however, that the Shareholder may cure any potential breach of this Section 3(b) by Transferring such number of Voting Shares as is necessary to avoid breaching this Section 3(b) prior to the completion of any Change of Control transaction (notwithstanding any of the transfer restrictions contained in Section 5). For purposes of this Section 3(b), a “Change of Control” means, with respect to any person, in one or a series of related transactions, (i) the sale or other disposition of all or substantially all of such person’s assets to any other person, (ii) the sale or other disposition of more than 50% of the securities having ordinary voting power for the election of directors or other governing body of such person to any other person, (iii) the merger, amalgamation or consolidation of such person with or into another person or similar transaction with the effect that another person(s) (other than such person’s existing shareholders prior to such transaction) Beneficially Owns, directly or indirectly, more than 50% of the securities having ordinary voting power for the election of directors or other governing body of the person surviving such transaction, or (iv) the liquidation or dissolution of such person. For the avoidance of doubt, when applied to the Company, the percentages referred to in the foregoing Sections 3(b)(ii) and (iii) shall be determined after taking into consideration both the Class A Shares and the Class B Shares.
          (c) Restriction on Acquisition of Voting Shares after the Standstill Period. After expiration of the Standstill Period and for as long as this Deed remains in effect, the Shareholder will not, and will cause each of its Affiliates not to, acting alone or through participation with a Section 13(d) Group (as defined below), acquire or intend to acquire Beneficial Ownership of any Voting Shares (including through the acquisition of ownership or control of another member of the Company) if, following such acquisition, the Shareholder and its Affiliates will have Beneficial Ownership greater than or equal to 50% of the Voting Shares (the “Limit”); unless the Shareholder complies with the following procedures:
          (i) The Shareholder must first bring any proposal to equal or exceed the Limit to the Company’s Board of Directors (the “Board”) on a confidential basis and in a form which would not reasonably be expected to require the Company to make a public announcement concerning such proposal. The proposal must be either for a takeover offer for all of the Voting Shares in the Company made pursuant to Chapter 6 of the Corporations Act generally (a “Takeover Offer”) or for a negotiated transaction with the Company (each an “Acquisition Proposal”). Authority for the review, negotiation and recommendation to the Board and, if applicable, the Company’s members of any such Acquisition Proposal will be delegated to the Special Committee (as defined in Section 9(e) below). An Acquisition Proposal by the Shareholder on which the Special Committee and Shareholder reach agreement pursuant to this Section 3(c) is exempted from rules 11.1 and 11.3 of the Company’s constitution.
          (ii) The Shareholder and the Special Committee shall negotiate the Acquisition Proposal in good faith for 30 days in order to reach a mutually acceptable

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arrangement in respect of the Acquisition Proposal that is in the best interest of the Company’s members.
          (iii) If the Special Committee and the Shareholder cannot reach an agreement on the Acquisition Proposal or if the Special Committee cannot recommend the Acquisition Proposal to the Board or the Company’s members at the end of such 30-day negotiating period, then the Shareholder, either acting alone or through its participation with a Section 13(d) Group, may make a takeover offer to acquire all, but not less than all, of the issued Voting Shares held by Non-affiliated Members (as defined below) (a “Unilateral Takeover Offer”); provided that it must be a condition of any such Unilateral Takeover Offer that at the time the Unilateral Takeover Offer becomes unconditional, binding acceptances have been received from at least a majority of the Voting Shares held by Non-affiliated Members and those members have no right to withdraw their acceptances, and such condition may not be waivable by the offeror for the Unilateral Takeover Offer or any other person (the “Non-waivable Majority of Minority Condition”). A Unilateral Takeover Offer by the Shareholder in compliance with this Section 3(c) is exempted from rule 11.3 of the Company’s constitution.
          (iv) An increase of the Voting Power of the Shareholder or an Affiliate of the Shareholder which occurs in compliance with this Section 3(c) is exempted from rule 11.3 of the Company’s constitution.
          (v) For purposes of this Deed, “Non-affiliated Members” means those holders of Voting Shares other than Shareholder, its Affiliates and members of its Section 13(d) Group, if any.
          (vi) For purposes of this Deed, a “Section 13(d) Group” means any Person acting together with its Affiliates and any other members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act of which it is a part, either through a formal agreement or an informal arrangement.
          (vii) Notwithstanding the foregoing, Beneficial Ownership increases that cause the Shareholder to exceed the Limit which result directly from share distributions or share splits made available to holders of Voting Shares generally or a reduction in the Company’s share capital shall not be deemed to have caused the Shareholder or an Affiliate to exceed the Limit if the Shareholder or Affiliate reduces its Beneficial Ownership in the Voting Shares below the Limit within three months of such event; provided, however, that the Shareholder shall not and shall procure that its Affiliate does not vote any Voting Shares it holds in excess of the Limit during the period its Beneficial Ownership exceeds the Limit.
          (d) Quorum. During the Standstill Period, the Shareholder shall be present, in person or by proxy at all meetings of members of the Company so that all Voting Shares Beneficially Owned by the Shareholder shall be counted for purposes of determining the presence of a quorum at such meetings, although the Shareholder shall not be required to vote at meetings of members of the Company. Concurrent with entry into this Deed, the Shareholder (or each Shareholder if there is more than one) will execute a standing proxy in accordance with the

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Company’s constitution in favor of the Company’s chairman for the time being which provides (i) that the Shareholder’s Voting Shares will be counted for quorum purposes but will not be voted in favor of or against any proposal submitted to members at that meeting, (ii) for automatic revocation at the end of the Standstill Period, and (iii) suspension of the proxy for a meeting if (A) the Shareholder deposits a proxy for that meeting under rule 15.3 of the Company’s constitution or (B) the Shareholder attends that meeting.
          (e) Restrictions on Participation in Certain Class A Shares Votes. Subject to Section 3(g), the Shareholder will not, directly or indirectly, through one or more intermediaries or otherwise, and will cause each of its Affiliates not to, acting alone or as part of a Section 13(d) Group, (i) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to any Class A Shares (including by the execution of actions by written consent) or become a “participant” in any “election contest” (as such terms are defined or used in Regulation 14A under the Exchange Act), in each case, with respect to any Class A Director or position or (ii) seek to advise, encourage or influence (including with respect to the nomination of any nominees) any person or group with respect to the voting of any Class A Shares (including any “withhold the vote” or similar campaign with respect to the Company or the Board) with respect to any Class A Director or position, regardless of whether the Company is subject to the rules and regulations promulgated under the Exchange Act; provided, however, that the Shareholder shall not be prevented hereunder from being a “participant” in support of the management of the Company, by reason of the membership of the Class B Directors on the Board or exercise of the Shareholder’s Beneficial Ownership of Class B Shares in accordance with this Deed.
          (f) Voting at meetings of members. Subject to Section 3(g) if, notwithstanding any provision in the Company’s constitution, the Shareholder is eligible or entitled to vote on the removal of a Class A Director (as defined below), the Shareholder undertakes that it will not exercise its right to vote on a resolution for the removal of a Class A Director.
          (g) Certain restrictions cease to apply. Sections 3(e) and 3(f) cease to apply to the Shareholder if the Shareholder’s Beneficial Ownership of Voting Shares exceeds fifty percent as a result of: (i) an Acquisition Proposal on which the Shareholder and Special Committee have reached agreement pursuant to Section 3(c) (provided that in the case of an Acquisition Proposal proceeding by way of negotiated Takeover Offer, the Takeover Offer must have become wholly unconditional) or (ii) a Unilateral Takeover Offer by it in compliance with Section 3(c)(iii) containing a Non-waivable Majority of Minority Condition becoming wholly unconditional.
     4. Preemptive Rights.
          (a) During the period beginning on the date hereof and ending on the date on which the Class B Voting Interest (as defined in Section 8(c) below) is less than 7.5%, if the Company issues any additional Voting Shares (an “Additional Issuance”), except for issuances pursuant to (i) any option to acquire Voting Shares, warrant, convertible security or other right to purchase shares of the Company existing at the date of this Deed or any issue of Voting Shares on conversion of an Exchangeable Share (as defined below), (ii) any benefit plan or other employee or director plan or arrangement or any awards granted thereunder, (iii) an employee

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share ownership or purchase plan, or (iv) any share split, share distribution or similar distribution made available to holders of Voting Shares generally (including the Shareholder) (each a “Permitted Issuance”), then during the 30-day period following the date on which the Company has given the Shareholder written notice of the occurrence of the Additional Issuance, the Shareholder shall be entitled to subscribe for (and the Company must, subject to the Corporations Act, issue), at the then Current Market Price (as defined below) of Class A Shares, up to that number of Class B Shares obtained by calculating, on the third business day (as defined in the Company’s constitution) prior to the closing date of such issue, (1) the product of (A) the quotient of (x) the number of Class B Shares owned by the Shareholder immediately prior to the Additional Issuance divided by (y) the aggregate number of Voting Shares immediately prior to the Additional Issuance and (B) the aggregate number of Voting Shares being issued by the Company in the Additional Issuance and (2) subtracting from such product the number of Class B Shares, if any, issued to, or purchased by, the Shareholder in such Additional Issuance and the number of Voting Shares otherwise acquired by the Shareholder during the period beginning on the date of the Additional Issuance until the third business day prior to the closing date of such issue. If there is more than one registered holder of Class B Shares at the date of an Additional Issuance, the entitlement of each Shareholder to subscribe for Class B Shares under Section 4(a) will be apportioned (as nearly as practicable) among, the Shareholders in proportion to the number of Class B Shares each Shareholder holds and otherwise in accordance with Section 4(a).
          (b) For purposes hereof, the “Current Market Price” on the date of the calculation thereof shall be deemed to be the arithmetic average of the volume weighted average price per Class A Share for each of the 30 consecutive Trading Days immediately prior to such date (x) if the Class A Shares are not listed or admitted for trading on any national, international or foreign securities exchange but trades in the Class A Shares are otherwise quoted or reported by the OTC Bulletin Board service (the “OTCBB”) or such other quotation system then in use, as reported by Bloomberg (or in the event such price is not so reported for any such Trading Day for any reason or is manifestly erroneous, as reasonably determined by an Approved Bank), or (y) if the Class A Shares are listed or admitted for trading on any national, international or foreign securities exchange, as reported by such exchange (provided that if the Class A Shares are listed on more than one national, international or foreign securities exchange, then the national, international or foreign securities exchange with the highest average trading volume for the Class A Shares during the 30 Trading Day period shall be used for such purpose; provided further that in the event such price is not so reported for any such Trading Day for any reason or is manifestly erroneous, as reasonably determined by an Approved Bank); provided, however, that in the event that the Current Market Price per share of the applicable Voting Shares is determined during a period following the announcement by the Company of (A) a dividend or distribution on such Voting Shares payable in such Voting Shares or securities convertible into such Voting Shares, or (B) any conversion, subdivision, combination, consolidation, reverse share split or reclassification of such Voting Shares, and the ex-dividend date for such dividend or distribution, or the record date for such conversion, subdivision, combination, consolidation, reverse stock split or reclassification shall not have occurred prior to the commencement of the requisite 30 Trading Day period, then the Current Market Price shall be properly adjusted to take into account ex-dividend trading.

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          (c) If the Class A Shares are not publicly held or not so listed or traded, Current Market Price per share shall mean the fair value per share as determined in good faith by an Approved Bank (as defined below), whose determination shall be conclusive for all purposes. The term “Trading Day” shall mean a day on which the OTCBB is open for the transaction of business or, if the Class A Shares are listed or admitted to trading on the applicable national, international or foreign securities exchange, a day on which such national, international or foreign securities exchange is open for transaction of business. The term “Approved Bank” shall mean the highest-ranking investment bank (other than the first-ranked investment bank) as determined by reference to the Thomson Reuters League Tables (or successor thereto) for worldwide M&A for the most recently completed calendar year that is willing to perform such determination and has not otherwise worked on a material mandate for either the Company or the Shareholder during the preceding twelve-month period.
     5. Transfer Restrictions.
          (a) Restrictions on Transfers during the Standstill Period.
          (i) During the Standstill Period and except as otherwise provided in Section 6, the Shareholder shall not Transfer (as defined below) any Voting Shares or any interest therein, except for:
          (1) any Transfer to a Controlled Affiliate (as defined below) of the Shareholder;
          (2) any Transfer to a person who will acquire in the relevant Transfer Class B Shares in an amount equal to or greater than 20% of the Company Voting Shares, and which Transfer has been approved by the Class A Directors (as defined below) (which approval will not be unreasonably withheld or delayed);
          (3) any Transfer to a nominee or broker of the Shareholder provided that there is no change in Beneficial Ownership of the shares so Transferred and provided further that concurrently with the Transfer the broker or nominee has executed a standing proxy of the kind referred to in Section 3(d); or
          (4) any pledge of the Voting Shares to, or the creation of an encumbrance or lien on the Voting Shares by, a bank, licensed securities firm, investment bank or pension fund (a “Permitted Financial Institution”) to secure bona fide borrowings from such person, which pledge, encumbrance and lien will be expressly subject to the terms of this Deed; provided that (A) it is a condition precedent to enforcement of the pledge, encumbrance or lien that, prior to enforcement, the Permitted Financial Institution executes a deed of accession substantially in the form set out in Exhibit A agreeing to be bound by this Deed as if that Permitted Financial Institution were a party to the Deed, including the obligation to ensure that any subsequent Transfer occurs in accordance with this Section 5 and (B) the Shareholder has delivered notice of such arrangement to the

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Company within two business days after entering into a contract in respect of such arrangement;
provided that in each case of items (1) and (2), the transferee executes a deed of accession substantially in the form set out in Exhibit A agreeing to be bound by this Deed as if a party hereto and such deed of accession shall be executed by the parties hereto and in case of item (1) the assignee shall thereafter be deemed to be, jointly and severally, the “Shareholder” hereunder. The transfer in each of clauses (a)(i)(1), (2), (3) and (4) and (c) is referred to as a “Permitted Transfer,” and the transferee in any Permitted Transfer is referred to as a “Permitted Transferee”). Any Class B Shares Transferred to a Permitted Transferee as a result of a Permitted Transfer shall remain so designated. No Permitted Transfer in each of clauses (a)(i)(1), (3) and (4) shall relieve the Shareholder from any of its obligations hereunder with respect to the Voting Shares so Transferred provided that in respect of a Permitted Transfer in clause (a)(i)(4), the Shareholder shall be relieved of its obligations hereunder with respect to the Voting Shares the subject of an enforcement action which are so Transferred upon the Permitted Financial Institution enforcing the pledge, encumbrance or lien the subject of the Permitted Transfer in compliance with clause (a)(i)(4), including the obligation to ensure that any subsequent Transfer occurs in accordance with this Section 5. A Permitted Transfer made in compliance with this Section 5(a) is exempted from rule 11.3 of the Company’s constitution.
The Shareholder undertakes to procure that any Class B Shares Transferred in accordance with clause (1) to a Permitted Transferee are Transferred back to the Shareholder or to a Controlled Affiliate of the Shareholder prior to that Permitted Transferee ceasing to be Controlled Affiliate of the Shareholder.
          (ii) For purposes hereof, a “Controlled Affiliate,” with respect to the Shareholder, shall mean any person that, directly or indirectly through one or more intermediaries, is controlled by the Shareholder. The Shareholder shall be deemed to control another person if the Shareholder possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other person, whether through the ownership of voting securities, by contract or otherwise.
          (iii) For purposes hereof, “Transfer” of a Voting Share shall mean any direct or indirect sale, assignment, transfer, conveyance, pledge, hypothecation, mortgage, license, gift, creation of a security interest in or lien on, placement in trust (voting or otherwise), encumbrance or other transfer or disposition (including by way of spin-off, hedging or derivative transactions, any other transaction that hedges or transfers, in whole or in party, the economic consequences of ownership, or otherwise) of such Voting Share or any legal, beneficial or economic interest therein, whether or not for value and whether voluntary or involuntary or by operation of law or by transfer of any economic or ownership interest in any person, directly or indirectly, beneficially owning such Voting Shares. A “Transfer” shall also include, without limitation, a transfer of a Voting Share to a broker or other nominee, or the transfer of, or entering into a binding

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agreement with respect to, the power (whether exclusive or shared) to vote or direct the voting of such Voting Share by proxy, voting agreement or otherwise.
          (b) Takeover Offers. The restrictions and limitations on Transfers contained in this Section 5 shall not apply to acceptance of any takeover offer for all the Voting Shares in the Company where Shareholder is not a participant or a member of the offeror’s Section 13(d) Group.
          (c) Transfers after the Standstill Period. For the purposes of rule 11.3 of the Company’s constitution a Transfer of Class B Shares by the Shareholder after the Standstill Period which, but for this Section 5(c), would be subject to rule 11.3 is exempted from the requirements of rule 11.3 if the following requirements are satisfied:
          (i) the transferee executes a deed of accession substantially in the form set out in Exhibit A agreeing to be bound by this Deed as if a party hereto and the parties hereto shall execute such deed of accession;
          (ii) no person’s Voting Power in the Company would be equal to or greater than 50% as a result of the Transfer; and
          (iii) the Transfer has been approved by a resolution passed by a majority of votes attached to all issued Voting Shares, other than shares held by the transferor, transferee or any associate (as that term is defined in the Corporations Act) of either of them.
          (d) Obligation to Notify. The Shareholder shall give the Company notice promptly upon the disposition hereunder of any Voting Shares. Acquisitions of Beneficial Ownership, Transfers or other distributions of Voting Shares in violation of the provisions of this Deed shall be null and void ab initio, and the Voting Shares subject to such purchase, Transfer or other disposition shall remain subject to this Deed.
          (e) Constitution. For the avoidance of doubt, nothing in this Section 5 (or any other term of the Deed) shall relieve the Shareholder or any other member of the Company of an obligation in the Company’s constitution in relation to any Transfer of a Voting Share.
          (f) No Conversion. Permitted Transfers (including, for the avoidance of doubt, Transfers of Class B Shares pursuant to Section 5(c)) are expressly exempt from the operation of rule 29.2 of the Company’s constitution.
     6. Flip-in Rights.
          (a) Put and Call Options. At any time after expiry of the Empowerment Period (as defined below) and at such other times as are permitted by the SASA and if, in the opinion of South African counsel to the Company, all requisite consents, approvals, and licenses are in place for the same to occur (including, without limitation, approval from the South African Reserve Bank and whatever approvals may be required under the mining rights and prospecting rights held by each of the Company’s South African subsidiary companies (each, a “South African Subsidiary”)), then, subject to Sections 6(b) to 6(e):

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          (i) upon five (5) business days’ notice to the Company, ERL has the right to put all (but not less than all) of the shares it holds (A) in each South African Subsidiary as at the date of the SASA (as defined below) (the “South African Shares”) to the Company for purchase in exchange for the issuance to ERL of 1,449,207 fully paid Class B Shares, subject to adjustment for share splits and similar events from the completion of the transactions contemplated by the Transaction Agreements (the “Flip-in Shares”), and (B) all (but not less than all) of any additional shares it holds in each South African Subsidiary to the Company (the “Additional South African Shares”) for purchase in exchange for the issuance to ERL of the number of fully paid Class B Shares (the “Further Flip-in Shares”) equal to (x) the quotient obtained by dividing the Fair Value (as defined in and determined in accordance with the SASA) by the Current Market Price (y) multiplied by the number of Additional South African Shares (the “Put Option”); and
          (ii) upon five (5) business days’ notice to the Shareholder, the Company has the right to call all (but not less than all) of the South African Shares and Additional South African Shares upon issuance to ERL of the Flip-in Shares and the Further Flip-in Shares (the “Call Option”).
          (iii) On the date that it acquires the Flip-in Shares, ERL also shall have the right to subscribe for such number of fully paid Class B Shares as is equal to the aggregate number of Class B Shares that ERL could have subscribed for pursuant to a complete exercise of its preemptive rights pursuant to Section 4 if it had owned the Flip-in Shares continuously since the date of this Deed (the “Additional Flip-in Shares”). The price at which ERL shall subscribe for the Additional Flip-in Shares shall be an aggregate amount equal to the sum of the Current Market Prices that would have applied to such Additional Flip-in Shares at the time of their respective issuances had they been issued at such time.
          (iv) Where each of the Company and ERL has sent a notice exercising its option under clause (i) or (ii) above (as appropriate), the notice received second in time will be deemed to be ineffective.
          (v) If there is a different notice period in the SASA with respect to the exercise of the Put Option or the Call Option, that notice period shall prevail.
          (b) Limits on Exercise of the Put Option and Call Option.
          (i) During the Standstill Period, the Put Option, the subscription right in Section 6(a)(iii) and the put option in Section 6(c) must not be exercised if it would cause the number of Voting Shares Beneficially Owned by the Shareholder and its Affiliates to exceed the Standstill Limit.
          (ii) After the Standstill Period, if exercise of the Put Option, the subscription right in Section 6(a)(iii) or the put option in Section 6(c) would cause the number of Voting Shares Beneficially Owned by the Shareholder and its Affiliates to exceed the Limit, then the Put Option, the subscription right in Section 6(a)(iii) or the put option in Section 6(c) (as the case may be) must not be exercised until a Takeover Offer

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for the Company (containing a Non-waivable Majority of Minority Condition) made by the Shareholder in accordance with Section 3(c)(iii) has become wholly unconditional; provided however, that ERL may exercise the Put Option, the subscription right in Section 6(a)(iii) or the put option in Section 6(c) (as the case may be) in such circumstances for such number of South African Shares and Additional South African Shares as would not result in the Shareholder and its Affiliates exceeding the Limit.
          (iii) If exercise of the Call Option by the Company would cause the number of Voting Shares Beneficially Owned by the Shareholder and its Affiliates to exceed the Standstill Limit or the Limit, as then applicable, Section 3(a) or 3(c), as applicable, does not apply to such acquisition of Beneficial Ownership of Voting Shares as a result of exercise of the Call Option but shall apply to any acquisitions thereafter.
          (iv) For the purposes of rule 11.3 of the Company’s constitution, an increase in the Voting Power of the Shareholder or an Affiliate of the Shareholder as a result of the issue of Flip-in Shares and Further Flip-in Shares as a result of exercise of the subscription right in Section 6(a)(iii), the Put Option, the Call Option, or the put option or call option in Section 6(c) in compliance with this Section 6 is exempted.
          (v) If the issue of Flip-in Shares or Further Flip-in Shares as a result of exercise of the Put Option or the Call Option would result in a breach of section 606 of the Corporations Act, the Put Option and the Call Option must be exercised in respect of such number of South African Shares and Additional South African Shares as would not result in a breach and (A) the party who exercised the Put Option or the Call Option must exercise that option in respect of the balance of the South African Shares and Additional South African Shares as soon as the issue of the relevant Flip-in Shares and Further Flip-in Shares would not result in such a breach and (B) ERL must not, and must use is best efforts to ensure that its Affiliates do not, take any action which would prevent the issue of Flip-in Shares and Further Flip-in Shares pursuant to the Put Option or the Call Option occurring as soon as possible.
          (vi) If only some of the South African Shares or Additional South African Shares are subject to an exercise of the Put Option or Call Option in compliance with this Section 6, then:
          (1) the number of such shares will be pro rata to the total number of shares in each South African Company; and
          (2) the order in which South African Shares and Additional South African Shares will be exchanged is as follows (A) first, all (or such number that is required to satisfy exercise of the Put Option or Call Option) of the South African Shares will be exchanged for Flip-in Shares, and (B) when there are no more South African Shares, all (or such number that is required to satisfy exercise of the Put Option or Call Option) of the Additional South African Shares will be exchanged for Flip-in Shares.

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          (c) Partial Put Option and Call Option. If at any time during the Empowerment Period there are Excess SA Shares, (i) ERL has the right to put all (but not less than all) and (ii) the Company has the right to call all (but not less than all) of the Excess SA Shares on the terms and conditions set out in this Section 6, with the number of Flip-in Shares and Further Flip-in Shares adjusted accordingly. For the purposes of this Deed, “Excess SA Shares” means the number of shares obtained by subtracting the number of shares in the South African Subsidiaries that must be held by ERL to satisfy the Ownership Requirements (as that term is defined in the SASA) from the total number of South African Shares.
          (d) Immediate exercise of Put Option. If a person other than ERL and its Affiliates (or any Section 13(d) Group of which any such person is a member) acquires Beneficial Ownership of greater than fifty percent of the Company, ERL may immediately exercise the Put Option.
          (e) Automatic termination of Put Option and Call Option. The Put Option and the Call Option shall automatically terminate if ERL and/or its Affiliates acquire more than fifty percent of the issued share capital of the South African Subsidiaries other than in circumstances where ERL and/or its Affiliates acquire such additional shares under the SASA in order to satisfy the Ownership Requirements.
          (f) South African CGT.
          (i) Where the Company exercises the Call Option and, as a direct result thereof, there is a South African capital gains tax assessed on ERL in respect of the South African Shares that are the subject of the Call Option, subject to clause (ii) below, the Company shall indemnify ERL for an amount equal to the difference between (A) the amount of South African capital gains tax that was actually so assessed on and paid by ERL and (B) the amount of South African capital gains tax that would have been so assessed on ERL if ERL had exercised the Put Option on the date of this Deed.
          (ii) If the Company is considering whether to exercise the Call Option, ERL must, following a written request from the Company, use its best efforts to estimate the South African capital gains tax that would be payable by the Company under the indemnity in clause (i) above if the Call Option were exercised on a date specified by the Company, including providing evidence for the basis of ERL’s calculation to the reasonable satisfaction of the Company.
          (iii) If ERL receives an assessment (the “Assessment”) of South African capital gains tax in respect of South African Shares the subject of the Call Option (the “Call Option CGT”), it must provide a copy of the Assessment to the Company within five days. ERL must (at the sole expense and cost of the Company):
          (1) follow the Company’s reasonable directions in relation to the Assessment, which directions may include, without limitation:
               (a) disputing the Assessment and defending proceedings in relation to it (including choice of counsel);

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               (b) bringing proceedings to recover any money paid in respect of the Assessment (including choice of counsel);
          (2) not enter into any settlement of or otherwise compromise any matter which relates to Call Option CGT without the consent of the Company, acting reasonably;
          (3) keep the Company fully and timely informed with respect to all aspects of conduct of any dispute or proceedings and discussions with any revenue authority in relation to the Assessment and, where appropriate, enable representatives of the Company to participate in such discussions; and
          (4) reasonably cooperate with the Company in relation to the conduct of any dispute or proceedings and make personnel, records, materials and information available to the Company for this purpose, provided that in determining what are reasonable directions by the Company under this Section 6(f)(iii)(1), regard shall be had to the prospect of success of the proceedings or actions contemplated by such directions.
          (iv) If the Company makes a payment in respect of the Call Option CGT and ERL subsequently receives a refund of tax of Call Option CGT, ERL must promptly pay the refund to the Company.
          (g) For the avoidance of doubt, the preemptive rights provided in Section 4 shall not apply to the issuance of the Flip-in Shares, Further Flip-in Shares or the Additional Flip-in Shares. For a period of six months following ERL’s acquisition of the Flip-in Shares and Further Flip-in Shares, ERL shall be released from the transfer restrictions provided in Section 5 solely in respect of the Transfer of such number of Voting Shares having a value, based on the Current Market Price of the Voting Shares, equal to the amount of any taxes or other similar payments that ERL must make as a result of exchanging the South African Shares for the Flip-in Shares and Further Flip-in Shares and subscribing for the Additional Flip-in Shares (other than tax for which it is indemnified pursuant to clause (f)).
          (h) In the event that either the Put Option or the Call Option, as contemplated in this Section 6 respectively, is exercised, then the exchange of the South African Shares and the Additional South African Shares for the Flip-in Shares and Further Flip-in Shares shall be effected as follows:
          (i) the holder of the Put Option undertakes that immediately upon the exercise of either the Call or the Put Option (as the case may be), that it shall transfer the South African Shares and the Additional South African Shares, free and clear of any liens, restrictions on transfer (other than any restrictions under the Securities Act, applicable state securities laws and the provisions of this Deed), options, warrants, rights, calls, commitments, proxies or other contract rights to the Company; and
          (ii) the Company undertakes that it shall simultaneously with the transfer pursuant to Section 6(h)(i) above, allot and issue the Flip-in Shares and the

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Further Flip-in Shares to the holder of the Put Option, in consideration for all of the South African Shares and the Additional South African Shares referred to in Section 6(h)(i) above.
          (i) In the event that ERL exercises its right to subscribe for Additional Flip-in Shares under Section 6(a)(iii), the subscription for the Additional Flip-in Shares shall be effected as follows:
          (i) ERL must notify the Company in writing of its intention to subscribe for the Additional Flip-in Shares on the date that its gives notice of its intention to exercise the Put Option;
          (ii) the Company must advise the aggregate subscription price calculated in accordance with Section 6(a)(iii) no later than two business days prior to the date on which the Additional Flip-in Shares are proposed to be issued;
          (iii) ERL must deposit the aggregate subscription price in a bank account nominated in writing by the Company in immediately available funds; and
          (iv) the Company undertakes that it shall allot and issue the Additional Flip-in Shares in consideration for payment of the aggregate subscription price referred to in Section 6(i)(iii) above.
          (j) For the purposes hereof, “ERL” shall mean ERL or any other person who has acquired the South African Shares or the Additional South African Shares in accordance with the South African Shareholders Agreement, including by acceding to that agreement (“ERL Successor”); provided, however, that, notwithstanding anything else in this Deed, the Company has no obligation to issue Class B Shares to an ERL Successor unless and until the ERL Successor has agreed in a writing satisfactory in form and substance to the Company to be bound by this Deed as if a party hereto.
          (k) For the purposes hereof, “SASA” shall mean the South African Shareholders’ Agreement, dated as of the date hereof, by and among the Company, ERL and the South African Subsidiaries.
          (l) For the purposes hereof, “Empowerment Period” shall have the meaning assigned to such term in the SASA.
     7. Other Rights.
          (a) Matching Rights. If any other person who is or becomes a holder of 3% or more of the Voting Shares is granted rights by the Company as a shareholder of the Company (solely in such capacity) that are more favorable to such shareholder than the rights granted to the Shareholder pursuant to this Deed, the Company shall promptly cause this Deed to be amended to cause the corresponding rights to be provided to the Shareholder under this Deed. In determining whether a holder of Voting Shares is granted rights more favorable than the rights granted to the Shareholder under this Deed, no account shall be taken of any restrictions or obligations to which the Shareholder is subject under this Deed or to which such holder agrees.

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          (b) Dividend Reinvestment Plans. For as long as the Class B Voting Interest (as defined below) is at least 7.5%, the Company may not adopt, approve or recommend to the Company’s shareholders a dividend reinvestment plan (or any plan with similar effect) without the Shareholder’s prior written approval.
     8. Legend on Certificates. The Shareholder hereby acknowledges and agrees that, during the Standstill Period, if any certificates are issued in respect of the Shareholder’s Voting Shares, each certificate shall be subject to stop transfer instructions and shall include the following legend; provided that, upon the Shareholder’s request, the Company shall remove the stop transfer instructions for any certificates representing Voting Shares that are subject to permitted liens:
          THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY BE OFFERED OR SOLD ONLY IF REGISTERED UNDER THE SECURITIES ACT OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THESE SHARES ARE SUBJECT TO CERTAIN LIMITATIONS ON TRANSFER SET FORTH IN AN AGREEMENT, DATED AS OF [•], 2011, BETWEEN TRONOX LIMITED, ADDITIONAL SHAREHOLDER AND EXXARO RESOURCES LIMITED, AMONG OTHERS, INCLUDING, BUT NOT LIMITED TO, CERTAIN RESTRICTIONS AND LIMITATIONS ON THE SALE, TRANSFER, ASSIGNMENT, PLEDGE, ENCUMBRANCE OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE. A COPY OF SUCH AGREEMENT IS ON FILE WITH THE SECRETARY OF TRONOX LIMITED AND HAS BEEN FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION.
          Upon expiration of the Standstill Period or otherwise within one business day after receipt by the Company of a demand by the Shareholder, the Company agrees to terminate the stop transfer instructions and remove the legend in connection with Transfers in compliance with applicable law and as permitted in accordance with this Deed.
     9. Governance Matters.
          (a) Size of Board. For as long as this Deed is in effect, the number of directors that will comprise the full Board shall be nine.
          (b) Board Nominations.
          (i) The nominating and corporate governance committee of the Board (the “Nominating Committee”) shall consist entirely of Non-affiliated Directors (as defined in the Company’s constitution) and shall nominate for election (1) that number of directors to be elected by the class vote of the holders of the Company’s Class A Shares (the “Class A Directors”) as set forth in Section 9(c) and (2) that number of directors to be elected by the class vote of the holders of the Company’s Class B Shares (the “Class B Directors”) as set forth in Section 9(c) provided that one of the Class A Directors must ordinarily be resident in Australia.

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          (ii) Subject to rules 2.2(d), 2.3(a) and 2.4(a) of the Company’s Constitution, the Nominating Committee shall nominate as Class B Directors the persons identified in a written nomination signed by the holders of a majority of the Class B Shares to be Class B Directors, provided that one of the directors designated by holders of Class B Shares must ordinarily be resident in Australia.
         (c) Board Representation.
          (i) “Class B Voting Interest” means, the quotient, expressed as a percentage, obtained by dividing (i) the aggregate number of issued Class B Shares by (ii) the aggregate number of issued Voting Shares, Unissued Share Merger Consideration and Exchangeable Shares (as defined below). “Unissued Share Merger Consideration” means Class A Shares required to be issued as consideration for the merger of Concordia Acquisition Corporation with and into Tronox Incoporated (excluding any Class A Shares required to be issued on conversion of Exchangeable Shares), but which have not been allotted and issued. For as long as the Class B Voting Interest is at least ten percent (10%), holders of Class A Shares shall be entitled to vote separately as a class to elect the Class A Directors to the Board, and holders of Class B Shares shall be entitled to vote separately as a class to elect a number of Class B Directors to the Board, in each case as set forth below:
          (1) If the Class B Voting Interest is at or above thirty percent (30%), the Board shall consist of six Class A Directors and three Class B Directors;
          (2) If the Class B Voting Interest is below thirty percent (30%) but at or above twenty percent (20%), the Board shall consist of seven Class A Directors and two Class B Directors;
          (3) If the Class B Voting Interest is below twenty percent (20%) but at or above ten percent (10%), the Board shall consist of eight Class A Directors and one Class B Director; and
          (4) If the Class B Voting Interest is less than ten percent (10%), the Board shall consist of Class A Directors only.
          (ii) When the number of Class B Directors:
          (1) is reduced as a result of the Class B Voting Interest being below a designated threshold in Section 9(c)(i)(1)to (3) on the day that is 120 days prior to the Company’s annual general meeting; or
          (2) is reduced as a result of the Class B Voting Interest falling below ten percent (10%) (at any time),
(each, a “Class B Triggering Event”), then the number of Class B Directors shall be reduced accordingly and the number of Class B Directors necessary to achieve such reduction shall resign from the Board (such resigning Class B Director(s) to

17

be selected by the holders of a majority of the Class B Shares within ten (10) days after the occurrence of the Class B Triggering Event). If the number of Class B Directors has not reduced by the tenth day after the date on which the Class B Triggering Event occurs, the number of Class B Directors shall be reduced automatically to the number set forth in Section 9(c)(i), with the Class B Director(s) whose last name(s) is alphabetically closest to the letters “ZZZZ” being designated the person(s) no longer eligible to serve on the Board and who automatically cease to be a Director pursuant to rule 2.10(e) of the Company’s constitution. Such cessation does not prevent the person being eligible for election or appointment as a director in the future.
          (iii) For purposes of this Deed, “Exchangeable Share” means an exchangeable share of Tronox Incorporated, a Delaware Corporation, par value $US0.01 which will be exchangeable in accordance with its terms for a Class A Share.
          (d) Board Committee Representation. For so long as such membership is permitted by all applicable law and stock exchange listing requirements (as determined in good faith by the Board), the Board will cause the number of Class B Directors, if any, to serve as members of the various standing committees of the Board (other than the Nominating Committee and the Special Committee) proportional to their representation on the Board, rounded down to the larger of the nearest whole number and one.
          (e) Special Committee. As of and following the consummation of the transactions contemplated by the Transaction Agreements, the Board will form a special committee (the “Special Committee”) that will be comprised solely of Non-affiliated Directors, whose members are determined in the Board’s discretion to address all issues and matters relating to the transactions and other issues between the Shareholder and its Affiliates, on the one hand, and the Company and its Affiliates, on the other hand, including under this Deed, the Transaction Agreements, the Company’s constitution, any Acquisition Proposal or any takeover, scheme of arrangement or other change of control transaction proposed by a holder of Class B Shares, or any Affiliate of a holder of Class B Shares, in relation to the Company, and under any other agreement or arrangement relating to the business and affairs of the Company involving the Shareholder and its Affiliates, on the one hand, and the Company and its Affiliates, on the other hand.
          (f) Quorum. Meetings of the Board may be convened by the Chairman of the Board, any director, the CEO or in any other manner allowed by applicable law. As further provided in rule 10.2 of the Company’s constitution, all directors must receive written notice of any meeting of the Board at least five business days prior to such meeting, unless the notice requirement is waived by all directors. At least six directors (of whom at least one must be a Class B Director) must be present at all times for there to be a quorum at any meeting of the Board. If a Board meeting is adjourned because no Class B Director attends, and a quorum is not achieved at the second consecutive attempt to convene the Board meeting due to the failure of any Class B Director to attend, then the requirement for a Class B Director to constitute a quorum shall not apply with respect to such meeting only, and such meeting shall be deemed a quorate meeting, provided that each Director receives at least five business days written notice of

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the adjourned Board meeting in accordance with rule 10.2 of the Company’s constitution or waives that requirement in accordance with rule 34.5 of the Company’s constitution.
          (g) Board Approval Provisions. The affirmative vote of any majority of directors present and voting at a quorate meeting is necessary to approve any matter properly submitted to the Board, except for the Board’s approval of the following matters (each, an “Extraordinary Matter”), each of which requires the affirmative vote of any six directors to approve such matter:
          (i) the election or early termination of the chairman of the Board;
          (ii) the appointment or termination of the Company’s Chief Executive Officer;
          (iii) the delegation by the Board of any of its powers to a committee of the Board where such delegation authorizes the committee to bind the Company without further Board approval;
          (iv) any proposed amendment to the Company’s constitution (other than technical amendments that do not involve any material change);
          (v) the decision to pay any dividends on the Voting Shares;
          (vi) the decision to adopt a dividend reinvestment plan;
          (vii) the settlement of any material environmental claims in excess of US$50 million;
          (viii) the issue of any Voting Shares or securities convertible or exercisable into Voting Shares other than Permitted Issuances where the amount to be issued when combined with any other Voting Shares or securities convertible or exercisable into Voting Shares in the previous 12 months would exceed 12% of the Company’s then-issued Voting Shares (and for the purposes of this calculation only any securities convertible or exercisable into Voting Shares shall be treated as though such conversion or exercise had occurred);
          (ix) any material acquisition or disposition of the Company’s or any of its subsidiaries’ assets valued at more than US$250 million (on a consolidated basis), or represents more than 20% of the Company’s consolidated total assets, as set out in the most recent consolidated audited accounts;
          (x) the entry by the Company or any of its subsidiaries into any agreement or obligation under which the consideration payable has an aggregate value in excess of US$250 million or representing more than 20% of the Company’s consolidated total long-term liabilities, as set out in the most recent consolidated audited accounts;
          (xi) the Company’s entry into any other business area fundamentally different from its business following consummation of the transactions contemplated by

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the Transaction Agreements or the Company fundamentally changing the scope of any existing business area, including materially diversifying its business into new commodities, engaging in significant operations involving new minerals or materially engaging with other types of natural resources;
          (xii) the sale of all, or substantially all, of the Company’s business or assets, or the issue or sale of a simple majority (or more) of the Voting Shares to any person other than a related body corporate; and
          (xiii) the entry into any arrangements concerning, or in any way initiating, a proceeding for voluntary administration, winding-up, liquidation, dissolution, merger or consolidation.
     (h) Dividend Policy. Subject to the Board’s determination that the Company and its subsidiaries have sufficient legal reserves, the parties agree to procure that the amount of the Company’s dividends will be based on, among other things, the Company and its subsidiaries’ results of operations, cash requirements, financial condition, contractual restrictions and other factors that the Board may deem relevant. Approval of the exact amount and timing of any dividend declarations and payments requires the affirmative vote of any six directors.
     (i) Use of Information.
          (i) Subject to the requirements of applicable law, regulation and rules (including the regulations and rules of any applicable stock exchange), the Shareholder shall, and shall cause its representatives and the Class B Directors, to keep confidential all information and documents of the Company and its Affiliates obtained by a Class B Director in such Class B Director’s capacity as a director unless such information (1) is or becomes publicly available other than as a result of a breach of this Section 9(h) by the Shareholder, including by way of actions taken by its representatives or such Class B Director; (2) was within the possession of the Shareholder or the Class B Director prior to it being furnished such information by or on behalf of the Company on a non-confidential basis; provided that the source of such information was not known by the Shareholder, its representatives or the Class B Director after due inquiry to be bound by a confidentiality agreement with, or other contractual, fiduciary or legal obligation of confidentiality to, the Company with respect to such information; or (3) is or becomes available to the Shareholder or the Class B Director on a non-confidential basis from a source other than the Company or any of its representatives; provided that such source was not known to the Shareholder or the Class B Director after due inquiry to be bound by a confidentiality agreement with, or other contractual, fiduciary or legal obligation of confidentiality to, the Company with respect to such information. Nothing in this Section 9(i)(i) shall prevent the Class B Directors, subject to compliance with applicable fiduciary duties, from sharing information with the Shareholder, which information will continue to be covered by the confidentiality provisions of this Section 9(i)(i).
          (ii) The Shareholder may, at its expense on a business day during normal business hours, with reasonable prior notice to the Company’s management, visit

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and inspect the Company’s and its subsidiaries’ properties, examine its books of account and records, and discuss with members of management such company’s affairs, finances, and accounts. The Company shall provide to the Shareholder copies of the Monthly Accounts within 30 days following the end of each calendar month, within 45 days following the end of each fiscal half-year and within 45 days following the end of each fiscal year, such financial information about the Company’s operations as is necessary to permit the Shareholder to prepare the financial disclosures required to satisfy the Shareholder’s disclosure obligations. For purposes of this Section 9(i)(ii), “Monthly Accounts” means, to the extent prepared in the ordinary course of business, the Company’s unaudited, consolidated financial statements, including the balance sheets and statements of income and cash flows, for the relevant monthly period, prepared in accordance with AIFRS, separately identifying inter-company and related party transactions but not including footnotes.
          (iii) The Shareholder hereby acknowledges that as a result of its receipt of information regarding the Company and its Affiliates it may be, or be treated as being, in possession of material non-public information (which for the purposes of this Section 9(i)(iii) includes information which could reasonably be expected to have a material effect on the price or value of a company’s securities) and it is aware of and agrees to comply with (and it will procure that its Affiliates and representatives comply with) securities laws in Australia and the United States in relation to that material non-public information. In addition, the Shareholder acknowledges that other foreign securities laws may prohibit any person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.
          (j) Management. As of and following the consummation of the transactions contemplated by the Transaction Agreements, the parties hereto intend for the Chairman of the Board and the Company’s management then in office to continue in office. Any proposed candidate to replace the Company’s Chief Executive Officer shall require the Shareholder’s prior approval (not to be unreasonably withheld or delayed). The Company shall notify the Shareholder whenever it seeks candidates to replace the Company’s Chief Executive Officer, and the Shareholder shall be entitled to propose candidates for such position, which the Company shall consider in good faith with any other candidates submitted for such position. The appointment and termination of the Company’s Chief Financial Officer and all managing directors of the Company’s primary operating subsidiaries will be subject to approval by a simple majority of the Board.
          (k) Exchange Act Reporting; Listing on the Exchange. The parties hereto shall use their reasonable best efforts to ensure that the Company remains current and timely in its reporting requirements under the Exchange Act and maintains its listing of the Class A Shares on the New York Stock Exchange (or other internationally recognized stock exchange agreed to by the Shareholder, such agreement not to be unreasonably withheld).
          (l) Subsidiary Board Representation.

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          (i) For as long as the Class B Voting Interest is at least twenty percent (20%), the Shareholder may appoint the number of directors to serve on the board of each operating subsidiary of the Company, other than a South African Subsidiary to which the South African Broad Based Socio-Economic Empowerment Charter for the Mining Industry promulgated in terms of section 100(2) of the MPRDA, as amended, substituted or re-promulgated from time to time, applies, equal to one-third of all directors, rounded down to the larger of the nearest whole number and one. The Company shall procure the appointment of the person or persons identified in a written nomination signed by the holders of a majority of the Class B Shares as director(s) of such subsidiaries, provided such nominees comply with applicable legal requirements.
          (ii) The Shareholder acknowledges and agrees that all strategic, financial and operating decisions concerning the Company and its subsidiaries will be made by the Company and that the directors of an operating subsidiary will be deemed to be acting in the best interests of the subsidiary if they act in good faith in the best interests of the Company.
     10. Registration Rights.
          (a) Demand Registrations.
          (i) Requests for Registration. At any time following the expiration of the Standstill Period, the Shareholder may request in writing that the Company effect the registration of all or any part of the Registrable Securities held by the Shareholder and its Affiliates (a “Registration Request”). Promptly after its receipt of any Registration Request, the Company will use its commercially reasonable efforts to register, in accordance with the provisions of this Deed, all Registrable Securities (as defined below) that have been requested to be registered in the Registration Request. Any registration requested by the Shareholder pursuant to Section 10(a)(i) or 10(a)(iii) is referred to in this Deed as a “Demand Registration.” As used herein, the term “Registrable Securities” shall mean (1) Class A Shares deliverable upon any conversion of Class B Shares; (2) any other shares or securities that the Shareholder may be entitled to receive, or will have received pursuant to the Shareholder’s ownership of the Class B Shares, in lieu of or in addition to the Class B Shares; and (3) any shares or securities issued or issuable directly or indirectly with respect to the shares referred to in the foregoing clauses (1) and (2) by way of conversion or exchange thereof or share distribution or share split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization, in each case held by the Shareholder. As to any particular securities constituting Registrable Securities, such securities will cease to be Registrable Securities when (A) they have been effectively registered for sale under the Securities Act pursuant to a Registration Statement (as defined below) and disposed of in accordance with the Registration Statement; (B) they have been sold to the public pursuant to Rule 144 or other exemption from registration under the Securities Act; (C) they have been bought back and cancelled by the Company; or (D) when all remaining Registrable Securities can be sold pursuant to Rule 144 without limitation.

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          (ii) Limitation on Demand Registrations. At any time following the expiration of the Standstill Period, the Shareholder will be entitled to initiate no more than three Demand Registrations (including Short-Form Registrations permitted pursuant to Section 10(a)(iii)). No request for registration will count for the purposes of the limitations in this Section 10(a)(ii) if (1) the Shareholder determines in good faith to withdraw the proposed registration prior to the effectiveness of the prospectus and other documents filed with the Securities and Exchange Commission (the “Commission”) to effect a registration under the Securities Act (“Registration Statement”) relating to such request due to marketing conditions (but only if the Shareholder reimburses the Company for all fees with respect thereto) or regulatory reasons relating to the Company, (2) the Registration Statement relating to such request is not declared effective within 180 days of the date such Registration Statement is first filed with the Commission (other than solely by reason of matters relating to the Shareholder) and the Shareholder withdraws its Registration Request prior to such Registration Statement being declared effective, (3) prior to the sale of at least 90% of the Registrable Securities included in the applicable registration relating to such request, such registration is adversely affected by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason and the Company fails to have such stop order, injunction or other order of requirement removed, withdrawn or resolved to the Shareholder’s reasonable satisfaction within thirty days of the date of such order, (4) more than 10% of the Registrable Securities requested by the Shareholder to be included in the registration are not so included pursuant to Section 10(a)(vi), or (v) the conditions to closing specified in the underwriting agreement or purchase agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a material default or breach thereunder by the Shareholder).
          (iii) Short-Form Registrations. Following the expiration of the Standstill Period, the Company will, if requested by the Shareholder and the use of such form is then available to the Company, use its commercially reasonable efforts to file a registration statement with the Commission on Form S-3 (“Short Form Registration”) providing for the registration of, and the sale on a continuous or delayed basis of the Registrable Securities, pursuant to Rule 415. In no event shall the Company be obligated to effect any shelf registration other than pursuant to a Short-Form Registration.
          (iv) Restrictions on Demand Registrations. If the filing, initial effectiveness or continued use of a registration statement, including a shelf registration statement pursuant to Rule 415, with respect to a Demand Registration would (1) require the Company to make a public disclosure of material non-public information, which disclosure in the good faith judgment of the Company (A) would be required to be made in any Registration Statement so that such Registration Statement would not be materially misleading, (B) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement and (C) would in the good faith judgment of the Company reasonably be expected to have an adverse effect on the Company or its business if made at such time, or (2) would in the good faith and judgment of the Board reasonably be expected to have an adverse effect on the Company or its business or on the Company’s ability to effect a planned or proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction, then the

23

Company may upon giving prompt written notice of such action to the participants in such registration (each of whom hereby agrees to maintain the confidentiality of all information disclosed to such participants) delay the filing or initial effectiveness of, or suspend use of, such Registration Statement, provided, that the Company shall not be permitted to do so (x) more than two times during any twelve-month period or (y) for periods exceeding, in the aggregate, 100 days during any twelve-month period. In the event the Company exercises its rights under the preceding sentence, such Shareholders agree to suspend, promptly upon their receipt of the notice referred to above, their use of any prospectus relating to such registration in connection with any sale or offer to sell Registrable Securities. If the Company so postpones the filing of a prospectus or the effectiveness of a Registration Statement, the Shareholder will be entitled to withdraw such request and, if such request is withdrawn, such registration request will not count for the purposes of the limitation set forth in Section 10(a)(ii).
          (v) Selection of Underwriters. If the Shareholder intends that the Registrable Securities covered by its Registration Request shall be distributed by means of an underwritten offering, the Shareholder will so advise the Company as a part of the Registration Request. In such event, the lead underwriter to administer the offering will be an Approved Bank chosen by the Shareholder.
          (vi) Priority on Demand Registrations. If the managing underwriter advises the Company that in its reasonable opinion the number of Registrable Securities (and any other securities requested to be included in such offering) exceeds the number of securities that can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), the Company will include in such offering only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities will be so included in the following order of priority: (1) first, Registrable Securities of the Shareholder and (2) second, any other securities of the Company that have been requested to be so included.
          (b) Piggyback Registrations.
          (i) Right to Piggyback. At any time following the Transfer Prohibition Period, and subject to the restrictions and limitations on Transfers contained in Section 5, whenever the Company proposes to register any of its securities (other than a registration statement to be filed on Form S-8 or Form S-4 or any similar form from time to time or registration of shares of securities and/or options or other rights in respect thereof to be offered to directors, members of management, employees, consultants, lenders or vendors of the Company or in connection with dividend reinvestment plans, each a “Special Registration”) and other than a registration pursuant to Section 10(a), and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company will give prompt written notice (and in any event no later than fifteen business days prior to the filing of a Registration Statement with respect to such registration) to the Shareholder of its intention to effect such a registration and, subject to Section 10(b)(iii), will include in such registration all Registrable Securities

24

with respect to which the Company has received a written request from the Shareholder for inclusion therein within five business days after the date of the Company’s notice (a “Piggyback Registration”). The Company may terminate or withdraw any registration under this Section 10(b) prior to the effectiveness of such registration, whether or not the Shareholder has elected to include its Registrable Securities in such registration, and the Company will have no liability to the Shareholder in connection with such termination or withdrawal.
          (ii) Underwritten Registration. If the registration referred to in Section 10(b)(i) is proposed to be underwritten, the Company will so advise the Shareholder as a part of the written notice given pursuant to Section 10(b)(i). In such event, the right of the Shareholder to registration pursuant to this Section 10(b) will be conditioned upon Shareholder’s (together with the Company) entry into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company.
          (iii) Priority on Primary Registrations. If a Piggyback Registration relates to an underwritten offering, and the managing underwriters advise the Company that in their reasonable opinion the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of such offering (including an adverse effect on the per share offering price), the Company will include in such registration or prospectus only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities will be so included in the following order of priority: (1) first, the securities the Company proposes to sell, and (2) other securities of the Company that have been requested to be so included pro rata on the basis of the number of securities requested to be registered by the Shareholder or any other holder of securities.
          (c) Registration Procedures. Subject to Section 10(a)(iv), whenever the Shareholder requests that any Registrable Securities be registered pursuant to Sections 10(a) or 10(b) of this Deed, the Company will use its commercially reasonable efforts to effect the registration and sale of such Registrable Securities as soon as reasonably practicable in accordance with the intended method of disposition thereof and pursuant thereto. The Company shall use its commercially reasonable efforts to:
          (i) prepare and file within 60 days of a request, with the Commission a Registration Statement with respect to such Registrable Securities, cooperate in all required filings with the Financial Industry Regulatory Authority and thereafter use its commercially reasonable efforts to cause such Registration Statement to become effective as soon as reasonably practicable; provided that before filing a Registration Statement or any amendments or supplements thereto, the Company will, in the case of a Demand Registration, furnish to counsel to the Shareholder copies of all such documents proposed to be filed, which documents will be subject to review and comment by such counsel, and the Company will make such reasonable changes to the Registration Statement or any amendments or supplements thereto (including changes to, or the filing of amendments

25

reflecting such changes to, documents incorporated by reference) as may be reasonably requested by the Shareholder subject to the Company’s obligations with respect to such Registration Statement;
          (ii) prepare and file with the Commission such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective for a period of either (1) not less than (A) three months, (B) if such Registration Statement relates to an underwritten offering, such longer period as a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer or (C) one year in the case of shelf registration statements (or in each case such shorter period ending on the date that the securities covered by such shelf registration statement cease to constitute Registrable Securities) or (2) such shorter period as will terminate when all of the securities covered by such Registration Statement have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement (but in any event not before the expiration of any longer period required under the Securities Act), and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement;
          (iii) furnish to Shareholder such number of copies, without charge, of such Registration Statement, each amendment and supplement thereto, including each preliminary prospectus, final prospectus, any other prospectus (which for purposes of this Deed shall also include any prospectus filed under Rule 424, Rule 430A or Rule 430B under the Securities Act and any “issuer free writing prospectus” as such term is defined under Rule 433 promulgated under the Securities Act), all exhibits and other documents filed therewith and such other documents as such seller may reasonably request including in order to facilitate the disposition of the Registrable Securities owned by the Shareholder;
          (iv) register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as the Shareholder reasonably requests and do any and all other acts and things that may be reasonably necessary to enable the Shareholder to consummate the disposition in such jurisdictions of the Registrable Securities owned by the Shareholder (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);
          (v) notify the Shareholder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the prospectus contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, as soon as reasonably practicable, prepare and furnish to the Shareholder a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter

26

delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;
          (vi) notify the Shareholder (1) when such Registration Statement or the prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (2) of any request by the Commission for amendments or supplements to such Registration Statement or to amend or to supplement such prospectus or for additional information, and (3) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for any of such purposes;
          (vii) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed;
          (viii) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement;
          (ix) enter into such customary agreements (including underwriting agreements and, lock-up agreements in customary form, and including provisions with respect to indemnification and contribution in customary form) and take all such other customary actions as the Shareholder or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including making members of senior management of the Company available to participate in “road show” and other customary marketing activities to the extent not unreasonably interfering with the business of the Company);
          (x) make available for inspection by the Shareholder and counsel to the Shareholder, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by the Shareholder or underwriter, all financial and other records, pertinent corporate documents and documents relating to the business of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by the Shareholder, underwriter, attorney, accountant or agent in connection with such Registration Statement, provided that it shall be a condition to such inspection and receipt of such information that the inspecting person (1) enter into a confidentiality agreement in form and substance reasonably satisfactory to the Company and (2) agree to minimize the disruption to the Company’s business in connection with the foregoing;
          (xi) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related prospectus or ceasing trading of any securities included in such Registration Statement for sale in any jurisdiction, use commercially reasonable efforts to promptly obtain the withdrawal of such order;

27

          (xii) obtain one or more comfort letters, addressed to the underwriters, if any, dated the effective date of such Registration Statement and the date of the closing under the underwriting agreement for such offering, signed by the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as such underwriters shall reasonably request; and
          (xiii) provide customary legal opinions of the Company’s counsel, addressed to the underwriters, if any, dated the date of the closing under the underwriting agreement, with respect to the Registration Statement, each amendment and supplement thereto (including the preliminary prospectus) and such other documents relating thereto as the underwriter shall reasonably request in customary form and covering such matters of the type customarily covered by legal opinions of such nature.
          (d) Furnishing of Information. As a condition to registering Registrable Securities, the Company may require the Shareholder to furnish the Company with such information regarding the Shareholder and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as the Company may from time to time reasonably request in writing.
          (e) Registration Expenses. Except as otherwise provided in this Deed, all expenses incidental to the Company’s performance of or compliance with this Deed, including all registration and filing fees, fees and expenses of compliance with securities or blue sky laws and printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants of the Company and other persons retained by the Company (collectively, “Registration Expenses”), will be borne by the Company. All underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities of the Shareholder or its Affiliates hereunder and any other expenses required by law to be paid by a selling security holder will be borne by the Shareholder.
          (f) Holdback. In consideration for the Company agreeing to its obligations under this Deed, the Shareholder agrees in connection with any registration of Voting Shares (whether or not the Shareholder is participating in such registration) upon the request of the Company and the underwriters managing any underwritten offering of Voting Shares, not to effect (other than pursuant to such registration) any public sale or distribution or other Transfer of Registrable Securities, including, but not limited to, any sale pursuant to Rule 144 or Rule 144A, without the prior written consent of the Company or such underwriters, as the case may be, during the Holdback Period (as defined below). For purposes of this Deed, “Holdback Period” means, with respect to any registered offering covered by this Deed, (i) 180 days, subject to customary “booster shot” provisions, after and during the ten days before, the effective date of the related Registration Statement or, in the case of a takedown from a shelf registration statement, 90 days after the date of the prospectus supplement filed with the Commission in connection with such takedown and during such prior period (not to exceed ten days) as the Company has given reasonable written notice to the Shareholder or (ii) such shorter period as the Company, the Shareholder and the underwriter of such offering, if any, shall agree.
          (g) Registration in Foreign Jurisdictions. If the Company does not list its Voting Shares in the United States and instead lists its Voting Shares in a jurisdiction other than

28

the United States, then the Company and the Shareholder shall negotiate in good faith to enter into such amendments to this Deed as are necessary to ensure, that the Shareholder retains registration rights substantially similar to those granted under this Deed, as and to the extent permissible under the laws of such other jurisdiction.
          (h) Rule 144 Reporting. With a view to making available to the Shareholder the benefits of certain Commission rules and regulations that may permit the sale of the Registrable Securities to the public without registration after such time as a public market exists for the Registrable Securities, the Company agrees to use its reasonable best efforts to take the following actions:
          (i) make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the date that the Company becomes subject to the reporting requirements of the Securities Act and the Exchange Act;
          (ii) file with the Commission, in a timely manner, all reports and other documents required of the Company under the Securities Act and the Exchange Act; and
          (iii) furnish to the Shareholder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144, and of the Exchange Act (at any time after it has become subject to such reporting requirements) and such other reports and documents as the Shareholder may reasonably request in connection with availing itself of any rule or regulation of the Commission allowing it to sell any Registrable Securities without registration.
     11. Termination.
          (a) This Deed shall take effect on the date hereof and, subject to Section 11(b), remain in effect until the earliest of:
          (i) the date on which the Company and the Shareholder agree in writing to the termination of this Deed;
          (ii) the date on which the number of Voting Shares Beneficially Owned by the Shareholder (or Shareholders in aggregate, if there is more than one Shareholder at the relevant time) represent less than 5% of the Company’s total issued Voting Shares; provided that any automatic conversion of the Shareholder’s Class B Shares to Class A Shares pursuant to the Company’s constitution shall in no way affect any provision under this Deed or cause a termination of this Deed if the provisions of this Section 11(a)(ii) are otherwise not applicable; and
          (iii) the date on which:
          (1) the Shareholder pays the consideration in respect of a Unilateral Takeover Offer made by it in compliance with Section 3(c) containing a Non-waivable Majority of Minority Condition which has become wholly unconditional; or

29

          (2) an Acquisition Proposal made by the Shareholder in compliance with Section 3(c) and approved by the Special Committee under which the Shareholder acquires Voting Shares representing at least 50% of the Voting Shares held by Non-affiliated Members completes.
          (b) Following a termination of this Deed, Section 6 (Flip-in Rights) and Sections 11 (Termination) to 28 (Third Parties) inclusive shall survive termination. In addition, if this Deed terminates pursuant to Section 11(a)(ii), 9(c)(ii) (Board representation) also shall survive termination, and if this Deed terminates pursuant to Section 11(a)(iii), Section 4 (Preemptive Rights), Section 9(k) (Maintenance of listing) and 10 (Registration Rights) also shall survive termination.
     12. Affiliates. A person or entity who at any time may be an Affiliate of the Shareholder shall be deemed to be an Affiliate of the Shareholder for purposes of this Deed while such person is an Affiliate of the Shareholder regardless of whether such person was such an Affiliate on the date hereof.
     13. Specific Performance. Each of the parties hereto recognizes and acknowledges that this Deed is an integral part of the transactions contemplated in the Transaction Agreements, that the Company would not have entered into the Transaction Agreements and the Additional Shareholder would not have acquired the Voting Share unless this Deed was executed and that a breach by the Company of any covenants or agreements contained in this Deed will cause the Shareholder to sustain injury for which it would not have an adequate remedy at law for money damages, and a breach by the Shareholder of any covenants or agreements contained in this Deed will cause the Company and the Additional Shareholder to sustain injury for which they would not have an adequate remedy at law for money damages. Therefore each of the parties hereto agrees that in the event of any such breach by the Company or the Shareholder, the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.
     14. Responsibility for Compliance; Shareholder Capacity.
          (a) The Shareholder shall be responsible for ensuring that its Affiliates and representatives adhere to the terms of this Deed applicable to such persons as if such persons were original parties hereto, shall be responsible for any breach of this Deed by its Affiliates and representatives and shall take all reasonable measures to avoid any breach of this Deed by its Affiliates or representatives; provided, however, that any representative or Affiliate of the Shareholder serving as a director of the Company shall in no way be bound by the Shareholder’s obligations under this Deed in such person’s capacity as a director of the Company. The foregoing obligation shall not limit the remedies available to the Company or the Additional Shareholder for any breach of this Deed by any person.
          (b) No person executing this Deed who is, or who becomes during the term hereof, a director of the Company makes any agreement or understanding herein in his capacity

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as a director, and the agreements set forth herein shall in no way restrict any director in the exercise of his fiduciary duties as a director. The Shareholder executes and delivers this Deed solely in its capacity as the registered holder and Beneficial Owner of shares in the Company.
     15. Additional Shareholder. The Additional Shareholder is entitled to the benefit of and may enforce this Deed, but it does not incur any obligation to either the Company or the Shareholder under it.
     16. No Circumvention. Shareholder agrees not to, directly or indirectly, take any actions, act in concert with any person who takes an action, or cause or allow any of its Affiliates or representatives to take any actions (including the failure to take a reasonable action) such that the resulting effect is to undermine in any material respect the effectiveness of any of the provisions of this Deed or any of the Transaction Agreements.
     17. Amendment and Modification. This Deed may be amended, modified and supplemented only by written agreement of the Shareholder and the Company (and the Additional Shareholder’s approval or signature shall not be required to give effect to any such amendment, modification or supplement ).
     18. Notices. All notices, requests, demands and other communications required or permitted shall be deemed duly given (a) on the date of delivery if delivered personally, or by e-mail, telecopy or facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(a)	If to the Shareholder, to:

Exxaro Resources Limited
Roger Dyason Road
Pretoria West, 0183
South Africa
Attention: Riaan Koppeschaar
Facsimile: +27 12 307 4145
E-mail: riaan.koppeschaar@exxaro.com

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP
51 W. 52nd Street
New York, New York 10019-6142
Attention: Peter O’Driscoll
Facsimile: +1 212 506 5151
E-mail: podriscoll@orrick.com

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or to such other person or address as the Shareholder shall furnish to the Company;
(b)	If to the Company or the Additional Shareholder, to:

Tronox Limited
3301 N.W. 150th Street
Oklahoma City, Oklahoma 73134
Attention: General Counsel
Facsimile: +1 405 775 5155
E-mail: michael.foster@tronox.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention: Daniel Wolf
               Yi (Claire) Sheng
Facsimile: +1 212 446 4900
E-mail: daniel.wolf@kirkland.com
claire.sheng@kirkland.com
or to such other person or address as the Company shall furnish to the Shareholder in writing.
          For the purposes of this Section 18, a business day is a day that is not a Saturday, Sunday or public holiday in New York.
     19. Severability. The provisions of this Deed shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Deed, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Deed and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
     20. Assignment.
          (a) Subject to Section 20(b) and 20(c), this Deed and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but except as otherwise expressly provided for or permitted herein neither this Deed nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties.
          (b) Each other party acknowledges and agrees that (i) the Additional Shareholder may transfer its Class A Share or an interest in its Class A Share to any other person provided the prior written consent of the Shareholder has been obtained (such consent not to be

32

unreasonably withheld or delayed), and (ii) each other party has entered into a deed on the same terms as this Deed with the person to whom the Class A Share or interest in the Class A Share has been transferred. For the purposes of this clause, the Shareholder acknowledges and agrees that a transfer by the Additional Shareholder of its Class A Share or an interest in its Class A Share to an officer of the Company will be deemed to be reasonable.
          (c) The prior written consent of the Additional Shareholder is not required for any assignment by another party in compliance with paragraph (a) provided that any assignee enters into a deed on the same terms as this Deed with the Additional Shareholder.
     21. Governing Law. This Deed, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Deed or any Transaction Agreement or the negotiation, execution or performance of this Deed (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Deed or any Transaction Agreement or as an inducement to enter into this Deed or any Transaction Agreement), shall be governed by and construed in accordance with the laws of the State of Western Australia, Australia, without giving effect to any choice or conflict of law provision or rule (whether of the State of Western Australia, Australia or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Western Australia, Australia to apply.
     22. Jurisdiction and Venue
          (a) Any and all disputes, controversies and claims between or among the parties and arising under, relating to or in connection with this Deed, in any manner whatsoever, whether in contract, in tort, or otherwise, and including any dispute or controversy regarding the negotiation, execution, existence, validity, enforceability, performance or breach of this Deed (each, a “Dispute”), shall be brought exclusively in a court exercising jurisdiction in Western Australia (the “Western Australian Court”).
          (b) The Shareholder irrevocably appoints [agent for service located in Western Australia], as its true and lawful agent and attorney to accept and acknowledge service of any or all process against it in any action, suit or proceeding permitted by this Section 22, with the same effect as if such party were a resident of the State of Western Australia, and had been lawfully served with such process in such jurisdiction, and waives all claims of error by reason of such service; provided that the party effecting such service shall also deliver a copy thereof on the date of such service to the other parties by facsimile or electronic mail in accordance with Section 18. Each party will enter into such agreements with such agent as may be necessary to constitute and continue the appointment of such agent hereunder. In the event that any such agent and attorney resigns or otherwise becomes incapable of acting, the affected party will appoint a successor agent and attorney in the State of Western Australia, reasonably satisfactory to the other parties, with like powers.
          (c) Each party hereby irrevocably submits to the exclusive jurisdiction of the Western Australian Court in connection with any Dispute.

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          (d) Each party hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in any Western Australian Court, and any claim that any such action, suit or proceeding brought in a Western Australian Court has been brought in an inconvenient forum.
          (e) Each party hereby represents and acknowledges that it is acting solely in its commercial capacity in executing and delivering this Deed and in performing its obligations hereunder, and each party hereby irrevocably waives, with respect to all disputes, claims, controversies and all other matters of any nature whatsoever that may arise under or in connection with this Deed and any other document or instrument contemplated hereby, all immunity it may otherwise have as a sovereign, quasi-sovereign or state-owned entity (or similar entity) from any and all proceedings (whether legal, equitable, arbitral, administrative or otherwise), attachment of assets, and enforceability of judicial or arbitration awards.
          23. Waiver of Jury Trial. Each party hereby unconditionally and irrevocably waives its right to trial by jury in any action, suit or proceeding in connection with any Dispute.
          24. Counterparts. This Deed may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
          25. Headings; Construction. The headings of the Sections of this Deed are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Deed. References in this Deed to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include”, “includes” and “including”, when used in this Deed shall be deemed to be followed by the phrase “without limitation”. For purposes of this Deed, “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a governmental entity, and any permitted successors and assigns of such person.
          26. Joint Draft. Each of the parties hereto participated in the drafting and negotiation of this Deed. If an ambiguity or question of intent or interpretation arises, this Deed must be construed as if it is drafted by each of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Deed.
          27. Entire Agreement. Upon consummation of the transactions contemplated by the Transaction Agreements, this Deed, the Company’s constitution and the Transaction Agreements will set forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersede all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto.
          28. Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or

34

corporation, other than the parties hereto and their respective successors or assigns, any rights or remedies under or by reason of this Deed.
[Signature Page Follows]

35

          IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed, all as of the day and year first above written.

EXECUTED as a Deed by EXXARO
RESOURCES LIMITED

By:
Name:
Title:

EXECUTED as a Deed by [SUB]

By:
Name:
Title:

EXECUTED as a Deed by TRONOX LIMITED:

Signature of director	Signature of director/secretary

Name	Name

SIGNED, SEALED and DELIVERED by [ADDITIONAL SHARHEOLDER] in the presence of:

Signature of party

Signature of witness

Name

36

EXHIBIT A – FORM OF ACCESSION DEED
Accession Deed
DATE
PARTIES
[Transferor Shareholder] (Transferor Shareholder)
[New Shareholder] (New Shareholder)
[Continuing Shareholders] (Continuing Shareholders)
Tronox Limited
ACN 153 348 111 (Company)
RECITALS
A.	The Transferor Shareholder, the Continuing Shareholders and the Company are parties to the Deed.
B.	The Transferor Shareholder wishes to transfer the Transfer Shares to the New Shareholder.
C.	Under the Deed, it is a condition precedent to the Transferor Shareholder transferring its Shares that the New Shareholder executes this document under which the New Shareholder becomes bound by the Deed.
OPERATIVE PROVISIONS
1.	INTERPRETATION

1.1	Definitions

The following definitions apply in this document.

Deed means the Shareholder’s Deed between the Continuing Shareholders, the Transferor Shareholder and the Company dated [insert].

Stated Time means 5:00pm on [insert date of this deed].

Transfer Shares means any shares in the Company being transferred to the New Shareholder by the Transferor Shareholder.
1.2	Rules for interpreting this document
(a)	Headings are for convenience only, and do not affect interpretation.

(b)	A term (other than a term defined in clause 1.1) that is defined in the Deed has the same meaning in this document.
Accession deed 1

2.	ASSIGNMENT OF RIGHTS AND ASSUMPTION OF OBLIGATIONS UNDER THE DEED

2.1	Assignment and assumption
(a)	With effect from the Stated Time:
(i)	the Transferor Shareholder assigns all its rights and interests under the Deed that relate to the Transfer Shares to the New Shareholder;

(ii)	the New Shareholder assumes all of the Transferor Shareholder’s obligations and liabilities under the Deed that relate to the Transfer Shares other than obligations and liabilities that arise before the Stated Time;

(iii)	the Continuing Shareholders release and discharge the Transferor Shareholder from all obligations under the Deed that relate to the Transfer Shares which fall due for performance after the Stated Time; and

(iv)	the New Shareholder is bound by and must comply with all of the Transferor Shareholder’s obligations under the Deed (other than obligations that arise before the Stated Time or which relate to shares in the Company retained by the Transferor Shareholder) as if the New Shareholder were a party to the Deed instead of the Transferor Shareholder.
(b)	[To be included only where the Transfer is a Permitted Transfer under Section 5(a)(i)(1), (3) and (4) of the Deed] [Notwithstanding the above, the Transferor Shareholder:
(i)	remains responsible for all of its liabilities and obligations that relate to the Transfer Shares (whether arising before or after the Stated Time); and

(ii)	must procure the New Shareholder to comply with all of its obligations under the Deed.]
[To be included only where the Transfer is a Permitted Transfer under Section 5(a)(i)(4)], provided that with respect to a Permitted Transfer under Section 5(a)(i)(4) of the Deed, the Transferor Shareholder shall be relieved of all of its obligations under the Deed with respect to the Transfer Shares the subject of an enforcement action upon the Permitted Financial Institution enforcing the pledge, encumbrance or lien the subject of the Permitted Transfer in compliance with Section 5(a)(i)(4) of the Deed, including the obligation to ensure that any subsequent Transfer occurs in accordance with Section 5 of the Deed.]
2.2	Effect of amendment
(a)	Except as expressly amended by this document, the Deed is confirmed and remains in full force and effect.

(b)	With effect from the Stated Time the New Shareholder is deemed to be, jointly and severally, the Shareholder (as that term is defined in the Deed) under the Deed.
3.	REPRESENTATIONS AND WARRANTIES

3.1	Representations and warranties by New Shareholder
     The New Shareholder represents and warrants to each other party as follows:
Accession deed 2

(a)	(Good Standing) The New Shareholder is [a company limited by shares] organised under the laws of [insert];

(b)	(Authority) The New Shareholder has full legal capacity and power to enter into the Deed and carry out the transactions that the Deed contemplates;

(c)	(Binding Agreement) Assuming the accuracy of the representation and warranty of the Company in Section 1(c) of the Deed, the Deed constitutes a legal, valid and binding agreement of the New Shareholder, enforceable against the New Shareholder in accordance with its terms, except to the extent that (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceedings therefor may be brought;

(d)	(Ownership of Shares) The New Shareholder, together with its Affiliates, Beneficially Owns [ ] Voting Shares; possesses rights to acquire [ ] Voting Shares; and has Voting Power in the Company of [ ] percent; and

(e)	(No Conflict) The Consummation of the transactions contemplated by the Deed will not conflict with, result in the breach of any of the terms or conditions of, constitute a default under or violate, accelerate or permit the acceleration of any other similar right of any other party under, constitutive documents of the New Shareholder, any law, rule or regulation, or any agreement, lease, mortgage, note, bond, indenture, license or other instrument or undertaking, to which the New Shareholder is a party or by which the New Shareholder or its properties may be bound, nor will such consummation violate any order, writ, injunction or decree of any Authority to which the New Shareholder or any of its properties is subject, the effect of any of which, either individually or in the aggregate, would impair in any material respect the ability of the New Shareholder to perform its obligations under the Deed.
4.	NOTICES

For the purposes of the Notices section of the Deed, the New Shareholder’s address for service is:

Name:	[insert name]
Address:	[insert address]
Attention	[insert name]
Facsimile:	[insert facsimile no.]
Email:	[insert email address]
5.	ADDRESS FOR SERVICE

The New Shareholder irrevocably appoints [agent for service located in Western Australia], as its true and lawful agent and attorney to accept and acknowledge service of any or all process against it in any action, suit or proceeding permitted by section 22 of the Deed.
Accession deed 3

6.	GENERAL

Sections 16 to 25 of the Deed shall apply to this document as if they were fully set out in this document.
Accession deed 4

EXECUTED as a deed.
Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.
[Insert execution clauses]
Accession deed 5

EXHIBIT V
TRANSITION SERVICES AGREEMENT TERM SHEET
     The following information is presented as a summary of the principal terms of the Transition Services Agreement (the “Transition Services Agreement”) to be entered into at the Closing between Exxaro, Parent and certain of their Affiliates (collectively, the “Parties”). Other terms will be mutually agreed upon by the Parties and set forth in the Transition Services Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

Services:	Exxaro or a member of its Group will provide Parent with certain services (certain of the principal categories of which are listed on Schedule A hereto) as agreed by Exxaro and Parent and set forth in the Transition Services Agreement (each being a “Service” and collectively, the “Services”), at the rates and service levels to be agreed by Exxaro and Parent and set forth in the Transition Services Agreement. In order to ensure effective allocation and deployment of its human resources, the Transition Services Agreement will include a transition services plan (the “Transition Services Plan”), which will include a concrete list of Services and service levels for the term of the agreement that will be provided by Exxaro. The Services will be provided beginning on the “Start Date” agreed by the Parties for such Service and ending on the earlier of (a) the “End Date” agreed upon by the Parties for such Service, (b) the termination of the Transition Services Agreement, or (c) the termination of such Service by Parent as described in the Transition Services Plan; provided, however, that the expiration of the Transition Services Agreement at the end of the term will not affect Exxaro’s obligation to provide any Service to the extent the End Date for such Service is later than such expiration date. The Services will be provided mainly in the Republic of South Africa, but Parent may also request that Services be provided in Australia and Exxaro will accommodate such request to the extent it is commercially reasonable for Exxaro to do so. In providing the Services, Exxaro will be an independent contractor and may use subcontractors (subject to Parent’s prior consent); provided that Exxaro will remain solely liable to Parent for the acts and omissions of its subcontractors.

Standard of Performance; Level of Services; Service Coordinator, Steering Committee and Operating Committee:	With respect to any Service, Exxaro shall, and shall cause the members of its Group to, perform such Service exercising at least the same degree of care, at the same general level and at the same general degree of accuracy and responsiveness, as it exercises in performing similar services for its own account, with priority equal to that provided to its own businesses and members of its Group where the services being provided are material to the business (and in no event will the Services be provided in a less than diligent manner). Exxaro will ensure that all individuals performing any Services will have the education, training, knowledge, skill and capability necessary to perform the Services. Parent will not be entitled to increase its use of any Service above that level specified in Schedule A without the prior written consent of Exxaro; provided that if Parent requests an increase in the level of Services provided by Exxaro or Parent’s use of any Service is greater than is anticipated in the Transition Services Plan, Exxaro will accommodate such increased level of Service or Service use if it is commercially reasonable for Exxaro to do so.

Without limiting any of Exxaro’s obligations under the Transition Services Agreement (including those set out above), Exxaro may make changes from time to time in the manner in which any Service is provided if (a) Exxaro is making similar changes in the manner in which such Service is provided to it and members of its own Group, (b) Exxaro furnishes to Parent substantially the same notice that Exxaro provides to members of its own Group with respect to such changes, and (c) such changes will not adversely affect Parent’s business or result in Parent incurring any loss or liability.

Each Party will nominate a representative to act as the primary contact person for the provision of all of the Services (including the Services provided under the Services Agreement) (each a “Service Coordinator”). In order to facilitate implementation of the terms and conditions of the Transition Services Agreement and the Services Agreement, the Parties will also establish (a) a “Steering Committee” responsible for providing general oversight of the provision of the Services and the terms and conditions of the Transition Services Agreement and the Services Agreement and consisting of at least one senior manager from each of the Exxaro Group and Parent and whereby each is equally represented and (b) an “Operating Committee” responsible for the day-to-day operations related to the Transition Services Agreement and the Services Agreement and consisting, as necessary, of one representative of each of the Exxaro Group and Parent from each functional area that is the subject of Schedule A.

Resources; Third Parties:	Parent shall, if reasonably requested by Exxaro, make reasonably available for consultation with the Exxaro Group those retained employees and consultants or other service providers of Parent reasonably necessary for the effective provision of such Services. Exxaro will have the right to designate which resources it will assign to perform any Service and to remove and replace any such resources at

2

any time or designate any other members of its Group to perform such Service; provided, however, that (a) Exxaro will use its commercially reasonable best efforts to prevent any disruption to, and will not adversely impact, Parent’s business in the transition of the Service to a different resource, and (b) Parent will cooperate with Exxaro in good faith to mitigate any disruption or other adverse impact in connection with any such transition. Exxaro may not use (or replace any existing) third party provider without Parent’s prior consent, which consent shall not be unreasonably withheld.

Cooperation; Dispute Resolution:	The Parties will cooperate in all matters relating to the provision and receipt of the Services. In the event of a dispute under the Transition Services Agreement, the Parties will in good faith attempt to resolve the dispute amicably. Absent a resolution within a period reasonably agreed upon by the Parties in the Transition Services Agreement, any dispute related to, or in connection with, the Transition Services Agreement will be resolved based on a dispute resolution mechanism substantially similar to the dispute resolution mechanism described in Section 12.8 of the Agreement.

Intellectual Property Rights:	Unless otherwise agreed in writing by the Parties, all Exxaro work product, data or other materials and deliverables provided by or on behalf of Exxaro or any member of its Group to Parent or any member of its Group in connection with the Services (collectively, "Work Product"), in whatever form or medium, and all intellectual property rights in or to any of the foregoing owned by any member of the Exxaro Group (collectively, the “Exxaro Intellectual Property”) will remain the exclusive property of, as applicable, Exxaro or a member of its Group; except that Exxaro and the members of its Group will grant Parent and the members of its Group a non-exclusive, perpetual, irrevocable royalty-free, worldwide right and license to use, disclose and otherwise exploit any Exxaro Intellectual Property to the extent that it relates to any Work Product that is non-severable or contained in, derived from, included or embedded in, or necessary or desirable to use, any work product, data, software or any other materials or deliverables or any other intellectual property or tangible embodiments thereof generated, developed or otherwise created by or on behalf of Exxaro or Parent or any member of Exxaro’s or Parent’s Group in the course of Exxaro’s provision of the Services. Notwithstanding the foregoing, however, to the extent any Work Product is created primarily for Parent or any member of its Group, or is primarily derived from any intellectual property of Parent or any member of its Group, Parent or a designated member of its Group will own such Work Product and all intellectual property rights therein or thereto.

3

All work product, data, software and any other materials or deliverables and any other intellectual property and tangible embodiments thereof generated, developed or otherwise created by or on behalf of Parent or any member of its Group (whether in the course of Exxaro’s provision of the Services or otherwise), in whatever form or medium, and all intellectual property rights in or to any of the foregoing will be owned by Parent or a member of its Group.

The Parties acknowledge that, in agreeing upon the Services to be provided by Exxaro under the Transition Services Agreement, they may decide to allocate the ownership of intellectual property rights arising out of Exxaro’s provision of the Services differently for certain Services in the Transition Services Agreement.

Exceptions to Exxaro’s Obligation to Perform:	Exxaro will not be required to provide a Service to the extent the performance of such Service (a) would require the Exxaro Group to violate any applicable Law, or (b) would result in the breach of any software license or other Contract with a Person not a member of the Exxaro Group, but only to the extent that such breach is a consequence of Parent’s failure to comply with an obligation to own or otherwise possess such software license, or to enter into such other Contract, that is expressly set forth in the Transition Services Agreement and is applicable to the Services to be provided by Exxaro or agreed by the Parties as necessary or desirable for Exxaro to be able to provide the Services. If Exxaro reasonably determines that it is unable to provide any Service in accordance with the terms hereof without violating applicable Law or breaching a software license or other Contract, it will immediately notify Parent, and the Parties will cooperate to determine the best alternative approach. Until such alternative approach is found or the problem is otherwise resolved to the Parties’ satisfaction, Exxaro will use commercially reasonable efforts to continue to provide such Service in such a way that does not violate applicable Law or constitute a breach. If Exxaro is unable to so modify its provision of such Service, Exxaro will be excused from continuing to provide it. If Exxaro is excused from providing a Service as set forth herein, then the amount payable to Exxaro for the Services will be reduced accordingly during the period in which Exxaro is not providing such Service.

Payment and Audit Rights:	In consideration of each Service provided, during the term of the Transition Services Agreement, Parent will pay to Exxaro, on a monthly basis, an amount equal to the Service Costs attributable to the Services actually provided during the prior month by the Exxaro Group during the prior month period in accordance with the terms of the agreement; provided, however, that if Parent has a bona fide dispute with the obligation to pay or the amount invoiced, then Parent will only be

4

obligated to pay the undisputed amount at such time and the Parties will cooperate to resolve the dispute. The definition of “Service Costs” will be mutually agreed by the Parties and set forth in the Transition Services Agreement. Upon a reduction in the Services to be provided to Parent by Exxaro, such payment amounts will be commensurately reduced to a level agreed by the Parties. Services provided by the Exxaro Group to Parent under the Transition Services Agreement will have priority over the Services provided under the Services Agreement, and Exxaro shall not separately invoice Parent under the Services Agreement, nor shall Parent owe any amounts hereunder, for any Services that may be characterized as Services under the Services Agreement.

With respect to a particular Service, Parent will have the right to audit the financial and other records of Exxaro or any member of the Exxaro Group (including all books and records related to the provision of such Service, the systems and undertakings (including testing protocols) used to provide such Service and the incurrence of any associated costs) for so long as such records are retained by the Exxaro Group under its record retention policies (which will in no event be less than 24 months from the date of provision of such Service).

If any Services are not provided by on or behalf of Exxaro in accordance with the Transition Services Agreement (or Exxaro is excused from providing any Services under the terms of the Transition Services Agreement), the fees associated with the affected Services will not be payable to Exxaro. Parent may obtain replacement services or resources for the affected Service from a third party for the duration of such delay or inability to perform, and Exxaro will reimburse Parent for the difference between the fees that would have been payable by Parent to Exxaro for such Services had Exxaro performed the same and the fees incurred by Parent for such substitute Services (provided Parent used commercially reasonable best efforts to obtain a substitute Service and the fees are commercially reasonable, in each case, taking into consideration the facts and circumstances under which Parent had to obtain such Services (e.g., short timing to obtain, and short duration for the provision of, such substitution Services)).

Financial Statements and Audits	The Parties will each make their respective management teams available to assist Parent and/or its Affiliate(s) from time to time to respond to requests related to the preparation, analysis and discussion of Parent’s and/or its Affiliate(s)’ financial statements (annual and interim as applicable). Such access and assistance will be treated and invoiced as a Service and will include, without limitation: (i) preparation of pro forma financial information, (ii) preparation of projections, (iii)

5

conforming of accounting policies, (iv) preparation of Parent’s and/or its Affiliate(s)’ SEC filings, (v) other periodic financial reporting and related analysis, (vi) issuance by Parent’s auditor’s of “comfort letters” pursuant to SAS 72, and (vii) responding to SEC comment letters. Access to the Parties’ respective management teams for the aforementioned purposes shall be on a timely basis in order to facilitate Parent’s and/or its Affiliate(s)’ periodic financial reporting and financing activities.

The Parties’ respective management teams will direct and assist Parent’s auditors to provide all necessary assistance to Parent and/or its Affiliate(s) and Parent’s and/or its Affiliate(s)’ auditors in relation to: (i) the preparation of pro forma financial information, (ii) analysis of financial reporting, (iii) responding to SEC comment letters, and (iv) transitioning of auditors (including access to working papers) and such other assistance as such auditor’s may require in connection with such and other related activities; provided that such assistance will be treated and invoiced as a Service.

Confidentiality:	The Transition Services Agreement will include customary confidentiality provisions, including, for example, that the Parties will keep confidential information provided to them in connection with any Service, except for information (i) provided to third parties which is authorized under the Transition Services Agreement or the disclosure of which typically occurs in the natural course of such third party’s duties, or (ii) disclosed in order to comply with applicable laws and subject to prompt notification of such disclosure.

Term and Termination:	The term will continue until the first anniversary of the Closing Date, unless otherwise extended by the Parties; provided that the term of any Service may be terminated by Parent upon a specified period of notice, and may be extended by mutual agreement of the Parties, all as set forth in the Transition Services Agreement; provided further, that if Exxaro has appointed or otherwise engaged any employee, agent or subcontractor solely for the purpose of rendering any of the Services to Parent, the termination provisions of the relevant agreements will prevail (provided that Parent was notified by Exxaro in advance of such termination provisions and prior to such employee, agent or subcontractor performing any Services).

Upon any expiration or other termination of the Transition Services Agreement, if requested by Parent (and at Parent’s cost unless such termination is due to an Exxaro breach), Exxaro will use, and will cause all members of the Exxaro Group to use, commercially reasonable efforts to assist Parent in connection with the transition of the provision of the Services by the Exxaro Group to the provision of Services by

6

Parent and/or Parent’s third-party contractors, taking into account the need to minimize the disruption to the conduct of Parent’s business.

Indemnification:	Exxaro will indemnify, defend and hold harmless Parent and each member of the Parent Group and their respective Affiliates, officers, directors, employees, stockholders, agents and representatives in respect of all Losses related to or arising from, (i) any breach by Exxaro or any member of the Exxaro Group of any representation, warranty, covenant or other obligation of the Transition Services Agreement; (ii) any violation of Law; (iii) any third party claim that the Services provided breach or infringe, misappropriate or otherwise conflict with any intellectual property rights of any Person (such claim, a “Third Party IP Claim”); (iv) any third party claim that the Services provided breach any license or other Contract (such claim, a “Third Party Contract Claim”) where any member of the Exxaro Group is a party to such license or other Contract; and (v) any Third Party Contract Claim where any member of the Parent Group is a party to such license or other Contract but only to the extent that a Loss is proximately caused by the gross negligence, willful misconduct or fraud of Exxaro; except in the case of items (ii)-(iv), to the extent a Loss is proximately caused by (A) the gross negligence, willful misconduct or fraud of Parent or (B) Parent’s failure to arrange for appropriate intellectual property licenses or consents under Contracts which it (or any member of its Group) is a party and with respect to which Parent knew, or reasonably should have known, that such licenses or consents would be required in order for Exxaro to perform any Service and had an obligation to obtain such licenses or consents under the Transition Services Agreement (provided that neither Exxaro nor any member of its Group provided any such Services if Exxaro or any member of its Group knew, or reasonably should have known, that any required license(s) or consent(s) were not yet obtained).

Parent will indemnify, defend and hold harmless Exxaro and each member of the Exxaro Group and their respective Affiliates, officers, directors, employees, stockholders, agents and representatives in respect of all Losses related to or arising from, (i) any breach by Parent or any member of the Parent Group of any representation, warranty, covenant or other obligation of the Transition Services Agreement; (ii) any violation of Law that is proximately caused by the gross negligence, willful misconduct or fraud of Parent; (iii) a Third Party IP Claim that is proximately caused by the gross negligence, willful misconduct or fraud of Parent or the failure of Parent to arrange for appropriate intellectual property licenses for which Parent knew, or reasonably should have known, that such licenses would be required in order for Exxaro to

7

perform the Services and had an obligation to obtain such licenses under the Transition Services Agreement (provided that neither Exxaro nor any member of its Group provided any such Services if Exxaro or any member of its Group knew, or reasonably should have known, that any required license(s) were not yet obtained); (iv) any Third Party Contract Claim where any member of the Parent Group is a party, except to the extent a Loss is proximately caused by the gross negligence, willful misconduct or fraud of Exxaro; and (v) any Third Party Contract Claim where any member of the Exxaro Group is a party but only to the extent that a Loss is proximately caused by the gross negligence, willful misconduct or fraud of Parent.

Governing Law:	The Transition Services Agreement and any dispute arising out of, or in connection with the Transition Services Agreement will be governed by, and construed in accordance with the laws of the Republic of South Africa.

8

Schedule A
Categories of Services
The following are certain of the categories of services and are examples of services to be mutually agreed upon by the Parties and set forth in the Transition Services Agreement:

Cross Functional Services	Employee on-boarding Employee off-boarding Contract to report Purchase to pay

Human Resources	Employee life cycle planning Query resolution Talent & Learning Employee Relations & Compliance

SHEC	Compliance Services (across Disciplines) Incident investigations & corrective actions On demand project services

Information Management	Business demand alignment Business Solution provision Workspace provision & support Enterprise Collaboration support Business Application support (including infrastructure)

Finance	Financial accounting Statutory reporting Legal and audit services

SCM	Project sourcing Commodity and contract management Health checks & process improvement

Technology	Professional consulting Project consulting Compliance & auditing Project execution services

Corp. Affairs	Editing, Brand Activation and E- Communication Regional Communication

Service Mgt.	Customer interaction centre Service delivery management Service level tracking & reporting Services governance

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EXHIBIT VI
Tronox Exchangeable Shares Term Sheet

Issuer	Tronox Incorporated, a Delaware corporation

No Fractional Shares	No fractional shares of the Exchangeable Shares will be issued. Each Tronox holder who would otherwise receive a fractional interest in an Exchangeable Share will receive cash in lieu thereof.

Holders	Any Tronox shareholder who, prior to the Closing Date, elects to receive Exchangeable Shares in lieu of Holdco Class A shares as merger consideration.

Dividend Rights	Each holder of Exchangeable Shares shall be entitled to receive its pro rata share of the economic equivalent of any dividends (whether cash or non-cash) paid by Tronox on its common shares held by Holdco, as determined by the board of directors of Tronox as to the type and amount of property to be paid on a Tronox common share.

Optional Exchange at the Request of Holder	At any time during the period ending 375 days following the date the Transaction is publicly announced, any holder of Exchangeable Shares may require Tronox to exchange any or all of such holder’s Exchangeable Shares for (x) Class A shares of Holdco at a one-to-one ratio, (y) provided that such person was a holder of Exchangeable Shares on the applicable dividend record date, on the payment date for any declared and unpaid dividends, an amount in cash equal to such dividends, and (z) $12.50 per share in cash.

In the event of a stock dividend, recapitalization or other transaction involving Holdco shares, an equitable and proportional adjustment shall be made to the exchange ratio of (and other consideration issuable in exchange for) the Exchangeable Shares by the Boards of Tronox and Holdco.

Any holder may revoke its exchange request at any time prior to the close of business one business day before the contemplated date of exchange.

Optional Redemption by Tronox	Beginning 400 days following the date on which the Transaction is publicly announced, Tronox may exchange all of the then outstanding Exchangeable Shares for (x) Class A shares of Holdco at a one-to-one ratio, (y) provided that such person was a holder of Exchangeable Shares on the applicable dividend record date, an amount in cash equal to declared and unpaid dividends, if any, on the Exchangeable Shares, and (z) $12.50 per share in cash.

In addition, at any time prior to the first anniversary when fewer than 5% of the number of Exchangeable Shares issued in connection with the Transaction are outstanding, the Board of Directors of HoldCo may elect to have Tronox redeem all of the then outstanding Exchangeable Shares.

Purchase for Cancellation	Subject to applicable law, Tronox may at any time and from time to time offer to purchase for cancellation all or any part of the outstanding Exchangeable Shares.

Voting Rights with respect to Tronox	The holders of Exchangeable Shares are entitled to receive notice of, attend or vote at any meeting of stockholders of Tronox on a pro rata basis with the common stock of Tronox as if the Exchanged Shares were common shares of Tronox.

Transfer Restrictions	The Exchangeable Shares will be non-transferable until December 31, 2012, after which they will become transferable.

Withholding Rights	Tronox will be entitled to deduct and withhold applicable taxes from any dividends or consideration otherwise payable to holders of Exchangeable Shares.

Liquidation Rights with respect to Tronox	In the event of the liquidation, dissolution or winding-up of Tronox or other distribution of the assets of Tronox for the purpose of liquidating its affairs, subject to applicable law, holders of Exchangeable Shares will receive, for each Exchangeable Share, their pro rata share of any proceeds from such liquidation, dissolution or winding up, as if such holders held common shares of Tronox.

Support Agreement	Holdco and Tronox will enter into an Exchangeable Share Support Agreement under which, among other things, Holdco will agree to support the obligations of Tronox with respect to the Exchangeable Shares; provided, however, that the holders of Exchangeable Shares shall have no rights against Holdco with respect to the Exchangeable Share Support Agreement.

EXHIBIT VII
Constitution of Tronox Limited
ACN 153 348 111
Blake Dawson
Level 26
181 William Street
Melbourne VIC 3000
Australia
T 61 3 9679 3000
F 61 3 9679 3111
Reference
MMCD KYL 03 2031 2954
©Blake Dawson 2011

Blake Dawson
Contents

1. PRELIMINARY	6

1.1 Replaceable rules	6
1.2 Definitions	6
1.3 Interpretation of this document	9

2. DIRECTORS	9

2.1 Number of Directors	9
2.2 Eligibility	10
2.3 Nominating Committee	10
2.4 Number of Class A and Class B Directors	10
2.5 Appointment by Directors	11
2.6 Election of directors	11
2.7 Election at general meeting	11
2.8 Retirement of Directors	14
2.9 Time of retirement	14
2.10 Cessation of Director’s appointment	14
2.11 Removal from office	14
2.12 Too few Directors	15

3. POWERS OF THE BOARD	15

3.1 Powers generally	15
3.2 Exercise of powers	15

4. EXECUTING NEGOTIABLE INSTRUMENTS	15

5. CHIEF EXECUTIVE OFFICER	16

5.1 Appointment and power of Chief Executive Officer	16
5.2 Retirement and removal of Chief Executive Officer	16
5.3 Termination of appointment of Chief Executive Officer	16

6. DELEGATION OF BOARD POWERS	16

6.1 Power to delegate	16
6.2 Power to revoke delegation	16
6.3 Terms of delegation	16
6.4 Committees	17
6.5 Audit committee	17

7. DIRECTORS’ DUTIES AND INTERESTS	17

7.1 Compliance with duties under the Act and general law	17
7.2 Director can hold other offices etc	17
7.3 Disclosure of interests	17
7.4 Director interested in a matter	17
7.5 Agreements with third parties	18
7.6 Obligation of secrecy	18

8. DIRECTORS’ REMUNERATION	18

8.1 Remuneration of Executive Directors	18
8.2 Remuneration of non-executive Directors	18
Constitution of Tronox Limited

Blake Dawson

8.3 Additional Remuneration for extra services	19
8.4 Expenses of Directors	19
8.5 Directors’ retirement benefits	19

9. OFFICERS’ INDEMNITY AND INSURANCE	19

9.1 Indemnity	19
9.2 Insurance	20
9.3 Former officers	20
9.4 Deeds	20

10. BOARD MEETINGS	20

10.1 Convening Board meetings	20
10.2 Notice of Board meeting	20
10.3 Use of technology	21
10.4 Chairing Board meetings	21
10.5 Quorum	21
10.6 Board approval	21
10.7 Procedural rules	22
10.8 Written resolution	23
10.9 Additional provisions concerning written resolutions	23
10.10 Valid proceedings	23

11. CONTROL AND SIGNIFICANT CORPORATE TRANSACTIONS	23

11.1 Member approval	23
11.2 Equal treatment reorganisations	24
11.3 Prohibited acquisitions	24
11.4 Action by the Board	25

12. PROPORTIONAL TAKEOVER APPROVAL	26

12.1 Special definitions	26
12.2 Limited life of rule	26
12.3 Restriction on registration of transfers	26
12.4 Approving Resolution	26
12.5 General meeting provisions apply	27
12.6 Notice of meeting outcome	27
12.7 Failure to propose resolution	27
12.8 Rejected resolution	27

13. MEETINGS OF MEMBERS	27

13.1 Action by meeting	27
13.2 Annual general meeting	28
13.3 Calling meetings of members	28
13.4 Notice of meeting	28
13.5 Short notice	28
13.6 Postponement or cancellation	28
13.7 Fresh notice	28
13.8 Notice to joint holders of shares	29
13.9 Location of meetings	29
13.10 Technology	29
13.11 Accidental omission	29
13.12 Class meetings	29
Constitution of Tronox Limited

Blake Dawson

14. PROCEEDINGS AT MEETINGS OF MEMBERS	29

14.1 Member present at meeting	29
14.2 Quorum	29
14.3 Quorum not present	29
14.4 Chairing meetings of members	30
14.5 Attendance at general meetings	30
14.6 Adjournment	30
14.7 Business at adjourned meetings	30

15. PROXIES, ATTORNEYS AND REPRESENTATIVES	30

15.1 Appointment of proxies	30
15.2 Member’s attorney	30
15.3 Deposit of proxy appointment forms, powers of attorney and proxy appointment authorities	31
15.4 Corporate representatives	31
15.5 Appointment for particular meeting, standing appointment and revocation	31
15.6 Position of proxy or attorney if member present	31
15.7 Priority of conflicting appointments of attorney or representative	31
15.8 More than two current proxy appointments	32
15.9 Continuing authority	32
15.10 Irrevocable proxy	32

16. ENTITLEMENT TO VOTE	32

16.1 Number of votes	32
16.2 Casting vote of chairman	33
16.3 Votes of joint holders	33
16.4 Votes of transmittees and guardians	33
16.5 Voting restrictions	33
16.6 Decision on right to vote	33

17. HOW VOTING IS CARRIED OUT	33

17.1 Method of voting	33
17.2 Demand for a poll	34
17.3 When and how polls must be taken	34

18. SECRETARY	34

18.1 Appointment of Secretary	34
18.2 Terms and conditions of office	34
18.3 Cessation of Secretary’s appointment	34
18.4 Removal from office	35

19. MINUTES	35

19.1 Minutes must be kept	35
19.2 Minutes as evidence	35
19.3 Inspection of minute books	35

20.COMPANY SEALS	35

20.1 Common seal	35
20.2 Use of seals	35
20.3 Fixing seals to documents	35
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Blake Dawson

21. FINANCIAL REPORTS AND AUDIT	36

21.1 Company must keep financial records	36
21.2 Financial reporting	36
21.3 Financial year end	36
21.4 Audit	36
21.5 Conclusive reports	36
21.6 Inspection of financial records and books	36

22. SHARES	36

22.1 Class A Shares and Class B Shares	36
22.2 Issue at discretion of Board	36
22.3 Preference and redeemable preference shares	37
22.4 Brokerage and commissions	37
22.5 Surrender of shares	37

23. CERTIFICATES	37

23.1 Certificated shares	37
23.2 Multiple certificates and joint holders	37
23.3 Lost and worn out certificates	38

24. REGISTER	38

24.1 Joint holders	38
24.2 Non-beneficial holders	38

25. COMPANY LIENS	38

25.1 Existence of liens	38
25.2 Sale under lien	38
25.3 Indemnity for payments required to be made by the Company	39

26. DIVIDENDS	39

26.1 Accumulation of reserves	39
26.2 Payment of dividends	39
26.3 Amount of dividend	40
26.4 Dividends in kind	40
26.5 Payment of dividend by way of securities in another entity or corporation	40
26.6 Method of payment	40
26.7 Joint holders’ receipt	41
26.8 Retention of dividends by Company	41
26.9 No interest on dividends	41

27. SHARE PLANS	41

27.1 Implementing share plans	41
27.2 Board obligations and discretions	42

28. TRANSFER OF SHARES	42

28.1 Modes of transfer	42
28.2 Market obligations	42
28.3 Delivery of transfer and certificate	42
28.4 Refusal to register transfer	42
28.5 Transferor remains holder until transfer registered	43
28.6 Powers of attorney	43
Constitution of Tronox Limited

Blake Dawson

29. TRANSFER AND CONVERSION OF CLASS B SHARES	43

29.1 Special definitions	43
29.2 Conversion of Class B Shares	43
29.3 Powers of Board	44
29.4 Transfer procedure for Class B Shares	44

30. CONVERSION OF CLASS A SHARES	44

31. TRANSMISSION OF SHARES	45

31.1 Death of joint holder	45
31.2 Death of single holder	45
31.3 Transmission of shares on insolvency or mental incapacity	45
31.4 Refusal to register holder	45

32. SMALL SHARE PARCELS	45

32.1 Board power of sale	45
32.2 Notice of proposed sale	46
32.3 Terms of sale	46
32.4 Share transfers	46
32.5 Application of proceeds	46
32.6 Protections for transferee	46

33. ALTERATION OF SHARE CAPITAL	46

33.1 Capitalisation of profits	46
33.2 Adjustment of capitalised amounts	47
33.3 Conversion of shares	47
33.4 Adjustments on conversion	47
33.5 Reduction of capital	47
33.6 Payments in kind	47
33.7 Payment in kind by way of securities in another corporation	48
33.8 Variation of rights	48

34. WINDING UP	48

34.1 Entitlement of members	48
34.2 Distribution of assets generally	49
34.3 No distribution of liabilities	49
34.4 Distribution not in accordance with legal rights	49

35. NOTICES	49

35.1 Notices by Company	49
35.2 Overseas members	49
35.3 When notice is given	49
35.4 Business days	50
35.5 Waiver of notice	50
35.6 Notice to joint holders	50
35.7 Counting days	50
35.8 Notices to “lost” members	50

36. UNCLAIMED MONEY	51

37. AMENDMENT TO CONSTITUTION	51

SCHEDULE — TERMS OF ISSUE OF PREFERENCE SHARES	52
Constitution of Tronox Limited

Constitution of Tronox Limited
Tronox Limited

ACN 153 348 111
1.	PRELIMINARY

1.1	Replaceable rules

The replaceable rules referred to in section 141 do not apply to the Company and are replaced by the rules set out in this document.

1.2	Definitions

The following definitions apply in this document.

Act means the Corporations Act 2001 (Cth).

Affiliate has the meaning given as at [specify date of Constitution] under the rules and regulations promulgated by the Securities and Exchange Commission under the Securities Act of 1933 (US), as amended.

Approved Fees for a Director (other than an Executive Director) means fees, salary, bonuses, fringe benefits and superannuation contributions provided by the Company, but does not include:
(a)	a payment made as compensation for loss of office or in connection with retirement from office (which includes resignation from office and death while in office);

(b)	an insurance premium paid by the Company or indemnity under rule 9; or

(c)	any issue or acquisition of securities.
Beneficial Ownership has the meaning given to the term “beneficial ownership” in Rule 13d-3 under the Exchange Act without regard to the sixty day requirement in Rule 13d-3(d)(1)(i) and, in addition, the term “Beneficial Ownership” will also include any Voting Shares for which a disclosure obligation exists for the Voting Shares pursuant to Section 13d(1)(E) of the Exchange Act in respect of any derivative transaction or derivative securities and Beneficial Owner will have a corresponding meaning.
business day means a day that is not a Saturday, Sunday or a public holiday in New York City, United States, Pretoria, South Africa or Perth, Australia.
Board means the Directors acting collectively under this document.
Chief Executive Officer means a Chief Executive Officer appointed under rule 5.1.
Class A Director means a director appointed or elected under rule 2.5(b) or 2.6.
Class A Share means a share in the Company issued with all of the rights attaching to and provided for a “Class A Share” in this document.
Class B Director means a director appointed or elected under rule 2.5(a) or 2.6.
Class B Share means a share in the Company issued with all of the rights attaching to and provided for a “Class B Share” in this document.
Class B Voting Interest means the quotient, expressed as a percentage, obtained by dividing the aggregate number of issued Class B Shares by the aggregate number of

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issued Class A Shares, Unissued Share Merger Consideration, Class B Shares and Exchangeable Shares.
Closing means the closing of the transactions contemplated by the Transaction Agreement (as that term is defined in the Shareholders Deed).
Company means the company named at the beginning of this document whatever its name is for the time being.
Conforming Nomination has the meaning given in rule 2.7(c).
Controlled Affiliate, with respect to a holder of Class B Shares, means any person that, directly or indirectly through one or more intermediaries, is controlled by that shareholder, and the shareholder shall be deemed to control another person if the shareholder possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other person, whether through the ownership of voting securities, by contract or otherwise.
Director means a person who is, for the time being, a director of the Company.
Effective Time means the effective time of the merger of Concordia Acquisition Corporation with and into Tronox Incorporated in accordance with the Delaware General Corporation Law.
Exchangeable Share means an exchangeable share of Tronox Incorporated, a Delaware Corporation, par value $US0.01 which will be exchangeable in accordance with its terms for a Class A Share.
Exchange Act means the United States Securities Exchange Act of 1934, as amended.
Executive Director means a Director who is an employee of the Company or a subsidiary or acts in an executive capacity for the Company or a subsidiary under a contract for services and includes a Chief Executive Officer.
Interest Rate means, in respect of each rule in which that term is used:
(a)	the rate for the time being prescribed by the Board in respect of that rule; or

(b)	if no rate is prescribed, 15% each year.
member means a person whose name is entered in the Register as the holder of a share.
Merger Consideration means the consideration payable to the shareholders of Tronox Incorporated following the merger of Concordia Acquisition Corporation with and into Tronox Incorporated in accordance with the Delaware General Corporation Law, including Class A Shares.
Nominating Committee means a nominating and corporate governance committee of the Board consisting only of Class A Directors who are Non-affiliated Directors.
Non-affiliated Director means a Director who is (a) not a Class B Director, (b) not an Executive Director, (c) not and, within three years of any reference date, has not been an employee, consultant or agent (in either case under a material engagement) or greater than 10% shareholder of the Company or any Affiliate of the Company, (d) not a relative or family member of any person described in (a), (b) or (c), and (e) at the time of determination thereof, deemed to be independent by the Board within the meaning of the applicable rules and regulations of any stock exchange on which the Voting Shares are then listed.
ordinary resolution means a resolution passed at a meeting of members by a majority of the votes cast by members entitled to vote on the resolution.

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Plurality means a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the relevant matter, within the meaning of DEL CODE ANN tit 8 s 216(3).
Public Disclosure means a disclosure made in a press release reported by the Dow Jones News Service, The Associated Press or a comparable United States based national news service or in a document publicly filed by the Company with the United States Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.
Register means the register of members kept as required by sections 168 and 169.
Shareholders Deed means the deed between, amongst others, the Company, the Additional Shareholder, Exxaro Resources Limited and [Exxaro Subsidiary] dated [insert] (as amended, novated or restated from time to time).
Secretary means, during the term of that appointment, a person appointed as a secretary of the Company in accordance with this document.
Section 13(d) Group means any person acting together with its Affiliates and any members of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, of which it is a part, either through a formal agreement or an informal arrangement.
Small Parcel means a holding of 100 Voting Shares or less, to be adjusted as the Board considers appropriate in the event of a consolidation or subdivision of Voting Shares or issue of bonus Voting Shares or other change to capital structure of the Company.
Special Committee means a committee of the Board consisting only of Non-affiliated Directors, whose members are determined in the discretion of the Board, formed to address issues and matters relating to any transaction or matter between the holders of Class B Shares or any Affiliate of a holder of Class B Shares, on the one hand, and the Company or any Affiliate of the Company, on the other, including under this document, any takeover, scheme of arrangement or other change of control transaction proposed by a holder of Class B Shares, or any Affiliate of a holder of Class B Shares, in relation to the Company, and under any agreement or arrangement relating to the business and affairs of holders of Class B Shares or any Affiliate of a holder of Class B Shares on the one hand, and the Company or an Affiliate on the other hand.
Special Resolution means a resolution of which notice as set out in section 249L(1)(c) has been given and that has been passed by at least 75% of the votes cast by members entitled to vote on the resolution.
Unissued Share Merger Consideration means Class A Shares required to be issued as consideration for the merger of Concordia Acquisition Corporation with and into Tronox Incorporated (excluding any Class A Shares required to be issued on conversion of Exchangeable Shares), but which have not been allotted and issued.
Voting Member in relation to a general meeting, or meeting of a class of members, means a member who has the right to be present and to vote on at least one item of business to be considered at the meeting.
Voting Power shall have the meaning specified in section 610 of the Corporations Act, except that any relevant interest or association arising by virtue of rights set out in this document is to be disregarded.
Voting Share means a Class A Share or a Class B Share and Voting Shares means Class A Shares and Class B Shares.

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1.3	Interpretation of this document
Headings and marginal notes are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.
(a)	A reference to:
(i)	legislation (including subordinate legislation) is to that legislation as amended, modified in relation to the Company, re-enacted or replaced, and includes any subordinate legislation issued under it;
(ii)	a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;
(iii)	a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and
(iv)	anything (including a right, obligation or concept) includes each part of it.
(b)	A singular word includes the plural, and vice versa.
(c)	A word which suggests one gender includes the other genders.
(d)	If a word is defined, another part of speech has a corresponding meaning.
(e)	If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.
(f)	A reference to US$ is to United States dollars.
(g)	The word agreement includes an undertaking or other binding arrangement or understanding, whether or not in writing.
(h)	A power to do something includes a power, exercisable in the like circumstances, to revoke or undo it.
(i)	A reference to a power is also a reference to authority or discretion.
(j)	A reference to something being written or in writing includes that thing being represented or reproduced in any mode in a visible form.
(k)	A word (other than a word defined in rule 1.2) which is defined by the Act has the same meaning in this document where it relates to the same matters as the matters for which it is defined in the Act.
(l)	A reference to a Chapter, Part, Division, or section is a reference to a Chapter, Part, Division or section of the Act unless another statute is specified.
2.	DIRECTORS
2.1	Number of Directors
(a)	Subject to rule 2.1(b), the Board may decide the number of Directors but that number must be at least three.
(b)	For so long as the Class B Voting Interest is at least ten percent, the number of Directors must be nine.

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2.2	Eligibility
(a)	A Director need not be a member.
(b)	Neither the auditor of the Company for the time being nor any partner, director or employee of the auditor is eligible to act as a Director.
(c)	Subject to rules 2.3(b) and 2.7, a person cannot be appointed, elected or re-elected as a director unless the Nominating Committee has first nominated or approved such appointment, election or re-election.
(d)	A person cannot be appointed, elected or re-elected as:
(i)	a Class A Director unless, for so long as the Class B Voting Interest is:
(A)	at least ten percent, they or another Class A Director is ordinarily resident in Australia;
(B)	less than ten percent, they and another Class A Director are ordinarily resident in Australia or two other Class A Directors are ordinarily resident in Australia; or
(ii)	a Class B Director unless they or another Class B Director are ordinarily resident in Australia.
2.3	Nominating Committee
(a)	In determining whether to nominate or approve a person to be a director, the Nominating Committee must take into account relevant legal and stock exchange listing requirements and any reasonable and customary corporate governance standards adopted by the Company regarding service as a director of the Company.
(b)	Subject to rules 2.2(d), 2.3(a) and 2.4(a), the Nominating Committee shall nominate for appointment as a director the persons identified in a written nomination signed by the holders of a majority of the Class B Shares to be Class B Directors.
2.4	Number of Class A and Class B Directors
(a)	For so long as the Class B Voting Interest is at least ten percent, holders of Class A Shares shall be entitled to vote separately as a class to elect a number of Class A Directors to the Board, and holders of Class B Shares shall be entitled to vote separately as a class to elect a number of Class B Directors to the Board, in each case as set forth below:
(i)	if the Class B Voting Interest is at or above thirty percent, the Board shall consist of six Class A Directors and three Class B Directors;
(ii)	if the Class B Voting Interest is below thirty percent but at or above twenty percent, the Board shall consist of seven Class A Directors and two Class B Directors;
(iii)	if the Class B Voting Interest is below twenty percent but at or above ten percent, the Board shall consist of eight Class A Directors and one Class B Director; and
(iv)	if the Class B Voting Interest is less than ten percent, the Board shall consist of Class A Directors only.
(b)	When the number of Class B Directors is reduced:

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(i)	as a result of the Class B Voting Interest being below a designated threshold in rule 2.4(a)(i) to (iii) on the day that is 120 days prior to the Company’s annual general meeting; or
(ii)	as a result of the Class B Voting Interest falling below ten percent at any time,
(each a Class B Triggering Event), then the number of Class B Directors shall be reduced accordingly and the number of Class B Directors necessary to achieve such reduction shall resign from the Board (such resigning Class B Director(s) to be selected by the holders of a majority of the Class B Shares within ten (10) days after the occurrence of the Class B Triggering Event).
(c)	If the number of Class B Directors has not reduced in accordance with rule 2.4(b) by the tenth day after the date on which the Class B Triggering Event occurs, the number of Class B Directors shall be reduced automatically to the number set forth in rule 2.4(a), with the Class B Director(s) whose last name(s) is alphabetically closest to the letters “ZZZZ” being designated the person(s) no longer eligible to serve on the Board and who automatically ceases to be a Director pursuant to rule 2.10(e). Such cessation does not prevent the person being eligible for election or appointment as a director in the future.
2.5	Appointment by Directors
Subject to this document, a person may be appointed a Director as follows at any time (except during a general meeting):
(a)	if the number of Class B Directors is less than the number of Class B Directors required by rule 2.4(a), Class B Directors may, by the affirmative vote of a majority of the remaining Class B Directors then in office, even if less than a quorum of the Board, appoint a person to be a Class B Director;
(b)	if the number of Class A Directors is less than the number of Class A Directors required by rule 2.4(a), Class A Directors may, by the affirmative vote of a majority of the remaining Class A Directors then in office, even if less than a quorum of the Board, appoint a person to be a Class A Director; and
(c)	if the Class B Voting Interest is less than ten percent and the number of Directors for the time being fixed under rule 2.1 will not be exceeded, the Board may, by the affirmative vote of a majority of the remaining Class A Directors then in office, even if less than a quorum of the Board, appoint a person to be a Director.
2.6	Election of directors
The Company must:
(a)	elect Class A Directors by a Plurality of the votes of the Class A Shares present in person or represented by proxy at the meeting and entitled to vote; and
(b)	for so long as the Class B Voting Interest is at least ten percent, elect Class B Directors by a Plurality of the votes of the Class B Shares present in person or represented by proxy at the meeting and entitled to vote, and may do so subject to this document, section 201E and to the number of Directors for the time being fixed under rule 2.1 not being exceeded.
2.7	Election at general meeting
(a)	A person can only be validly elected as a Director by the Company in general meeting at the annual general meeting of the Company.

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(b)	The Company in general meeting cannot validly elect a person as a Director unless:
(i)	the person is nominated by the Nominating Committee in accordance with rules 2.2 and 2.3; or
(ii)	a Conforming Nomination is:
(A)	given to the Company by proposing member(s) who hold or Beneficially Own 5% of the Voting Shares of the Company and have held such Voting Shares since [insert Closing date for transaction] or for at least three years; and
(B)	received by the Company not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day in advance of the anniversary of the previous year’s annual meeting; provided, however, that in the event that such annual meeting is to be held on a day which is more than 30 days preceding the anniversary of the previous year’s annual meeting or more than 70 days after the anniversary of the previous year’s annual meeting, a Conforming Nomination must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the date on which Public Disclosure of the date of such annual meeting is first made by the Company.
In no event shall the adjournment or postponement of a meeting commence a new notice time period (or extend any notice time period) for the giving of a Conforming Nomination as described above.
(c)	For the purposes of this rule, a Conforming Nomination must include each of the following:
(i)	a nomination of the person (nominee) by a member (other than the nominee) setting out:
(A)	the name, age, business address and residential address of the nominee;
(B)	the principal occupation or employment of the nominee;
(C)	the number of shares in the Company which are held by and Beneficially Owned by the nominee (if any); and
(D)	such other information concerning the nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed, under the rules of the United States Securities and Exchange Commission, regardless of whether the Company is subject to such rules or not;
(ii)	in respect of the member and the Beneficial Owner, if any, proposing the nominee, a statement containing:
(A)	the name and address of the member as it appears on the Register, and of the Beneficial Owner of the relevant shares, if any, on whose behalf the nomination is being made;

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(B)	the class and number of shares in the Company which are held by the member (including any shares Beneficially Owned) and by the Beneficial Owner of the relevant shares, if any, on whose behalf the nomination is being made, as at the date of the Conforming Nomination;
(C)	a representation by the member that it will notify the Company in writing of the class and number of shares held by it (including any shares Beneficial Owned) as of the record date for the meeting promptly following the record date;
(D)	the identity of any control person and any information that would be required in Items 2, 3 and 4 of Schedule 13D of the Exchange Act, regardless of whether such Schedule 13D is required to be filed with the United States Securities and Exchange Commission or not;
(E)	a description of any agreement, arrangement or understanding with respect to such nomination between or among the proposing member and any Affiliate of the member, and any others (including their names) acting in concert with any of the foregoing, including the nominee, and a representation that the proposing member will notify the Company in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed;
(F)	a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Conforming Nomination by, or on behalf of, the proposing member or any Affiliate of the member, whether or not such instrument or right shall be subject to settlement in underlying shares of the Company, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the proposing member or any Affiliate of this member with respect to shares of the Company, and a representation that the proposing member will notify the Company in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed;
(G)	a representation that the proposing member is a registered holder of shares of the Company entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to support the nomination of the nominee as a director;
(H)	a representation whether the proposing member or the Beneficial Owner, if any, intends or is part of a group which intends:
(I)	to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s issued shares required to approve the nomination; and/or
(II)	otherwise to solicit proxies from members in support of the nomination;

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(I)	any other information relating to such proposing member and Beneficial Owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, whether or not the Company is subject to such rules; and
(iii)	a consent to act as a Director and to be named in the notice of meeting signed by the nominee.
2.8	Retirement of Directors
(a)	Each Director must retire from office at each annual general meeting.
(b)	Rule 2.8(a) does not apply to a Chief Executive Officer.
(c)	A Director who retires under this rule 2.8 is, subject to rule 2.2, eligible for re-election.
2.9	Time of retirement
A Director’s retirement under rule 2.8 takes effect at the end of the relevant annual general meeting unless the Director is re-elected at that meeting.
2.10	Cessation of Director’s appointment
A person automatically ceases to be a Director if the person:
(a)	is not permitted by the Act (or an order made under the Act) to be a director;
(b)	becomes disqualified from managing corporations under Part 2D.6 and is not given permission or leave to manage the Company under section 206F or 206G;
(c)	resigns by notice in writing to the Company;
(d)	is removed from office under rule 2.11;
(e)	ceases to be eligible to act as a Director under rule 2.2 or rule 2.4(c); or
(f)	is a Chief Executive Officer and ceases to hold that office.
2.11	Removal from office
(a)	Subject to section 203D:
(i)	a Class A Director may be removed only for cause and only by a resolution passed by a majority of the votes attached to all issued Class A Shares at a separate meeting of the holders of Class A Shares; and
(ii)	a Class B Director may be removed, with or without cause, only by a resolution passed by a majority of the votes attached to all issued Class B Shares at a separate meeting of the holders of Class B Shares, or the consent (delivered in writing to the Company) of the holders of a majority of all such issued Class B Shares.
(b)	A resolution to remove a Class A Director pursuant to section 203D does not take effect until a replacement Class A Director has been appointed by a resolution passed by a majority of the votes attached to all issued Class A Shares at a separate meeting of the holders of Class A Shares.

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(c)	A resolution to remove a Class B Director pursuant to section 203D does not take effect until a replacement Class B Director has been appointed by a resolution passed by a majority of the votes attached to all issued Class B Shares at a separate meeting of the holders of Class B Shares.
(d)	On a resolution to remove a Class A Director pursuant to section 203D or otherwise, Class B Shares carry no votes.
(e)	On a resolution to remove a Class B Director pursuant to section 203D or otherwise, Class A Shares carry no votes.
2.12	Too few Directors
If the number of Directors is reduced below the minimum required by rule 2.1, the continuing Directors may act as the Board only:
(a)	to appoint Directors up to that minimum number;
(b)	to convene a meeting of members; and
(c)	in emergencies.
3.	POWERS OF THE BOARD
3.1	Powers generally
Except as otherwise required by the Act, any other applicable law or this document,
(a)	the business and affairs of the Company shall be managed by or under the direction of the Board; and
(b)	the Board:
(i)	may appoint officers of the Company and specify their powers and duties; and
(ii)	may exercise every right, power or capacity of the Company to the exclusion of the Company in general meeting and the members.
3.2	Exercise of powers
A power of the Board can be exercised only:
(a)	by resolution passed at a meeting of the Board or otherwise in accordance with rule 10; or
(b)	in accordance with a delegation of the power under rule 5 or 6.
4.	EXECUTING NEGOTIABLE INSTRUMENTS
Negotiable instruments can be executed, accepted or endorsed for and on behalf of the Company by being signed by two Directors or a Director and Secretary or in such other manner (including the use of facsimile signatures if thought appropriate) as the Board may decide.

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5.	CHIEF EXECUTIVE OFFICER
5.1	Appointment and power of Chief Executive Officer
The Board may appoint one or more persons to be a Chief Executive Officer either for a specified term (but not for life) or without specifying a term. Subject to this document, a Chief Executive Officer has all the duties, and can exercise all the powers and rights, of a Director.
The Board may delegate any of the powers of the Board to a Chief Executive Officer:
(a)	on the terms and subject to any restrictions the Board decides; and
(b)	so as to be concurrent with, or to the exclusion of, the powers of the Board, and may revoke the delegation at any time.

This rule does not limit rule 6.

5.2	Retirement and removal of Chief Executive Officer

A Chief Executive Officer is not required to retire under rule 2.8 but (subject to any contract between the Company and that Chief Executive Officer) is otherwise subject to the same rules regarding resignation, removal and retirement from office as the other Directors.
5.3	Termination of appointment of Chief Executive Officer
The appointment of a Chief Executive Officer terminates if:
(a)	the Chief Executive Officer ceases for any reason to be a Director; or
(b)	the Board removes the Chief Executive Officer from the office of Chief Executive Officer (which, without affecting the rights of the Chief Executive Officer under any contract between the Company and the Chief Executive Officer, the Board has power to do), whether or not the appointment was expressed to be for a specified term.
6.	DELEGATION OF BOARD POWERS
6.1	Power to delegate
The Board may delegate any of its powers as permitted by section 198D.

6.2	Power to revoke delegation
The Board may revoke a delegation previously made whether or not the delegation is expressed to be for a specified period.
6.3	Terms of delegation
A delegation of powers under rule 6.1 may be made:
(a)	for a specified period or without specifying a period; and
(b)	on the terms (including power to further delegate) and subject to any restrictions the Board decides.
A document of delegation may contain the provisions for the protection and convenience of those who deal with the delegate that the Board thinks appropriate.

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6.4	Committees
(a)	The membership of any committee of the Board other than the Nominating Committee and the Special Committee must include the number of Class B Directors proportional to their representation on the Board rounded down to the larger of the nearest whole number and one.
(b)	Subject to the terms on which a power of the Board is delegated to a committee, the meetings and proceedings of committees are, to the greatest extent practical, governed by the rules of this document which regulate the meetings and proceedings of the Board. Unless otherwise provided by the Board, a majority of any committee (or the member thereof, if only one) shall constitute a quorum.
6.5	Audit committee

The Board shall establish and, for so long as the Company is required to report under the Exchange Act, maintain an audit committee, which shall:
(a)	comprise three Directors, all of whom shall satisfy the requirements of Rule 10A-3 under the Exchange Act, as amended, and the rules and regulations thereunder as in effect from time to time (Rule 10A-3); and
(b)	have the authority required by Rule 10A-3, including responsibility for the appointment, compensation, retention and oversight of the auditor of the Company, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors.
7.	DIRECTORS’ DUTIES AND INTERESTS
7.1	Compliance with duties under the Act and general law

Each Director must comply with his or her duties under the Act and under the general law.

7.2	Director can hold other offices etc
A Director may:
(a)	hold any office or place of profit or employment other than that of the Company’s auditor or any director or employee of the auditor;
(b)	be a member of any corporation (including the Company) or partnership other than the Company’s auditor;
(c)	be a creditor of any corporation (including the Company) or partnership; or
(d)	enter into any agreement with the Company.
7.3	Disclosure of interests
Each Director must comply with the general law in respect of disclosure of conflicts of interest or duty and with section 191 in respect of disclosure of material personal interests.
7.4	Director interested in a matter
Each Director must comply with section 195 in relation to being present, and voting, at a Board meeting that considers a matter in which the Director has a material personal interest. Subject to section 195:
(a)	a Director may be counted in a quorum at a Board meeting that considers, and may vote on, any matter in relation to which that Director has a conflict of interest or duty;

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(b)	the Company may proceed with any transaction in relation to which a Director has an interest or conflict of duty and the Director may participate in the execution of any relevant document by or on behalf of the Company;
(c)	the Director may retain any benefits accruing to the Director under the transaction; and
(d)	the Company cannot avoid the transaction merely because of the existence of the Director’s interest or conflict of duty.
If the interest is required to be disclosed under section 191, paragraph (c) applies only if it is disclosed before the transaction is entered into.
7.5	Agreements with third parties
The Company cannot avoid an agreement with a third party merely because a Director:
(a)	fails to make a disclosure of a conflict of interest or duty; or
(b)	is present at, or counted in the quorum for, a Board meeting that considers or votes on that agreement.
7.6	Obligation of secrecy
Every Director and Secretary must keep the transactions and affairs of the Company and the state of its financial reports confidential unless required or authorised to disclose them:
(a)	in the course of duties as an officer of the Company;
(b)	by the Board or the Company in general meeting; or
(c)	by law.
The Company may require a Director, Secretary, auditor, trustee, committee member or other person engaged by it to sign a confidentiality undertaking consistent with this rule. A Director or Secretary must do so if required by the Company.
8.	DIRECTORS’ REMUNERATION
8.1	Remuneration of Executive Directors
Subject to any contract with the Company, the Board may fix the remuneration of each Executive Director. That remuneration may consist of salary, bonuses, commission on profits or dividends, participation in profits or any other elements.
8.2	Remuneration of non-executive Directors
The Directors (other than the Executive Directors) are entitled to be paid, out of the funds of the Company, an amount of Approved Fees which:
(a)	does not in any year exceed in aggregate US$600,000 multiplied by the number of non-executive Directors, or any greater amount fixed by ordinary resolution;
(b)	is allocated among them:
(i)	on an equal basis having regard to the proportion of the relevant year for which each Director held office; or
(ii)	as otherwise decided by the Board; and

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(c)	is provided in the manner the Board decides, which may include provision of non-cash benefits.
If the Board decides to include non-cash benefits in the Approved Fees of a Director, the Board must also decide the manner in which the value of those benefits is to be calculated for the purposes of this rule.
8.3	Additional Remuneration for extra services
If a Director, at the request of the Board and for the purposes of the Company, performs extra services or makes special exertions (including service on committees and going or living away from the Director’s usual residential address), the Company may pay that Director a fixed sum set by the Board for doing so. Remuneration under this rule may be either in addition to or in substitution for any remuneration to which that Director is entitled under rule 8.1 or 8.2.
8.4	Expenses of Directors
The Company must pay a Director (in addition to any remuneration) all reasonable expenses (including travelling and accommodation expenses) incurred by the Director:
(a)	in attending meetings of the Company, the Board, or a committee of the Board;
(b)	on the business of the Company; or
(c)	in carrying out duties as a Director.
8.5	Directors’ retirement benefits
Subject to Division 2 of Part 2D.2, the Company may:
(a)	agree with a Director or person about to become a Director that, when or after the person dies or otherwise ceases to be a Director, the Company will pay a pension or lump sum benefit to:
(i)	that person; or
(ii)	after that person’s death, any of the surviving spouse, dependants or legal personal representatives of that person; or
(b)	pay such a pension or lump sum benefit whether or not the Company has agreed to do so.
9.	OFFICERS’ INDEMNITY AND INSURANCE
9.1	Indemnity
Subject to and so far as permitted by the Act, the Competition and Consumer Act 2010 (Cth) and any other applicable law:
(a)	the Company must indemnify every officer of the Company and its related bodies corporate and may indemnify its auditor against a Liability incurred as such an officer or auditor to a person (other than the Company or a related body corporate) including a Liability incurred as a result of appointment or nomination by the Company or subsidiary as a trustee or as an officer of another corporation, unless the Liability arises out of conduct involving a lack of good faith; and
(b)	the Company may make a payment (whether by way of advance, loan or otherwise) in respect of legal costs incurred by an officer or employee or auditor in defending an action for a Liability incurred as such an officer, employee or auditor

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or in resisting or responding to actions taken by a government agency or a liquidator.
In this rule, Liability means a liability of any kind (whether actual or contingent and whether fixed or unascertained) and includes costs, damages and expenses, including costs and expenses incurred in connection with any investigation or inquiry by a government agency or a liquidator.
9.2	Insurance
Subject to the Act and any other applicable law, the Company may enter into, and pay premiums on, a contract of insurance in respect of any person.
9.3	Former officers
The indemnity in favour of officers under rule 9.1 is a continuing indemnity. It applies in respect of all acts done by a person while an officer of the Company or one of its wholly owned subsidiaries even though the person is not an officer at the time the claim is made.
9.4	Deeds
Subject to the Act, the Competition and Consumer Act 2010 (Cth) and any other applicable law, the Company may, without limiting a person’s rights under this rule 9, enter into an agreement with a person who is or has been an officer of the Company or any of the Company’s subsidiaries, to give effect to the rights of the person under this rule 9 on any terms and conditions that the Board thinks fit.
10.	BOARD MEETINGS
10.1	Convening Board meetings
A Director or the Chief Executive Officer may at any time, and a Secretary must on request from a Director, convene a Board meeting.
10.2	Notice of Board meeting
(a)	The convenor of each Board meeting must give at least five business days written notice of the meeting (and, if it is adjourned, give reasonable notice of its resumption) individually to each Director who does not waive that requirement in accordance with rule 35.5.
(b)	Such notice shall be deemed adequately delivered:
(i)	when personally delivered to the Director;
(ii)	when sent by confirmed facsimile to the Director at a number previously identified by the Director and currently on record with the Company;
(iii)	when sent by email or electronic message to the Director at an email address or other electronic address (if any) previously identified by the Director and currently on record with the Company;
(iv)	three Business Days after deposit in the mail in the same country as the address previously identified by the Director and currently on record with the Company, postage prepaid, by certified or registered mail, return receipt requested (by international express post, if the address is in another country), and addressed to the Director; or
(v)	one Business Day after deposit with a national overnight delivery service in the same country as the address previously identified by the Director and

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currently on record with the Company, postage prepaid, and addressed to the Director.
10.3	Use of technology
A Board meeting may be held using any means of audio or audio-visual communication by which each Director participating can hear and be heard by each other Director participating or in any other way permitted by section 248D. A Board meeting held solely or partly by technology is treated as held at the place at which the greatest number of the Directors present at the meeting is located or, if an equal number of Directors is located in each of two or more places, at the place where the chairman of the meeting is located.
10.4	Chairing Board meetings
The Board may elect a Director to chair its meetings and decide the period for which that Director holds that office. If there is no chairman of Directors or the chairman is not present within 15 minutes after the time for which a Board meeting is called or is unwilling to act, the Directors present must elect a Director present to chair the meeting.
10.5	Quorum
(a)	Subject to paragraph (b):
(i)	unless the Board determines otherwise, the quorum for a Board meeting is a majority of the Directors; and
(ii)	if a quorum is not present at any meeting of the Board, the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.
(b)	For so long as the Class B Voting Interest is at least ten percent,
(i)	the quorum for a Board meeting is six Directors (of whom at least one must be a Class B Director) and a quorum must be present for the whole meeting. A Director is treated as present at a meeting held by audio or audio-visual communication if the Director is able to hear and be heard by all others attending. If a meeting is held in another way permitted by section 248D, the Board must resolve the basis on which Directors are treated as present; and
(ii)	if a Board meeting is adjourned because no Class B Director attends, and a quorum is not achieved at the second consecutive attempt to convene the Board meeting due to the failure of any Class B Director to attend, then the requirement for a Class B Director to constitute a quorum shall not apply with respect to such meeting only, and such meeting shall be deemed a quorate meeting, provided that each Director receives at least five business days written notice of the adjourned Board meeting in accordance with rule 10.2 or waives that requirement in accordance with rule 35.5.
10.6	Board approval
(a)	Subject to paragraph (b), a resolution of the Board must be passed by a majority of the votes cast by Directors present and entitled to vote on the resolution.
(b)	For so long as the Class B Voting Interest is not less than ten percent, resolutions concerning the following matters must be passed by the affirmative vote of any six Directors (unless the holders of all Class B Shares consent otherwise):
(i)	the election or early termination of the chairman of the Board;
(ii)	the appointment or termination of the Company’s Chief Executive Officer;

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(iii)	the delegation by the Board of any of its powers to a committee of the Board where such delegation authorizes the committee to bind the Company without further Board approval;
(iv)	any proposed amendment to the Company’s constitution (other than technical amendments that do not involve any material change);
(v)	the decision to pay any dividends on the Voting Shares;
(vi)	the decision to adopt a dividend reinvestment plan;
(vii)	the settlement of any material environmental claims in excess of US$50 million;
(viii)	the issue of any Voting Shares or securities convertible or exercisable into Voting Shares other than Permitted Issuances (as defined in the Shareholders Deed) where the amount to be issued when combined with any other Voting Shares or securities convertible or exercisable into Voting Shares in the previous 12 months would exceed 12% of the Company’s then-issued Voting Shares (and for the purposes of this calculation only any securities convertible or exercisable into Voting Shares shall be treated as though such conversion or exercise had occurred);
(ix)	any material acquisition or disposition of the Company’s or any of its subsidiaries’ assets valued at more than US$250 million (on a consolidated basis), or representing more than 20% of the Company’s consolidated total assets, as set out in the most recent consolidated audited accounts;
(x)	the entry by the Company or any of its subsidiaries into any agreement or obligation under which the consideration payable has an aggregate value in excess of US$250 million or represents more than 20% of the Company’s consolidated total long-term liabilities, as set out in the most recent consolidated audited accounts;
(xi)	the Company’s entry into any other business area fundamentally different from its business following consummation of the transaction contemplated by the Transaction Agreements (as defined in the Shareholders Deed) or the Company fundamentally changing the scope of any existing business area, including materially diversifying its business into new commodities, engaging in significant operations involving new minerals or materially engaging with other types of natural resources;
(xii)	the sale of all, or substantially all, of the Company’s business or assets, or the issue or sale of a simple majority (or more) of the Voting Shares to any person other than a related body corporate; and
(xiii)	the entry into any arrangements concerning, or in any way initiating, a proceeding for voluntary administration, winding-up, liquidation, dissolution, merger or consolidation.
(c)	The chairman of a Board meeting does not have a casting vote. If an equal number of votes is cast for and against a resolution, the matter is decided in the negative.
10.7	Procedural rules
The Board may adjourn and, subject to this document, otherwise regulate its meetings as it decides.

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10.8	Written resolution
If all the Directors entitled to receive notice of a Board meeting and to vote on the resolution sign a document containing a statement that they are in favour of the resolution set out in the document, all Directors are deemed to have received notice of the matter and a Board resolution in those terms is passed at the time when the last Director signs.
10.9	Additional provisions concerning written resolutions
For the purpose of rule 10.8:
(a)	two or more separate documents in identical terms, each of which is signed by one or more Directors, are treated as one document; and
(b)	a facsimile or electronic message containing the text of the document expressed to have been signed by a Director that is sent to the Company is a document signed by that Director at the time of its receipt by the Company.
10.10	Valid proceedings
Each resolution passed or thing done by, or with the participation of, a person acting as a Director or member of a committee is valid even if it is later discovered that:
(a)	there was a defect in the appointment of the person; or
(b)	the person was disqualified from continuing in office, voting on the resolution or doing the thing.
11.	CONTROL AND SIGNIFICANT CORPORATE TRANSACTIONS
11.1	Member approval
(a)	The following transactions or matters must be approved in accordance with rules 11.1(b):
(i)	any scheme of arrangement, statutory merger, share issue or other similar transaction (which, for the avoidance of doubt, does not include a takeover offer made under Chapter 6 of the Act) under which the consideration to be received by the members of the Company immediately prior to the transaction (taken as a whole) would not entitle those members to, in aggregate, at least 50% of the Voting Power in one of the Company, its holding company, or the merged/surviving entity, immediately following such transaction; and:
(ii)	any sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, excluding any transactions which are expressly exempted from this rule by the Shareholders Deed.
(b)	Transactions or matters listed in rule 11.1(a) must be approved by:
(i)	the Board; and
(ii)	for as long as the Class B Voting Interest is at least twenty percent:
(A)	a resolution passed by a majority of the votes attached to all issued Class A Shares at a separate meeting of the holders of Class A Shares, excluding any Class A Shares held by the entity with which the Company is merging or to which it is issuing shares, or an Affiliate of that entity; and

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(B)	a resolution passed by a majority of the votes attached to all issued Class B Shares at a separate meeting of the holders of Class B Shares, excluding any Class B Shares held by the entity with which the Company is merging or to which it is issuing shares, or an Affiliate of that entity; and
(iii)	if the Class B Voting Interest is less than twenty percent, a resolution passed by a majority of the votes attached to all issued Voting Shares, excluding any Voting Shares held by the entity with which the Company is merging or to which it is issuing shares, or an Affiliate of that entity.
11.2	Equal treatment reorganisations
Unless approval has been given by:
(a)	for as long as the Class B Voting Interest is at least twenty percent:
(i)	a resolution passed by a majority of the votes attached to all issued Class A Shares at a separate meeting of the holders of Class A Shares, excluding any Class A Shares held by the entity with which the Company is merging or to which it is issuing shares, or an Affiliate of that entity; and
(ii)	a resolution passed by a majority of the votes attached to all issued Class B Shares at a separate meeting of the holders of Class B Shares, excluding any Class B Shares held by the entity with which the Company is merging or to which it is issuing shares, or an Affiliate of that entity; or
(b)	if the Class B Voting Interest is less than twenty percent, a resolution passed by a majority of the votes attached to all issued Voting Shares, excluding any Voting Shares held by the entity with which the Company is merging or to which it is issuing shares, or an Affiliate of that entity, any reorganisation or consolidation of the Company with one or more other persons, scheme of arrangement, share issue or similar transaction requiring an agreement by the Company or a statutory merger of the Company with another person in which the former holders of Class A Shares and/or Class B Shares are entitled to receive shares in another person and/or other securities or property (including cash) must provide that each holder of a Class A Share is entitled to receive, with respect to such share, the same kind and amount of shares of a person and other securities and property (including cash) receivable in such transaction by a holder of a Class B Share, and each holder of a Class B Share is entitled to receive, with respect to such share, the same kind and amount of shares of a person and other securities and property (including cash) receivable in such transaction by a holder of a Class A Share. In the event that the holders of Class A Shares (or of Class B Shares) are granted rights to elect to receive one of two or more alternative forms of consideration, this rule 11.2 shall be satisfied if holders of Class A Shares and holders of Class B Shares are granted identical election rights.
11.3	Prohibited acquisitions
Notwithstanding any other rule in this document, a person must not permit or enter into a transaction, or enable another person (whether a member or not) to permit or enter into a transaction, including electing to convert Exchangeable Shares or being a holder of Exchangeable Shares on a mandatory conversion date which results in:
(a)	the Voting Power in the Company of any person (including the first-mentioned person) increasing from (i) 20% or below to more than 20%, or (ii) a starting point that is above 20% and below 90%; or
(b)	breach of a restriction regarding the acquisition of Beneficial Ownership in Voting Shares contained in an agreement with the Company to which the person, or an Affiliate of the person, is a party,

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unless the transaction:
(c)	if rule 11.1(a) applies, has been approved in accordance with 11.1(b); or
(d)	is expressly exempted from this rule by the Shareholders Deed; or
(e)	has been approved by:
(i)	a resolution passed by the holders of votes attached to at least 75% of all issued Class A Shares (excluding any Class A Shares held by the person, or an Affiliate of the person), voting at a separate meeting of the holders of Class A Shares; and
(ii)	for as long as the Class B Voting Interest is at least twenty percent, a resolution passed by the holders of votes attached to at least 75% of all issued Class B Shares (excluding any Class B Shares held by the person, or an Affiliate of the person), voting at a separate meeting of the holders of Class B Shares; or
(f)	has been approved by the Board.
11.4	Action by the Board
The Board must do the following where the Board has reason to believe that rule 11.3 has been breached or the events described in rules 11.3(a) or 11.3(b) have occurred:
(a)	require any member to provide such information as the Board considers appropriate to determine any of the matters under this rule;
(b)	have regard to such public filings as it considers appropriate to determine any of the matters under this rule;
(c)	make any determinations required under this rule, either after calling for submissions from affected members or other persons or without calling for such submissions;
(d)	subject to applicable law and the applicable rules of any stock exchange, refuse to register any transfer of shares but only to the extent necessary so that, as far as the Board can judge the matter, the person otherwise in breach of rule 11.3 would not thereafter breach rule 11.3 or events described in paragraphs (a) or (b) of rule 11.3 or their effects would be reversed or remedied;
(e)	determine that the voting rights (or some voting rights) attached to such number of Class A Shares or Class B Shares held by a person or persons whom the Board has resolved should not be capable of exercising their votes in accordance with this paragraph (Excess Shares) are from a particular time incapable of being exercised for a definite or indefinite period but only to the extent necessary so that, as far as the Board can judge the matter, the person otherwise in breach of rule 11.3 would not thereafter breach rule 11.3 or events described in paragraphs (a) or (b) of rule 11.3 or their effects would be reversed or remedied;
(f)	determine that any Excess Shares must be sold but only to the extent necessary so that, as far as the Board can judge the matter, the person otherwise in breach of rule 11.3 would not thereafter breach rule 11.3 or events described in paragraphs (a) or (b) of rule 11.3 or their effects would be reversed or remedied;
(g)	determine that any Excess Shares will not carry any right to any distributions from a particular time for a definite or indefinite period but only in respect of such number of shares, as far as the Board can judge the matter, as breaches rule 11.3 or as necessary to address events described in paragraphs (a) or (b) of rule 11.3 or their effects;

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(h)	take such other action for the purposes of enforcing this rule 11.3 in a timely and efficient manner including:
(i)	prescribing rules (not inconsistent with this rule);

(ii)	setting deadlines for the provision of information;

(iii)	drawing adverse inferences where information requested is not provided;

(iv)	making determinations or interim determinations;

(v)	executing documents on behalf of a member;

(vi)	paying costs and expenses out of proceeds of sale of Excess Shares; and

(vii)	changing any decision or determination or rule previously made.
Subject to section 199A, no Director is liable for any such act or omission where the Director acts in good faith.
12.	PROPORTIONAL TAKEOVER APPROVAL

12.1	Special definitions

The following definitions apply in this rule.

Accepted Offer means an offer under a proportional takeover bid that has been accepted and from the acceptance of which a binding contract has not resulted as at the end of the Resolution Deadline.

Approving Resolution means a resolution to approve the proportional takeover bid passed in accordance with rule 12.4.

Resolution Deadline means the day that is 14 days before the last day of the bid period of the proportional takeover bid.

A reference to an associate of another person is a reference to a person who is an associate of the first person because of section 12 of the Corporations Act.

12.2	Limited life of rule

This rule ceases to apply by force of section 648G(1) at the end of three years starting when this rule was inserted in the constitution or starting when this rule was last renewed in accordance with that section.

12.3	Restriction on registration of transfers

The Company must not register a transfer giving effect to a contract resulting from the acceptance of an offer made under a proportional takeover bid until an Approving Resolution is passed.

12.4	Approving Resolution

If offers have been made under a proportional takeover bid for securities in a class issued by the Company:
(a)	an Approving Resolution must be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the Approving Resolution;

(b)	the Board must ensure that an Approving Resolution is voted on in accordance with this rule before the Resolution Deadline for the bid;

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(c)	a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held securities included in that class is entitled to vote on an Approving Resolution;
(d)	the bidder or an associate of the bidder is not entitled to vote on an Approving Resolution; and
(e)	an Approving Resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.
12.5	General meeting provisions apply
The rules in this constitution relating to general meetings apply, modified as necessary, to any meeting convened under this rule, except that the holder of a bid class security that carries no right to vote at a general meeting of the Company has one vote for each bid class security held at a meeting convened under this rule.
12.6	Notice of meeting outcome
If an Approving Resolution is voted on in accordance with this rule before the Resolution Deadline for the proportional takeover bid, the Company must, on or before the Resolution Deadline give a written notice stating that an Approving Resolution has been voted on and that the resolution has been passed or rejected to the bidder.
12.7	Failure to propose resolution
If, as at the end of the day before the Resolution Deadline for a proportional takeover bid, no Approving Resolution has been voted on in accordance with this rule, an Approving Resolution is taken to have been passed in accordance with this rule.
12.8	Rejected resolution
If an Approving Resolution is voted on, in accordance with this rule, before the Resolution Deadline for the proportional takeover bid and is rejected:
(a)	despite section 652A, all offers under the bid that have not, as at the end of the Resolution Deadline, been accepted, and all Accepted Offers are taken to be withdrawn at the end of the Resolution Deadline;
(b)	as soon as practical after the Resolution Deadline, the bidder must return to each person who accepted an Accepted Offer any documents that were sent by the person to the bidder with the acceptance of the offer;
(c)	the bidder may rescind, and must rescind, as soon as practical after the Resolution Deadline, each contract resulting from the acceptance of an offer made under the bid; and
(d)	a person who has accepted an offer made under the bid may rescind the contract (if any) resulting from that acceptance.
13.	MEETINGS OF MEMBERS
13.1	Action by meeting
(a)	Subject to paragraph 13.1(b), unless the Company has only one member, any action required or permitted to be taken by members of the Company must be taken at a meeting of members.

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(b)	When voting at a separate meeting of the holders of Class B Shares, holders of Class B Shares may act by written consent.
13.2	Annual general meeting

The Company must hold an annual general meeting as required by section 250N.

13.3	Calling meetings of members
A meeting of members:
(a)	may be convened at any time by the Board, the chairman of the Board or the Chief Executive Officer; and
(b)	must be convened by the Board when required by section 249D or 250N or by order made under section 249G.
13.4	Notice of meeting
Subject to rules 13.5 and 13.8, at least 21 days’ written notice of a meeting of members must be given individually to:
(a)	each member (whether or not the member is entitled to vote at the meeting);
(b)	each Director; and
(c)	the auditor.
Subject to any regulation made under section 249LA, the notice of meeting must comply with section 249L and may be given in any manner permitted by section 249J(3).
13.5	Short notice
Subject to sections 249H(3) and (4):
(a)	if the Company has elected to convene a meeting of members as the annual general meeting, if all the members entitled to attend and vote agree; or
(b)	otherwise, if members who together have power to cast at least 95% of the votes that may be cast at the meeting agree, a resolution may be proposed and passed at a meeting of which less than 21 days’ notice has been given.
13.6	Postponement or cancellation
Subject to sections 249D(5) and 250N, the Board may:
(a)	postpone a meeting of members;
(b)	cancel a meeting of members; or
(c)	change the place for a general meeting

by Public Disclosure of such postponement, cancellation or change.
13.7	Fresh notice

If a meeting of members is postponed or adjourned for one month or more, the Company must give new notice of the resumed meeting.

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13.8	Notice to joint holders of shares
If a share is held jointly, the Company need only give notice of a meeting of members (or of its cancellation or postponement) to the joint holder who is named first in the Register.
13.9	Location of meetings
Members are taken to accept, for the purposes of section 249R of the Act, that it is reasonable to hold meetings of members in any locality outside of Australia in which:
(a)	the Voting Shares are quoted;
(b)	holders of a substantial number of shares have registered addresses;
(c)	the executive headquarters of the Company are located; or
(d)	at least four directors are ordinarily resident.
13.10	Technology
The Company may hold a meeting of members at two or more venues using any technology that gives the members as a whole a reasonable opportunity to participate.
13.11	Accidental omission
The accidental omission to give notice to, or the non-receipt of notice by, any of those entitled to it does not invalidate any resolution passed at a meeting of members.
13.12	Class meetings
Rules 13 to 17 apply to a separate meeting of a class of members as far as they are capable of application and modified as necessary.
14.	PROCEEDINGS AT MEETINGS OF MEMBERS
14.1	Member present at meeting
If a member has appointed a proxy or attorney or (in the case of a member which is a body corporate) a representative to act at a meeting of members, that member is taken to be present at a meeting at which the proxy, attorney or representative is present.
14.2	Quorum
Except as otherwise provided in this document and subject to section 249B, the holders of a majority of all issued Voting Shares which are entitled to vote at the meeting shall constitute a quorum at all meetings of the Company.
14.3	Quorum not present
If a quorum is not present within 15 minutes after the time for which a meeting of members is called:
(a)	if called as a result of a request of members under section 249D, the meeting is dissolved; and
(b)	in any other case:
(i)	the meeting is adjourned to the day, time and place that the chairman of the Board or the Board decides and notifies to members, or if no decision is notified before then, to the same time on the same day in the next week at the same place; and

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(ii)	if a quorum is not present at the adjourned meeting, the meeting is dissolved.
14.4	Chairing meetings of members
If the Board has appointed a Director to chair Board meetings, that Director may also chair meetings of members. If:
(a)	there is no Director who the Board has appointed to chair Board meetings for the time being; or
(b)	the Director appointed to chair Board meetings is not present at the time for which a meeting of members is called or is not willing to chair the meeting, the Voting Members present must elect a member or Director present to chair the meeting.

14.5	Attendance at general meetings
(a)	Every member has the right to attend all meetings of members whether or not entitled to vote.

(b)	Every Director has the right to attend and speak at all meetings of members whether or not a member.

(c)	The auditor has the right to attend any meeting of members and to speak on any part of the business of the meeting which concerns the auditor in the capacity of auditor.
14.6	Adjournment
Subject to rule 13.7, the chairman of a meeting of members at which a quorum is present may adjourn it to another time and place. The Chairman is not required to adjourn the meeting following a direction to do so by members.
14.7	Business at adjourned meetings
The only business that may be transacted at a meeting resumed after an adjournment is the business left unfinished immediately before the adjournment.
15.	PROXIES, ATTORNEYS AND REPRESENTATIVES
15.1	Appointment of proxies
A member may appoint not more than two proxies to attend and act for the member at a meeting of members. An appointment of proxy must be made by written notice to the Company:
(a)	that complies with section 250A(1); or
(b)	in any other form and mode that is, and is signed or otherwise authenticated by the member in a manner, satisfactory to the Board.
If a member appoints two proxies and the appointment does not specify the proportion or number of the member’s votes each proxy may exercise, each proxy may exercise half of those votes.
15.2	Member’s attorney
A member may appoint an attorney to act, or to appoint a proxy to act, at a meeting of members. If the appointor is an individual, the power of attorney must be signed in the presence of at least one witness.

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15.3	Deposit of proxy appointment forms, powers of attorney and proxy appointment authorities
An appointment of a proxy or an attorney is not effective for a particular meeting of members unless:
(a)	in the case of a proxy, the proxy appointment form and, if it is executed or otherwise authenticated in a manner prescribed by a regulation made for the purposes of section 250A(1) by an attorney, the relevant power of attorney or other authority under which the appointment was authenticated or a certified copy of it; and
(b)	in the case of an attorney, the power of attorney or a certified copy of it, are received by the Company in accordance with section 250B(3) at least 48 hours before the time for which the meeting was called or such reduced period specified in the notice of meeting or, if the meeting has been adjourned, before the resumption of the meeting.
15.4	Corporate representatives
A member that is a body corporate may appoint an individual to act as its representative at meetings of members as permitted by section 250D.
15.5	Appointment for particular meeting, standing appointment and revocation
A member may appoint a proxy, attorney or representative to act at a particular meeting of members or make a standing appointment and may revoke any appointment. A proxy, attorney or representative may, but need not, be a member.
15.6	Position of proxy or attorney if member present
(a)	Subject to paragraph (b), the appointment of a proxy or attorney is not revoked by the member attending and taking part in the general meeting, but if the member votes on a resolution, the proxy or attorney is not entitled to vote, and must not vote, as the member’s proxy or attorney on the resolution.
(b)	If a member has appointed a proxy or attorney under a document which is expressed to be irrevocable:
(i)	the appointment of that proxy or attorney is not revoked by the member attending or taking part in the general meeting; and
(ii)	a member is not entitled to vote, and must not vote, on a resolution if that member has appointed the proxy or attorney to vote on that resolution.
15.7	Priority of conflicting appointments of attorney or representative
If more than one attorney or representative appointed by a member is present at a meeting of members and the Company has not received notice of revocation of any of the appointments:
(a)	an attorney or representative appointed to act at that particular meeting may act to the exclusion of an attorney or representative appointed under a standing appointment; and
(b)	subject to rule 15.7(a), an attorney or representative appointed under a more recent appointment may act to the exclusion of an attorney or representative appointed earlier in time.

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15.8	More than two current proxy appointments
An appointment of proxy by a member is revoked (or, in the case of a standing appointment, suspended for that particular meeting) if the Company receives a further appointment of proxy from that member which would result in there being more than two proxies of that member entitled to act at a meeting. The appointment of proxy made first in time is the first to be treated as revoked or suspended by this rule.
15.9	Continuing authority
An act done at a meeting of members by a proxy, attorney or representative is valid even if, before the act is done, the appointing member:
(a)	dies or becomes mentally incapacitated;
(b)	becomes bankrupt or an insolvent under administration or is wound up;
(c)	revokes the appointment or revokes the authority under which the appointment was made by a third party; or
(d)	transfers the share to which the appointment relates,
unless the Company has received written notice of the matter before the start or resumption of the meeting at which the vote is cast.
15.10	Irrevocable proxy
Each holder of Class A Shares grants an irrevocable proxy in favour of the Company in respect of all the Class A Shares held by it to attend and vote for the holder of Class A Shares at any meeting of members until immediately after Closing.
16.	ENTITLEMENT TO VOTE
16.1	Number of votes
Subject to section 250A(4), rules 15, 16.3, 16.4 and 16.5 and the terms on which shares are issued:
(a)	on a show of hands:
(i)	if a member has appointed two proxies, neither of those proxies may vote;
(ii)	a member who is present and entitled to vote and is also a proxy, attorney or representative of another member has one vote; and
(iii)	subject to paragraphs (a)(i) and (a)(ii), every individual present who is a member, or a proxy, attorney or representative of a member, entitled to vote has one vote; and
(b)	on a poll, a member has one vote for every share held except that while any Exchangeable Shares exist or there is any Unissued Share Merger Consideration, the number of votes cast by Class A Shareholders, or treated as attached to Class A Shares, shall be multiplied by the quotient obtained by dividing (i) the aggregate number of issued Class A Shares, Unissued Share Merger Consideration and issued Exchangeable Shares as at the date of the meeting by (ii) the aggregate number of issued Class A Shares.
Except as otherwise provided in this document, separate meetings of the holders of Class A Shares and Class B Shares are not required on any matters submitted to a general meeting.

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16.2	Casting vote of chairman
The chairman of a meeting of members does not have a casting vote. If an equal number of votes is cast for and against a resolution the matter is decided in the negative.
16.3	Votes of joint holders
If there are joint holders of a share, any one of them may vote at a meeting of members, in person or by proxy, attorney or representative, as if that holder were the sole owner of the share. If more than one of the joint holders of a share (including, for the purposes of this rule, joint legal personal representatives of a dead member) are present at a meeting of members, in person or by proxy, attorney or representative, and tender a vote in respect of the share, the Company may only count the vote cast by, or on behalf of, the most senior joint holder who tenders a vote. For this purpose, seniority depends on the order in which the names of the joint holders are listed in the Register.
16.4	Votes of transmittees and guardians
Subject to section 1072C, if the Board is satisfied at least 48 hours before the time fixed for a meeting of members, that a person:
(a)	is entitled to the transmission of a share under rule 31; or
(b)	has power to manage a member’s property under a law relating to the management of property of the mentally incapable, that person may vote as if registered as the holder of the share and the Company must not count the vote (if any) of the actual registered holder.
16.5		Voting restrictions

If:
(a)	the Act requires that some members are not to vote on a resolution, or that votes cast by some members be disregarded, in order for the resolution to have an intended effect; and
(b)	the notice of the meeting at which the resolution is proposed states that fact, those members have no right to vote on that resolution and the Company must not count any votes purported to be cast by those members. If a proxy purports to vote in a way or in circumstances that contravene section 250A(4), on a show of hands the vote is invalid and the Company must not count it and on a poll rule 17.3(b) applies.
16.6	Decision on right to vote
A Voting Member or Director may challenge a person’s right to vote at a meeting of members. A challenge may only be made at the meeting. A challenge, or any other doubt as to the validity of a vote, must be decided by the chairman, whose decision is final.
17.	HOW VOTING IS CARRIED OUT
17.1	Method of voting
A resolution put to the vote at a meeting of members must be decided on a show of hands unless a poll is demanded under rule 17.2 either before or on declaration of the result of the vote on a show of hands. Unless a poll is demanded, the chairman’s declaration of a decision on a show of hands is final.

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17.2	Demand for a poll
A poll may be demanded on any resolution (except a resolution concerning the election of the chairman of a meeting or the adjournment of the meeting) by:
(a)	at least five members entitled to vote on the resolution; or
(b)	members entitled to cast at least 5% of the votes that may be cast on the resolution on a poll (worked out as at the midnight before the poll is demanded); or
(c)	the chairman.
The demand for a poll does not affect the continuation of the meeting for the transaction of other business and may be withdrawn.
17.3	When and how polls must be taken
If a poll is demanded:
(a)	the poll must be taken at the time and place and, subject to rule 17.3(b), in the manner that the chairman of the meeting directs;
(b)	votes which section 250A(4) requires to be cast in a given way must be treated as cast in that way;
(c)	a person voting who has the right to cast two or more votes need not cast all those votes and may cast those votes in different ways; and
(d)	the result of the poll is the resolution of the meeting at which the poll was demanded.
18.	SECRETARY
18.1	Appointment of Secretary
The Board:
(a)	must appoint at least one individual; and
(b)	may appoint more than one individual,
to be a Secretary either for a specified term or without specifying a term, provided that at least one Secretary must be ordinarily resident in Australia.
18.2	Terms and conditions of office
A Secretary holds office on the terms (including as to remuneration) that the Board decides. The Board may vary any decision previously made by it in respect of a Secretary.
18.3	Cessation of Secretary’s appointment
A person automatically ceases to be a Secretary if the person:
(a)	is not permitted by the Act (or an order made under the Act) to be a secretary of a company;
(b)	becomes disqualified from managing corporations under Part 2D.6 and is not given permission or leave to manage the Company under section 206F or 206G;
(c)	becomes of unsound mind or physically or mentally incapable of performing the functions of that office;

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(d)	resigns by notice in writing to the Company; or
(e)	is removed from office under rule 18.4.
18.4	Removal from office
The Board may remove a Secretary from that office whether or not the appointment was expressed to be for a specified term.
19.	MINUTES
19.1	Minutes must be kept
The Board must cause minutes of:
(a)	proceedings and resolutions of meetings of the Company’s members;
(b)	the names of Directors present at each Board meeting or committee meeting;
(c)	proceedings and resolutions of Board meetings (including meetings of a committee to which Board powers are delegated under rule 6);
(d)	resolutions passed by Directors without a meeting; and
(e)	disclosures and notices of Directors’ interests,
to be kept in accordance with sections 191, 192 and 251A.

19.2	Minutes as evidence

A minute recorded and signed in accordance with section 251A is evidence of the proceeding, resolution or declaration to which it relates unless the contrary is proved.
19.3	Inspection of minute books
The Company must allow members to inspect, and provide copies of, the minute books for the meetings of members in accordance with section 251B.
20.	COMPANY SEALS
20.1	Common seal

The Board:
(a)	may decide whether or not the Company has a common seal; and
(b)	is responsible for the safe custody of that seal (if any) and any duplicate seal it decides to adopt under section 123(2).
20.2	Use of seals
The common seal and duplicate seal (if any) may only be used with the authority of the Board. The Board must not authorise the use of a seal that does not comply with section 123.
20.3	Fixing seals to documents
The fixing of the common seal, or any duplicate seal, to a document must be witnessed:
(a)	by two Directors;

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(b)	by one Director and one Secretary; or
(c)	by any other signatories or in any other way (including the use of facsimile signatures) authorised by the Board.
21.	FINANCIAL REPORTS AND AUDIT
21.1	Company must keep financial records

The Board must cause the Company to keep written financial records that:
(a)	correctly record and explain its transactions (including transactions undertaken as trustee) and financial position and performance; and
(b)	would enable true and fair financial statements to be prepared and audited, and must allow a Director and the auditor to inspect those records at all reasonable times.

21.2	Financial reporting
The Board must cause the Company to prepare a financial report and a directors’ report that comply with Part 2M.3 and must report to members in accordance with section 314 no later than the deadline set by section 315.
21.3	Financial year end

The financial year for the Company will end on 31 December.

21.4	Audit
The Board must cause the Company’s financial report for each financial year to be audited and obtain an auditor’s report. The eligibility, appointment, removal, remuneration, rights and duties of the auditor are regulated by Division 3 of Part 2M.3, Divisions 1 to 6 of Part 2M.4 and sections 1280, 1289, 1299B and 1299C.
21.5	Conclusive reports
Audited financial reports laid before the Company in general meetings are conclusive except as regards errors notified to the Company within three months after the relevant general meeting. If the Company receives notice of an error within that period, it must immediately correct the report and the report as corrected is then conclusive.
21.6	Inspection of financial records and books
Subject to rule 19.3 and section 247A, a member who is not a Director does not have any right to inspect any document of the Company except as authorised by the Board or by ordinary resolution.
22.	SHARES
22.1	Class A Shares and Class B Shares
Except as set out in this document, or as required by law, Class A Shares and Class B Shares carry the same rights.
22.2	Issue at discretion of Board
(a)	Subject to rules 22.2(b) and 22.2(c) and section 259C, the Board may, on behalf of the Company, issue, grant options over or otherwise dispose of, unissued shares

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to any person on the terms, with the rights, and at the times that the Board decides.
(b)	The Board cannot issue partly paid shares.
(c)	No additional Class B Shares may be issued by the Company unless:
(i)	a resolution approving such issue is passed by at least 80% of the votes by the holders of all issued Class B Shares;
(ii)	such issue is required or permitted pursuant to the terms of an agreement with holders of Class B Shares (including, for the avoidance of doubt, the Shareholders Deed); or
(iii)	pursuant to a dividend reinvestment plan.
22.3	Preference and redeemable preference shares
The Company may issue preference shares (including preference shares that are liable to be redeemed). The rights attached to preference shares are:
(a)	unless other rights have been approved by Special Resolution of the Company, the rights set out in the schedule; or
(b)	the rights approved by Special Resolution of the Company as applicable to those shares.
22.4	Brokerage and commissions
The Company may pay brokerage or commissions to a person in respect of that person or another person agreeing to take up shares in the Company.
22.5	Surrender of shares
The Board may accept a surrender of shares:
(a)	to compromise a question as to whether those shares have been validly issued; or
(b)	if surrender is otherwise within the Company’s powers.
The Company may sell or re-issue surrendered shares in the same way as forfeited shares.
23.	CERTIFICATES
23.1	Certificated shares
(a)	The Company must issue a certificate of title to shares if required by section 1070C that complies with section 1070C and deliver it to the holder of those shares in accordance with section 1071H. The Company must not charge any fee to issue a certificate.
(b)	The Company will, on request of a member, issue a certificate to that member.
23.2	Multiple certificates and joint holders
If a member requests the Company to issue several certificates each for a part of the shares registered in the member’s name, the Company must do so. For this purpose, joint holders of shares are a single member. The Company may issue only one certificate that relates to each share registered in the names of two or more joint holders and may deliver the certificate to any of those joint holders.

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23.3	Lost and worn out certificates
If a certificate:
(a)	is lost or destroyed and the owner of the relevant securities applies in accordance with section 1070D(5), the Company must; or
(b)	is defaced or worn out and is produced to the Company, the Company may, issue a new certificate in its place.
24.	REGISTER
24.1	Joint holders
If the Register names two or more joint holders of a share, the Company must treat the person named first in the Register in respect of that share as the sole owner of it for all purposes (including the giving of notice) except in relation to:
(a)	delivery of certificates;
(b)	the right to vote (to which rule 16.1 applies);
(c)	the power to give directions as to payment of, or a receipt for, dividends (to which rules 26.6 and 26.7 apply); and
(d)	transfer.
24.2	Non-beneficial holders
Subject to sections 169(5A) and 1072E, unless otherwise ordered by a court of competent jurisdiction or required by statute, the Company:
(a)	may treat the registered holder of any share as the absolute owner of it; and
(b)	need not recognise any equitable or other claim to or interest in a share by any person except a registered holder.
25.	COMPANY LIENS
25.1	Existence of liens
(a)	Unless the terms of issue provide otherwise, the Company has a first and paramount lien on each share for amounts for which the Company is indemnified under rule 25.3.
(b)	The lien extends to all dividends payable in respect of the share and to proceeds of sale of the share.
25.2	Sale under lien
If:
(a)	the Company has a lien on a share;
(b)	an amount secured by the lien is due and payable;
(c)	the Company has given notice to the member registered as the holder of the share:

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(i)	requiring payment of the amount which is due and payable and secured by the lien;
(ii)	stating the amount due and payable at the date of the notice;
(iii)	specifying how to calculate the amount due when payment is made; and
(iv)	specifying a date (at least 14 days after the date of the notice) by which and a place at which payment of that amount must be made; and
(d)	the requirements of the notice given under paragraph (c) are not fulfilled, the Company may sell the share in respect of which that notice was given (and all dividends, interest and other money payable in respect of that share and not actually paid before sale) by resolution passed before the amount due and payable is paid.
25.3	Indemnity for payments required to be made by the Company

If the law of any jurisdiction imposes or purports to impose any immediate, future or possible liability on the Company, or empowers or purports to empower any person to require the Company to make any payment, on account of a member or referable to a share held by that member (whether alone or jointly) or a dividend or other amount payable in respect of a share held by that member, the Company:
(a)	is fully indemnified by that member from that liability;
(b)	may recover as a debt due from the member the amount of that liability together with interest at the Interest Rate from the date of payment by the Company to the date of repayment by the member; and
(c)	subject to rule 28.4, may refuse to register a transfer of any share by that member until the debt has been paid to the Company.

Nothing in this document in any way prejudices or affects any right or remedy which the Company has (including any right of set off) and, as between the Company and the member, any such right or remedy is enforceable by the Company.
26.	DIVIDENDS
26.1	Accumulation of reserves
The Board may:
(a)	set aside out of profits of the Company reserves to be applied, in the Board’s discretion, for any purpose it decides and use any sum so set aside in the business of the Company or invest it in investments selected by the Board and vary and deal with those investments as it decides; or
(b)	carry forward any amount out of profits which the Board decides not to distribute without transferring that amount to a reserve; or
(c)	do both.
26.2	Payment of dividends
Subject to the Act, rules 26.3 and 26.8, and the terms of issue of shares, the Board may resolve to pay any dividend it thinks appropriate and fix the time for payment. The Company does not incur a debt merely by fixing the amount or time for payment of a dividend. A debt arises only when the time fixed for payment arrives. The decision to pay a dividend may be revoked by the Board at any time before then.

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26.3	Amount of dividend
(a)	Subject to paragraph (b), Class A Shares and Class B Shares carry the same rights to dividends.
(b)	Notwithstanding paragraph (a), the Company may pay a dividend equal to the sum of all dividends or other distributions which would have been payable on a Class A Share issued as Merger Consideration from the Effective Time until the actual date such Class A Share is issued (including dividends and distributions with a record date after the Effective Time but prior to such surrender but with a payment date subsequent to such surrender, had such shares been issued at the Effective Time).
(c)	Subject to the terms of issue of shares and paragraphs (a) and (b), the Company may pay a dividend on one class of shares to the exclusion of another class.
26.4	Dividends in kind
(a)	The Board may resolve to pay a dividend (either generally or to specific members) in cash or satisfy it by distribution of specific assets (including shares or securities of any other corporation), the issue of shares or the grant of options.
(b)	If the Board satisfies a dividend by distribution of specific assets, the Board may:
(i)	fix the value of any asset distributed;
(ii)	make cash payments to members on the basis of the value fixed so as to adjust the rights of members between themselves; and
(iii)	vest an asset in trustees.
(c)	If the Board satisfies a dividend by the issue of shares:
(i)	only Class A Shares shall be distributed to holders of Class A Shares and only Class B Shares shall be distributed to holders of Class B Shares; and
(ii)	the number of Class A Shares distributed for each share held and the number of Class B Shares distributed for each share held must be the same.
26.5	Payment of dividend by way of securities in another entity or corporation

Where the Company satisfies a dividend by way of distribution of specific assets, being shares or other securities in another entity or corporation, each member is taken to have agreed to become a member of that entity or corporation and to have agreed to be bound by the constitution of that entity or corporation. Each member also appoints each Director and each Secretary their agent and attorney to:
(a)	agree to the member becoming a member of that entity or corporation;
(b)	agree to the member being bound by the constitution of that entity or corporation; and
(c)	execute any transfer of shares or securities, or other document required to give effect to the distribution of shares or other securities to that member.
26.6	Method of payment

The Company may pay any cash dividend, interest or other money payable in respect of shares by cheque sent, and may distribute assets by sending the certificates or other evidence of title to them, through the post directed to:

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(a)	the address of the member (or in the case of a jointly held share, the address of the joint holder named first in the Register); or
(b)	to any other address the member (or in the case of a jointly held share, all the joint holders) directs in writing,

or by any other method of payment or distribution the Board decides.

26.7	Joint holders’ receipt
Any one of the joint holders of a share may give an effective receipt for any dividend, interest or other money payable in relation to that share.
26.8	Retention of dividends by Company
The Company may retain the dividend payable on a share:
(a)	of which a person seeks to be registered as the holder under rule 31.2 or 31.3, until that person is registered as the holder of that share or transfers it; or
(b)	on which the Company has a lien, to satisfy the liabilities in respect of which the lien exists.
26.9	No interest on dividends
No member may claim, and the Company must not pay, interest on a dividend (either in money or kind).
27.	SHARE PLANS
27.1	Implementing share plans
The Company in general meeting may by ordinary resolution authorise the Board to implement one or more of:
(a)	a re-investment plan under which any dividend or other cash payment in respect of a share or convertible security may, at the election of the person entitled to it, be:
(i)	retained by the Company and applied in payment for fully paid shares issued under the plan; and
(ii)	treated as having been paid to the person entitled and simultaneously repaid by that person to the Company to be held by it and applied in accordance with the plan;
(b)	any other plan under which members or security holders may elect that dividends or other cash payments in respect of shares or other securities:
(i)	be satisfied by the issue of shares or other securities of the Company or a related body corporate, or that issues of shares or other securities of the Company or a related body corporate be made in place of dividends or other cash payments;
(ii)	be paid out of a particular reserve or source; or
(iii)	be forgone in consideration of another form of distribution from the Company, another body corporate or a trust; or
(c)	a plan under which shares or other securities of the Company or a related body corporate may be issued or otherwise provided for the benefit of employees or Directors of the Company or any of its related bodies corporate.

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27.2	Board obligations and discretions
The Board:
(a)	must do everything necessary or desirable to give effect to a plan implemented under rule 27.1 and the rules governing it; and
(b)	may:
(i)	vary the rules governing; or
(ii)	suspend or terminate the operation of,
a plan implemented under rule 27.1 as it thinks appropriate.
28.	TRANSFER OF SHARES
28.1	Modes of transfer

Subject to rule 28.3, a member may transfer a share by a document the form of which is permitted by law and which is signed by or on behalf of both the transferor and the transferee. The Company must not register a transfer that does not comply with this rule.
28.2	Market obligations
The Company may do anything permitted by the Act that the Board thinks necessary or desirable in connection with the Company taking part in a computerised or electronic system for the purpose of facilitating dealings in shares.
28.3	Delivery of transfer and certificate

A document of transfer under rule 28.1 must be:
(a)	delivered to the registered office of the Company or the address of the Register last notified to members by the Company;
(b)	accompanied by the certificate (if any) for the shares to be transferred or evidence satisfactory to the Board of its loss or destruction; and
(c)	marked with payment of any stamp duty payable.
Property in and title to a document of transfer that is delivered to the Company (but not the shares to which it relates) passes to the Company on delivery.
28.4	Refusal to register transfer
(a)	The Board may refuse to register a transfer:
(i)	if the transfer arises from a breach or, if the transfer were registered, would give rise to a breach, of an agreement to which the Company is a party;
(ii)	in the circumstances described in rule 11.4(d); and
(iii)	in any other instance permitted by applicable law and the applicable rules of any stock exchange.
(b)	Subject to rule 28.4(a)(i), the Board must register a transfer made in compliance with the Shareholders Deed, this document and applicable law.
(c)	Subject to section 259C, the Board must not register a transfer to a subsidiary of the Company.

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(d)	If the Board refuses to register a transfer, the Company must give the transferee notice of the refusal within two months after the date on which the transfer was delivered to it, or within any shorter period required by applicable law or the applicable rules of any stock exchange.
28.5	Transferor remains holder until transfer registered
The transferor of a share remains the holder of it until the transfer is registered and the name of the transferee is entered in the Register in respect of it.
28.6	Powers of attorney

The Company may assume, as against a member, that a power of attorney granted by that member that is lodged with or produced or exhibited to the Company remains in force, and may rely on it, until the Company receives express notice in writing at its registered office of:
(a)	the revocation of the power of attorney; or
(b)	the death, dissolution or insolvency of the member.
29.	TRANSFER AND CONVERSION OF CLASS B SHARES
29.1	Special definitions
The following definitions apply in this rule.
Class B Transferor means a holder of Class B Shares that wishes to effect a Transfer of, or Transfers, Class B Shares.
Permitted Transfer means any Transfer which is expressly exempted from rule 29.2 by an agreement with the Company regarding the acquisition or disposal of Beneficial Ownership in Voting Shares to which the person, or an Affiliate of the person, is a party (including, for the avoidance of doubt, the Shareholders Deed).
Transfer of a Class B Share shall mean any direct or indirect sale, assignment, transfer, conveyance, pledge, hypothecation, mortgage, license, gift, creation of a security interest in or lien on, placement in trust (voting or otherwise), encumbrance or other transfer or disposition (including by way of spin-off, hedging or derivative transactions, any other transaction that hedges or transfers, in whole or in party, the economic consequences of ownership, or otherwise) of such share or any legal, beneficial or economic interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (including transmission pursuant to rule 31) or by transfer of any economic or ownership interest in any person, directly or indirectly, beneficially owning such Class B Shares, including without limitation, a transfer of a Class B Share to a broker or other nominee, or the transfer of, or entering into a binding agreement with respect to, the power (whether exclusive or shared) to vote or direct the voting of a Class B Share by proxy, voting agreement or otherwise. Notwithstanding the foregoing, the granting of a proxy to officers or directors of the Company at the request of the Board in connection with actions to be taken at an annual or special meeting of members shall be deemed not to be a Transfer for purposes hereof.
29.2	Conversion of Class B Shares
(a)	Except for Permitted Transfers or a Transfer by a Class B Transferor to an Affiliate of that Class B Transferor, each Class B Share shall automatically, without any further action by any person, convert into one fully paid Class A Share upon a Transfer of such share by either a Class B Transferor or a Controlled Affiliate of the Class B Transferor or upon a Controlled Affiliate of a Class B Transferor which holds such shares ceasing to be a Controlled Affiliate of that Class B Transferor.

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(b)	All issued Class B Shares shall automatically, without any further action by any person, convert into fully paid Class A Shares, at a conversion ratio of one Class B Share to one Class A Share, if the Class B Voting Interest falls below ten percent, with such conversion becoming effective at 5:00 p.m. New York City time on the tenth day after the date on which the Class B Voting Interest falls below ten percent.
29.3	Powers of Board
(a)	The Board may request or require that holders of Class B Shares furnish affidavits or other proof to the Company as the Board may deem necessary or advisable to verify the direct or indirect ownership of such Class B Shares and to confirm that an automatic conversion of a Class B Share into a Class A Share has not occurred.
(b)	If the Board reasonably determines that sufficient proof has not been provided to the Board, before the time (which must be at least five business days from the date of the request) specified in a request made under paragraph (a), to enable the Board to verify the direct or indirect ownership of Class B Shares to its reasonable satisfaction then, unless the Board otherwise determines, the Class B Shares to which the request related will be deemed to automatically convert in accordance with rule 29.2(a).
29.4	Transfer procedure for Class B Shares

Without limiting rule 28, transfers of Class B Shares shall be subject to the following additional provisions.
(a)	A Class B Transferor that wishes to effect a Transfer of Class B Shares must provide written notice thereof to the Company prior to the close of business on the business day prior to the proposed date of transfer.
(b)	The written notice must:
(i)	identify the proposed transferee, broker or nominee holder, and its relationship with the transferor; and
(ii)	state whether or not the proposed transferee is acquiring the Class B Shares pursuant to a Permitted Transfer.
(c)	The Class B Transferor must provide such additional supporting information, opinions and documentation as may be reasonably requested by the Board.
30	. CONVERSION OF CLASS A SHARES
For so long as the Class B Voting Interest is less than forty-five percent, all issued Class A Shares held by the initial holders of Class B Shares or a Controlled Affiliate of such a holder shall automatically, without any further action by any person, convert into fully paid Class B Shares, at a conversion ratio of one Class A Share to one Class B Share, with such conversion becoming effective at 5:00 p.m. New York City time on the fifth day after the date on which the Class A Share was acquired by such holder of Class B Shares.

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31.	TRANSMISSION OF SHARES
31.1	Death of joint holder
The Company must recognise only the surviving joint holders as being entitled to shares registered jointly in the names of a deceased member and others. The estate of the deceased joint holder is not released from any liability in respect of the shares.
31.2	Death of single holder
The Company must not recognise anyone except the legal personal representative of the deceased member as having any title to shares registered in the sole name of a deceased member. If the personal representative gives the Board the documents described in section 1071B(9) or 1071B(13) or other information that satisfies the Board of the representative’s entitlement to be registered as holder of the shares:
(a)	subject to rules 28.4, 29 and 31.4 the Company must register the personal representative as the holder of the shares as soon as practical after receipt of a written and signed notice to the Company from the representative requiring it to do so; and
(b)	whether or not registered as the holder of the shares, the personal representative:
(i)	may, subject to rule 28, transfer the shares to another person; and
(ii)	has the same rights as the deceased member.
31.3	Transmission of shares on insolvency or mental incapacity
Subject to the Bankruptcy Act 1966 or any applicable comparable legislation in a jurisdiction outside Australia, if a person entitled to shares because of the insolvency or mental incapacity of a member gives the Board the information it reasonably requires to establish the person’s entitlement to be registered as holder of the shares:
(a)	subject to rules 28.4, 29 and 31.4 the Company must register that person as the holder of the shares as soon as practical after receipt of a written and signed notice to the Company from that person requiring it to do so; and
(b)	whether or not registered as the holder of the shares, that person:
(i)	may, subject to rule 28, transfer the shares to another person; and
(ii)	has the same rights as the insolvent or incapable member.
If section 1072C applies, this rule is supplemental to it.

31.4	Refusal to register holder
The Company has the same right to refuse to register a personal representative or person entitled to shares on the insolvency or mental incapacity of a member as it would have if that person were the transferee named in a transfer signed by a living, solvent, competent member.
32.	SMALL SHARE PARCELS
32.1	Board power of sale
(a)	The Board may sell a share other than a Class B Share that is part of a Small Parcel, with or without the consent of the holder of the Small Parcel, if it does so in accordance with this rule.

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(b)	Without limiting rule 32.1(a), the Board may sell a share that is part of a Small Parcel by giving a notice to a member who holds a Small Parcel stating that it intends to sell the Small Parcel and specifying a date by which the member may give the Company written notice that the member wishes to retain the holding (in which case the Company will not sell the Small Parcel).
32.2	Notice of proposed sale
The Board may determine in its absolute discretion that it will give written notice to a member who holds a Small Parcel stating that it intends to sell the Small Parcel and specifying a time period during which it intends to sell the Small Parcel.
32.3	Terms of sale

A sale of shares under this rule includes all dividends payable on and other rights attaching to them. The Company must pay the costs of the sale. Otherwise, the Board may decide the manner, time and terms of sale.
32.4	Share transfers
For the purpose of giving effect to this rule, each Director and each Secretary has power to initiate, execute or otherwise effect a transfer of a share as agent and attorney for a member who holds a Small Parcel.
32.5	Application of proceeds

The Company must:
(a)	pay the proceeds of sale into a separate bank account it opens and maintains for the purpose only;
(b)	hold the proceeds in trust for the previous holder of the shares (Divested Member);
(c)	as soon as practical give written notice to the Divested Member stating:
(i)	what the amount in the account is; and
(ii)	that it is holding that amount for the Divested Member while awaiting the Divested Member’s instructions for the shares sold; and
(d)	deal with the amount in the account as the Divested Member instructs.
32.6	Protections for transferee
The title of the new holder of a share sold under this rule is not affected by any irregularity in the sale. The sole remedy of any person previously interested in the share is damages which may be recovered only from the Company.
33.	ALTERATION OF SHARE CAPITAL
33.1	Capitalisation of profits
The Company may capitalise profits, reserves or other amounts available for distribution to members. Subject to the terms of issue of shares, members are entitled to participate in a capital distribution in the same proportions in which they are entitled to participate in dividends.

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33.2	Adjustment of capitalised amounts
The Board may settle any difficulty that arises in regard to a capitalisation of profits as it thinks appropriate and necessary to adjust the rights of members among themselves, including:
(a)	fix the value of specific assets;
(b)	issue fractional certificates;
(c)	make cash payments to members on the basis of the value fixed for assets or in place of fractional entitlements so as to adjust the rights of members between themselves;
(d)	disregard fractional entitlements; and
(e)	vest cash or specific assets in trustees.
33.3	Conversion of shares
Subject to Part 2H.1 and rules 22.3 and 33.8, the Company may convert:
(a)	an ordinary share into a preference share; and
(b)	a preference share into an ordinary share; and
(c)	all or any of its shares into a larger or smaller number of shares by ordinary resolution, provided however that where a class of Voting Shares is so converted, all other classes of Voting Shares are converted in the same manner and at the same time.
33.4	Adjustments on conversion
The Board may do anything it thinks appropriate and necessary to give effect to a resolution converting shares including, if a member becomes entitled to a fraction of a share as a result of the conversion:
(a)	issue fractional certificates;
(b)	make cash payments to members or disregard fractional entitlements so as to adjust the rights of members between themselves; or
(c)	vest fractional entitlements in a trustee.
33.5	Reduction of capital
The Company may reduce its share capital:
(a)	by reduction of capital in accordance with Division 1 of Part 2J.1;
(b)	by buying back shares in accordance with Division 2 of Part 2J.1;
(c)	in the ways permitted by sections 258E and 258F; or
(d)	in any other way for the time being permitted by the Act.
33.6	Payments in kind
Where the Company reduces its share capital in accordance with Division 1 of Part 2J.1, it may do so by way of payment of cash, distribution of specific assets (including shares or other securities in another corporation), or in any other manner permitted by law. If the reduction is by distribution of specific assets, the Board may:

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(a)	fix the value of any assets distributed;
(b)	make cash payments to members on the basis of the value fixed so as to adjust the rights of members between themselves; and
(c)	vest an asset in trustees.
33.7	Payment in kind by way of securities in another corporation

Where the Company reduces its share capital by way of distribution of specific assets, being shares or other securities in another entity or corporation, each member is taken to have agreed to become a member of that entity or corporation and to have agreed to be bound by the constitution of that entity or corporation. Each member also appoints each Director and each Secretary their agent and attorney to:
(a)	agree to the member becoming a member of that entity or corporation;
(b)	agree to the member being bound by the constitution of that entity or corporation; and
(c)	execute any transfer of shares or securities, or other document required to give effect to the distribution of shares or other securities to that member.
33.8	Variation of rights
(a)	If the Company issues different classes of shares, or divides issued shares into different classes, the rights attached to shares in any class may (subject to sections 246C and 246D) be varied or cancelled only by a resolution passed by a majority of the votes attached to all issued shares of the class of shares proposed to be affected at a separate meeting of the holders of that class of shares.
(b)	Subject to the terms of issue of shares, the rights attached to a class of shares are not treated as varied by the issue of further shares of that class.
34.	WINDING UP
34.1	Entitlement of members
(a)	Subject to the terms of issue of shares and this rule 34, the surplus assets of the Company remaining after payment of its debts are divisible among the members in proportion to the number of fully paid shares held by them.
(b)	Subject to rule 34.1(c),Class A Shares and Class B Shares carry the same rights on a winding-up.
(c)	While any Exchangeable Shares exist or there is any Unissued Share Merger Consideration, the total entitlement to a distribution of property on a winding up of the Company shall be:
(i)	for Class A Shares, equal to the total property to be distributed to Class A Shares and Class B Shares multiplied by the quotient obtained by dividing (i) the aggregate number of issued Class A Shares, Unissued Share Merger Consideration and Exchangeable Shares by (ii) the aggregate number of issued Class A Shares, Unissued Share Merger Consideration, Exchangeable Shares and issued Class B Shares; and
(ii)	for Class B Shares, equal to the balance of property distributable to Class A Shares and Class B Shares after deducting the entitlement of issued Class A Shares pursuant to rule 34.1(c)(i).

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34.2	Distribution of assets generally
If the Company is wound up, the liquidator may, with the sanction of a Special Resolution:
(a)	divide the assets of the Company among the members in kind;
(b)	for that purpose fix the value of assets and decide how the division is to be carried out as between the members and different classes of members; and
(c)	vest assets of the Company in trustees on any trusts for the benefit of the members as the liquidator thinks appropriate.
34.3	No distribution of liabilities
The liquidator cannot compel a member to accept marketable securities in respect of which there is a liability as part of a distribution of assets of the Company.
34.4	Distribution not in accordance with legal rights
If the liquidator decides on a division or vesting of assets of the Company under rule 34.2 which does not accord with the legal rights of the contributories, any contributory who would be prejudiced by it may dissent and has ancillary rights as if that decision were a Special Resolution passed under section 507.
35.	NOTICES
35.1	Notices by Company
A notice is properly given by the Company to a person if it is:
(a)	in writing signed on behalf of the Company (by original or printed signature);
(b)	addressed to the person to whom it is to be given; and
(c)	either:
(i)	delivered personally;
(ii)	sent by prepaid mail posted in the same country as the address notified under rule 35.2, or otherwise, the addressee’s registered address (by airmail, if the address is in another country) to that person’s address; or
(iii)	sent by fax to the fax number (if any) nominated by that person; or
(iv)	sent by electronic message to the electronic address (if any) nominated by that person.
35.2	Overseas members
A member whose registered address is not in Australia may notify the Company in writing of an address in Australia to which notices may be sent.
35.3	When notice is given
A notice to a person by the Company is regarded as given and received:
(a)	if it is delivered personally:
(i)	by 5.00 pm (local time in the place of receipt) on a business day — on that day; or

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(ii)	after 5.00 pm (local time in the place of receipt) on a business day, or on a day that is not a business day — on the next business day;
(b)	if it is sent by fax or electronic message or given under section 249J(3)(cb):
(i)	by 5.00 pm (local time in the place from which it is sent or given) on a business day — on that day; or
(ii)	after 5.00 pm (local time in the place from which it is sent or given) on a business day, or on a day that is not a business day — on the next business day; and
(c)	if it is sent by mail, one business day after posting.
A certificate in writing signed by a Director or Secretary stating that a notice was sent is conclusive evidence of service.
35.4	Business days
For the purposes of rule 35.3, a business day is a day that is not a Saturday, Sunday or public holiday in the place from which the notice is dispatched.
35.5	Waiver of notice
(a)	Subject to the Act, whenever any notice is required to be given to any member or Director of the Company under any provision of the Corporations Act or this document, a waiver thereof, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.
(b)	Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.
(c)	Neither the business to be transacted at, nor the purpose of, any meeting of members, Directors or members of a committee of Directors needs to be specified in any written waiver of notice.
(d)	In the case of a member, such waiver of notice may be signed by such member’s attorney or proxy duly appointed in writing.
35.6	Notice to joint holders
Notice to joint holders of shares must be given to the joint member named first in the Register. Every person who becomes entitled to a share is bound by every notice in respect of that share that was properly given to a person registered as the holder the share before the transfer or transmission of the share was entered in the Register.
35.7	Counting days
If a specified period must pass after a notice is given before an action may be taken, neither the day on which the notice is given nor the day on which the action is to be taken may be counted in reckoning the period.
35.8	Notices to “lost” members
If:
(a)	on two or more consecutive occasions a notice served on a member in accordance with this rule is returned unclaimed or with an indication that the member is not known at the address to which it was sent; or

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(b)	the Board believes on other reasonable grounds that a member is not at the address shown in the Register or notified to the Company under rule 35.2, the Company may give effective notice to that member by exhibiting the notice at the Company’s registered office for at least 48 hours.
This rule ceases to apply if the member gives the Company notice of a new address.
36.	UNCLAIMED MONEY
The Company must deal with unclaimed dividends and distributions and unclaimed proceeds of shares sold or reissued under this document in accordance with the law relating to unclaimed money in Western Australia, Australia.
37.	AMENDMENT TO CONSTITUTION
Subject to the Act and this document, a Special Resolution to modify or repeal this document, or a provision of this document, other than a Special Resolution to renew rule 12, or to adopt any provision as part of this document that is inconsistent with a rule specified in paragraph (d) below, does not have any effect unless:
(a)	the Board has approved the proposed resolution as follows:
(i)	for as long as the Class B Voting Interest is at least ten percent, by the affirmative vote of any six Directors; or
(ii)	if the Class B Voting Interest is less than ten percent, by the affirmative vote of a majority of the Directors present and voting at a quorate Board meeting;
(b)	a majority of the votes attached to all issued Voting Shares have been voted in favour of the Special Resolution;
(c)	in the case of any modification or repeal of this document or a provision of this document (including by the adoption of any provision as part of this document) that adversely affects a class of shares, a majority of votes attached to all issued shares of the class of shares proposed to be affected have been voted in favour of the modification, repeal or adoption at a separate meeting of the holders of that class of shares; and
(d)	in the case of a modification to or repeal of, or the adoption of any provision that is inconsistent with the purpose or intent of:
(i)	rules 9 and 37, the holders of votes attached to at least 80% of all issued Voting Shares have voted in favour of the Special Resolution;
(ii)	rules 2.4, 2.5(b), 2.6(a), 2.11(a)(i), 2.11(b), 2.11(d), 11.3, 11.4, 29.1, 29.2, 30 or this rule 37(d), the holders of votes attached to at least 80% of all issued Class A Shares have approved the modification, repeal or adoption, voting at a separate meeting of the holders of Class A Shares; or
(iii)	rules 2.1, 2.3(b), 2.4, 2.5(a), 2.6(b), 2.11(a)(ii), 2.11(c), 2.11(e), 11.3, 11.4, 29.1, 29.2, 30 or this rule 37(d), the holders of votes attached to at least 80% of all issued Class B Shares have approved the modification, repeal or adoption, voting at a separate meeting of the holders of Class B Shares.

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Schedule
TERMS OF ISSUE OF PREFERENCE SHARES
1.	Definitions

The following definitions apply in relation to a preference share issued under rule 22.3(a).

Dividend Amount for any Dividend Period means the amount calculated as where:

DA = Dividend Amount;

AP = amount paid on the share;

DR = Dividend Rate; and

N = number of days in the relevant Dividend Period.

Dividend Date means a date specified in the Issue Resolution on which a dividend in respect of that preference share is payable.

Dividend Period means:
(a)	the period that begins on and includes the Issue Date and ends on and includes the day before the first Dividend Date after the Issue Date; and
(b)	the period that begins on and includes each Dividend Date and ends on and includes the day before the next Dividend Date; and
(c)	the period that begins on and includes the last Dividend Date and ends on and includes the day before the Redemption Date.
Dividend Rate means the rate specified in the Issue Resolution for the calculation of the amount of dividend to be paid on that preference share on any Dividend Date.

franked dividend means a distribution franked in accordance with section 202-5 of the Tax Act.

Issue Date means the date on which the share is issued.

Issue Resolution means the resolution passed under clause 2 of this schedule.

redeemable preference share means a preference share which the Issue Resolution specifies is liable to be redeemed:
(a)	at a fixed time or on the happening of a particular event;
(b)	at the Company’s option; or
(c)	at the holder’s option.
Redemption Amount in relation to a redeemable preference share means the amount specified in the Issue Resolution to be paid on redemption of that share.

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Redemption Date in relation to a redeemable preference share, means the date on which the Issue Resolution requires the Company to redeem that share.
Tax Act means the Income Tax Assessment Act 1936 (Cth), the Income Tax Assessment Act 1997 (Cth), or both, as applicable.
2.	Issue Resolution

If the Board resolves to issue a preference share, it must pass an Issue Resolution which specifies:
(a)	the Dividend Date;
(b)	the Dividend Rate;
(c)	whether dividends are cumulative or non-cumulative;
(d)	the priority with respect to payment of dividends and repayment of capital over other classes of shares;
(e)	whether the share is a redeemable preference share or not, and if so:
(i)	the Redemption Amount; and
(ii)	if the share is redeemable at the end of a fixed period, the Redemption Date, or otherwise the circumstances (if any) in which the share is redeemable at the option of the holder or of the Company, the way in which that option must be exercised and the way in which the resulting Redemption Date is ascertained, and may also specify that the dividend must be a franked dividend or must not be a franked dividend.
3.	Franked dividends

If the Issue Resolution specifies that the dividend on preference shares must be a franked dividend, it may also specify:
(a)	the extent to which the dividend must be franked (within the meaning of the Tax Act); and
(b)	the consequences of the dividend not being franked to that extent, which may include an increase of the dividend by an amount equal to the additional amount of franking credit which would have been imputed to the holder of the share under the Tax Act if the dividend had been franked in accordance with the Issue Resolution.
4.	Dividend entitlement

The holder of a preference share is entitled to be paid on each Dividend Date or, in the case of the final dividend payable on the share, on the Redemption Date, in priority to any payment of dividend on any other class of shares over which the relevant Issue Resolution or rights conferred under rule 22.3(b) give it priority, a preferential dividend of the Dividend Amount for the Dividend Period ending on the day before that Dividend Date or the Redemption Date (as the case may be).

The dividend entitlement is cumulative if the Issue Resolution states that it is cumulative and otherwise is non-cumulative.

5.	Priority on winding up

The holder of a preference share is entitled, on a winding up, to payment in cash of:

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(a)	the amount then paid up on the share; and
(b)	if the Issue Resolution states that dividends are cumulative, any arrears of dividend,

in priority to any payment to the holders of ordinary shares and any other class of preference share over which the relevant Issue Resolution or rights conferred under rule 22.3(b) give it priority, but has no right to participate in surplus assets and profits of the Company.
6.	Voting
The holder of a preference share has no right to vote at any meeting of members except:
(a)	if the Issue Resolution states that dividends are cumulative, during a period during which a dividend (or part of a dividend) on the share is in arrears;
(b)	on a proposal to reduce the Company’s share capital;
(c)	on a resolution to approve the terms of a buy-back agreement;
(d)	on a proposal that affects rights attached to the share;
(e)	on a proposal to wind up the Company;
(f)	on a proposal for the disposal of the whole of the Company’s property, business and undertaking; and
(g)	during the winding up of the Company.
7.	Notices and financial reports
The Company must give the holder of a preference share notice of each meeting of members in accordance with rule 11 and send the holder financial reports in accordance with rule 21.2.
8.	Redemption of redeemable preference shares
Subject to the Act, the Company must redeem a redeemable preference share on the Redemption Date by paying the Redemption Amount to the holder in cash, by cheque or in any other form that the holder agrees to in writing. If the Company sends the holder of a redeemable preference share a cheque for the Redemption Amount, the share is redeemed on the date on which rule 35.3(b)(ii) would treat the cheque as being received by the holder, whether or not the holder has presented the cheque. If the holder of a redeemable preference share does not present a cheque for the Redemption Amount within a reasonable period after it is sent, the Company must deal with the Redemption Amount in accordance with rule 36.
9.	Equal ranking issues
Subject to the terms of issue of any particular class of preference share, the issue of further preference shares that rank equally with any issued preference shares is not taken to affect the rights of the holders of the existing preference share whether or not the Dividend Rate for the new preference share is the same as or different from that applicable to that preference share.

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